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05011528

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Financiero Inbursa, S.A.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED SEP 2 ? 2005 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4843

FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 9/28/05

CLEARY GOTTLIEB STEEN & HAMILTON LLP

NEW YORK
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FACSIMILE
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WWW.CLEARYGOTTLIEB.COM

FRANKFURT
COLOGNE
ROME
MILAN
HONG KONG
TOKYO

AR/S
12-31-04

File No. 82-4243

September 27, 2005

VIA HAND

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

Re: Disclosure Materials Provided on Behalf of Grupo Financiero Inbursa, S.A. de C.V. (File No. 82-4243) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero Inbursa, S.A. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translations of the following:

1. The Company's annual report for 2004 (filed with the Mexican Stock Exchange (the "MSE") on June 30, 2005);

2. The Company's significant events disclosed in 2005;

3. Disclosure of application of the Better Business Practice Code by the Company in 2004 (filed with the MSE on June 30, 2005);

4. The Company's corporate events disclosed in 2005;

5. Explanatory brochure of the Company's corporate restructuring spin off (filed with the MSE on May 24, 2005)

6. The Company's notice regarding the update of the registration of its shares as a result of its corporate restructuring spin-off (filed with the MSE on May 24, 2005); and

7. The Company's consolidated quarterly reports for the second quarter of 2005.

If you have any questions or require any further information, please do not hesitate to contact Jorge U. Juantorena or Jennifer A. Hershfang of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Ryan R. Wright

Enclosure

cc: Veronica Ramirez
Jorge U. Juantorena
Jennifer A. Hershfang

82-4243

ANNUAL REPORT 2004
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Annual Report filed pursuant to the General Provisions Applicable to Share Issuers and Other Participants in the Stock Market for the fiscal year ending December 31, 2004.

Authorized capital stock through December 31, 2004 was represented by 3,134,828,964 series-O shares with a par value of $1.0002277315363 each, and the paid capital stock was comprised of 3,000,152,564 shares with a paid par value of $3,000,835,793. By virtue of the Corporation's spin-off approved by the general shareholders' meeting last May 25, 2005, the Corporation's authorized capital stock was reduced to the amount of $2,593,825,262.30, represented by 3,134,828,964 series-O shares, each with a par value of $0.827421620821; 3,000,152,564 shares of said series-O shares are in circulation.

As of the date of this publication, the Corporation's 3,000,152,564 outstanding series-O shares were listed on the Mexican Stock Market under ticker symbol GFINBUR "O."

The shares issued by the Corporation are registered in the securities section of the National Share Registry and are listed on the Bolsa Mexicana de Valores, S.A. de C.V. (Mexican Stock Market).

Inscription in the National Share Registry does not imply any certification whatsoever regarding the securities' soundness or the issuer's solvency.

AR/S
12-31-04

INBURSA GRUPO FINANCIERO
Paseo de las Palmas No. 736, Lomas de Chapultepec, 11000, México, D.F.

Index

1.- General Information

1.1- Glossary of Terms and Definitions

Afore Inbursa	Afore Inbursa S.A. de C.V.
América Móvil	América Móvil, S.A. de C.V.
América Telecom	América Telecom, S.A. de C.V.
Arrendadora Inbursa	Arrendadora Financiera Inbursa S.A. de C.V., Organización Auxiliar del Crédito, Grupo Financiero Inbursa (Financial Leasing Company).
Asesoría	Asesoría Especializada Inburnet, S.A. de C.V.
Banco Inbursa	Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa (Full Service Bank).
BANXICO	Banco de México. (Mexican Central Bank).
BMV	Bolsa Mexicana de Valores, S.A. de C.V. (Mexican Stock Market).
CGT	Carso Global Telecom, S.A. de C.V.
CONSAR	Comisión Nacional del Sistema de Ahorro para el Retiro (National Commission for Retirement Funds).
CNBV	Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission).
CNSF	Comisión Nacional de Seguros y Fianzas (National Insurance and Bonds Commission).
Desarrollo Ideal	Desarrollo de América Latina, S.A. de C.V.
DOF	Diario Oficial de Federación (Federal Official Gazette).
Fianzas Guardiana	Fianzas Guardiana Inbursa, S.A., Grupo Financiero Inbursa. (Bonds Company).
GCarso	Grupo Carso, S.A. de C.V.
GFinbursa or the Corporation	Grupo Financiero Inbursa, S.A. de C.V.
GSanborns	Grupo Sanborns, S.A. de C.V.
Ideal	Impulsora de Desarrollo Económico de América Latina, S.A. de C.V.
Inbursa Siefore	Inbursa Siefore, S.A. de C.V.
IPC	Índice de Precios y Cotizaciones. (Price Index).
INMEX	Índice México. (Mexican Index).
Inversora Bursátil	Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa (Brokerage Firm).

IVA	Impuestos al Valor Agregado (Value-Added Tax).
LFCE	Ley Federal de Competencia Económica (Antitrust Law).
LFIF	Ley Federal de Instituciones de Fianzas (Federal Bond Institution Law).
LGISMS	Ley General de Instituciones y Sociedades Mutualistas de Seguros (Mutual Insurance Company Law).
LGSM	Ley General de Sociedades Mercantile (General Corporation and Partnership Law).
LGTOC	Ley General de Títulos y Operaciones de Crédito (General Law of Negotiable Instruments and Credit Operations).
LIC	Ley de Instituciones de Crédito (Banking Law).
LIMPAC	Ley del Impuesto al Activo (Asset Tax Law).
LISR	Ley del Impuesto Sobre la Renta (Income Tax Law).
LIVA	Ley del Impuesto al Valor Agregado (Value-Added Tax Law).
LMV	Ley del Mercado de Valores (Securities Exchange Law).
LRAF	Ley para Regular las Agrupaciones Financieras (Law to Regulate Financial Groups).
LSAR	Ley de los Sistemas de Ahorro para el Retiro (Retirement Fund Law).
LSI	Ley de Sociedades de Inversión (Mutual Fund Company Law).
Operadora Inbursa	Operadora Inbursa de Sociedades de Inversión, S.A. de C.V., Grupo Financiero Inbursa (Investment Funds).
Outsourcing	Out Sourcing Inburnet, S.A. de C.V.
Pensiones Inbursa	Pensiones Inbursa, S.A., Grupo Financiero Inbursa.
Promotora Ideal	Promotora de Desarrollo de América Latina, S.A. de C.V.
Promotora Inbursa	Promotora Inbursa, S.A. de C.V.
RNV	Registro Nacional de Valores (National Share Registry).
Seguros Inbursa	Seguros Inbursa, S.A., Grupo Financiero Inbursa (Insurance Company).
SHCP	Secretaría de Hacienda y Crédito Público (Department of the Treasury and Public Credit).
Siefore Básica	Inbursa Siefore Básica, S.A. de C.V.
Telmex	Teléfonos de México, S.A. de C.V.
USD	United States Dollars

US GAAP	US Generally Accepted Accounting Principles

1.2 Executive Summary

GFInbursa was incorporated in 1985 as a regular business corporation under the name Promotora Carso, S.A. de C.V. In 1992, the SHCP authorized GFInbursa to become a financial group. Pursuant to the terms of the LRAF, GFInbursa was certified to render all financial services via a financial group.

To date, GFInbursa directly and indirectly controls ten financial entities in the following operations:

- Banco Inbursa is authorized to operate as a full-service bank;
- Inversora Bursátil is authorized operate as a brokerage firm;
- Seguros Inbursa and Patrimonial Inbursa, S.A. each is authorized to operate as an insurance company for life, accident, illness and damage policies;
- Pensiones Inbursa is authorized to operate as an insurance company specializing in pension insurance vis-a-vis social-security legislation;
- Salud Inbursa, S.A. is authorized to operate as an insurance company specializing in health insurance;
- Arrendadora Inbursa is authorized to operate as a financial leasing company;
- Operadora Inbursa is authorized to operate as a mutual-fund management company that manages eight investment funds; and
- Afore Inbursa is authorized to operate as a retirement fund manager, which administers two investment funds specializing in retirement funds.

During 2004, GFInbursa's net profit was 5.371 billion[1] MXP. This figure was 1.22 times greater than the one registered the previous year, attending to 362,764 more clients and adding to the 5,823,440 who already entrust their business to GFInbursa. These earnings are due to the improved operating performance of all the group's subsidiaries throughout the year. Furthermore, the sales team increased by 2,078 financial advisors and to an extraordinary net revenue of 1.811 billion pesos as per an appraisal of shares derived from a capital restructuring of Grupo Televicentro, S.A. de C.V. GFInbursa participates indirectly in the aforementioned company through Promotora Inbursa. Pursuant to the foregoing, the Corporation purchased a 6.4% share in Grupo Televisa, S.A.

Under US GAAP, GFInbursa registered profits of 672* million dollars during 2004. This is a 111% increase over the same period the previous year. The aforementioned figure represents a 19.2% yield over profit.

GFInbursa's net worth increased 14% during 2004, from 33.369 billion MXP at the end of 2003 to 37.880 billion MXP at the end of 2004. It is important to underscore that this increase was achieved despite the creation of the reserve fund registered in 2004 and the dividend payment that, for the second consecutive year, was approved by Grupo Financiero Inbursa's shareholders' meeting. Said dividend payment totaled $0.30 per share.

In June 2004, GFInbursa announced its decision to spin off in order to create Ideal, which would become the holding company for a new group geared to evaluate, structure, develop and operate infrastructure projects in Mexico and Latin America.

The aforementioned spin-off was approved by GFInbursa's shareholders' meeting last May 25, 2005. Said spin-off implied a transfer of an initial equity to Ideal amounting to approximately 8.500 billion pesos.

*Un-audited figures filed under generally accepted accounting principles in the United States of America (US GAAP).

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[1] Billion: 10^9 [translator's note].

The strengthening of the sales force and good customer service based on an efficient-cost structure are important factors for GFInbursa to continue reaching the growth and profit objectives in 2005.

GFInbursa is a financial group that is basically controlled by Mexican shareholders committed to contributing to Mexico's development through active participation in the financial market, promoting the participation of others in fomenting growth via increased and improved opportunities. This effort would be impossible without the talent and work of all the collaborators of this group and the trust bestowed by our clients and partners.

1.3 Risk Factors

The operations carried out by GFInbursa through its subsidiaries imply different risks. These include liquidity, market, credit and/or legal risks, among others.

Likewise, GFInbursa and its subsidiaries are exposed to structural changes in economic and financial adjustments currently effected by national and international markets.

The following are the risks factors that GFInbursa believes could significantly affect the Corporation and its operations and that should be taken into consideration by the investing public.

The risks and uncertainties described are not the only ones faced by the Corporation; however, the purpose of this document is to describe the most significant risks, knowing that others exist that also could affect its operations and activities.

Risks to Shareholders

GFInbursa's assets are basically represented by shares in its subsidiaries, which could be a risk factor for the Corporation. Said subsidiaries' operations could be affected as could, consequently, their financial earnings – due to unfavorable factors of its operating surroundings, such as: an economic recession causing a decrease in the country's main economic variables, basically high unemployment; inflation causing significant salary increases resulting in a loss in spending power; and high interest rates that trigger a great amount of credit without the capacity to pay debts or the lack of liquidity to save or to take out insurance policies or other financial instruments.

It is important to underscore that, as a measure to prevent risk, GFInbursa has a large capitalization index with respect to each of its subsidiaries. This has allowed it to offset contingencies when faced with the market volatility. Therefore, it has not had to request government loans from the financial-rescue programs.

Transactions with Affiliated Companies that Could Create Potential Conflicts of Interests

The Corporation carries out financial and business operations with affiliated companies, such as Telmex, America Movil, America Telecom, GCarso and CGT, among others, during the normal course of business and pursuant to market conditions. The operations with affiliated companies may generate possible conflicts of interest. (See Administration and Operations with Related Parties and Conflicts of Interests in Section 2, Number 4, Item b) of this Report).

Governmental Regulation that Could Adversely Affect GFInbursa's Activities

GFInbursa is a shareholder and all its operations are carried out by its subsidiaries, which, as financial entities, are subject to considerable governmental regulation. Therefore, GFInbursa's operations and financial earnings could be adversely affected by legislative reforms and changes in regulatory policies applicable to its subsidiaries.

Steep National and International Competition in Financial-Service Rendering
With respect to competition, the incorporation, into the financial system, of large international institutions that have direct access to external funding, are in better conditions and have cutting-edge technology establishes a more competitive guideline whereby Mexican financial brokers like GFInbursa are required to achieve more efficient financial brokerage to appeal to or remain popular among the investing public.

Notwithstanding the foregoing risks, it is important to underscore that GFInbursa's subsidiaries, as financial entities, are legally obligated to establish internal-control procedures for complete risk management in order to monitor and control themselves adequately so as to protect their own and the public's equity.

The financial entities have several internal agencies to monitor said risks. Additionally, external audits are carried out each year to review said process properly pursuant to current legislation.

In order to measure and evaluate the risks taken in its financial operations, GFInbursa's subsidiaries have computer programs to calculate the value of the risk in addition to carrying out sensitivity analyses and stress testing under extreme conditions.

1.4 Other Securities
In September 1992, GFInbursa's general extraordinary shareholders' meeting approved the registry of its shares of capital stock in the Securities Section of the RNV in order to be listed on the Mexican Stock Market.

Currently, GFInbursa does not have other shares registered on the Mexican Stock Market; however, through June 2005 GFInbursa listed 359,366 American Depositary Receipts ("ADRs"), covering 1,796,830 series-O shares, on the New York Stock Exchange. In order to honor foreign legal provisions, GFInbursa must send, to the foreign authorities, the same legal and financial information that it must disclose to the investing public pursuant to Mexican law.

Finally, GFInbursa has submitted, completely and on time for the last three fiscal years, the reports that applicable law requires concerning significant events and periodic information.

1.5 Significant Changes to Rights Inherent to Securities Inscribed in the Registry
In September 1992, GFInbursa registered shares of its capital stock with the RNV and placed 642,909,993 of said shares in circulation, of which 327,884,097 were series-A, 122,152,898 were series-B and 192,872,998 were series-C.

In February 1999, GFInbursa's General extraordinary shareholders' meeting approved the conversion of series-A, series-B and series-C shares into series-O shares in order to comply with the reforms of the Banking Law dated January 20, 1999. Said conversion did not modify the rights inherent to the shares issued by GFInbursa.

In July 2001, GFInbursa's general extraordinary shareholders' meeting approved a split without increasing the Corporation's capital stock. Furthermore, it approved the exchange of all shares issued in the form of three new shares for every share issued by the Corporation. By virtue of the foregoing, as of said date, GFInbursa's authorized capital stock is represented by 3,134,828, 964 series-O shares with a par value of $1.000227731563 each.

In May 2005, GFInbursa's General extraordinary shareholders' meeting approved a spin-off from the Corporation to incorporate Ideal. The rights conferred by GFInbursa's shares were not modified by the spin-off. The only change concerned the amount of the capital stock and the par value per share.

By virtue of said spin-off, GFInbursa's shareholders shall have the right to receive one share of Ideal for each share of GFInbursa to which they hold title, pursuant to the terms and conditions approved by the Corporation's shareholders' meeting that have been detailed in the brochure corresponding to said corporate restructuring issued by GFInbursa in compliance with Article

35, Section I of the Provisions. The information is available for the investing public on the Mexican Stock Market's website (www.bmv.com.mx) and on GFInbursa's website (www.inbursa.com.mx).

Save for the aforementioned changes, to date there have been no additional modifications to GFInbursa's capital structure and/or to the rights inherent to the shares issued by said Corporation.

1.6 Public Documents
This annual report with information and figures through December 31, 2004 was submitted in a timely manner to the Mexican Stock Market and to the National Securities Commission in compliance with applicable legal provisions. Furthermore, it may be reviewed on the Mexican Stock Market's website (www.bmv.com.mx).

Moreover, investors that so desire may request a copy of this report from GFInbursa's Investor Relations Office, attention:

Mr. Frank Ernesto Aguado Martinez
Telephone: 5625-4900 ext. 3350
Fax: 5625-4900 ext. 2610
E-mail: faguado@inbursa.com

2. The Corporation

2.1 Issuer's Background and Development
GFInbursa was incorporated in 1985 as a general business corporation under the name Promotora Carso, S.A. de C.V. Throughout its existence, the corporation has changed its name several times and has been party to several corporate mergers, spin-offs and acquisitions of.

In 1992, GFInbursa was authorized to be transformed into a financial group and, at the same time, it modified its name to become Grupo Financiero Inbursa, S.A. de C.V., which is its current name.. The corporation has an indefinite duration, and its main office currently are located at Paseo de las Palmas No. 736, Lomas de Chapultepec, 11000, México, D.F., tel: 5625-4900.

Before GFInbursa became a financial group, the controlling shareholders of said group participated previously in specialized brokerage through the incorporation, acquisition and/or administration of several financial entities that were later incorporated to the group.

Therefore, GFInbursa's background dates back to 1965 when Inversora Bursátil was incorporated. Inversora Bursátil is the brokerage firm for the financial group and is now a leader in the Mexican market.

The group's members continued to grow in 1984 with the acquisition of Seguros de México from Bancomer. Ten years later, it became Seguros Inbursa, its current name. Seguros Inbursa is one of the most important insurance companies in Mexico.

Subsequently, the Corporation purchased La Guardiana, Compañía General de Fianzas, which had been in existence since 1942. It joined the group under the name Fianzas Guardiana.

In 1992, GFInbursa was transformed into a holding company for financial institutions, thereby becoming one of the largest financial holding companies in Mexico.

In order to promote diversified financial services, the group created Banco Inbursa in 1993 as a platform as a complement to the operations of the rest of the companies comprising the group.

In January 1995, two new companies were incorporated to the group: Operadora Inbursa and Servicios Administrativos Inbursa, today Asesoría.

In December 1996, Afore Ibursa was created to manage retirement funds for workers. As a subsidiary of the bank, GFInbursa renders financial services in the emerging social-security market.

In 2000, Seguros Inbursa grew considerably with the acquisition of the Mexican operations of Liberty Mexico Seguros and the creation of Autofinanciamiento Inbursa. Once again, it consolidated ever more the group's strength and orientation towards the service industry.

During 2001, GFInbursa established the bases and infrastructure to begin to selectively offer banking products to the retail market.

In 2002, and continuing its market penetration strategy, GFInbursa, via Seguros Inbursa and Banco Inbursa, launched the Inbursa CT account in Mexico. Said checking account offers interests at Treasury Bill rates (the highest yields). This is an example of the benefits that the integration yielded to our clients.

That same year, GFInbursa obtained definitive authorization from the SHCP to operate Salud Inbursa, a subsidiary of Seguros Inbursa dedicated to rendering health and medical insurance to promote the development of preventive medicine.

In 2003, Standards & Poors and Fitch gave Banco Inbursa an investment rating, which was based upon the high quality of Inbursa's assets, solid capital base and financial earnings, despite the country's scarce economic growth.

During the first quarter of 2003, the pension section was spun off from Seguros Inbursa in compliance with legal provisions in effect. With this operation, GFInbursa carried out a program to relocate capital that consisted in capitalizing the spin-off company, Pensiones Inbursa, with resources from other group subsidiaries. Therefore, Promotora Inbursa, as a subsidiary of Pensiones Inbursa, was strengthened.

In July 2003, a new plan to collect commissions and implemented by Afore Inbursa became effective. The new plan consisted of collecting 0.5% of the contribution from each affiliate plus 0.5% of the commission over the accumulated balance for each worker. This plan substituted the former one in which a 33% commission was charged on the net yield of the accumulated fund. This way of charging commissions allows our clients to have more accumulated balance – access to a more attractive commission plan that permits continual growth of their equity. This change by Afore Inbursa transformed this corporation into one of the most attractive retirement-fund managers in the market.

As part of its retail strategy, Banco Inbursa launched new negotiable instruments in the market in 2004. Among these were the EFE credit card, loans for small and mid-size business ("InburPyme"), car loans ("Autoexpress") and mortgage loans ("Inburcasa"). The main purpose of these instruments is to offer a fixed rate to our clients by taking advantage of the opportunities granted by the availability of long-term, fixed-rate funds. This eliminates the uncertainty created by the volatility of interest rates.

In June 2004, GFInbursa announced its decision to split in order to create Ideal, a holding company for the new group geared to evaluate, structure, develop and operate infrastructure projects in Mexico and Latin America.

The split was approved by GFInbursa's shareholders' meeting on May 25, 2005; as a result, an initial equity totaling approximately 8.500 billion pesos was transferred to Ideal.

Change and growth have been constant and determining factors in GFInbursa's history. The combination of GFInbursa's experience, soundness, creativity and daily effort constantly strengthen its commitment to Mexico to remain one of the country's most important financial groups with mostly Mexican capital.

As may be observed, GFInbursa has diversified its participation in several financial-service sectors and has a strong presence in the insurance, banking and securities sectors.

Furthermore, it has an important presence in the financial-services market with respect to social security.

The group's economic growth has allowed it to carry out very ambitious plans, such as the GFInbursa spin-off and the incorporation of Ideal to give rise to a new financial group specializing in infrastructure in Mexico and Latin America. Subject to obtaining the corresponding authorizations, this group will list its shares for trading on the Mexican Stock Market during the third quarter of 2005.

For more information concerning GFInbursa's most important investments, consult the table detailing each subsidiaries' the net worth in Section 3 (Financial Information), Item 3.2 (Financial Information Related to the Business Activity).

2.2 Business Description

i) Main Activity

GFInbursa is a holding company for financial entities. As such, it is the majority shareholder of the shares of several financial entities, including a full-service bank (business and investment), insurance and bond companies and corporations that render financial services related to social security and asset management, among others.

The main financial institutions controlled by GFInbursa are:

- Banco Inbursa in the banking sector;
- Seguros Inbursa, Pensiones Inbursa, Patrimonial Inbursa and Salud Inbursa in the insurance sector;
- Fianzas Guardiana in the surety sector;
- Operadora Inbursa and Afore Inbursa in the asset-management sector, and Afore Inbursa for financial services related to social security; and
- Inversora Bursátil in the securities-trading sector.

Likewise, *the operations of GFInbursa's various subsidiaries are mainly geared towards four* business activities: commercial banking; asset management; investment banking; and insurance and bonds.

Commercial Banking*

- $54.78 trillion[2] MXP in credit
- 3rd largest business portfolio in the country

Asset Management*

- 2nd largest in investment funds
- 1st in life-annuity business
- $153.2 billion MXP in assets managed

Insurance and Bonds*

- Largest client-based company in Mexico
- 3rd largest insurance company in Mexico
- 2nd most important investment portfolio

Investment Banking*

- Very active participant in the Mexican Stock Market
- $1.793 trillion MXP in risk capital
- $167.7 trillion MXP subscribed in commercial paper

* This information has not been audited.

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[2] Trillion: 10^{12} [translator's note].

ii) Distribution Channels
Regarding the distribution of its products and in order to offer services to its clients, GFInbursa has one of the most important sales forces in Mexico, comprised of 8,805 agents, and an infrastructure based upon the commercial banking and insurance business.

As of December 2004, GFInbursa had 189 national coverage locations. Below is an itemizatioin of the 189 points for client assistance:

86 Banking Modules
35 Bank Branches
68 Insurance Offices

In addition, Banco Inbursa has a total of 614 ATMs strategically distributed throughout Mexico.

As alternate channels of distribution, GFInbursa's subsidiaries have a call center with 482 operators who work 24 hours a day, 365 days a year, and a website mainly aimed at retail strategy.

iii) Patents, Trademarks, Licenses and Other Agreements
GFInbursa owns the "Inbursa" trademark and the logo: [LOGO]

The Inbursa trademark and logo have been registered in North America, Central America, South America and before the European Union.

Moreover, the Corporation has entered into trademark use agreements with an indefinite duration with its subsidiaries to allow said subsidiaries to use said trademark.

Inbursa's logo and its trademark represent an important asset for the company as well as a means to identify the group as one with prestige within the financial sector.

Additionally, GFInbursa and its subsidiaries have registered several trademarks and commercial advertisements related to the range of products offered to the public.

iv) Principal Clients
The principal market for the entities comprising GFInbursa is constituted by individuals and legal entities in Mexico that require financial services in the banking, securities, asset-management and insurance sectors. Currently, GFInbursa has more than 5.8 million clients with 6.5 million agreements.

v) Applicable Law and Tax Situation
GFInbursa and its subsidiaries, as regulated financial institutions, are subject to special legislation, such as the LRAF, LIC, LMV, LGISMS, LFIF, LSI and LSAR, among others. They are also subject to general laws like the LGSM, LGTOC, LFCE, Commerce Code and other provisions issued by competent authorities.

Moreover, GFInbursa and its subsidiaries are subject to the LISR, LIMPAC, LIVA as well as other applicable tax and administrative provisions.

The financial sector is extremely regulated and supervised by several authorities, including the SHCP, BANXICO, CNBV, CNSF and CONSAR, among others. Any amendment to the applicable regulatory laws and provisions may affect the development of GFInbursa and its subsidiaries' business.

vi) Human Resources
Because GFInbursa is solely a holding company, it does not have employees. Nevertheless, through its subsidiaries, as of May 31, 2005, it has 4,291 employees: 11.37% of said employees are unionized and the remaining 88.63% are management employees.

GFInbursa does not have a direct relationship with any union since relationships with unions are maintained at the subsidiary level.

It is important to underscore that GFInbursa also has one of the most important sales forces in the country, with 8,805 agents.

vii) Environmental Measures
Because GFInbursa is solely a holding company whose assets are comprised of shares in its subsidiaries, it does not have an environmental policy nor does it have certificates or acknowledgement regarding such.

viii) Market Information
GFInbursa shares the market with other national and international financial groups that control full-service banks, brokerage firms, auxiliary credit organizations and activities, investment funds, retirement-fund managers, insurance and surety companies and/or limited financial corporations.

Banco Inbursa's Participation in the Market
The Mexican financial system is highly concentrated. Thirty banks participate therein, and a mere seven banks hold 94.3% of the loan portfolio.

Taking into account the relocation of $227.3 million pesos in negotiable instruments held until maturity of the agreement encompassing the guidelines issued by the CNBV, Banco Inbursa had serviced 13.7% of the commercial credit market at the close of 2004.

Participation in the Market: Commercial Credit (Dec 2004): 13.7% Inbursa

Participation in the Market: Net Worth (Dec 2004): 9.9% Inbursa

Banco Inbursa is one of the best capitalized banks in Mexico. In 2004, its capitalization index was 20.9%, surpassing the market average of 7.9%. This margin gave Banco Inbursa the opportunity to satisfy financing demands in advance via different and better products.

Capitalization Index
(Dec '04)

	Assets Subject to Credit Risks		Assets Subject to Global Risks	
	Inbursa	**Market**	**Inbursa**	**Market**
Basic Capital	30.4%	20.2%	20.1%	12.8%
Net Capital	31.6%	22.3%	20.9%	14.1%

Source: CNBV

Seguros Inbursa's Participation in the Market
Seguros Inbursa's participation in the main areas of the statements as well as the general balance is shown below:

Participation in Markets: Total Premiums (Dec '04): Inbursa 7%

Participation in Markets: Financial Revenue (Dec '04): Inbursa 32%

Participation in Markets: Net Earnings (Dec '04): Inbursa 32%

Participation in Markets: Net Worth (Dec '04): Inbursa 23%

Participation in Markets: Investments (Dec '04): Inbursa 16%

Participation in Markets: Reserves (Dec '04): Inbursa 12%

Seguro Inbursa's efficency index, which is the cost of operation with respect to withheld premiums, was 8.0% in 2004. This is 1.2 percentage points less than the market average, which reached 11%. Thus, the company is one of the most efficient insurance companies in the national market.

Combined Index
(Dec '04)

Inbursa	Market
91.7%	95.0%
8%	11%
69%	66%
14%	18%

Acquisition Accidents Operation

Source: CNSF

<u>Inversora Bursátil's Participation in the Market</u>

There are 28 brokerage firms in Mexico. Inversora Bursátil is the most important in terms of placing commercial paper. During 2004, it placed 167.7 trillion MXP.

Participation in Markets: Securities Deposited (Dec '04): Inbursa 33%

Participation in Markets: Investment in Securities (Dec '04): Inbursa 12%

Participation in Markets: Revenue from Commissions (Dec '04): Inbursa 17%

Participation in Markets: Operating Earnings (Dec '04): Inbursa 20%

Participation in Markets: Net Earnings (Dec '04): Inbursa 14%
Source: CNSF

<u>Operadora Inbursa's Participation in the Market</u>

The Mexican market of general investment funds is comprised of 87 funds, and GFInbursa, through Operadora Inbursa, controls two of the most important funds. These funds together are more important in the market in terms of the amounts of the investments, net worth and revenue. Moreover, they offer better yields to their clients.

It is important to underscore that Operadora Inbursa also participates in the bonds market for both individuals and legal entities.

Participation in Markets: Net Worth
Fonibur and Fondo Inbursa (Dec '04): Inbursa 18%

Participation in Markets: Revenue
Fonibur and Fondo Inbursa (Dec '04): Inbursa 18%

Participation in Markets: Investments in Variable-Earning Instruments
Fonibur and Fondo Inbursa (Dec '04): Inbursa 20%

Participation in Markets: Investments in Bonds
Fonibur and Fondo Inbursa (Dec '04): Inbursa 13%

Inbursa Offers the Best Yields in Dollars
Over the Last 22 Years
(March '81-Dec '04)

Inflation 2.6%
Treasury Bills 8.2%
Dow Jones 10.6%
BMV 13.7%
Fondo Inbursa 21.7%

Grupo Financiero Inbursa's Competitive Advantages

GFInbursa bases its operation on five basic principles that have allowed it to lead the Mexican financial market in terms of solvency and profitability.

- Solid capital base
- Strict subscription of risks
- Cost efficiency
- Diversified revenue base
- Professional service and top quality

Solid capital base*

Dec '04	Inbursa	Market
Capitalization (Bank)	20%	14.1%
Reserves/Premiums (Insurance)	2.72	1.51

Strict subscription of risks*

Dec '04	Inbursa	Market
C.V./C.T.	0.6%	2.5%
Combined Index (Insurance)	91.7%	95.0%

Diversification*

Net Income (Jan '04- Dec '04)
Commercial Banking 18%
Insurance and Bonds 23%
Investment Banking 12%
Asset Management 47%

Cost Efficiency*

Dec '04	Inbursa	Market
Op Acc/Other Revenue Financial Margin (Bank)	31.2%	81.7%
Op Acc Withheld Premiums (Insurance)	8.3%	10.8%

Professional Service and Top Quality*

- Guaranties (insurance)
- Reply given in 2 weeks (Corporate Banking)
- 22% Historic Yields for Fondo Inbursa

*Information has not been audited.

ix) Corporate Structure

GFInbursa is comprised of the following financial institutions:

Grupo Financiero Inbursa
N.W. 37,880*

- 100% Banco Inbursa N.W. 23,200*

  94% Afore Inbursa N.W. 838*
  100% Inmobilidaria Inbursa N.W. 796*
  84% Sinca Inbursa N.W. 2,106*

- 100% Operadora Inbursa N.W. 485*

- 100% Finanzas Guardiana Inbursa N.W. 821*

- 100% Seguros Inbursa N.W. 2,741*

  100% Patrimonial Inbursa N.W. 154*
  100% Salud Inbursa N.W. 113*

- 100% Inversora Bursátil N.W. 1,108*

- 100% Arrendadora Inbursa N.W. 56*

- 100% Pensiones Inbursa N.W. 9,434*

- 87% Promotora Inbursa N.W. 9,067*

GFInbursa has equity in other financial and non-financial subsidiaries. Only the most important subsidiaries are detailed above.

* N.W. Net Worth expressed in million MXP of spending power in December 2004.

x) Description of Principal Assets
Pursuant to GFInbursa's classification as a the high-activity business, its principal assets are:

Loan Portfolio
Loans may be registered as an asset as of the date the funds are available. When a loan (except for consumption and housing) or of the interests that accrue are not paid at their maturity date, the entire principal and interest (outstanding balance) is transferred to past-due loans the day after maturity. GFI's total loan portfolio is equivalent to 60% of all its assets.

The established loan policies are geared towards the outflow of revenue for corporate financial institutions and particularly for institutions that form part of a consortium having recognized commercial and economic solvency and that strictly comply with the corresponding legislation.

Loan Portfolio

				% var 2004 vs	
Millions of pesos with spending power to December 2004	**2002**	**2003**	**2004**	**2002**	**2003**
PERFORMING LOANS					
Business Loans	42,833.8	41,615.7	50,478.5	17.8%	21.3%
Loans Granted to Financial Organizations	3,304.0	898.7	809.7	-75.5%	-9.9%
Consumer Loans	7.0	2,817.0	2,877.9	N.A.	2.2%
Housing Loans	168.7	103.2	571.7	238.9%	454.2%
Loans Granted to Governmental Organizations	0.2	0.3	0.0	N.A.	N.A.
TOTAL PERFORMING LOANS	**46,313.6**	**45,434.9**	**54,737.8**	**18.2%**	**20.5%**
PAST-DUE LOANS					
Business Loans	794.6	183.2	321.2	-59.6%	75.3%

Loans Granted to Financial Organizations	-	7.1	-	N.A	N.A.
Consumer Loans	0.0	1.5	7.2	N.A.	370.3%
Housing Loans	8.6	4.8	9.3	7.9%	92.3%
TOTAL PAST-DUE LOANS	**803.2**	**196.7**	**337.6**	**-58.0%**	**71.7%**
PREVENTIVE ESTIMATE FOR CREDIT RISKS	**-4,203.7**	**-5,399.0**	**-6,357.3**	**51.2%**	**17.8%**
TOTAL NET LOAN PORTFOLIO	**42,913.1**	**40,232.6**	**48,718.1**	**13.5%**	**21.1%**

Investment in Securities

The registry and appraisal of investments in securities is subject to the following guidelines:

- Negotiable instruments

Initially, these are registered at their purchase price and are appraised according to their reasonable value using the prices given by the price supplier. This appraisal is accounted for in the fiscal year's financial earnings.

- Instruments available for sale

Initially, these are registered at their purchase price and are appraised according to their reasonable value using the prices given by the price supplier. The accruement of the debt's yields is accounted for in the fiscal year's financial earnings.

- Instruments held until maturity

Debt instruments that, by disposition of or authorization from CNBV, are classified as held until maturity are registered initially at their purchase price, and the maturity of their yields is accounted for in the fiscal year's financial earnings.

Investment in Securities

Investment in Securities				% var 2004 vs	
million of pesos with spending power to December 2004	2002	2003	2004	2002	2003
Negotiable Instruments	9,637.2	7,642.9	17,733.0	84.0%	132.0%
Securities available for sale	2.0	1.9	1.9	-5.0%	N.A.
Securities held until maturity	99.3	5,529.3	3,184.4	N.A.	-42.4%
TOTAL INVESTMENT IN SECURITIES	**9,738.5**	**13,174.1**	**20,919.3**	**114.8%**	**58.8%**

The investment in shares in the following companies has been appraised by the ownership method based upon the companies' audited financial statements. Said companies financial earnings and their net worth are registered in GFInbursa's accounting proportional to GFInbursa's shareholding therein.

The entries comprising this section are:

Permanent Investments in Shares

				% var 2004 vs	
Millions of pesos with spending power to December 2004	2002	2003	2004	2002	2003
Seguros Inbursa	3,615.8	2,070.3	2,740.8	-24.2%	32.4%
Fianzas Guardiana Inbursa	381.5	574.9	821.1	115.2%	42.8%
Inbursa Siefore	450.0	715.9	776.7	72.6%	8.5%
Sinca Inbursa	3,175.8	1,820.1	1,886.1	-40.6%	3.6%
Pensiones Inbursa	-	6,863.2	9,433.9	N.A.	37.5%
Promotora Inbursa	-	468.3	649.7	N.A.	38.7%
Other Investments	218.0	261.1	342.0	56.9%	31.0%
TOTAL PERMANENT INVESTMENTS IN SHARES	**7,841.0**	**12,773.8**	**16,650.3**	**112.3%**	**30.3%**

The aforementioned assets represent GFI's principal assets. The following table shows its equity interest with respect to the group's total assets:

	2002	2003	2004
Net Past-Due Loans	60.3%	53.3%	47.7%
Investments in Securities	19.8%	17.5%	20.5%
Permanent Investments in Shares	19.2%	16.9%	16.3%
Main Assets as a Percentage of the Group's Total Assets	**99.2%**	**87.7%**	**84.5%**

xi) Judicial, Administrative and Arbitration Proceedings

GFInbursa's and its subsidiaries' present legal proceedings are normal proceedings derived from the Corporation's daily operations. There is no proceeding that could have a significant impact on operating balances and specifically on GFInbursa's or its subsidiaries' financial position nor that could affect GFInbursa in light of the sole liability agreement. Likewise, GFInbursa does not fall under any of the hypothetical cases set forth in Articles 9 and 10 of the Bankruptcy Law.

xii) Shares Representing the Capital Stock
Through December 31, 2004, GFInbursa's outstanding capital stock was comprised of 3,000,152,564 series-O shares with a par value of $1.000227731563 each.

GFInbursa has not modified the structure of its capital stock since July 2001, when its general extraordinary shareholders' meeting approved a spin-off without increasing the capital stock. Hence, the 1,044,942,988 outstanding shares were substituted with 3,134,828,964 series-O shares with a par value of $1.000227731563 each.

On May 25, 2005, GFInbursa's Shareholders' meeting approved a split in the corporation to create Ideal. By virtue thereof, GFInbursa reduced its authorized capital stock to the amount of $2,593,825,262.30 without reducing the number of outstanding shares.

The additional capital stock will be represented by shares of series-L stock. Pursuant to the LRAF, the corporation may issue up to 40% of its ordinary capital stock with the previous authorization from the CNBV. At the close of 2004, GFInbursa had not issued series-L shares.

Foreign governmental agencies may not own any part of the capital stock. Moreover, neither other Mexican financial institutions nor those within the group may become institutional investors in the terms of Article 19 of the LRAF or any other corporations directly or indirectly owed by GFInbursa.

Any individual or legal entity may acquire by one or more simultaneous or consecutive operations, control of the GFInbursa's shares of capital series-O shares; provided, however, that said operations require the previous authorization by SHCP when they exceed 5% of said capital stock, notwithstanding Article 18 of the LRAF and the previous authorization by the corporation's board of directors.

Those acquiring or transmitting more than 2% of GFInbursa's shares of capital series-O shares must notify SHCP within the following three business days after said acquisition or transmission. In any case, the acquisition of GFInbursa's shares must be subject to the provisions of LRAF, LMV, the administrative provisions issued by SHCP and/or CNBV and other applicable provisions.

GFInbursa's outstanding shares during the last three years are comprised as follows:

Number of Shares	**2002**	**2003**	**2004**
Outstanding Shares	3,032,244,064	3,000,152,564	3,000,152,564
Shares in Treasury	102,584,900	134,676,400	134,676,400
Total Shares	**3,134,828,964**	**3,134,828,964**	**3,134,828,964**

ix) Dividends
GFInbursa's board of directors, during its meeting held on April 28, 2003, approved a dividend payment of $0.15 per share regarding 3,009,462,364 outstanding shares. The total amount of such dividend payment was $486.4 million MXP ($451 million MXP nominally).

GFInbursa's General Ordinary Shareholder's Meeting held on April 14, 2004 approved the payment of a new dividend of $0.30 per share regarding 3,000,152,564 outstanding shares. Therefore, the total dividend payment amount was more than $931.6 million ($900.046 million MXP nominally).

GFInbursa's General Ordinary Shareholder's Meeting held on April 13, 2005 approved the payment of a new dividend of $0.30 per share regarding 3,000,152,564 outstanding shares. Therefore, the total dividend payment amount was more than $900.046 million MXP nominally.

There is no dividend payment policy established for GFInbursa or its subsidiaries. Each year, the general shareholders' meeting approves GFInbursa's financial statements and determines the amount that must be placed at the disposal of the meetings and/or board of director's in order for such to be allotted, totally or partially, pursuant to the terms established by such.

3.- Financial Information

3.1- Selected Financial Information

Summary of the Financial Information
(December 2004)

	Under CNBV Rules				Under US GAAP Rules [2]			
Assets	**2002 mill MXP**	**2003 mill MXP**	**2004 mill MXP**	**% Var (´03 vs ´04)**	**2002 mill USD**	**2003 mill USD**	**2004 mill USD**	**% Var (´03 vs ´04)**
Group	**70,154**	**75,478**	**102,094**	**35.3%**	**9,764**	**9,675**	**12,117**	**25.2%**
Banco Inbursa	64,033	63,766	87,187	36.7%	6,790	6,100	7,771	27.4%
Pensiones Inbursa	-	19,488	22,402	15.0%	-	1,958	2,588	32.2%
Seguros Inbursa	28,805	16,476	18,218	10.6%	2,728	1,468	1,692	15.2%
Operadora Inbursa	464	431	530	23.0%	45	41	48	16.1%
Inversora Bursátil	1,018	1,087	1,286	18.3%	92	95	115	21.6%
Fianzas Guardiana	743	941	1,155	22.7%	66	77	97	25.5%

Net Worth[1]	**2002 mill MXP**	**2003 mill MXP**	**2004 mill MXP**	**% Var (´03 vs ´04)**	**2002 mill USD**	**2003 mill USD**	**2004 mill USD**	**% Var (´03 vs ´04)**
Group	**31,442**	**33,369**	**37,880**	**13.5%**	**2,717**	**2,857**	**3,495**	**22.3%**
Banco Inbursa	25,636	21,899	23,200	5.9%	1,999	1,596	1,827	14.5%
Pensiones Inbursa	-	6,739	9,434	40.0%	-	668	954	42.8%
Seguros Inbursa	3,609	2,065	2,741	32.7%	511	370	487	31.5%
Operadora Inbursa	444	412	485	17.8%	39	35	44	25.0%
Inversora Bursátil	807	887	1,108	24.9%	70	75	99	31.8%
Fianzas Guardiana	381	574	821	43.2%	48	58	78	33.9%

Net Earnings[1]	**2002 mill MXP**	**2003 mill MXP**	**2004 mill MXP**	**% Var (´03 vs ´04)**	**2002 mill USD**	**2003 mill USD**	**2004 mill USD**	**% Var (´03 vs ´04)**
Group	**2,879**	**2,423**	**5,371**	**121.7%**	**311**	**319**	**672**	**110.7%**
Banco Inbursa	2,365*	551	1,313	138.3%	179	115	204	78.1%
Pensiones Inbursa	-	956	2,635	175.7%	-	75	276	270.7%
Seguros Inbursa	291	170	665	290.1%	99	89	85	-3.8%
Operadora Inbursa	110	156	169	8.1%	12	11	17	54.2%
Inversora Bursátil	65	171	348	103.3%	9	17	36	110.5%
Fianzas Guardiana	42	158	232	47.0%	9	10	18	82.5%

*During the first quarter of 2002, a revision was carried out regarding the deferred income tax equivalent a 1,873 Millions of pesos .

[1]The figures corresponding to the Grupo Financiero and Banco Inbursa do not include minority interest

[2]The figures have not been audited and were filed under generally accepted accounting principles in the United States of America (US GAAP).

Infrastructure

3 All amounts presented in statistics and under the US GAAP are about numbers not audited.

NET WORTH[2]
(CNBV GAAP mill MXP)


31,442
33,369
37,880
2002
2003
2004

NET WORTH
(US GAAP mill USD[1])


2,717
2,857
3,495
2002
2003
2004

* In May 2004, 900 MXP (par value) was paid as dividends.

NET PROFIT
(CNBV GAAP mill MXP)


2,879
2,423
5,371
2002
2003
2004

NET PROFIT
(US GAAP mill USD[1])


311
319
672
2002
2003
2004

SIGNIFICANT FIGURES

	INBURSA	MARKET AVERAGE
Capitalization Rate **(Bank)**	20.9%	14.1%
Past Due Loans/Loans Portfolio **(Bank)**	0.6%	2.5%
Reserves/ Past Due Loans **(Bank)**	18.8	2.0
Combined Index **(Insurances)**	91.7%	95.0%
Reserves/ Premiums **(Insurances and Pensions)**	2.72	1.51
Efficiency * **(Bank)**	31.2%	81.7%
Efficiency ** **(Insurances)**	8.3%	10.8%

*Efficiency is calculated as follows: Operating Expenses / (Financial Margin + Other Incomes)

**Efficiency is calculated as follows: Operating Expenses / Retained Premiums

Spending Power in pesos December 2004	2002	2003	2004
Financial Margin (Millions of pesos)	2,680.0	2,255.00	1,652.10
Profit Per Share (Pesos)	0.9369	0.7770	0.7133
Dividends Per Share (pesos per share)	N.A.	0.15	0.30
Depreciation and Amortization (Millions of pesos)	127.7	121.2	161.5

constant Millions of pesos	2003	2004	% var
Administered Assets	424,880.9	575,901.2	36%
Deposited Assets	618,737.0	694,323.0	12%

*Figures have not been audited; however, they are filed pursuant to U.S. generally accepted accounting principles (US GAAP).

3.2 Financial Information Related to the Business Activity, Geographic Zone and Sales from Exportation

GFInbursa mainly carries out in four different business activities: commercial banking, asset management, investment banking and insurance and bonds.

Net Profit by Line of Bussiness

(Jan-Dec ´04)


Insurances and Bonds 23.0%
Assets Admnistration 47.0%
Acceptance Bank 18.0%
Investment Bank 12.0%

The following table sets forth the most important balances for collection and fund securing for each one of GFInbursa's companies.

	SECURING			
	Net Worth		Reserves	Deferred Taxes
Banco Inbursa	23,200.3	56,260.7	6,357.3	777.2
Seguros Inbursa	2,740.8	-	13,096.8	465.4
Pensiones Inbursa	9,433.9	-	12,831.1	-
Inversora Bursátil	1,108.0	-	-	80.9
Operadora Inbursa	485.4	-	-	40.5
Fianzas G-Inbursa	821.1	-	205.5	-

	PLACEMENT			
	Investment* Portfolio	Loans Portfolio	Fixed Income and Money Market	Fixed Assets
Banco Inbursa	11,278.2	55,620.7	19,466.4	192.8
Seguros Inbursa	2,689.5	339.9	10,507.4	994.7
Pensiones Inbursa	10,335.4	-	11,513.7	-
Inversora Bursátil	1,142.0	-	46.5	27.5
Operadora Inbursa	117.8	-	390.6	-
Fianzas G-Inbursa	551.9	62.5	336.8	59.9

*: Includes shares and investments in other subsidiaries (i.e. Sinca, Afore...)

At the close of 2004, GFInbursa's consolidated net worth was 37,927.5 million MXP. This represents a 14% increase when compared to the level obtained during 2003.

GFInbursa's net profit according the accounting criteria for financial holding companies established by the CNBV was 5,371 million MXP from January 2004 to December 2004. This represents a 122% increase over 2003.

The result of the net profit was the outcome of a better performance by the various subsidiaries, more income from commissions and better market conditions throughout the year.

Net Profit

Millions of pesos with spending power of December 2004	2002	2003	2004	% var 2004 vs 2002	% var 2004 vs 2003
Banco Inbursa	2,364.8	551.0	1,313.5	-44%	138%
Pensiones Inbursa	-	956.6	2,635.3	N.A.	175%
Seguros Inbursa	291.4	170.4	664.7	128%	290%
Operadora Inbursa	109.6	155.8	168.7	54%	8%
Inversora Bursatil	64.7	170.4	347.7	437%	104%
Fianzas Guardiana	41.7	158.1	232.5	458%	47%

Net Worth

Millions of pesos with spending power of December 2004	2002	2003	2004	% var 2004 vs 2002	2003
Banco Inbursa	25,635.5	21,899.0	23,200.3	-9.5%	5.9%
Pensiones Inbursa	-	6,739.4	9,433.9	N.A.	40.0%
Seguros Inbursa	3,609.1	2,065.2	2,740.8	-24.1%	32.7%
Operadora Inbursa	443.6	411.9	485.4	9.4%	17.8%
Inversora Bursatil	806.8	887.0	1,108.0	37.3%	24.9%
Fianzas Guardiana	380.8	573.5	821.1	115.6%	43.2%

3.3 Information about Relevant Loans

There is no information to report under this heading, since GFInbursa is a financial holding company for financial institutions and is restricted in acquiring liabilities pursuant to LRAF.

Banco Inbursa's Financial Earnings

US GAAP[1]

Net Profit

	4thQ 2004 mill USD	3rdQ 2004 mill USD	4thQ 2003 mill USD	Jan-Dec '04 mill USD	Jan-Dec'03 mill USD
Net Profit **CNBV GAAP**	35.8	24.8	59.5	115.6	48.9
Monetary Position Adjustments	38.7	23.3	25.4	90.9	70.9
Deferred Liabilities Adjustments	10.2	(7.5)	(11.4)	(5.2)	(2.3)
Other Adjustments	(1.3)	4.2	0.5	2.9	(2.8)
Net Increase	47.6	20.0	14.5	88.7	65.8
Net profit **US GAAP**	**83.4**	**44.8**	**74.0**	**204.3**	**114.7**

Net Worth

	4thQ 2004 mill USD	3rdQ 2004 mill USD	4thQ 2003 mill USD
Net Worth **CNBV GAAP**	2,080.8	1,961.1	1,848.0
Adjustments by Intermediation	0.0	65.8	59.4
Deferred Taxes	(200.3)	(326.2)	(193.9)
Derivatives	0.0	0.0	(13.4)
Others	(53.5)	81.4	399.6

Net Worth **US GAAP**	**1,827.0**	**1,782.1**	**1,596.3**

3.3 Information about relevant Credits
There is no information to report under this heading, since GFInbursa is a financial holding company for financial institutions and is restricted in acquiring liabilities pursuant to LRAF.

3.4 Comments and Analysis of the Administration about the Issuer's Operation Earnings and Financial Situation

During 2004 and under US GAAP, Banco Inbursa obtained earnings of 204.3 million US dollars compared to 115.6 million US dollars obtained under the rules of the CNBV. The difference is 88.7 million US dollars. This result can be explained mainly because of the reversal in monetary positions and deductions caused by the adjustment of the differed liabilities.

When comparing 2004 with 2003, the net profit increased 78%. Said result may be attributed mainly to the Bank's improved operative level, more commissions from the corporate restructure and the retail bank operations and the collection of higher long-term interest rates.

Net Worth

	4thQ 2004 mill USD	**3rdQ 2004 mill USD**	**4thQ 2003 mill USD**
Net Worth **CNBV GAAP**	2,080.8	1,961.1	1,848.0
Adjustments by Intermediation	0.0	65.8	59.4
Deferred Taxes	(200.3)	(326.2)	(193.9)
Derivatives	0.0	0.0	(13.4)
Others	(53.5)	81.4	399.6
Net Worth **US GAAP**	**1,827.0**	**1,782.1**	**1,596.3**

At the close of 2004, Banco Inbursa's net worth was 1.827 billion US dollars under US GAAP, while under the CNBV rules it totaled 2.0808 billion of US dollars, 253.8 million US dollars more. The difference may be explained by the deductions of the differed taxes in the amount of 200.3 million US dollars.

Under the accounting principles applicable to credit institutions audited by the CNBV, Banco Inbursa reported a net profit of 1.313 billion MXP in 2004 compared to 551 million MXP in 2003. However, according to US GAAP the net profit increased 78% during said period. Said result can be attributed mainly to the Bank's higher operation level, higher commissions due to corporate restructuring, retail bank operations and collection of higher long-term interest rates.

Banco Inbursa's loan portfolio totaled 55.140 billion MXP at the close of December 2004 ($55.075 billion MXP consolidated). This represented an increase of 20.6% compared to the end of 2003.

Therefore, Banco Inbursa increased its equity in the commercial credit market in such a way that at the close of 2004, Banco Inbursa cornered 13.7% of the market.

Index of Receivables and Coverage **Commercial Credit Equity**

[Table on page 28 of Original Spanish Document]

Continuing with its conservative policy regarding the creation of reserves and increasing the equity value of its shareholders, Banco Inbursa created preventive reserves for 1.276 billion MXP during the year. This result may be explained mainly because of an additional 265 million MXP in the receivables that was offset by 124 million MXP during said year.

It is important to underscore that in the commercial loans, the total credit capital is considered as a loan the day after default.

Moreover, the deposits that are immediately demanded in Banco Inbursa registered an increase of 44.6% in 2004 in regard to 2003. This result can be explained mainly by an increase in the reception of the Inbursa CT account that represents 82% of these deposits.

Bases for Reception

2003		2004	
PRLV	55%	**PRLV**	65%
Bank Loan	13%	**Bank Loans**	5%
Deposits Payable Immediately	32%	**Deposits Payable Immediately**	30%

Banco Inbursa is one of the best capitalized banks in Mexico. Its capitalization index is 20.9%. This is a favorable outcome when compared to the market average, which is 14.1%. Besides proving its soundness, this indicator proves the Bank's capacity to participate in the Mexican credit market.

BANCO INBURSA'S SUBSIDIARIES

Afore Inbursa

Afore Inbursa had profits of 107 million MXP during 2004 compared to 209 million MXP obtained during the same period the previous year. This difference can be explained mainly by a higher acquisition cost related to the commercial strategy for growth.

Pursuant to the foregoing, it is important to underscore that during 2004, Afore Inbursa registered revenue from commissions for 478 million MXP compared to 534 million MXP in 2003. This represented an 11% decrease. This reason for this result is the change in collection commissions that it began to apply in July 2003.

Affiliates*

2002	1,933,297
2003	2,120,961
2004	2,510,861

During this year, the number of affiliates was increased by 389,900 new clients. Hence, in 2003 the number of affiliates was 2,120,961 and increased to 2,510,861 in 2004. There are mainly two reasons for this change:

i) the successful business strategy to affiliate more clients to the Afore system;
ii) the distribution carried out by CONSAR among the three cheapest Afores, among which is Afore Inbursa. This evaluation is based upon the best conditions for the client, such as lower commissions and higher yields.

Accumulated Balance Marker*

[See table on page 30 of the original Spanish text)

The Accumulated Balance Marker issued by CONSAR in September 2001 shows the percentage of assets that an affiliate does not earn because it is not in the best afore. Afore Inbursa registered the best accumulated balance per affiliate from the moment such marker was launched.

The assets administered by Afore Inbursa registered 24% increase in 2004 compared to the previous year. Said assets totaled 38.8535 billion MXP.

Affiliates* (constant million MXP to Dec. '04)	Net Worth (constant million MXP to Dec. '04)
2002 25,709	2002 523
2003 31,228	2003 731
2004 38,854	2004 838

*All amounts set forth in the foregoing statistics refer to figures that have not been audited.

Sinca Inbursa

At the close of 2004, Sinca Inbursa's receivables were 1,779 million MXP; thus, maintaining its leadership in the market.

Sinca's target market is clearly set towards companies having a great deal of potential to create value. The foregoing includes companies that are well positioned in the market and well administered that fulfill the following criteria:

a) Companies that due to their size or financial structure require capital to finance their growth or strengthen their capital structure.
b) Companies that are well positioned in the market.
c) Companies that have a competent and experienced administration.

Investments per Sector

Entertainment	38.9%	Communication Media	11.3%
Transportation	34.6%	Others	15.2%

Sinca Inbursa's investments are registered at acquisition value and their contribution to earnings is calculated by the ownership method. This method takes into consideration payment, as the case may be, of the commercial credit.

Seguros Inbursa

US GAAP[1]

Net Profit

	4thQ 2004 mill USD	3rdQ 2004 mill USD	4thQ 2003 mill USD	Jan-Dec '04 mill USD	Jan-Dec'03 mill USD
Net Profit **CNSF GAAP**	41.2	(6.3)	(17.4)	59.6	14.4
Reserve Adjustments	1.0	4.6	(28.4)	6.7	(36.0)
Investment Adjustments	(16.3)	27.1	(0.2)	25.5	2.5
Deferred Taxes	4.1	(5.2)	2.8	(6.0)	30.9
Deferred Acquisition Cost	(3.2)	0.1	(3.8)	(3.4)	(1.1)
Monetary Position Adjustments	20.1	13.0	10.5	45.9	26.7
Others	(10.7)	(18.3)	52.0	(43.1)	51.1
Net Increase	(5.1)	21.3	32.9	25.5	74.1

Net Profit **US GAAP**	**36.1**	**15.0**	**15.5**	**85.1**	**88.5**

Pursuant to US GAAP, Seguros Inbursa's net profit was 85.1 million dollars; 25.5 million dollars more than the figure obtained by using CNSF's accounting principles. This result may be explained fundamentally by the total positive effect of 78 million dollars originating from adjustment to the reserves, investments, monetary position and the total deductions of 52.5 million dollars derived from the adjustments to deferred taxes, deferred cost of acquisition and others.

Net Worth

	4thQ 2004 mill USD	2004 mill USD	4thQ 2003 mill USD
Net Worth **CNSF GAAP**	245.8	196.4	174.7
Asset Adjustments	57.9	41.5	74.6
Deferred Acquisition Cost	60.8	57.4	58.5
Fixed Assets	(35.8)	(33.7)	32.3
Others	32.9	17.8	(16.2)
Reserve Adjustments	383.7	397.3	293.1
Deferred Taxes	(247.4)	(249.4)	(174.0)
Others	46.5	50.0	1.5
Net Increase	240.7	239.4	195.2
Net Worth **US GAAP**	**486.5**	**435.8**	**369.9**

Pursuant to US GAAP, Seguros Inbursa's net worth was 486.5 million dollars, compared to 245.8 million dollars obtained by using CNSF's accounting principles. This result may be explained fundamentally by a complete positive effect of 383.7, 5.7 and 46.5 million dollars originating from adjustment to the reserves, assets and other adjustments. Moreover, a deduction of 247.5 million dollars from adjustments to deferred taxes was carried out.

Seguros Inbursa earned 664.5 million MXP in 2004, which favorable compares to 107.4 million MXP obtained during 2003. This result is the result of 3 factors: i) a 6.2% increase in the total premiums; ii) a lower combined index that decreased from 94.1% in 2003 to 91.7% in 2004 because of less accidents due to the better subscription of risks despite higher costs of acquisition mainly in automobile business after the aggressive competition via pricing in this market and iii) a 27% increase in the net financial profits due to better market conditions. It is important to underline that this result was achieved despite a 62% increase in the monetary position and a 50% increase in the creation of reserves throughout the year.

Seguros Inbursa's total premiums registered a 6.2% increase in 2004 if compared to 2003. In this regard, the business activities that registered an annual growth were: Life and Accidents and Illness with growth rates of 39.1% and 10.9% respectively

Itemization of the Total Premiums Per Line of Business (2004)

Acc. & Ill.	12%
Damages	12%
Car	23%
Life	37%

Total Premiums

(million MXP constant to Dec. '04)

2003	8,453.20
2004	8,979.20

Selected Indicators

	INDICATORS 2004	INDICATORS 2003	MARKET AVERAGE 2004
Investments/Assets*	90.3%	88.0%	79.0%
Investments/Reserves*	1.41	1.28	1.11
Reserves/Premiums*	2.72	2.71	1.51
Combined Index*	91.7%	94.1%	95.0%

*Includes pensions.

Seguros Inbursa's combined index, which is the cost of operation, acquisition and accidents regarding the withheld premiums improved in 2004 from 94.1% in 2003 to 91.7% in 2004. This is important to underscore that Seguros Inbursa's combined index may be favorably compared with the market average, which was 95% in 2004.

Pensiones Inbursa

US GAAP[1]

Net Profit

	4thQ 2004 mill USD	3rdQ 2004 mill USD	4thQ 2003 mill USD	Jan-Dec '04 mill USD	Jan-Dec'03 mill USD
Net Profit **CNSF GAAP**	43.2	155.2	44.9	236.4	100.5
Reserve Adjustments	3.2	0.6	2.2	3.0	6.0
Investment Adjustments	(233.6)	4.1	(13.6)	(205.3)	(31.5)
Deferred Taxes	102.8	(0.8)	6.2	97.3	(21.6)
Deferred Acquisition Cost	(11.8)	(0.3)	(0.0)	(12.2)	(0.1)
Monetary Position Adjustments	23.5	20.9	18.4	62.8	44.1
Others	123.7	(12.3)	(10.9)	94.1	(23.0)
Net Increase	7.7	12.2	2.3	39.8	(26.1)
Net Profit **US GAAP**	**50.9**	**167.5**	**47.2**	**276.2**	**74.3**

During 2004 and pursuant to US GAAP, Pensiones Inbursa's earned 276.2 million dollars in profits, compared to 236.4 million dollars earned by using CNSF's accounting principles. Hence, there was a 39.8 million dollar difference. This result may be explained fundamentally by a complete positive effect of 257.2, 5.7 million dollars from the adjustment to the reserves, deferred taxes, monetary position and others. Moreover, a deduction of 217.5 million dollars triggered by adjustments to investments and purchase costs deferred throughout the year was carried out.

Net Worth

	4thQ 2004 mill USD	3rdQ 2004 mill USD	4thQ 2003 mill USD
Net Worth **CNSF GAAP**	846.1	780.1	579.2
Investment Adjustments	376.1	325.9	24.3
Reserve Adjustments	157.9	155	152.3
Deferred Taxes	(194.6)	(203.8)	(116.2)
Others	(231.4)	(192.5)	28.7
Net Increase	108.0	84.6	89.1
Net Worth **US GAAP**	**954.1**	**864.7**	**668.3**

Pursuant to US GAAP, Pensiones Inbursa's net worth was 954.1 million dollars, compared to 846.1 million dollars earned by using CNSF's accounting principles. This result may be explained fundamentally by a complete positive effect of 376.1 and 157.9 million dollars from investments and adjustment to the reserves, respectively. Moreover, deductions of 194.6 and 231.4 million dollars were made from deferred taxes as well as adjustments.

Pensiones Inbursa reported profits of 2.635 billion MXP in 2004, which compares favorably to 956 million MXP earned in 2003. This resulted from the restructuring of Grupo Televicentro, S.A. de C.V.'s capital in the fourth quarter of 2004. Pursuant to the foregoing, Promotora Inbursa, a subsidiary of Pensiones Inbursa, received 198.9 million Grupo Televisa CPO's, which represent extraordinary net after-tax revenue of 1.811 billion MXP.

It is important to underscore that during the first quarter of 2003, Sinca Inbursa sold its 25% equity in Grupo Televicentro to Promotora Inbursa. This investment was registered by the ownership method in Promotora Inbursa and "market to market" in July 2004. Moreover, it is also important to underline that this investment has not been updated to market value as of said date and has been classified as a non-monetary asset because its values only increases in real terms.

Significant Numbers

mill Ps	4thQ 2004	3rdQ 2004	4thQ 2003	2004	2003	Var
Bonus	102.3	51.5	195.7	545.4	694.0	-21%
Reserves	80.1	(56.6)	126.5	243.4	389.8	-38%
Acquisition Costs	(7.4)	(1.9)	(25.3)	(18.6)	(95.5)	-81%
Technical Profit	(160.5)	(73.9)	(128.4)	(441.2)	(498.4)	-11%
Investment Earnings	284.7	197.3	231.7	953.5	875.9	9%
Net inflationary profits	(244.5)	(236.2)	(218.5)	(700.3)	(520.9)	34%
Subsidiaries' Ownership*	285.5	1702.5	503.0	2,288.6	816.7	180%
Net Profit	396.7	1786.3	533.4	2,635.3	956.6	175%
Assets	22,402.2	21,969.9	19,488.0	22,402.2	19,488.0	15%
Investments	22,136.2	21,730.4	19,277.9	22,136.2	19,277.9	15%
Reserves	12,831.1	12,824.2	12,653.1	12,831.1	12,653.1	1%
Net Worth	9,433.9	9,040.5	6,739.4	9,433.9	6,739.4	40%

***Promotora Inbursa**

At the close of 2004, Pensiones Inbursa's total investments were 22.136 billion MXP. This represents a 15% increase if compared to the same period of the previous year.

Pensiones Inbursa's net worth was 9.434 billion MXP at the close of December 2004, compared to 6.739 billion MXP registered at the close of the previous year; equivalent to 40% increase.

Operadora Inbursa

The funds managed by Operadora Inbursa are 24.1492 billion MXP. This represents an 18.5% growth regarding 2003.

Debt Securities
(Fixed Income)

<u>Danbury</u> **$3.0 trillion MXP**


PRLV
17%
Federal
Government
52%
Cebur's
27%
Others
4%

<u>Inburex</u> **$7.7 trill MXP**


Pacom
5%
Medium Term
5%
Cebur's
24%
Federal
Government
46%
PRLV
20%

Shares, Bonds and Money Market
(Fixed Income)

<u>Fondo Inbursa</u> **$5.0 trillion MXP**


Federal
Government
18%
PRLV
12%
Others
3%
Shares of
Stock
67%

<u>Fonibur</u> **$8.4 trill MXP**


Federal
Goverment
18%
PRLV
13%
Others
1%
Shares
68%

Investment funds in Dinbur and Inburex debentures, which together sum 10.7 billion of MXP had a 5.6% and 6.3% average annual yield, respectively. This translated into 169 and 151 points over those obtained by the market average.

Furthermore, the variable income funds managed by Operadora Inbursa reached 13.4 billion of MXP and registered a 45.8% and 51% yield in the case of Fondo Inbursa and Fonibur, respectively. This yield that is 14.68 and 19.96 percentage points more than the market's average is fundamentally due to more favorable market conditions.

Annual Average Yield in dollars from March 31, 1981 to December 31, 2004


21.7%
13.7%
10.6%
8.2%
2.6%
Inflation
Cetes
Dow
BMV
Fund

Annualized Yield from January to December 2004

FUND	Annualized Yield: Inbursa	Annualized Yield: Average Market
DINBUR	5.6%	3.9%
INBUREX	6.3%	4.8%
INBURSA	45.8%	31.1%
FONIBUR	51.0%	31.1%

Inversora Bursátil's Earnings

In 2004, Inversora Bursátil reported profits of 348 million MXP, equivalent to 103% increase from the amount registered in 2003. This result may be explained mainly because of the Inversora Bursátil's important participation in the corporate restructuring in Meixco (ICA and Desc), better market conditions and improved operation level in 2004.

During 2004, Inversora Bursátil placed 167.7 trillion MXP in commercial paper and continued to be the leader in Mexico.

Inversora Bursátil's net worth increased 25% this year, from 887 million MXP at the close of 2003 to 1,108 million MXP in 2004.

Fianzas Guardiana Inbursa's Earnings

In 2004, Fianzas Guardiana Inbursa reported profits of 232.5 million MXP compared to 158.1 million MXP earned during the same period the previous year; thus, resulting in a 47% increase. This result may be explained by the discharge of excessive reserves during the year pursuant to the new regulation and because of a 20% increase in the premiums.

3.4.1 Operation Earnings

This section is completely set forth in section 3.4 "Comments and Analysis of the Administration about the Issuer's Operation Earnings and Financial Situation".

3.4.2 Financial Situation, Liquidity and Capital Resources

This section is completely set forth in section 3.4 "Comments and Analysis of the Administration about the Issuer's Operation Earnings and Financial Situation".

3.4.3 Internal Control

In compliance with the effective rules of internal control and general legal provisions, GFInbursa and its subsidiaries supervises the corporate area of the internal audit. Such office reviews, analyses, suggests and/or recommends measures to remedy the existing digressions in the daily operations of each company.

Furthermore, the general ordinary shareholders' meeting created an audit committee comprised solely by GFInbursa's independent board members. Said committee meets quarterly and receives reports from the internal audit department regarding the control and supervision carried out by said area of GFInbursa and the rest of the group's subsidiaries. This is done by evaluating the system for internal control.

It is important to underscore that the Set-Off and Evaluation, Audit and Finance and Planning Committees designated by the shareholders' meeting have met quarterly and have carried out the revision and supervision in their area. Afterwards, said committees submitted a report to the Board. The Board deems that such committees have satisfactorily complied with their objectives pursuant to the recommendations by the Code for Better Business Practices incorporated to the Provisions.

3.5 Critical Accounting Estimates

This section does not apply because GFInbursa has not submitted the critical accounting estimates in order to prepare the financial statements because the administration has not established the premises regarding uncertain aspects in the drafting thereof.

4. Administration

4.1 External Auditors

The firm in charge of the external auditing is Mancera, S.C. It has not changed in the last three years.

It is important to underline that the external auditor is selected by GFInbursa's board of directors in compliance with the current legal provisions and the better corporate practices approved by the Group. During the last years, the audit committee has recommended the renovation of the designation of Mancera, S.C. as the external audit since the former considers Mancera advisable for GFInbursa and its subsidiaries.

Likewise, it is important to note that during the last three fiscal years, the external auditors have issued their opinions without conditions and have never abstained from issuing their opinion regarding GFInbursa or its subsidiaries' financial statements. Only Seguros Inbursa had a condition in the audit of its 2003 fiscal year derived from the acknowledgement of the differences from the previous fiscal years in the catastrophic risk reserve.

During 2004, the external auditors sporadically rendered tax consulting services to GFInbursa or to its subsidiaries; however, the amounts paid for such services are irrelevant.

4.2 Operations with Related Parties and Conflicts of Internal

At the close of the 2002, 2003 and 2004 fiscal years the balances of the relevant operations with related parties were the following:

Banco Inbursa

Millions of pesos with spending power to December 2004	2002	2003	2004	% var 2004 vs 2002	% var 2004 vs 2003
Balance					
LOANS PORTFOLIO	**14,229.2**	**9,752.0**	**11,802.0**	-17.1%	21.0%
Permanent Investment in shares					
Sinca Inbursa Series-A	694.1	1,080.0	1,119.0	61.2%	3.6%
Sinca Inbursa Series-B	2,384.8	631.5	654.0	-72.6%	3.6%
Inbursa Siefore, S.A. de C.V.	448.9	714.1	777.0	73.1%	8.8%
Inbursa Siefore Básica, S.A. de C.V.	-	-	4.0	N.A.	N.A.
Promotora Inbursa	-	468.2	650.0	N.A.	38.8%
TOTAL PERMANENT INVESTMENTS IN SHARES	**3,527.8**	**2,893.8**	**3,204.0**	**-9.2%**	**10.7%**
Deposits					
Seguros Inbursa	285.2	296.2	293.0	2.7%	-1.1%
Fianzas Guardiana S.A. de C.V.	-	-	1.0	**N.A.**	**N.A.**
Operations (Administrative Expenses)					

Seguros Inbursa	119.3	164.3	199.0	66.8%	21.1%
				-	-
Out Sourcing Inburnet	112.7	108.5	58.0	48.5%	46.5%
Inmobiliaria Inbursa		10.4	14.1	N.A.	35.6%
Asesoría Especializada Inburnet		1.0	10.0	N.A.	N.A.

[ILLEGIBLE]

The first items regarding expenditures correspond to personnel service, building rental and maintenance.

At the close of the 2004 fiscal year, the balances from the loans granted to related parties represent a lower percentage that the one permitted for these kinds of operation in the LIC.

Seguros Inbursa

At the close of the 2002, 2003 and 2004 fiscal years, the principal operations amongst related parties were generated by investment in shares, operations with derived instruments, commission payments, collection of rents and services, premiums, ect.

Balance

Millions of pesos with spending power of December 2004

Company	Concept	2002 Assets (Liabilities)	2003 Assets (Liabilities)	2004 Assets (Liabilities)
Sinca Inbursa	Investments in share	136.9	140.6	163.0
Salud Inbursa	Investments in share	14.5	90.9	113.3
	Investments in CDs	563.0	296.8	293.4
Banco Inbursa	Receivable Income	0.0	0.0	1.3
	Unsecured Loans	2.3	2.4	0.0
Promotora Inbursa	Investments in share	684.8	121.2	169.3
	Unsecured Loans	61.1	0.0	0.0
Autofinanciamiento Inbursa	Investments in share	3.9	10.6	12.3
Patrimonial Inbursa	Investments in share	108.1	51.5	156.1
Telmex Technology	Investments in share	5.2	0.0	0.0
Finazas Guardiana Inbursa	Taken Refinancing	0.7	0.1	0.0
Grupo Carso	Investments in share	124.9	185.2	267.2
US Commercial	Investments in share	20.9	21.8	20.8
Telecom	Investments in share	7.9	4.9	0.0
Centro Histórico de la Ciudad de México	Investments in share	43.8	45.1	47.2
AMTEL	Investments in share	6.6	102.3	0.0
Technology & Fund, LLC	Investments in share	0.0	9.1	8.8
Sanborn´s Hermanos	Administration Trust	0.0	0.0	124.6
Fondo de Dinero Inbursa	Investments in share	0.0	6.6	0.0
Radiomovil DIPSA	Sundry Creditors	0.0	0.0	4.7

Transactions

Millions of pesos with spending power of December 2004

Company	Concept	2002 Expense (Income)	2002 Expense (Income)	2002 Expense (Income)
Banco Inbursa	Administrative Services	(132.6)	(144.6)	(188.2)
	Incomes	(2.1)	(2.3)	(2.3)
	Exchange Coverage	0.8	0.0	0.0
	Received Premiums	0.0	0.0	(6.1)
	Received Lease	0.0	0.0	0.6
	Sublease	0.0	0.0	(2.2)
	Received Commissions	0.0	(2.3)	0.0
Inversora Bursátil	Commission by transaction of shares	1.1	1.0	1.5
	Incomes	0.0	0.0	1.0
	Administrative Services	0.0	(110.7)	(127.8)
Salud Inbursa	Administrative Services	(0.0)	(1.8)	(1.8)
	Incomes	0.0	(0.1)	(0.1)
	Received Commissions	0.0	(0.9)	(3.0)
Fianzas Guardiana Inbursa	Incomes and Administrative Services	(11.8)	(11.2)	(10.6)
	Paid Liabilities	2.3	0.0	0.0
	Paid Claims	(0.3)	0.0	0.0
	Premiums by Paid Guarantees	2.2	1.8	0.6
	Premiums for paid bonds	(1.8)	(0.4)	(0.8)
	Refinancing Commissions	0.5	0.0	0.0
	Received Premiums	(2.2)	(1.9)	(1.9)
Afore Inbursa	Administrative Services	(1.1)	(16.4)	(43.0)
	Incomes	(1.1)	(1.4)	(1.4)
	Received Commissions	0.0	(39.1)	(96.2)
Grupo Carso	Incomes	(0.6)	0.0	0.0
Promotora Inbursa	Administrative Services	0.0	(2.4)	(2.4)
Autofinanciamiento Inbursa	Administrative Services	0.0	(6.5)	(9.9)
	Incomes	0.0	(0.1)	(0.1)
Operadora Inbursa		0.0	(1.4)	(2.4)
Out Sourcing Inburnet		0.0	(2.0)	(2.4)
Pensiones Inbursa		0.0	(15.9)	(11.4)
Servicios Administrativos Lava		0.0	(0.3)	(0.3)
Arrendadora Financiera Inbursa	Received Premiums	0.0	0.0	(0.5)
	Administrative Services	0.0	0.2	(0.1)
	Total	**(141.7)**	**(356.9)**	**(511.0)**

Fianzas Guardiana Inbursa

At the close of the 2002, 2003 and 2004 fiscal years, the principal operations amongst related parties were generated by three premiums granted by refinancing, service payment, commissions and rents, etc.

Below is a summary of balances and transactions (earnings) carried out with related companies.

Balance

Millions of pesos with spending power of December 2004

Company	Concept	2002 Assets (Liabilities)	2003 Assets (Liabilities)	2004 Assets (Liabilities)
Seguros Inbursa	Refinancing on Current Account	0.1	0.4	0.2
	Premiums Receivable	0.1	0.0	0.0
Banco Inbursa	Banking Accounts	(0.2)	3.2	1.0
Promotora Inbursa	Investments in shares	0.0	187.9	278.6

Transactions

Millions of pesos with spending power of December 2004

Company	Concept	2002 Expense (Income)	2002 Expense (Income)	2002 Expense (Income)
Seguros Inbursa	Yielded Premiums	1.1	0.0	0.8
	Incomes and administrative services	12.3	11.2	10.6
	Commissions for Refinancing	(0.4)	(0.1)	(0.3)
	Premiums	(6.3)	(1.5)	(1.6)
	Claims	0.4	0.3	0.2
	Paid Insurance	2.1	1.9	1.8
Banco Inbursa	Premiums	0.0	(0.0)	(0.0)
	Products by interests	(0.1)	(0.0)	(0.1)
	Foreign Exchange Liabilities	(0.1)	0.0	0.0
	Income	0.0	(0.3)	(0.4)
Operadora Inbursa	Premiums	(0.1)	(0.0)	(0.0)
Afore Inbursa	Premiums	0.0	0.0	0.0
	Incomes	(0.2)	0.0	0.0
Out Sourcing Inburnet	Incomes	0.0	0.1	0.3
	Real Estate Maintenance	(0.3)	0.1	0.2
Autofinanciamiento Inbursa	Premiums	(0.1)	(0.0)	(0.0)
	Total	**8.3**	**11.7**	**11.5**

Additionally, operations were carried out with Inversora Bursátil, Out Sourcing, Grupo Financiero Inbursa that are irrelevant.

Inversora Bursátil

During the 2003 and 2004 fiscal years, Inversora Bursátil rendered control and co-distribution services for the shares to the investment companies managed by Operadora Inbursa. Because of the foregoing, Inversora Bursátil earned monthly fees of $1 and $1, respectively.

Millions of pesos with spending power of December 2004	2002	2003	2004
Indebted Balance	**0.0**	**0.5**	**6.0**

Banco Inbursa	0.0	0.5	0.0
Seguros Inbursa	0.0	0.0	6.0
Credit Balance	**0.1**	**0.2**	**0.0**
Seguros Inbursa	0.1	0.2	0.0

Inversora Bursátil contracted Out Sourcing Inburnet's administrative services during the 2003 and 2004 fiscal years for $3 and $2, respectively.

Additionally, Inversora Bursátil hired Seguros Inbursa for consulting services that consisted in supervising and controlling in the administrative, accounting, business, civil, financial, fiscal areas, among others. The latter paid the amount of $117 and $127 respectively for during the 2003 and 2004 fiscal years.

Finally, each one of the GFInbursa subsidiaries renders financial services to companies related to Telmex, America Telecom, America Movil, GCarso, among others.

4.3 board members and Shareholders

GFInbursa's board of directors is comprised of a minimum of five board members whereby at least 25% must be independent. The shareholders representing at least 10% of GFInbursa's paid-in capital are entitled to appoint one board member. The board members are appointed by the general ordinary shareholders' meeting. They are appointed to perform their duties during yearly periods.

GFInbursa's general ordinary shareholders' meeting during its session held April 13, 2005 appointed the Corporation's current board of directors and the Audit and Corporate Practices Committee thereof, which were comprised pursuant to the terms of the following section Remuneration for board members and Officers.

GFInbursa's Key Officers

CEO: Mr. Marco Antonio Slim Domit, who is also a Board Member of GFInbursa and each one of its subsidiaries.

CFO: Mr. Francisco Diaz Bocanegra

Chief Comptroller: Mr. Raul Reynal Peña

Chief Counsel: Mr. Raul Humberto Zepeda Ruiz

Chief Internal Auditor: Mr. Francisco Loaiza Montaño

Duties of the Board of Directors

The board of directors is the Corporation's collegiate administrative body that is in charge of representing GFInbursa and the direction taken by the business set forth in its corporate purpose with the restrictions established by the bylaws and in the current legal provisions. Likewise, the board of directors has, among other duties, the following:

(i) to establish the Corporation's strategic mission;
(ii) to ensure that the shareholders and the market have access to the Corporation's public information;
(iii) to establish internal control mechanism;
(iv) to guarantee that the Corporation has the mechanisms that allow it to comply with the various applicable legal provisions; and
(v) to frequently evaluate the CEO's performance and that of the Corporation's other high ranking officers.

Authorities of the Board of Directors

The board of directors is in charge of administrating the Corporation's business and therefore, has ample authorities to carry out ownership, administration, lawsuits and collections acts as well as the right to delegate such authorities to third parties.

In order to perform such tasks, the Corporation's bylaws establish the board of directors as a collegiate body endowed with the following authorities:

- Power of attorney for lawsuits and collections, which is granted with all the general and special authorities requiring a special clause pursuant to law;
- Powers of attorney for administration and ownership acts pursuant to paragraphs two and three of Article 2554 of the Civil Code for the Federal District and its correlative Civil Codes for the States in the Mexican Republic and the Federal Civil Code;
- The authority to subscribe all kinds of negotiable instruments provided the purpose thereof is to fulfill the corporate purpose and are issued pursuant to Article Nine of the General Law of Negotiable Instruments and Credit Operations;
- Authority to open and close bank accounts on behalf of the Corporation when it deems necessary, as well as making deposits and transferring money from them and to appoint persons that may make transfers.
- Authority to appoint and remove the Corporation's CEO, officers, attorney-in-fact, agents, employees and external auditors when it deems necessary and grant them authorities and powers as well as determining, as the case may be, their guarantees, work conditions and remunerations;
- Authority to confer general and special powers, always reserving the exercise thereof, as well as revoking the powers it grants and delegates including this authority always keeping this exercise;
- Authority to establish the Corporation's Internal Work Regulation;
- Authority to summon general ordinary, extraordinary or special shareholders' meetings in every case set forth in the bylaws or when deemed necessary to set a date and time for such meetings to be held as well as to execute its resolutions;
- Authority to establish offices for the Corporation in any part of Mexico or aboard, which in case of the latter, it shall need the previous authorization by SHCP;
- Authority to determine the manner in which the votes corresponding to the Group's shares should be issued in the general ordinary or extraordinary shareholders' meetings of the corporations in which it is a majority shareholder;
- Authority to carry out all the acts authorized by the bylaws or that are the consequence thereof.

GFInbursa's Board of Directors

Below are the names of GFInbursa's board members as appointed and/or ratified by the General ordinary shareholders' meeting held on April 13, 2005.

The persons appointed shall continue to occupy their charges even after said fiscal year has concluded until the meeting makes new appointments and the newly designated board members take office.

BOARD OF DIRECTORS OF GFINBURSA DEPENDENT MEMBERS		
Name	Title	Type of Member
Mr. Carlos Slim Helú	Honorary chairman for Life	Shareholding Member
Mr. Marco Antonio Slim Domit	chairman	Shareholding Member
Mr. Arturo Elías Ayub	Board Member	Related
Mr. Javier Foncerrada Izquierdo	Board Member	Related
Mr. Héctor Slim Seade	Board Member	Shareholding Member
Mr. Eduardo Valdés Acra	Board Member	Shareholding Member
INDEPENDENT BOARD MEMBERS		
Mr. Antonio Cosio Pando	Board Member	Independent
Mr. Fernando Chico Pardo	Board Member	Independent
Ms. Angeles Espinosa Yglesias	Board Member	Independent
Mr. Agustín Franco Macías	Board Member	Independent
Mr. Claudio X. González Laporte	Board Member	Independent
Mr. Guillermo Gutiérrez Saldívar	Board Member	Independent
Mr. David Ibarra Muñoz	Board Member	Independent
Mr. José Kuri Harfush	Board Member	Independent
Ms. Laura Diez Barroso de Azcárraga de Laviada	Board Member	Independent
MR. Juan Antonio Pérez Simón	Board Member	Independent

Relationship by Blood or Marriage up to the Third Degree between Board Members and Officers

Relationship by Blood
1. First Degree (straight line)
Marco Antonio Slim Domit with
Carlos Slim Helú

Relationship by Blood
2. Second Degree (transversal line)
Arturo Elías Ayub with Marco Antonio
Marco Antonio Slim Domit

Curricula of GFInbursa's board members

Carlos Slim Helú is a Civil Engineer from the Department Engineering of the National Autonomous University of Mexico. He is 65 years old. He has worked as a high ranking executive and is the Honorary chairman for Life of the following corporations: Telmex, America Movil, America Teleco, GCarso, CGT, and GFInbursa. Furthermore, he is chairman of the board of directors of Ideal and Promotora Inbursa. He is the father of Mr. Carlos Slim Domit, chairman of the board of directors of Telmex, GCarso and GSanborns, of Mr. Marco Antonio Slim Domit, chairman of the board of directors of GFInbursa and of Mr. Patrick Slim Domit, chairman of the Board of Director s of America Telecom and America Movil.

Marco Antonio Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. Since August 25, 1997, he serves as chairman of the board of directors and CEO of GFInbursa. He is 37 years old. The corporations in which he is a board member are: all of GFInbursa's subsidiaries, GCarso, America Movil, CGT, Telmex and Sears Roebuck de Mexico, S.A., among others. He is the son of Mr. Carlos Slim Helú and the brother of Carlos Slim Domit and Patrick Slim Domit.

Eduardo Valdés Acra has a bachelor's degree in business administration from the Universidad Anáhuac. Currently, he is the Vice-president of GFInbursa and CEO of Inversora Bursátil. He is 41 years old. He is a board member of the following companies: GFInbursa and all its subsidiaries; GCarso, CGT, America Telecom, America Movil and Telmex.

José Kuri Harfush has a bachelor's degree in business administration from the Universidad Anáhuac. He is the CEO of Janel, S.A. de C.V. He is 56 years old. Additionally, he is a board member of the following companies: Telmex, America Movil, CGT, GCarso, GFInbursa and several of its subsidiaries Ideal, Promotora Inbursa and GSanborns.

Agustín Franco Macias is a Mechanical Electrical Engineer by the Universidad Anáhuac. He is 66 years old. Additionally, he is a board member of the following companies: Telmex, Centro Histórico de la Ciudad de México, S.A. de C.V: [Mexico City's Historic Downtown], GFInbursa, Promotora Inbursa, Ideal and Grupo Infra, S.A. de C.V., among others.

Juan Antonio Pérez Simón is a Public Accountant by the National Autonomous University of Mexico. He is 64 years old. Since 1995, he has been the Vice-president of Telmex as well as chairman of the board of directors for Sanborns Hermanos, S.A. de C.V. He is a board member for the following companies: CGT, GCarso, GFInbursa and some of its subsidiaries; Cigarros la Tabacalera Mexicana, S.A. de C.V.; Radiomovil Dipsa, S.A. de C.V. (Telcel); Sears Roebuck, S.A. and several of Telmex and GCarso's subsidiaries.

Claudio X. González Laporte is a Chemical Engineer by the National Autonomous University of Mexico. For 25 years, he has served as chairman of the Board of Director for Kimberly Clark, S.A. de C.V. He is 71 years old. He is a Board Member of the following companies: GCarso, CGT, Telmex, GFInbursa, Kimberly Clark Corporation, General Electric Co., Kellogs Co, Unilever; Grupo Alfa, S.A. de C.V., Grupo México, S.A. de C.V., Grupo Modelo, S.A. de C.V., and The Mexico Fund, Inc.

David Ibarra Muñoz has a bachelor's degree in economics and is a Public Accountant by the National Autonomous University of Mexico. He serves as an independent consultant. He is 74 years old. He is a board member of GFInbursa, Promotora Inbursa and Ideal.

Héctor Slim Seade has a bachelor's degree in business administration from the Universidad Anáhuac and is the Director of Operational Support for Telmex. He is 41 years old. He is a board member of the following companies: GFInbursa and several of its subsidiaries; Ferrosur, S.A. de C.V. and Asociación Mexicana Automovilística, S.A. de C.V. He is the nephew of Carlos Slim Helú.

Arturo Elías Ayub has a bachelor's degree in business administration from the Universidad Anáhuac and is the Director of Strategic Alliances, Communications and Institutional Relations of Telmex. He is 39 years old. He is a board member of the following companies: Telmex, GCarso, America Movil, GFInbursa, CGT and Sears Roebuck de México, S.A. He is Carlos Slim Helú's son-in-law and Marco Antonio Slim Domit and Patrick Slim Domit's brother-in-law.

Javier Foncerrada Izquierdo has a bachelor's degree in business administration from the Universidad La Salle and is the CEO of Banco Inbursa and Arrendadora Inbursa. He is 50 years old. He is the chairman of the board of directors of Afore Inbursa, Inbursa Siefore, Siefore Básica and Salud Inbursa, S.A. and he is a board member of the rest of GFInbursa's subsidiaries.

Antonio Cosio Pando is an Industrial and Information Technology Engineer by the Instituto Tecnológico y de Estudio Superiores de Monterrey (ITESM) and is the CEO of the Compañía Industrial de Tepeji del Río, S.A. de C.V. He is 37 years old. Additionally, he is a board member of the following companies: GFInbursa and several of its subsidiaries, Telmex, Bodegas Santo Tomás, S.A. de C.V., Hoteles Las Brisas, S.A. de C.V., Hoteles Las Hadas, S.A. de C.V., La Suiza, S.A. de C.V. and Sears Roebuck de México, S.A., among others

Guillermo Gutiérrez Saldivar is a Mechanical and Electrical Engineer by the Universidad Iberoamericana. He is 63 years old. He is the CEO of Equipos Mecánicos, S.A. de C.V. and Board Member of GFInbursa and several of its subsidiaries.

Ángeles Espinosa Yglesias studied Art, Musography and Conservation at La Sorbonne University of Paris, France. She has been involved in philanthropic work at the Museo Amparo, Fundación Mary Street Jenkins, Consejo Mexicano para la Filántropía [Mexican Board for Philanthropy],Consjeo Estatal de la Cultura y las Artes and Fundación del Centro Histórico de la Ciudad de Publa. She is a Board Member of Telmex, GFInbursa and Amma, S.A. de C.V., among others.

Fernando G. Chico Pardo has a bachelor's degree in business administration from the Universidad Iberoamericana. He is 53 years old. Since 1997, he is the founding member and chairman of Promecap, S.A. de C.V. In addition, he is a Board Member of the following companies: CGT; GCarso, GFInbursa and some of its subsidiaries; Sears Roebuck de México, S.A. Grupo Condumex, S.A. de C.V: and GSanborns.

Laura Diez Barroso Azcárraga de Laviada has worked in editorial and publicity areas as chairman of Editorial Eres with such magazine publications such as Tú, Eres, Somos and Eres Novia, among others. Furthermore, she has served as chairman of Editorial Televisa with representation in over 40 publications and in 19 countries. She has also served as consultant in Royal Caribbean International, Pro-Mujer México and in the Executive Committee of the Antigüo Colegio de San Ildefonso and participates in the board of directors of Telmex and the Centro Histórico de la Ciudad de México, S.A. de C.V. She has also worked on philanthropic projects and served as chairman of the Board of the Casa Hogar El Mexicanito.

Furthermore, GFInbursa and its subsidiaries' Executive Offices are occupied by the following officers:

DIRECTORS

Grupo Financiero Inbursa	Marco Antonio Slim Domit Works at GFInbursa since 1992
Afore Inbursa	Sandra Sosa Nasta Works at GFInbursa since 1996
Banco Inbursa **Arrendadora Inbursa**	Javier Foncerrada Izquierdo Works at GFInbursa since 1991
Inversora Bursátil	Eduardo Valdés Acra Works at GFInbursa since 1986
Operadora Inbursa	Guillermo Robles Gil Orvañanos Works at GFInbursa since 1992
Pensiones Inbursa	Gilberto Lechuga Anaya Works at GFInbursa since 1975
Seguros Inbursa	José A. Morales Morales Works at GFInbursa since 1992

Board members and Shareholders' Equity Interest

In regard to the equity interest of more than 1% of the shares of capital stock owned by GFInbursa's individual board members and officers and the shareholders that are beneficiary of 5% or more of the issuers' shares entitled to vote as well as the Corporation's 10 majority shareholders, despite their equity interest not reaching the latter percentage, it is important to underscore that the Corporation does not have complete and exact information about the individual interest of the board members and officers nor of its shareholders by virtue that their shares are not registered in the Corporations' ledger according to the current legislation.

Nevertheless and pursuant to the Group's information to April 13, 2005, 5 board members have an equity interest of more than 1% directly or indirectly and 7 shareholders have an individual equity interest of more than 5% of the Group's outstanding capital Stock. Moreover, Mr. Carlos Slim Helú and his close relatives, all Mexican nationals, constitute, directly or indirectly, the Corporation's principle shareholders. Said family's equity interest is approximately 70% of GFInbursa's outstanding capital stock to April 13, 2005. Pursuant to the foregoing, GFInbursa is a financial group that is controlled mainly by Mexicans.

Remuneration for Board Members and Officers

In regard to the total amount representing all of the remuneration and service rendering of any kind that the board of directors earn from GFInbursa, it is important to explain that the General ordinary shareholders' meeting that determines and approves the remuneration that the board members are paid for their work. Such amount must be paid for each Board of Director's Meeting that they attend. During 2004, the payments approved for the shareholders' meeting for each shareholder was $13,200 MXP for GFInbursa. Regarding the subsidiaries, the payment was $4,400 MXP minus the applicable taxes pursuant to the current legislation for each Board of Director's Meeting that they attend.

To best carry out their duties, the Board of Director is assisted by intermediary Committees appointed by the shareholders' meeting. On April 13, 2005, GFInbursa's General ordinary shareholders' meeting approved the creation of the Business Practice Committee to consolidate the previous duties of the Compensation and Evaluation and the Finance and Planning Committees. Additionally, it appointed nine members of the Corporation's audit committee. Said Committees are comprised completely by independent board members. It meets quarterly and each of its members is paid $5,750 MXP minus the applicable taxes pursuant to the current legislation for each committee meeting that they attend.

4.4 Bylaws and Other Agreements

<u>Summary of the Amendments made to the Bylaws</u>
Below is a brief summary of some of the relevant provisions of the bylaws and applicable legislation. The aforementioned summary does not aim at including all of the provisions of the bylaws or applicable legislation. It is subject thereto by reference.

<u>General Background</u> GFInbursa was incorporated in May 20, 1985 as a variable capital business corporation under the name Promotora Carso, S.A. de C.V: On September 29, 1992 and with the previous authorization by SHCP, the Corporation was transformed into a holding company of a financial group and consequently, its name changed to "GRUPO FINANCIERO INBURSA", S.A. de C.V. It amended its corporate purpose, completely reformed its bylaws and increased its minimum fixed capital stock.

<u>Capital Stock</u> Before the GFInbursa's split, described in section 1.2 of the executive summary, the Corporation's authorized capital stock was 3,134,828,964 series-O shares. Said shares were common, nominative and had a par value of $1.000227731563, representing the fixed portion of the capital stock.

By virtue of the aforementioned split that was approved by the GFInbursa's general extraordinary shareholders' meeting dated May 25, 2005, the Corporation decreased its authorized capital to $2,593,825,262.39. Said reduction of capital did not mean a decrease in the number of issued shares. Therefore, the authorized capital stock was represented by 3,134,828,964 series-O shares. Said shares were common, nominative and had a par value of $0.827421620821, representing the minimum fixed portion of the capital stock.

The issuance of new shares representing the minimum fixed portion of the capital stock requires an amendment to the GFInbursa's bylaws through a general extraordinary shareholders' meeting.

As a variable capital business corporation, GFInbursa requires a minimum fixed capital and may have a variable capital. Currently, GFInbursa does not have shares that represent the variable portion of the capital stock. Shares may be subscribed by Mexican and foreign investors, except when the latter are in a position of authority or if they are national financial entities when they do not act as institutional investors.

Neither GFInbursa nor its subsidiaries may be shareholders of GFInbursa, notwithstanding the possibility of GFInbursa to acquire its own shares pursuant to the provisions under Article 14B 3, subsection I of the LMV and other applicable provisions.

<u>Amendment to Bylaws in 2004 and 2005</u> GFInbursa's general extraordinary shareholders' meeting held on April 14, 2004 approved the partial amendment to the bylaws. It amended article 7, 7B, 8, 9, 10, 10 B, 12, 18, 19, 20, 20B, 21, 24, 25, 28, 30, 32, 33 and 34 of the bylaws.

Furthermore, GFInbursa's general extraordinary shareholders' meeting held on April 13, 2005 approved once more the amendments to article 7 of the bylaws in order to extend the applicable rules to the shareholders that purchase, increase or transmit their shares of GFInbursa in an amount greater than 5% of the Corporation's capital stock; and article 34 thereof. Said amendments are subject to approval by SHCP, which is still being awaited.

Below is the complete text of the articles of GFInbursa's bylaws that were amended at the aforementioned general extraordinary shareholders' meeting. Nevertheless, articles 7 and 34 are awaiting still the approval by SHCP.

Article Seven. The capital stock is variable. The capital stock shall be comprised of common shares and additional shares.

The common share of the capital stock shall be structured as follows: the fixed capital that cannot be withdrawn shall be $2,593,825,262.39 (two billion five hundred and ninety three million eight hundred and twenty five thousand two hundred and sixty two 39/100 MXP). These shall be represented by 3,134,828,964 (three billion one hundred and thirty four million eight hundred and twenty eight thousand nine hundred and sixty four) common, registered series-O shares, with a par value of $.0827421620821 each one, fully subscribed and paid. The additional capital stock shall be represented by series- L shares that may be issued for an amount equivalent to 40% (Forty percent) of the Corporation's common shares of capital stock previously authorized by the Mexican Securities Exchange Commission.

The series- O shares and "L" need not be subscribed.

Foreign governmental agencies may no own any capital stock. National financial institutes, including those forming part of the Corporation, may not own capital stock other than in their capacity as institutional investors pursuant to Article 19 of the Financial Institution Regulation Law. Other corporations, in which the Corporation has equity, either directly or indirectly, may not be an owner.

Likewise, the members of the group may not own the capital stock of other legal entities, which in turn are shareholders of the Corporation or other participants of the group.

The persons who purchase or transfer more than two percent of the shares of capital stock series-O of this holding company must notify the Department of the Treasury and Public Credit within the following three business days after the corresponding purchase or transfer.

The acquisitions, by any individual or legal entities, of the shares of the Corporation's capital stock shall be governed by the rules below:

For every share acquisition of more than five percent of the Corporation's outstanding capital, a previous authorization in writing by the board of directors shall be needed pursuant to Articles 128, 129 and 130 of the Corporation and Partnership Law. Moreover, an authorization from the Secretariat of the Treasury and Public Credit in accordance to Article 20 of the Law Regulating Financial Groups shall be needed as well.

Acquisitions that are carried out in one or several acts to obtain or increase a shareholder's individual equity interest by a percentage of more than five percent of the Corporation's outstanding capital without the previous authorization by the board of directors may not by registered in the Shareholders' Ledger and the buyer may not exercise their corporate and economic rights inherent to said shares. The exception to requirement to obtaining the board of directors' previous authorization for the shareholders that are individual owners of five percent or more of the Corporation's outstanding capital in such a manner that said shareholders may increase their equity interest freely without requiring the board of directors' authorization. Another exception to the aforementioned requirement are the operations by virtue of which the shareholders who individual own five percent or more of the Corporation's outstanding capital stock transfer all or part of their equity interest of more than five percent by a donation, inheritance or bequest to relatives in direct line without limit to the degree. The foregoing exceptions do not exempt said shareholders from the obligation to file the necessary notices to the competent authorities and in general from complying with the necessary requirements to carry out said acquisitions pursuant to the applicable legal provisions. Acquisitions that violate Article 20 of the Law Regulating Financial Groups cannot be registered in the Corporation's Shareholders' Ledger pursuant to the terms of Article 21 of said law, notwithstanding the applicable sanctions in terms of said legal provision.

In addition to the aforementioned authorizations, the purchase of shares for 30% or more of the Corporation's outstanding capital must fulfill the requirements thereof set forth under Article 20 Financial Institution Regulation Law and the other applicable administrative provisions issued by the Department of the Treasury and Public Credit and/or the Mexican Securities Exchange Commission. The acquisitions that breach the aforementioned provisions cannot be registered in the Corporation's Shareholders' Ledger. Furthermore, the buyer may not exercise the corporate rights inherent to said shares pursuant to Article 21 of the Financial Institution

Regulation Law and the provisions regarding the acquisition of shares of the securities issuers issued by the Department of the Treasury and Public Credit, notwithstanding the applicable sanctions according to the terms of the applicable legal provisions.

In any case, the acquisition of shares that represent the Corporation's capital stock must be subject to the provisions of the Financial Institution Regulation Law, Securities Exchange Law, administrative provisions issued by the Department of the Treasury and Public Credit and/or the Mexican Securities Exchange Commission and any other applicable provisions.

The capital stock shareholders of each series shall be entitled to equal rights and obligations. Each series-O share shall confer one voting right in the Shareholders' meeting. series-O Shares shall have a restricted vote and shall grant a voting right only on issues concerning a change in purpose, merger, split, transformation, dissolution and liquidation, as well as the cancellation of its listing in any stock exchange. Moreover, pursuant to the agreements that may be adopted by the Shareholders' meeting approving its issuance, the series- L shares may transfer the right to receive a preferred and accrued dividend, as well as a dividend higher than the one corresponding to the common capital dividend. These dividends can never be lower than dividend of other series.

The provisional certificates or definitive titles of the shares may cover one or more shares. These shall be signed by two members of the board of directors, whose signatures may be original or sent by fax, pursuant to the terms under Article 125 section VIII of the Corporation and Partnership Law.

Said certificates or titles must fulfill all the other requirements established by the foregoing article. These may have bearer coupons attached to them that are numbered for dividend payments and that contain, in a visible manner, the stipulation referred to by Article 6 and 7 of the Bylaws.

The Corporation may trade its own shares within the stock exchange by the previous authorization from the Mexican Securities Exchange Commission and subject to the provision of Rule 18, section II of the General Rules on Incorporation and Operation of Financial Institutions.

Article Seven B. If a cancellation of an inscription of the Corporation's shares within the Securities Section of the National Share Registry occurs, either due to a request by the Corporation or through the resolution adopted by the Corporation the Mexican Securities Exchange Commission, the shareholders having the majority of common shares representing the Corporation's paid capital stock o having the possibility under any title to impose decisions on the general shareholders' meeting or to appoint the majority of the board of directors members (hereinafter the "Shareholders") shall be obligated to make a public offer before the aforementioned registry cancellation.

The price of the aforementioned public offer must be the higher figure between (1) the share price listed in the Mexican Stock Market (the "Stock Price") or (2) the share's net worth *according to the last quarterly report filed before the Mexican Securities Exchange Commission* and the Mexican Stock Market before the beginning of the offer, except when said figure has been amended pursuant to the applicable criteria when the relevant information is determined. In said case, the share's net worth must be taken into account pursuant to the most recent financial information available to the Corporation.

Stock Price means the average price for the volume of operations carried out during the previous thirty days in which the Corporation's shares have been traded, before the offer, during a period of no more than six months. If the shares were traded during less than thirty days, then only the days in which the shares were actually traded will be taken into account. If the shares were not traded during said period, then their net worth shall be taken into account.

If the offer includes more than one series of shares, the aforementioned average must be carried out for each series that shall be cancelled. Regarding public offer of all the shares, the highest Stock Price must be used. During five business days previous to the public offer, the

Corporation's board of directors must state its opinion regarding the justification in the price of the public offer. The former shall taken into account (1) the minority shareholders' interests in order to comply with the provision under Article 16, paragraph two of the Securities Exchange Law and (2) the opinion of the Corporation's audit committee as incorporated pursuant to the provisions under Article 14B, section V of the Securities Exchange Law and Article 20 of the bylaws. If the audit committee's opinion differs from the Board's, then the former should be disclosed. Likewise, if the board of directors uncovers potential conflicts of interest, then its opinion must include another opinion with special emphasis on the safekeeping of the minority shareholders' rights issued by an independent expert chosen by the audit committee.

The shareholders shall not be obligated to carry out the aforementioned public offer for the registry cancellation, if at least 95% of the shareholders owning the Corporation's capital stock agree by means of a resolution adopted by the general shareholder's meeting. Said agreement must contain the registry cancellation approval and that the amount to be offered for the publicly traded shares pursuant to this Article is less than 3,000 shares. In any case, the authorization for the share's registry cancellation shall be subject to the incorporation of a trust for the acquisition of shares set forth in the paragraph below and the notification to the Mexican Stock Market about the requested registry cancellation and the aforementioned trust.

During at least six months, the Shareholders must place in trust the necessary capital to purchase at the stock price. The investors' shares that were not placed therein and once the public offer to sell is carried out and before the cancellation of the shares' inscription in the National Share Registry, if the Shareholders do not purchase one hundred percent of the capital stock paid by the Corporation then the relevant information bulletin and the terms and conditions of the aforementioned trust must be published.

The Shareholders' may request the Mexican Securities Exchange Commission to authorize, taking into account the Corporation's financial situation and prospects, the use of a different basis to determine the stock price set forth in paragraph two herein. For purposes above, the Shareholders must submit to the authorities the board of directors' agreement with a favorable opinion by the audit committee . Said agreement must contain the motives that justify the establishment of a different stock price, attached thereto with an independent expert's report that emphasizing the price being proposed in the offer is consistent with Article 16 of the Securities Exchange Law.

Article Eight. The shares issued by the corporation must remain deposited always at any one of the securities deposit institutes regulated by the Securities Exchange Law. Said institute shall not be obligated at any time to deliver said shares to their holders.

The Corporation shall have a shareholders' Ledger that may be kept either by the own Corporation or by a securities deposit institute acting as the Corporation's registering agent. Said Ledger shall contain all of the subscriptions, acquisitions or transmission operations to which the shares of capital stock are subject and will record the previous subscriber or holder and the assignee or buyer.

The Corporation and, as the case may be, the securities deposit institution, acting as a registering agent shall not record within the shareholders' registry according to the provision under Article 128 of the Corporation and Partnership Law, the transfers carried out in breach of Articles 18, 18B 1, 19 and 20 of the Law Regulating Financial Institution and Article 7 of the bylaws. In said cases, the controlling entity or the securities deposit institution must reject the inscription and inform the Department of the Treasury and Public Credit thereof within the following five business days following the date in which they became aware of said transfer.

Article Nine. Only a general extraordinary shareholders' meeting can approve increases in the Corporation's fixed capital. Consequently, said increases shall amend the bylaws.

The increases in the variable portion must be approved by a resolution of the general ordinary or extraordinary shareholders' meeting. In either case, the former must be recorded in the *corresponding minutes, unless it refers to increases in stock trading of the Corporation's own* shares pursuant to the terms of Article 14 B-3, section I of the Securities Exchange Law. The instruments granted under the hand and seal of the notary public whereby an increase in the variable portion of the capital is evidenced need not be registered in the Public Registry of Commerce at the Corporation's domicile.

The increase in capital may be carried out in the following manner:

Cash or kind payment by the shareholders; admission of new shareholders; or capitalization of premiums over shares, previous contributions by shareholders, withheld profits, valuation reserves or revaluations or other net worth entries pursuant to Article 16 and other applicable articles of the Corporation and Partnership Law. In this case, all of the shares shall be entitled to the proportional part corresponding to the amounts that were capitalized.

The shareholders shall have a preferential right to subscribe new shares that are issued with capital stock increases proportional to the number of shares they hold at the moment the increase is ordered.

Said preferential right must be exercised by a written notice addressed to the Secretary of the board of directors. It should be handed in 15 days after the publication of the corresponding notice in the official newspaper of the Corporation's domicile or in a leading newspaper.

If any shares are not subscribed once the term has ended for the shareholders to exercise the aforementioned preferential right, the board of directors may offer said shares to third parties; provided, however, that said shares be offered in the same terms and conditions as offered to the Corporation's shareholders.

New shares may not be issued until the previous ones have been fully paid.

Once an increase in the capital stock has been adopted, whether in the fixed or variable portion, the general shareholders' meeting ordering the increase must determine the terms whereby said increase shall be carried out. The latter must also set forth the amount of the premium that must be paid in excess to the par value for each share.

The shares of the variable portion of the capital stock that are issued pursuant to a resolution by a Meeting must be deposited in the Corporation's treasury. These shall be delivered once their subscription and payment has been made according to the terms set forth by the general shareholders' meeting at the moment of ordering their issuance or by the board of directors at the moment of trading them. The preferential right of the Corporation's shareholders to subscribe the shares pursuant to the terms herein must be respected always. The committee that trades said shares must set forth, as the case may be, the amount of the premium that the subscribers must pay in excess to the par value of each treasury share being offered.

Article Ten. Reductions in the fixed portion of the capital stock shall be made by reimbursements to shareholders or a release of unpaid coupons granted to them pursuant to Article 9 of the General Corporation Law or by absorbing the losses. Said reductions in capital shall be approved by the general extraordinary shareholders' meeting with the corresponding amendment to the bylaws.

The reduction of the capital in its variable portion may be approved by a resolution of a general ordinary or extraordinary shareholders' meeting. In either case, the former must be recorded in the corresponding minutes, other than when the shareholders exercise their right to withdraw or when it refers to a reduction in capital by virtue of purchasing their own shares pursuant to the terms of Article 14 B-3, section I of the Securities Exchange Law. The instruments granted under the hand and seal of the notary public whereby an increase in the variable portion of the capital is evidenced need not be registered in the Public Registry of Commerce corresponding to the Corporation's domicile.

The capital stock may never be reduced to less than the minimum amount required by law.

The reductions to the capital in order to absorb losses shall be carried out proportionally to both the fixed portion as well as the variable portion.

The holder of shares representing the variable capital may exercise his/her right to partially or totally withdraw his/her shares in accordance with the provisions under Articles 220 and 221 of the Corporation and Partnership Law and the following rules:

The right to withdraw must be notified in writing by the shareholder to the chairman or Secretary of the Corporation's board of directors in order for the former to notify the governing body.

The reimbursement of shares being withdrawn shall be made at the amount that is lower: (1) 95% of the share's stock price. This figure is obtained by averaging the price pondered by volume of operations that have been carried out during the previous thirty days in which the Corporation's shares were traded until the date whereby the withdraw would become effective during a period of no more than six months, or (2) the net worth of the shares in accordance to the general balance corresponding to the fiscal year prior to the one in which the withdraw becomes effective and that has been previous approved by the general ordinary shareholders' meeting.

If the number of days that the shares were traded is less than thirty during the aforementioned period, then the days in which these were actually traded shall be taken into account. If the shares are not traded during said period, the shares' net worth shall be taken into account.

The reimbursement shall be immediately payable by the Corporation the day after the general ordinary shareholders' meeting is held. Said Meeting must have approved the general balance corresponding to the fiscal year in which the aforementioned becomes effective.

Article Ten B. Acquisition of the Corporation's own Shares. The Corporation may acquire its shares of capital stock through the Mexican Stock Market at market price. The impediment set forth by Article 134 of the Corporation and Partnership Law shall not be applicable; provided that the acquisition is charged to the net equity while said shares are owned by the Corporation or, as the case may be, to the capital stock if it is resolved to convert said them into treasury shares. The foregoing does not need a resolution by the shareholders' meeting.

Each fiscal year, the general ordinary shareholders' meeting must agree expressly on the maximum amount that may be allocated for the acquisition of its own shares. The only restriction thereof is that said amount can never exceed the aggregate balance of the Corporation's net profits, including those withheld. The board of directors must appoint the person(s) responsible for the acquisition and placing of its own shares. While the shares belong to the Corporation, they may not be represented at any shareholders' meeting.

The shares owned by the Corporation or the treasury shares, as the case may be, referred to herein notwithstanding the provisions under the Corporation and Partnership Law, may be traded publicly. There shall be no need for any resolution whatsoever by a shareholders' meeting in regard to the capital stock increase. Moreover, there shall be no need for an agreement by the board of directors concerning the trade of said shares.

The acquisition and trade of shares set forth under said article, reports thereof that must be filed before the general ordinary shareholder's meeting, rules on how to disclose financial information, as well as the manner and terms regarding said operations must be notified to the Mexican Securities Exchange Commission, corresponding stock exchange and the general public. Furthermore, the foregoing shall be subject to the general provisions issued by the Mexican Securities Exchange Commission.

Article Twelve. The board of directors shall be responsible for the Corporation's administration and agency. Said body shall be comprised of at least five members and no more than fifteen members. At least 25% of said members must be independent. Each member shall have an alternate; however the alternates for the independent board members must be also independent. An independent member means a person qualifying as such pursuant to the provisions set forth by the Law Regulating Financial Institutions, Securities Exchange Law and other applicable provisions. The shareholders representing at least ten percent of the

Corporation's paid capital shall be entitled to appoint one board member. The appointment by the minority shareholders may be revoked only when all of the others are revoked as well.

Article Eighteen. The members of the board of directors need not grant a security interest to ensure the fulfillment of their responsibilities unless the Shareholders' meeting that appointed them expressly establishes the obligation.

The minutes prepared for each board of directors' meeting shall be recorded within the corresponding book and shall be signed by the chairman and Secretary, as well as the statutory auditor. If a board of directors' Meeting cannot be held due to the lack of quorum, then an entry must be made in the corresponding corporate book and signed by the Secretary of the Corporation's board of directors.

Article Nineteen. The board of directors' Meetings must be held at the Corporation's domicile or at any other location in Mexico if due to force majeure or an Act of God it cannot be held there.

Article Twenty. The board of directors shall represent legally the Corporation and shall be invested with the following authorities and powers:

To exercise the Corporation's power for lawsuits and collections that require a special article pursuant to the Law. Therefore, it is conferred without any restriction whatsoever pursuant to Article 2554, paragraph one of the Civil Code for the Federal District and its correlative civil codes for the states in the Mexican Republic and the Federal Civil Code. It shall include but not be limited to the following authorities to file complaints, criminal charges and grant pardons in order to become the plaintiff or assistant in criminal procedures; desist from the actions filed and constitutional relief lawsuits, to settle, submit to arbitration, to propound and absolve interrogatories in order to assign properties, to object or receive payments and execute all other acts expressly set forth by Law, which include representing the Corporation before judicial, administrative, civil or criminal authorities, before labor courts or authorities and the Secretariat of Foreign Affairs in order to enter into agreements with the Federal Government pursuant to the provisions under Article 27, sections 1 and 4 of the Constitution, its Organic Law and its Regulations;

For administration and ownership acts pursuant to Article 2554, paragraph two and three of the Civil Code for the Federal District and its correlative civil codes for the states in the Mexican Republic and the Federal Civil Code.

To subscribe any kind of negotiable instrument pursuant to the terms of Article 9 of the General Law of Negotiable Instruments and Credit Operations;

To open and cancel the Corporation's bank accounts, when it deems advisable, as well as making deposits and transfers thereof and appointing persons who may also make transfers;

To appoint and remove the chief executive officer, officers, attorneys-in-fact, agents, employees and external auditors of the Corporation, when deemed advisable and grant them authorities and powers, as well as determining, as the case may be, their security interests, work conditions and remuneration;

To appoint the bodies and committees deemed advisable or necessary to help and assist in the exercise of duties, setting forth the rules for their incorporation and operation of said collegiate bodies;

To grant, amend and revoke the general or special powers of attorney granted by the Meeting, board of directors or authorized attorney-in-fact. In regard to the granting of powers, the board of directors is authorized expressly to delegate the authority to grant and amend the powers of attorney that the attorneys-in-fact have in turn delegated to third parties;

To establish the Corporation's Internal Labor Regulations;

To summon general ordinary or extraordinary shareholders' meetings for every premise set forth by the bylaws or when deemed advisable. Moreover, they may set the date and time when said Meetings should be held and execute its resolutions;

To establish the Corporation's offices in any part of Mexico or abroad. In terms of the latter, a previous authorization of the Department of the Treasury and Public Credit shall be needed;

To determine the way in which votes must be cast regarding the Corporation's own shares at a general ordinary or extraordinary shareholders' meetings when it is the majority shareholder; and

To carry out all the authorized acts concerning these bylaws or consequences thereof.

Article Twenty B. The Board of Director must have an audit committee that shall be comprised of at least three members and no more than seven. It must be formed by a majority of independent members; amongst which a chairman must be appointed, who is an independent member. The board of directors may appoint a Secretary for said Committee, who may or may not be part of the board of directors or said committee.

One or more of the Corporation's statutory auditors shall be part of the Auditory Commission and they will attend the meetings as guests with a right to give opinions but not vote.

The audit committee's main duty shall be the constant supervision and follow-up of the Corporation's daily operational policies and processes and the fulfillment of all its duties and obligations pursuant to Article 14 B 3, section V of the Securities Exchange Law and other applicable legal provisions.

The audit committee must hold a meeting every quarter. Extraordinary shareholders' meetings may be held when summoned by the chairman, 25% or more of its members or the board of directors. In order to hold an ordinary or extraordinary meeting of the audit committee at least a majority of its members must be present.

Article Twenty One. The Corporation's supervision committee shall be comprised of at least one statutory auditor appointed by series-O shareholders, and as the case may be one statutory auditor appointed by series-L shareholders. Both shall have an alternate. If there are more series of shares, the appointment of statutory auditors must be carried out at a special meeting for each series of Shares. The provisions regarding general ordinary shareholders meetings established by the Corporation and Partnership Law shall be applicable to said meetings.

Pursuant to Article 14B-3, section III of the Securities Exchange Law, the shareholders entitled or not to vote that represent at least 10 % of the capital stock may appoint a statutory auditor.

The statutory auditors may be shareholders or third parties. They shall have the authorities and obligations set forth under Article 166 of the General Corporation Law and other applicable provisions.

The statutory auditors and alternates shall grant have the same security interests as the Board members and may not withdraw the aforementioned until their term has been approved by the general ordinary shareholders' meeting.

Article Twenty Four. The summons to hold Shareholders' meetings must be made by the board of directors through its chairman, Secretary or statutory auditor.

The shareholders with a right to vote that represent at least 10% of the capital stock may summon a general ordinary shareholders' meeting pursuant to the provisions under Article 184 of the Corporation and Partnership Law. Any shareholder owning one share shall have the same right as set forth by Article 185 of the Corporation and Partnership Law.

Article Twenty Five. The summons for the meetings must be published in the Federal Official Gazette or in a leading newspaper at the corporate domicile. It must be made at least 15 days before the date set for the meeting. The summons must have the agenda and must be signed by the person(s) making them. If made by the board of directors, the summons shall be signed by the chairman, Secretary or Assistant Secretary.

The summons for meetings shall designate the place, date and time in which the meetings must be held. These must be held at the corporate domicile or they shall be null and void, unless there is a case of an Act of God or *force majeure*. The agenda must list all the issues that will be discussed at the shareholders' meeting, including those under the general section heading.

Since a summons to a meeting is published, the information and documents related to each issue on the agenda must be freely and immediately available. The meetings may be held without a summons when the capital stock is represented completely during the vote.

If all the shareholders are present at a meeting, irrespective of being ordinary, extraordinary or special, then said meeting may resolve any issues regardless of their nature, including those not established in the agenda.

Article Twenty Eight. The minutes prepared at each Shareholder's Meeting shall be recorded in the corresponding corporate book. The chairman and Secretary, as well as any statutory auditor present, shall sign the minutes. If a board of directors' Meeting cannot be held due to the lack of quorum, then an entry must be made in the corresponding corporate book and signed by the Secretary of the Corporation's board of directors.

If for whatever reason the minutes of the meeting cannot be recorded in the corporate book, then these must be formalized before a Notary Public.

Article Thirty. The general ordinary meetings shall be held at least once a year during the first four months after the end of each fiscal year, pursuant to Article 181 of the Corporation and Partnership Law.

A report with the financial information of the Corporation and controlled subsidiaries' must be given to the shareholders pursuant to Article 172 of the Corporation and Partnership Law. The figures of the end of fiscal year must be included.

Article Thirty Two. At the general ordinary meetings, whether held during the first summons or afterwards, the resolutions shall be adopted by a majority of votes representing the shares of common capital stock.

Regarding general extraordinary shareholders' meetings of series- L shares without voting right, whether held during the first summons or afterwards, the resolutions thereof shall be valid if approved by the vote of the shares they represent of at least one half of the capital stock.

Regarding general extraordinary shareholders' meetings of series- L shares have voting rights, whether held during the first summons or afterwards, the resolutions thereof shall be valid if approved by the vote of the shares they represent of at least on half of the capital stock.

Regarding Special Meetings of series- L shares without voting right, whether held during the first summons or afterwards, the resolutions thereof shall be valid if approved by the vote of the shares they represent of at least on half of the capital stock.

The resolutions that are adopted validly by the shareholders' meetings are binding even for those absent or in disagreement, other than the opposition provided under Article 14B-3, section VI, subsection f) of the Securities Exchange Law that established that shareholders with a voting right, even those with a limited or restricted one, that represent at least 20% of the capital stock may oppose legally the general meetings' resolutions in which they have a vote; provided they fulfill the requirements of Articles 201 and 202 of the Corporation and Partnership Law.

Article Thirty Three. The board of directors members that are shareholders may not vote to approve their accounts, reports or regarding any issue affecting their responsibility or personal interests.

The shareholders representing at least 15% of the capital stock may directly file a civil liability against the officers, provided that the requirements under Article 163 of the Corporation and Partnership Law. Said action may be filed by the statutory auditors and other members of the audit committee as well; provided that when exercising said action that the requirements of the aforementioned Article are fulfilled.

Article Thirty Four. Both the board of directors' Report referred to in Article 30 above, as well as the statutory auditors' Report pursuant to the terms of Article 166 of the Corporation and Partnership Law, must be finished and made available to the shareholders at least 15 days before the Meeting called to discuss them is held.

Stock Registry Series-O shares shall be represented by stock certificates that have a coupons attached. Pursuant to LGSM, only the shareholders registered in the Corporation's shareholders' ledger will be deemed shareholders. Shares issued by GFInbursa must be deposited at all times at S.D. Indeval, S.A. de C.V., Security Deposit ("Indeval"). At all times, the latter shall be obligated to deliver said securities to their holders. The ownership of the shares deposited at Indeval will be evidenced by the registry and lists kept by Indeval.

The shareholders' ledger shall be closed three business days before the shareholders' meeting is scheduled to be held.

Voting Rights and Shareholders' meetings Each series-O share entitles its holder to one vote in any of GFInbursa's shareholders' meeting. All of the shares issued by GFInbursa belong to the same series and confer the same rights and obligations.

Board of Directors The board of directors shall be comprised of the members appointed by the shareholders' meeting and may never be less than five. Likewise, at least 25% of the members must be independent.

Currently, the number of members appointed is 16, from which 10 are independent members.

Each shareholder or group of shareholders that represent 10% of the series- O shares shall have a right to appoint a member.

Shareholders' meetings General shareholders' meetings may be ordinary or extraordinary. General extraordinary shareholders' meetings are called to discuss the issues set forth by Article 182 of the LGSM and the bylaws. Basically, these issues are increases and reductions to the fixed portion of the capital stock and other amendments to the bylaws, liquidation, mergers, spin-offs, transformation from one kind of corporation into another, change in nationality and change in corporate purpose.

general ordinary meetings are called to discuss all other issues, including the appointment of board members and statutory auditors. The Corporation's general ordinary shareholders' meeting must be held at least once a year during the following four months after the close of the previous fiscal year. It shall discuss certain issues set forth by Article 181 of the LGSM, including the appointment of board members and statutory auditors, approval of the board of directors' Report regarding the Corporation's performance and the financial statements thereof during the previous fiscal year as well as the distribution of the earnings for said fiscal year.

Pursuant to the bylaws, the general ordinary shareholders' meeting once they are held by virtue of the first and ulterior call, the resolutions shall be taken by simple majority of votes of the shares representing the ordinary capital stock. In the case of general extraordinary shareholders' meeting, if held by the first and ulterior call, the resolutions shall be valid if approved by the vote of the shares representing at least have of the Corporation's ordinary capital stock. In order for a special meeting to adopt a resolution, whether during the first or ulterior call, it requires a favorable vote of at least 50% of the outstanding shares.

Pursuant to the LGSM, the holders of 20% of GFInbursa's outstanding capital stock may oppose the resolutions of the general meetings by submitting a suit before the competent court within 15 days after the close of the meeting in which said resolution was taken. Said brief must state that the resolution being challenged violates the law or the Corporation's bylaws. The right to challenge pursuant to these provisions may be exercised only by the shareholders (i) that that have a right to vote in the meeting that adopted the resolution being challenged; and (ii) whose shares were not represented when the resolution was taken or, if they were represented, they voted against said resolution.

The shareholders' meetings may be called by the board of directors through its chairman or Secretary, statutory auditor or any competent judge. The holders of 10% of the outstanding shares may request the board of directors or statutory auditor to call a shareholders' meeting. Furthermore, the board of directors or statutory auditor must call a shareholders' meeting when it receives a written request of any shareholder series-O if a general ordinary shareholders' meeting has not been held for two consecutive years or if the shareholders' meeting held during said period have not taken into consideration the issues set forth by the aforementioned Article 181 of the LGSM. If no meeting is called within the following 15 days after the date of the request, the competent judge may request that the meeting be held. The call to the meetings must be published in an official newspaper of GFInbursa's domicile or in a major newspaper in the Federal District at least 15 days prior to the date of such meeting.

The shareholders' meetings may be held without said publication, provided that 100% of the outstanding shares entitled to vote regarding the issues to be considered by said meeting are represented. In order to attend a shareholders' meeting, the shareholders must request and obtain an admission card. Said shareholders may obtain such, at least with the anticipation set in the call to the shareholders' meeting, by submitting adequate proof of ownership of the Corporation's shares. They shall obtain said admission by depositing the shares with GFInbursa's corporate secretary or with an institution authorized to accept said deposit. If a shareholder is entitled to attend a meeting, said shareholder may be represented by a proxy submitted in the formats drafted by GFInbursa.

Dividends At the general ordinary shareholders' meeting, the board of directors shall submit GFInbursa's financial statement for the previous fiscal year along with the report thereof to the shareholders. The shareholders, once they have approved the financial statements, shall determine the Corporation's distribution of net profits. The LGSM establishes that 5% of said net profits must be set aside as a statutory capital reserve, which shall not be available for distribution until the amount of said legal reserve is equivalent to 20% of the Corporation's capital stock (before the effective re-expression thereof in constant pesos). The excess amounts of legal reserve fund shall be distributed to the other reserve funds established by the shareholders. These include a reserve to purchase their shares from GFInbursa. The remainder of the net profits, if any, shall be available for distribution as dividends.

The holders of the series-O shares shall have equal rights per share to receive dividends and other distributions, including any distributions at the moment of GFInbursa's liquidation.

Capital Stock Variations GFInbursa's capital may be increased by additional contributions in cash or kind by the shareholders; admission of new shareholders or through the capitalization of premiums on shares, previous contributions by shareholders, withheld profits, valuation or revaluation reserves or other entries of net worth pursuant to the provisions under Article 116 and other applicable provisions of the LGSM. In this case, the shares shall have a right to a proportional part corresponding to the amounts capitalized.

Generally, an increase in the capital stock may not be made until all of the shares of capital stock previously issued and subscribed have been paid completely.

By and large, a reduction of the capital stock may be carried out in order to absorb losses, redeem shares or release shareholders of pending payments pursuant to Article 9 of the LGSM.

GFInbursa's fixed portion of capital stock may increase or decrease by a resolution of the general extraordinary shareholders' meetings and by an amendment to the bylaws, while the Corporation's variable portion may increase or decrease by a resolution of the general Ordinary or extraordinary shareholders' meetings.

A shareholders' resolution is not needed to reduce the capital stock as a result of exercising the right to withdraw the shares corresponding to the variable portion of the capital stock or the acquisition by the Group of its own shares pursuant to the provision under Article 14 B 3, section I of the LMV or from increases to the capital stock resulting from the sale of shares that it previously purchased.

Right of First Refusal Except under certain circumstances, in the case of an increase of capital through the issuance of new shares for payment in cash or kind, a series-O shareholder at the moment of increasing the capital has a right of first refusal to subscribe the number new shares in proportion to the number of shares owned at the moment the increase is announced. Said right of first refusal must be exercised by written notification to the Secretary of the board of directors within the following fifteen days after the date of the corresponding notification in the official newspaper of the Corporation's domicile or in one of the major newspapers in such domicile.

If some shares are not subscribed after the term to exercise the shareholders' right of first refusal has expired, then the board of directors may offer said shares to third parties for their subscription and payment; provided, however, that these are offered in the same terms and conditions and that they are not offered at more favorable conditions than those for GFInbursa's shareholders.

Pursuant to the LGSM, shareholders may not waive their right of first refusal in advance, except under certain circumstances. Furthermore, these may not be represented by a negotiable instrument aside from the corresponding share certificate.

Foreign Investment Law Ownership of GFInbursa's capital stock by foreign investment is regulated by the LRAF, Foreign Investment Law and the Regulation to the Foreign Investment Law. SHCP is in charge of applying the LRAF and the Secretariat of Economics is the agency in charge of applying the Foreign Investment Law.

GFInbursa's bylaws establish that the Corporation has a clause to admit foreigners; therefore it may allow direct foreign investment. To date, GFInbursa is controlled mainly by Mexicans and foreign investment in its capital stock is minimal.

Minimum Fixed and Variable Capital Currently, there are no shares of GFInbursa corresponding to the variable portion of the capital stock or that are outstanding.

If there were shares of variable portion, these may be withdrawn completely by their shareholders. A shareholder of variable portion **wishing to completely or partially withdraw said shares must notify GFInbursa about said withdrawal** through a written and signed notification.

The redemption of the variable portion of capital stock of GFInbursa, as a securities issuer, shall be carried out at the lesser of (i) 95% of the average share price per volume of the operations quoted in the BMV during the 30 business days before the date in which the withdrawal will become effective or (ii) the book value per share calculated by taking GFInbursa's financial statements as a basis (approved by an ordinary shareholders' meeting) corresponding to the close of the previous fiscal year multiplied by the date in which the withdrawal will become effective. Any amount that GFInbursa must pay will mature on the following day after the ordinary shareholders' meeting mentioned in item (ii) above.

Duration Pursuant to the bylaws, the duration of the GFInbursa is indefinite.

Share Repurchase At any moment, GFInbursa may purchase its own shares through the BMV at the prevalent market price. The rules for such operations are set forth in Article 14 B 3, section I of the LMV and in the corresponding chapter of the Provisions. The authorization to purchase the aforementioned shares must be approved by the board of directors, which will appoint the officers responsible for instructing such operation. The shareholders' meeting must establish each year the maximum amount that may be used for such purpose. The funds set forth for said operation can never exceed the total balance of the Corporation's net profits, including the withheld profits.

When purchasing its own shares, the amount of the operation shall be charged to the net worth while said shares belong to the issuer. If resolved to convert such shares into treasury shares, then a resolution by the shareholders' meeting is not required.

Repurchase of the Corporation's Shares in the Case of Registry Cancellation before the RNV If the registry of GFInbursa's shares before the Share Section of the RNV is cancelled, whether requested by the Corporation or pursuant to a resolution adopted by the CNBV, GFInbursa's bylaws and the Provisions require the shareholders controlling GFInbursa shall make a public tender to purchase the shares that were previously owned before the aforementioned registry cancellation.

Unless the CNBV approves a different price, said majority shareholders must purchase the shares at the highest price of either (i) the average estimate price pondered by the volume of the operations corresponding to the shares for the 30 days before the date of the offer or (ii) the amount in the shareholders' ledger, reflected in the last quarterly report filed before the CNBV and the BMV before the date of the offer.

Shareholders' Conflict of Interest Pursuant to LRAF, any shareholder that has a conflict of interest regarding any operation whatsoever must abstain from voting on such matter at the corresponding shareholders' meeting. If a shareholder votes on a matter in which his or her interest conflict with those of the Corporation, such shareholder may be liable for damages if such transaction would not have been approved without his or her vote.

Board Members' Conflict of Interest Pursuant to LRAF, any Board Member that has a conflict of interest with GFInbursa must reveal this fact to the other board members and abstain from voting. Any board member that does not comply with the aforementioned provision shall be liable for damages caused to the Corporation if his or her vote was determinant to adopt the corresponding resolution. Furthermore, the members of the board of directors and the statutory auditors may not represent other shareholders at any shareholders' meeting.

Authorities of the Board of Directors -- Decisions Based Upon Personal Interests GFInbursa's board of directors may establish payment plans for executives, although this authority is not established expressly in the bylaws. Neither the board of directors nor the other internal administrative bodies shall be authorized expressly to take decisions on any matter in which any of its members may have a personal interest.

Legal Actions Against Board Members Pursuant to LGSM, legal action may be filed for civil liability against the members of the Corporation's board of directors by resolution of the Ordinary Shareholders' meeting. If an Ordinary Shareholders' meeting decides to file such action, the defendants shall immediately stop being board members. Furthermore, the shareholders' representing at least 15% of GFInbursa's outstanding shares may take direct action against the board members; provided that (i) said shareholders have not voted against taking such action in the corresponding shareholders' meeting and (ii) said lawsuit includes the damages that have been allegedly caused to the Corporation and all of its shareholders and not only to the plaintiffs individually. Said action may be exercised also in regard to statutory auditors, or as the case may be, against the members of the audit committee. Any reimbursement for such action shall inure to the benefit of the Corporation and not to the shareholders who filed such action.

Right to Withdraw If an amendment to the corporate purpose, nationality of the Corporation or transformation into another kind of corporation is approved then any shareholder entitled to vote regarding said amendment or transformation that voted against such shall be entitled to withdraw from GFInbursa. Such shareholder shall receive the amount calculated that according to law may be attributed to its shares. However, such shareholder must exercise its right to withdraw within 15 days after the date in which the aforementioned meeting was held. Pursuant to LGSM, the amount that a withdrawing shareholder may receive is equivalent to its equity interest in GFInbursa's capital stock pursuant to the Corporation's most recent balance sheet approved by a general ordinary shareholders' meeting.

Corporate Rights Conferred by GFInbursa's Shares There is no distinction in the shares representing GFInbursa's capital stock that grant different corporate rights to their holders regarding voting at general shareholders' meetings.

Furthermore, to the best of GFInbursa's knowledge, there is no agreement aside from the bylaws that will delay, prevent, defer or make more onerous a change in the management thereof.

The corporate rights conferred by the shares to each GFInbursa shareholder are not restricted by any trust or any other existing mechanism.

Intermediary Administrative Agencies GFInbursa has Business Practices and audit committees. As the Corporation's intermediary administrative agencies the Business Practices Committee assists the board of directors in the decision-making process regarding payment and evaluation of the directors and officers and the Corporation's finance and planning. Moreover, the audit committee aids in the supervision and vigilance of the systems for internal control and veracity of financial information registered.

Restrictions There are no articles within the bylaws or agreements amongst shareholders that limit or restrict GFInbursa's administration or its shareholders in any manner whatsoever.

5. Stock Market

5.1 Shareholder Structure
To December 31, 2004 GFInbursa had 3,134,828,964 authorized series-O shares. Each of these shares is common, normative and with a par value of $1.000227731563 with complete voting rights, whereby 3,000,152,564 are outstanding. Currently, GFInbursa does not have shares registered in the RNV; however, till June 2005 GFInbursa quotes 359,366 American Depositary Receipts (ADR's) in the NY Stock Exchange. These correspond to 1,796,830 series-O shares.

Furthermore, to December 31, 2004 GFInbursa's ownership in other subsidiaries is the following:

Grupo Financiero Inbursa´s Ownership
Of Subsidiaries
(To December 31, 2004)

	Total Stock (millions of Shares)	GFI Stock (Millions of Shares)	Authorized Capital (Millions of pesos)	Registered and Paid-in Capital (Millions of pesos)	Par Value (pesos)
Bank	618.90	618.90	9,000.00	6,189.04	10
Insurance	160.00	160.00	320.00	160.00	without value
Bonds	65.00	65.00	65.00	65.00	1
Investments	207.80	207.79	255.00	255.00	without value
Operator	603.34	603.33	10.00	10.00	without value
Leasing	32.84	32.84	50.00	36.01	without value
Out Sourcing	0.05	0.05	0.05	0.05	without value

Consulting	0.15	0.15	0.15	0.15	without value

5.2 Shares Performance in the Stock Market

Below is a table with information containing the behavior of the shares in the BMV:

	2000	2001	2002	2003	2004
Maximum (MXP)	15.73	13.50	12.44	12.51	21.07
Close (MXP)	12.27	10.93	8.70	12.16	20.51
Minimum (MXP)	10.23	7.53	7.70	7.70	12.20
Operating Volume (Thousands of shares)	224,259.0	214,100.7	255,384.5	144,347.2	245,929.7

Source: BMV

	1stQ 2003	2ndQ 2003	3rdQ 2003	4thQ 2003	1stQ 2004	2ndQ 2004	3rdQ 2004	4thQ 2004
Maximum (MXP)	9.21	10.55	12.00	12.51	14.81	16.94	19.52	21.07
Close (MXP)	8.10	10.16	11.92	12.16	14.81	16.34	19.52	20.51
Minimum (MXP)	7.70	8.10	10.00	11.50	12.20	14.05	15.98	19.00
Operating Volume (Thousands of shares)	36,427.3	41,029.8	30,083.8	36,806.3	129,997.2	36,229.5	26,558.6	53,144.4

Source: BMV

	Jun-04	Jul-04	Agu-04	Sep-04	Oct-4	Nov-04	Dic-04
Maximum (MXP)	16.34	17.15	17.03	19.52	20.00	21.07	21.00
Close (MXP)	16.37	16.93	16.80	1952.00	19.29	20.95	20.51
Minimum (MXP)	14.55	15.98	15.99	16.98	19.00	19.33	20.00
Operating Volume (Thousands of shares)	6,608.7	10,062.30	8,587.40	7,908.9	11,760.5	25,844.22	15,539.7

Source: BMV

a) A

Operating Volume



224,259
214,101
255,385
114,347
245,930
2000
2001
2002
2003
2004

Share Price



25
20
15
10
5
0
2000
2001
2002
2003
2004
Minimum (Ps)
Close (Ps)
Maximum (Ps)

b) Qu



129,997
36,427
41,030
30,084
36,806
36,230
26,559
53,144
1T03
2T03
3T03
4T03
1T04
2T04
3T04
4T04



25
20
15
10
5
0
1T03
2T03
3T03
4T03
1T04
2T04
3T04
4T04
- Minimum (Ps)
Close (Ps)
Maximum (Ps)

6. Persons in Charge

The following contains the corresponding caveat under the terms set forth in Article 33 of the Provisions:

CEO, CFO and Chief Counsel

Pursuant to Article 33, Item b), of the "General Provisions Applicable to Securities Issuers and Other Securities-Market Participants," published in the Federal Official Gazette on March 19, 2003:

"We, the undersigned, state under oath, with respect to the area corresponding to our respective duties, we drafted the issuer's information contained in this brochure, which, to our faithful knowledge and understanding, reasonably reflects the issuer's standing. Likewise, we state we have no knowledge of significant information's having been omitted or falsified in this brochure of this brochure's possibly causing an error on the part of investors."

México, Federal District. June 30, 2005

[Signed]
Marco Antonio Slim Domit
CEO

[Signed]
Francisco Díaz Bocanegra
CFO

[Signed]
Raul Humberto Zepeda Ruiz
Chief Counsel

Mancera, Ernst & Young

Grupo Financiero Inbursa, S.A. de C.V.

I hereby state under oath that the financial statements for Grupo Financiero Inbursa, S.A. de C.V. and its subsidiaries to December 31, 2004 and 2003 contained in this annual report were audited according to the generally accepted accounting principles. Furthermore, I hereby state that within the scope of the work carried out to audit the aforementioned financial statements, I do not have knowledge of relevant financial information that has been omitted or falsified in this annual report or that it contains information that could induce the investors to err.

The aforementioned is certified for the purpose of subsection 1.2, item b) of Article 33 of the General Provisions Applicable to Securities Issuers and other Stock Exchange Participants.

Mancera, S.C.
Part of Ernst & Young Global

[Signed]
José Luis Garcia Ramírez
External Auditor

EXHIBITS

GRUPO FINANCIERO INBURSA, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2004 and 2003
with Report of Independent Auditors

GRUPO FINANCIERO INBURSA, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2004 and 2003

Contents:

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
Grupo Financiero Inbursa, S.A. de C.V.
and subsidiaries

We have audited the accompanying consolidated balance sheets of Grupo Financiero Inbursa, S.A. de C.V. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with the accounting criteria established by the Mexican National Banking and Securities Commission for controlling entities of financial groups. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting criteria observed and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 2, accompanying consolidated financial statements were prepared based on the accounting criteria for controlling entities of financial groups established by the Mexican National Banking and Securities Commission. In the instances mentioned in the aforesaid note, such criteria are at variance with generally accepted accounting principles in Mexico issued by the Mexican Institute of Public Accountants.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Financiero Inbursa, S.A. de C.V. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with the accounting criteria for controlling entities of financial groups established by the Mexican National Banking and Securities Commission.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

José Luis García

Mexico City
March 23, 2005

GRUPO FINANCIERO INBURSA, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos with purchasing power at December 31, 2004)
(Notes 1 and 2)

	December 31 2004	2003
Assets		
Cash and cash equivalents (Note 6)	Ps. 9,928,742	Ps. 6,978,172
Investments in securities (Note 7)		
Instruments for trading	17,733,025	7,642,883
Available for sale	1,881	1,939
Held to maturity	3,184,367	5,529,261
	20,919,273	13,174,083
Securities and derivatives		
Debit balances under repurchase agreements (Note 8)	20,573	124,707
Derivatives (Note 9)	1,423,133	-
	1,443,706	124,707
Performing loan portfolio (Note 10)		
Commercial loan portfolio	50,478,520	41,615,739
Loans to financial entities	809,674	898,692
Consumer loans	2,877,945	2,817,045
Home mortgage loans	571,680	103,159
Loans to government entities	-	252
Total performing loan portfolio	54,737,819	45,434,887
Past-due loan portfolio (Note 10)		
Commercial loan portfolio	321,173	183,239
Loans to financial entities	-	7,089
Consumer loans	7,168	1,524
Home mortgage loans	9,259	4,816

	December 31 2004	2003
Liabilities		
Deposits (Note 16)		
Demand deposits	Ps.16,690,381	Ps.11,544,639
Time deposits	36,751,351	21,940,260
	53,441,732	33,484,899
Interbank and other borrowings (Note 17)		
Demand deposits		1,582,033
Short term	1,326,261	1,629,909
Long term	1,487,752	1,780,410
	2,814,013	4,992,352
Securities and derivatives		
Credit balances under repurchase agreements (Note 8)	19,958	96,429
Derivatives (Note 9)	712,823	1,249,591
	732,781	1,346,020
Other accounts payable		
Income tax and employee profit sharing payable (Note 18)	92,416	111,303
Sundry creditors and other accounts payable (Note 19)	6,211,108	1,565,254
	6,303,524	1,676,557
Deferred taxes (Net) (Note 20)	872,927	379,569
Deferred credits	933	187,740
Total liabilities	64,165,910	42,067,137
Stockholders' equity (Note 21)		
Contributed capital		
Capital stock	13,023,818	13,023,818

Total past-due loan portfolio	**337,600**	196,668
Total loan portfolio	**55,075,419**	45,631,555
Preventive provision for credit risks (Note 11)	**(6,357,329)**	(5,398,987)
Loan portfolio (Net)	**48,718,090**	40,232,568
Other accounts receivable (Net) (Note 12)	**3,178,004**	823,367
Foreclosed and repossessed property	**19,657**	20,728
Buildings, furniture and equipment (Net) (Note 13)	**648,599**	705,089
Long-term equity investments (Notes 3 and 14)	**16,650,295**	12,773,831
Other assets, deferred charges and intangibles (Net) (Note 15)	**587,093**	645,124
Total assets	**Ps.102,093,459**	Ps. 75,477,669

Stock premium	**888,733**	888,733
	13,912,551	13,912,551
Earned capital		
Capital reserves	**3,254,516**	3,171,732
Retained earnings	**31,280,949**	29,872,432
Excess or deficit from restatement of stockholders' equity	**(14,986,931)**	(14,986,931)
Result from holding non-monetary assets derived from the valuation of long-term equity investments	**(952,052)**	(1,023,985)
Net income	**5,370,606**	2,423,024
	23,967,088	19,456,272
Minority interest	**47,910**	41,709
Total stockholders' equity	**37,927,549**	33,410,532
Total liabilities and stockholders' equity	**Ps.102,093,459**	Ps.75,477,669

Memoranda Accounts (Note 26)

Transactions on behalf of others	2004	2003
Customers' current accounts		
	Ps. 1,516	Ps. 239
Customers' banks		
	(118,569)	(188,159)
Settlement of customers' transactions		

Proprietary transactions	2004	2003
Proprietary memoranda accounts		
	-	Ps. 10,865
Guarantees granted		
	Ps.3,209,316	2,068,721
Irrevocable lines of credit		

	(117,053)	(187,920)
Customers' securities		
Customers' securities received for safekeeping	**693,297,764**	476,479,196
Securities and notes received in guarantee	**1,025,237**	631,537
	694,323,001	477,110,733
Transactions on behalf of customers		
Customers' repurchase agreements	**46,126,862**	42,770,249
Total transactions on behalf of others	**Ps. 740,332,810**	Ps. 519,693,062

Property held in trust or under mandate	**176,514,625**	140,004,656
Property held for safekeeping or under management	**575,901,240**	425,930,932
Other contingent liabilities	**6,944,228**	10,515,211
Group securities delivered for safekeeping	**1,112,951**	894,838
	763,682,360	579,425,223
Repurchase transactions		
Securities to be received under repurchase agreements	**79,778,640**	88,715,097
Creditors under repurchase agreements	**(79,772,062)**	(88,717,831)
	6,578	(2,734)
Debtors under repurchase agreements	**43,513,342**	66,700,174
Securities to be delivered under repurchase agreements	**(43,519,611)**	(66,669,162)
	(6,269)	31,012
Total proprietary transactions	**Ps.763,682,669**	Ps.579,453,501

Note: The historical capital stock is Ps. 3,000,836 at December 31, 2004 and 2003.

See accompanying notes.

GRUPO FINANCIERO INBURSA, S.A. DE C.V.

AND SUBSIDIARIES

Consolidated Statements of Income

January 1 through December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)
(Notes 1 and 2)

	2004	2003
Interest income	**Ps. 10,783,749**	Ps. 10,758,000
Interest expense	**8,129,049**	8,072,442
Monetary position result, net (financial margin)	**(1,002,648)**	(431,068)
Financial margin (Note 24)	**1,652,052**	2,254,490
0		
Preventive provision for credit risks (Note 11)	**1,276,650**	1,187,542
Financial margin adjusted for credit risks	**375,402**	1,066,948
Commissions and fees collected	**1,713,094**	1,232,589
Commissions and fees paid	**(81,504)**	(2,663)
Intermediation income (Note 25)	**1,921,785**	413,118
	3,553,375	1,643,044
Total operating revenues	**3,928,777**	2,709,992
Administrative and promotional expenses	**1,728,932**	1,540,371
Operating income	**2,199,845**	1,169,621
Other income	**241,906**	247,824
Other expenses	**(191,937)**	(537,687)
	49,969	(289,863)
Income before income tax and employee profit sharing	**2,249,814**	879,758
Current year income tax and employee profit sharing (Note 18)	**(258,154)**	(275,711)
Deferred income tax and deferred employee profit sharing (Note 20)	**(598,018)**	(242,718)
	(856,172)	(518,429)
Income before equity interest in net income of subsidiaries and associates	**1,393,642**	361,329
Equity interest in net income of subsidiaries and associates (Note 14)	**3,907,102**	2,060,349
Income from continuing operations	**5,300,744**	2,421,678
Discontinued operations, extraordinary items and changes in accounting policies (Note 20)	**75,985**	13,191
Consolidated net income	**5,376,729**	2,434,869

Minority interest	**6,123**	11,845
Net income	**Ps. 5,370,606**	Ps. 2,423,024

See accompanying notes.

GRUPO FINANCIERO INBURSA, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

January 1 through December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)
(Notes 1, 2, 21 and 22)

	Contributed capital		Earned capital						
	Capital stock	Stock premium	Capital reserves	Retained earnings	Excess or deficit from restatement of stockholders' equity	Result from holding non-monetary assets	Net income	Minority interest	Total stockholders' equity
Balance at December 31, 2002	Ps. 13,058,599	Ps. 888,733	Ps. 2,051,230	Ps. 28,862,902	Ps. (14,986,931)	Ps. (1,263,822)	Ps. 2,879,396	Ps. 30,019	Ps. 31,520,126
Resolutions adopted by stockholders									
Appropriation of net income of year ended December 31, 2002 to retained earnings				2,879,396			(2,879,396)		
Dividends declared as per board of directors' meeting held on April 28, 2003				(486,474)					(486,474)
Repurchase of Company's shares	(34,781)		(262,890)						(297,671)
Increase in reserve for the repurchase of Company's shares			1,383,392	(1,383,392)					
Comprehensive income (Note 22)									
Net income							2,423,024		2,423,024
Result from holding non-monetary assets derived from valuation of long-term equity investments						239,837			239,837
Minority interest								11,690	11,690
Balance at December 31, 2003	13,023,818	888,733	3,171,732	29,872,432	(14,986,931)	(1,023,985)	2,423,024	41,709	33,410,532
Resolutions adopted by stockholders									
Appropriation of net income of year ended December 31, 2003 to retained earnings and increase in reserve for the repurchase of Company's shares			**82,784**	**2,340,240**			**(2,423,024)**		
Dividends declared as per board of directors' meeting held on April 14, 2004				**(931,612)**					**(931,612)**
Comprehensive income (Note 22)									
Adjustment to net income of subsidiaries of year ended December 31, 2003				**(111)**					**(111)**
Net income							**5,370,606**		**5,370,606**
Result from holding non-monetary assets derived from valuation of long-term equity investments						**71,933**			**71,933**

Minority interest								6,201	6,201
Balance at December 31, 2004	Ps.13,023,818	Ps. 888,733	Ps.3,254,516	Ps.31,280,949	Ps.(14,986,931)	Ps.(952,052)	Ps.5,370,606	Ps. 47,910	Ps.37,927,549

See accompanying notes.

GRUPO FINANCIERO INBURSA, S.A. DE C.V.

AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

January 1 through December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)
(Notes 1 and 2)

	2004	2003
Operating activities		
Net income	**Ps. 5,370,606**	Ps. 2,423,024
Items not (providing) requiring the use of Company's resources:		
Depreciation and amortization	**161,503**	121,489
Goodwill amortization (Note 15)	**43,177**	36,645
Deferred taxes	**598,018**	242,718
Preventive provisions for credit risks	**1,276,650**	1,187,542
Mark-to-market unrealized gains	**(638,298)**	(1,599,961)
Equity interest in net income of subsidiaries (Note 14)	**(3,907,102)**	(2,060,349)
Discontinued operations, extraordinary items and changes in accounting policies (Note 20)	**(75,985)**	(13,191)
Dividends earned from unconsolidated subsidiaries	**10,341**	-
	2,838,910	337,917
Increase or decrease in items pertaining to operating activities		
(Increase) decrease in loan portfolio	**(9,762,172)**	1,599,390
Increase in treasury transactions	**(9,039,130)**	(1,478,474)
Increase in traditional deposits	**19,956,833**	1,746,069
(Decrease) increase in bank loans	**(2,178,336)**	1,733,953
Other accounts receivable; foreclosed and repossessed property; other assets, deferred charges; other accounts payable and deferred credits	**2,059,270**	(122,593)
Deferred taxes	**(28,674)**	(49,710)
Resources provided by operating activities	**3,846,701**	3,766,552
Financing activities		
Repurchase of Company's shares	**-**	(297,671)
Dividends paid	**(931,612)**	(486,474)
Resources used in financing activities	**(931,612)**	(784,145)
Investing activities		
Sale of (additions to) fixed assets and long-term equity investments	**35,481**	(2,875,560)
Resources provided by (used in) investing activities	**35,481**	(2,875,560)
Net increase in cash and cash equivalents	**2,950,570**	106,847
Cash and cash equivalents at beginning of year	**6,978,172**	6,871,325
Cash and cash equivalents at end of year	**Ps. 9,928,742**	Ps. 6,978,172

See accompanying notes.

GRUPO FINANCIERO INBURSA, S.A. DE C.V.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

1. Description of the Business and Relevant Events

a) Description of the business

Grupo Financiero Inbursa, S.A. de C.V. (the Group) conducts its transactions in conformity with the regulations established in the Law Regulating Financial Groups and the General Rules for the Incorporation and Functioning of Financial Groups, as well as the requirements of the Mexican National Banking and Securities Commission (the CNBV or the Commission). The Group is engaged primarily in acquiring and managing the voting shares issued by companies in the Financial Group. Such shares must represent at least 51% of the paid-in capital of each company.

In conformity with the Law Regulating Financial Groups, the Group is liable alternatively and unconditionally for the liabilities and losses of its subsidiaries.

In conformity with the requirements of the CNBV applicable to Controlling Companies of Financial Groups, the accompanying financial statements include the consolidated financial information.

The Group has no personnel of its own; management and control of operations is effected by means of service agreements entered into with its affiliated companies.

A description of the activities performed by the companies in which the Group is the majority shareholder is as follows:

I. Companies regulated by the CNBV

* Arrendadora Financiera Inbursa, S.A. de C.V. is an auxiliary credit organization that conducts its transactions in conformity with the regulations established in the Auxiliary Credit Organizations and Activities Act and the general regulations imposed by the Commission. The Company is engaged primarily in leasing all types of personal and real property under financial and operating leases, in terms of the Auxiliary Credit Organizations and Activities Act and regulations.

* Banco Inbursa, S.A. is a multiple-type banking institution engaged in providing banking and credit services and acting as a trust company, in terms of the Mexican Credit Institutions Act.

* Inversora Bursátil, S.A. de C.V. acts primarily as an intermediary in the trading of securities and currencies in terms of the Securities Trading Act.

* Operadora Inbursa de Sociedades de Inversión, S.A. de C.V. conducts its transactions in conformity with the Mexican Investment Funds Act, the Mexican Corporations Act and the general regulations imposed by the Commission. The Company is engaged primarily in providing administrative and stock distribution and repurchasing services, as well as administering the portfolios of the investment funds it manages.

II. Companies regulated by the Mexican National Insurance and Bonding Commission (CNSF)

* Seguros Inbursa, S.A. is engaged in selling fire, automobile, maritime transportation, civil and professional liability, crop, sundry, individual, group and collective life, accident and health insurance. The Company is also authorized to engage in reinsurance and rebonding business.

* Fianzas Guardiana Inbursa, S.A. is duly authorized by the Mexican government to guarantee, for a fee, the fulfillment of contracted financial obligations of individuals or corporate entities to other individuals or corporate entities, public or private. The Company is also liable for the payment of claims arising under bonds extended.

* Pensiones Inbursa, S.A. is engaged in life insurance activities that involve exclusively the handling of pension insurance derived from social security legislation. The Company is also authorized to engage in reinsurance, co-insurance and counter-insurance business.

III. Other companies

* Out Sourcing Inburnet, S.A. de C.V. is engaged in providing professional, administrative, accounting, information technology and management services exclusively to its affiliated companies.

* Asesoría Especializada Inburnet, S.A. de C.V. provides promotional services for the sale of financial products offered exclusively by companies in the Group.

b) Relevant events

During 2004, the Group's operations were affected by the following relevant events:

i) New requirements related to money laundering

In 2004, changes were made to regulations related to money laundering that specifically address the issue on preventing the financing of terrorism and that broaden the powers of the Ministry of Finance and Public Credit (SHCP) to establish provisions of general application for financial intermediaries to prevent such illicit activities. Highlights of the new provisions are as follows: i) requires financial institutions to identify and report unusual or alarming transactions; ii) broadens the guidelines for identifying customers; iii) requires customers to be classified by risk grade; iv) requires financial institutions to establish a communications and control committee and a compliance officer position.

ii) Collateralized repurchase agreements

As of October 2004, financial institutions began to carry out collateralized repurchase agreements whereby the seller is obligated to provide a guarantee on fluctuations in the value of repurchased securities for those agreements with terms of more than three business days.

iii) Rules for the grading of loan portfolios of multiple-type banking institutions

As of December 1, 2004, new rules went into force related to the methodology for the grading of the loan portfolio that broaden the risk ranges into which the different types of loans the Bank extends are classified.

iv) **New accounting pronouncements**

New accounting pronouncements issued by the Mexican Institute of Public Accountants (IMCP) went into effect as of January 1, 2004. Such pronouncements, as they apply to stockbrokerage firms, are as follows:

- Mexican accounting Bulletin C-12, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,* defines the basic differences between liabilities and equity. Bulletin C-12 also establishes the rules for classifying and valuing the initial recognition of the components of liabilities and equity of combined financial instruments. The recognition and subsequent valuation of the components of liabilities and equity of financial instruments is subject to the requirements of previously issued bulletins.

- Mexican accounting Bulletin C-15, *Accounting for the Impairment or Disposal of Long-Lived Assets,* defines the rules for the computation and recognition of losses derived from the impairment and the reversal of such assets, of long-lived assets and certain identifiable tangibles and intangibles, which includes goodwill.

- In May 2004, the IMCP issued Mexican accounting Bulletin B-7, *Business Acquisitions.* The observance of Bulletin B-7 is compulsory for fiscal years beginning on or after January 1, 2005, although earlier observance is recommended. Bulletin B-7 addresses the financial accounting and reporting for business and entity acquisitions and requires that all business combinations be accounted for using the purchase method. Bulletin B-7 also eliminates the option of amortizing goodwill and provides specific rules related to the acquisition of minority interest and these types of transactions between entities under common control.

The Group's management has concluded that the adoption of these new accounting bulletins will not have a material effect on the Group's financial position or on its results of operations.

v) **Provisions of general application for broker dealers**

On September 6, 2004, the Commission issued provisions of general application for broker dealers (sole circular) with the aim of updating and compiling into one circular the provisions contained in its Series 10 circulars, with the exception of those circulars that were issued in conjunction with the Banco de México (BANIXCO.) The new provision related to internal control and risk management, among others, will take effect gradually and must be fully implemented by 2007.

vi) **Dynamic solvency testing (minimum guarantee capital)**

In conformity with the rules issued by the CNSF, insurance companies are required to assess their capital adequacy in relation to their minimum guarantee capital requirement to identify possible risks that might affect their financial position under several operating scenarios. The dynamic solvency testing should be performed by an actuary, whose report must be presented to the Commission prior to July 31, 2005.

vii) **Provisions that include new rules to be observed by the external auditors of non-bank banks, auxiliary credit organizations and money exchange houses.**

On June 28, 2004, new requirements related to reports and communications were issued in the *Official Gazette* for the purpose of establishing the following: homologation of reports and opinions issued by external auditors, on consolidated financial statements issued by multiple-type banking institutions, specifying the contents and scope of the information contained in audit reports and ensuring the independence of external auditors during the course of their work.

2. Accounting Policies and Practices

The financial statements of the Group are prepared on the basis of the accounting criteria established by the CNBV, which include specific rules with respect to the recording, valuation, presentation and disclosure of the Group's financial information. Also, in preparation of financial statements are considered the guidelines of generally accepted accounting principles in Mexico (Mexican GAAP), issued by the Mexican Institute of Public Accountants.

When reviewing the financial statements, the CNBV has, within its inspection and supervisory powers, the right to demand those modifications and corrections that it considers necessary prior to the publication of such statements.

In certain instances the accounting criteria used in the preparation of financial statements are at variance with Mexican GAAP as applicable to unregulated entities. The main differences are as follows:

i) Premiums receivable and payable on repurchase agreements are recorded at their present value, not based on the accrual method.

ii) The non-consolidation of the financial statements of subsidiaries classified as investment funds, those subsidiaries regulated by the CNSF and subsidiaries that do not belong to the financial sector.

iii) The effect of the change in tax rates used to compute deferred taxes is presented in the statement of income as an extraordinary item and not as part of the caption Deferred taxes (Banco Inbursa and subsidiaries).

iv) Companies are not required to eliminate intercompany transactions when using the equity method recognized by the holding company.

The most important accounting rules and criteria observed by the Group and its subsidiaries in the preparation of its consolidated financial statements are described below:

a) Consolidation of the financial statements

The Group is required to consolidate the financial information of those entities of which it holds more than 50% of the voting shares (Note 3), with the exception of its investments in companies regulated by the CNSF, which, in conformity with CNBV regulations, are recognized using the equity method.

The financial statements are prepared based on the grouping of accounts required by the CNBV for financial groups.

Important intercompany balances and transactions have been eliminated in the consolidation, except for those carried out between companies in the insurance and bonding sector, as well as those related to investment funds (SINCA Inbursa, S.A. de C.V.) As specified by the CNBV, transactions conducted between the CNSF-regulated subsidiaries and other companies in the Group, have not been eliminated (Note 4).

b) Use of estimates

The preparation of financial statements requires management to make certain estimates to determine the value of certain assets and liabilities. Actual amounts could vary from these estimates.

c) Recognition of the effects of inflation on financial information

The amounts shown in the accompanying financial statements and in these notes are expressed in Mexican pesos with purchasing power at December 31, 2004, taking into consideration the value of the Investment Unit (UDI). The amounts shown in the financial statements at December 31, 2003 were restated using the factor 1.054508. The main inflation accounting concepts and procedures are as follows:

- Capital stock, retained earnings and capital reserves.- Capital stock, retained earnings and capital reserves have been restated based on inflation factors as they apply to the value of Investment Units (UDIs). Such balances were restated from the time capital contributions were made or earnings were obtained, through the latest balance sheet date.

- Equity investments in subsidiaries.- Equity investments in subsidiaries are valued based on the equity method. The difference between their restated values based on the value of the UDI is recognized in the caption Result from holding non-monetary assets in stockholders' equity. This caption also includes increases or decreases determined in other stockholders' equity accounts different from the current year gain or loss.

- Non-monetary items.- Non-monetary items different from stockholders' equity (buildings, furniture and equipment, deferred charges) are shown restated based on the value of the UDI, from the date of purchase to the latest balance sheet date.

- Statement of income.- The amounts shown in the statement of income are expressed in constant Mexican pesos, based on the factor obtained by dividing the value of the UDI at the end of the year by the value of the UDI in the month the transactions occurred.

- Monetary position result.- Monetary assets and liabilities give rise to gains and losses due to the diminished purchasing power of the Mexican peso. The effect of inflation on the average monetary position of the Group and its subsidiaries is included each month in the statement of income. An analysis of the principal average annual amounts of monetary assets and liabilities considered in determining the monetary position result for the year ended December 31, 2004 is as follows:

	2004		
	Average amount	Effect on financial margin	Effect on other expenses
Assets			
Cash and cash equivalents	Ps. 6,893,570	Ps. 958,277	Ps. 5,935,293
Investments in securities and derivatives	91,596,613	90,073,228	1,523,385
Loan portfolio	47,439,783	46,787,774	652,009
Other assets	62,913,134	58,347,410	4,565,724
	208,843,100	196,166,689	12,676,411
Liabilities			
Deposits	Ps.(37,780,115)	Ps.(37,780,115)	
Interbank and other borrowings	(3,938,439)	(3,938,439)	
Securities and derivatives	(141,622,737)	(138,040,610)	Ps.(3,582,127)
Other accounts payable	(6,548,417)		(6,548,417)
	(189,889,708)	(179,759,164)	(10,130,544)
Net long position	Ps. 18,953,392	Ps. 16,407,525	Ps. 2,545,867
Net monetary position	Ps. 1,032,960	Ps. 894,210	Ps. 138,750
Net monetary position in other subsidiaries	148,899	108,438	40,461
Total monetary position result	Ps. 1,181,859	Ps. 1,002,648	Ps. 179,211

- Excess or deficit from restatement of stockholders' equity.- This represents the accumulated monetary position gain or loss determined at the time the effects of inflation were first recognized.

- Accumulated result from holding non-monetary assets.- The result from holding non-monetary assets represents the increase in the specific value of non-monetary assets over or under the increase in the value of such assets as measured solely by inflation.

d) Assets and liabilities in investment units ("UDIS")

BANXICO has authorized banks to denominate in UDIS deposits, loans, bank bonds, subordinated debentures, banker's acceptances, bank guaranteed commercial paper, and liabilities represented by interbank transactions, credits and investments in securities.

UDI denominated assets and liabilities are presented in the balance sheet at their Mexican peso value disclosed by BANXICO at the balance sheet date. The value of the UDI at December 31, 2004 and 2003 was Ps. 3.534716 and Ps. 3.352003, respectively.

e) Foreign currency transactions

- Buying and selling of foreign currency

Transactions involving the buying and selling of foreign currency are recorded at the contracted price. In the case of the buying or selling of foreign currency, where it is agreed that settlement shall be a maximum of two bank-working days after trade date, such currency is recorded as a restricted liquid asset and a liquid asset disbursement, respectively.

- Foreign currency denominated assets and liabilities

Foreign currency denominated assets and liabilities are recorded at the prevailing exchange rate on the day of the related transaction and are translated using the exchange rate of the date of the financial statements, as published by BANXICO on the immediately following bank-working day. Exchange differences are charged or credited to results of operations.

f) Investments in securities

Investments in securities include debt instruments and shares. They are classified based on management's intentions with regard to each investment at the time of purchase. Each classification includes specific rules with respect to the way the investment is recorded, valued and presented in the financial statements, as shown below:

- **Securities for trading**

These instruments are acquired for the purpose of obtaining gains on returns and/or their changes in market value. These investments are initially recorded at cost, plus returns, which in the case of debt instruments, interest is determined using the real interest or straight-line method, and is credited to income as it accrues. Instruments for trading are valued using the restated prices provided by a price supplier and the related gain or loss is credited or charged to operations. The transfer of this type of instrument to Available for sale requires express authorization from the CNBV.

- **Securities available for sale**

They refer to cash surplus investments, which are not intended for trading or to be held to maturity. These investments are initially recorded at cost, plus returns, in the case of debt instruments, interest is determined using the real interest or straight-line method, added to the cost, and credited to income as it accrues. Such securities are valued using the restated prices provided by a price supplier and the related gain or loss is credited or charged to stockholders' equity. At the maturity date or at the time the instruments are sold, the difference between the selling price and their carrying value is recognized in the results of the year. The mark-to-market adjustment of instruments available for sale reflected in stockholders' equity is reversed against results of operations as a realized gain or loss.

- **Securities held to maturity**

Investments in debt instruments with determined payments due over a period of more than 90 days. Such debt instruments are acquired by the Group or its subsidiaries with the intention of holding them to maturity and valued at cost. Returns are credited to income using the accrual method. The transfer of instruments to this category requires the express authorization of the CNBV.

- **Dividends**

Stock dividends received are recorded recognizing the increase or decrease in the number of shares held and, at the same time, the average unit purchase cost of the shares. This is the same as assigning a zero value to the stock dividend received.

Cash dividends received are recorded by decreasing the value of the related equity investment.

g) Repurchase agreements

In security repurchase agreements, a portion is recorded as an asset and the other portion as a liability, in both memoranda and balance sheet accounts.

At the end of each month securities to be received and to be delivered under repurchase agreements are valued at their fair value based on prices provided by a price supplier. Accounts receivable and payable under security repurchase agreements are valued at the present value of the price at maturity (the contracted price plus the related premium), based on the rate of return on similar securities, whose maturity is equal to the remaining period of the repurchase agreement. The related gain or loss on valuation is included as part of the caption Intermediation income.

In conformity with Commission requirements, the net debit and credit balances shown in the balance sheets correspond to individual offsetting of the asset and liability positions for each transaction.

Repurchase transactions with collateral must have maturities of more than three business days. Guarantees received in repurchase transactions in which the Company acts as buyer are recorded in memoranda accounts. For transactions in which the Company acts as seller, delivered securities are reclassified to the caption (Company) Securities to be delivered under security repurchase agreement.

At December 31, 2004, for transactions in which the consolidated companies act as buyers, it is not required to provide guarantees, since the risk limits established with other intermediaries have not been exceeded.

h) Derivatives

Derivatives are recorded at the contracted price and are valued using the applicable accounting criteria based on their classification as either for trading or hedging. Highlights of the accounting treatment used for each agreement are as follows:

- **Forwards for trading**

The position in forwards for trading is recognized as an asset and a liability at the initially contracted price multiplied by the notional amount. The net balance (position) is presented in the caption Securities and derivatives.

The valuation effect resulting from the difference between the contracted price and the fair value is recognized in results of operations as an unrealized gain or loss. The fair value of forwards is obtained based on interest rate parity models.

- **Futures for trading**

The position in futures for trading is recognized as an asset and a liability at the initially contracted price multiplied by the notional amount. The net balance (position) is presented in cash and cash equivalents, together with the guarantees provided (margin).

Fluctuations in futures transactions are recognized in results of operations. The fair value is obtained based on the related price quotations in the markets where futures are traded: the Chicago Mercantile Exchange (CME) and the Mexican Derivatives Market (MexDer).

- **Forwards and futures for hedging**

In the case of forwards and futures for hedging, the asset or liability position (buying or selling) is recorded at the initial spot price multiplied by the number of units of the underlying asset, which is valued at its fair value, using the same valuation methods or techniques as those used for the primary hedged position, recognizing this effect in results of operations. The counter or offsetting asset or liability account is valued at the contracted price. In addition, the difference between the initial spot price and the counter-account is recognized as a deferred charge or credit, using the straight-line method during the effective term of the agreement.

For classification purposes, the Group offsets the asset and liability positions, presenting the net result together with the principal position.

- **Swaps**

Swaps for trading and for hedging are recorded at the initially contracted price.

Swaps for trading are valued at their fair value, which represents the present value of anticipated future cash flows to be received and to be delivered, which are projected based on the applicable implicit future rates, discounted by the prevailing market interest rates at the date of valuation. The determined result of this valuation is recognized in results of operations as an unrealized gain or loss.

In the case of swaps used as hedges, both the portion recognized as an asset (flows to be received) and the portion recorded as a liability (flows to be delivered) are valued using the same method as the one used to value the assets and liabilities that are being hedged. The effect of the valuation is recognized in the statement of income as an unrealized gain or loss.

i) Clearing accounts

Clearing account balances refer to the buying and selling of securities pending settlement.

With respect to transactions involving the buying and selling of foreign currency that are not paid for immediately in cash or where settlement is not on a same-day basis, the related amount receivable or payable is recorded in Mexican pesos in a clearing account, until the respective payment is made. The net amount of debit and credit balances in clearing accounts is included as part of the caption Other accounts receivable and Sundry creditors, respectively, in the balance sheet

j) Loan portfolio and interest earned

Loans granted are recorded as an asset as of the date on which resources are used by the borrower. When payments of principal or accrued interest are not made at the time they are due, the aggregate amount of principal and interest is transferred to the past-due portfolio a) on the day immediately following the non-performance, or b) when the Group has knowledge that the borrower has been declared bankrupt.

Interest on performing loans is credited to income as it accrues, irrespective of the payment date. The recognition of interest is suspended at the time the loan is transferred to the past-due portfolio. Ordinary uncollected interest included in the past-due portfolio is not considered in grading the credit risk since such interest is reserved in full.

k) Capital and Operating Leases

- **Capital lease**

Financial leases are accounted for in the portfolio at their underlying amounts. Unaccrued financial income is recorded as a deferred credit.

Guaranty deposits made by customers under capital leases are recorded in Other accounts payable, against which last rental payments are applied. Guaranty deposits are only recognized as revenue for the Group once the leases have expired and when the purchase option has been exercised.

- **Operating lease**

All transactions not classified as capital leases are controlled in memoranda accounts. All rental income under such leases is recognized in the portfolio and is recorded under the caption Accounts receivable using the accrual method. All assets subject to operating leases are recorded as fixed assets.

l) Preventive provision for credit risks

The Ministry of Finance and Public Credit (SHCP) establishes the rules for loan portfolio grading. The Bank sets up the preventive provision for credit risks based on the qualitative and quantitative factors included in the specific methodologies prescribed by the CNBV for each type of credit.

Loans are written off when collection is deemed to be practically impossible. The collection of loans that have previously been written off is recognized through the preventive provision for credit risks.

m) Foreclosed and repossessed property or property received as payment in kind

Foreclosed and repossessed property is recorded at the lower of either the court-awarded value established in the foreclosure or repossession proceedings or the net realizable value of the property. Property received as payment in kind is recorded at the lower of the appraised value of the property or the agreed amount. As required by the CNBV, this property is classified as monetary assets.

n) Buildings, furniture and equipment

These captions are recorded initially at cost and then restated based on the value of the UDI. Maintenance and repairs are expensed as incurred.

Depreciation is computed on the restated value of the related assets using the straight-line method, at the applicable tax rates.

o) Long-term equity investment

Equity investments in subsidiaries that as prescribed by the CNBV are not subject to consolidation and other long-term equity investments are recorded initially at acquisition cost and valued at their net carrying value using the equity method, which consists of recognizing the Group's equity, after purchase, in current year results of operations and other stockholders' equity accounts in the financial statements of the investees. The difference between the historical value of the investment restated based on the UDI and the value obtained by using the equity method is recognized in the stockholders' equity caption Result from holding non-monetary assets (Note 14).

In those cases where the Group has no significant equity interest, shares are valued at cost and restated based on the value of the UDI. If there is evidence that the realizable value is less than cost, the value of the original investment is written off.

Cash dividends paid by the companies are recorded net of the value of the related equity investment.

p) Goodwill

Goodwill represents the excess purchase price of shares of subsidiaries over the book value of the shares acquired. Goodwill is being amortized using the straight-line method being amortized over a period of up to 5 years (Note 15).

q) Deferred charges

Deferred charges are recorded at acquisition cost and are restated based on the value of the UDI and amortized at the annual rate of 5% (Note 15).

r) Deposits and borrowings

Liabilities in the form of deposits and borrowings (checking accounts, notes with interest payable at maturity (PRLVs), issue of bank paper, time deposits, and borrowings from domestic and foreign banks) are accounted for at the underlying amount of the liability. Accrued interest is charged to income using the accrual method at the agreed rate.

Interbank call money transactions, whose repayment period may not exceed three days, are included as part of the caption Demand deposits.

s) Interbank loans (Call money)

Interbank loans obtained are recorded on trade date, for the confirmed amounts. Accrued interest is charged to income, using the accrual method. In conformity with the established terms of interbank call money transactions, the repayment period may not exceed three days.

t) Deferred taxes

Deferred taxes are determined on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the related asset or liability is expected to be realized. Deferred taxes are computed on tax losses to be carried forward. The current year effect is recognized in the statement of income and the cumulative effect is presented as an asset or liability (Note 20).

The effects derived from the change in tax rates must be presented in the statement of income as an extraordinary item.

u) Recognition of interest

Interest on performing loans is recognized and credited to income using the accrual method. Late interest on past-due loans is credited to income at the time the interest is actually collected. Interest on financial instruments is credited to income using the accrual method.

Interest on liabilities is charged to income using the accrual method, irrespective of the date on which it is due and payable.

v) Commission income and expense

Commissions collected and paid are credited and charged, respectively, to income of the year in which the commissions are determined. Commissions are independent of the interest rate charged or paid.

w) Intermediation income

Intermediation income is mainly derived from mark-to-market valuations of securities, instruments to be received or to be delivered under repurchase agreements, derivatives and foreign currency, as well as the purchase-sale of securities and derivatives for trading, and foreign currency.

x) Impairment in the value of long-lived assets

Starting in 2004, the Group and its subsidiaries adopted the requirements of Mexican accounting Bulletin C-15, *Accounting for the Impairment or Disposal of Long-Lived Assets*, issued by the Mexican Institute of Public Accountants. Bulletin C-15 defines the rules for computing and recognizing losses derived from the impairment of assets and their reversal, including goodwill. An impairment loss should be determined based on the recovery value of the related asset, which is defined as the difference between the asset's net selling price and its carrying amount. The difference between the carrying value and recovery value is recognized as a loss. An impairment loss is recognized if the net carrying amount of the asset exceeds the recovery value.

At December 31, 2004, the Group and its subsidiaries have yet to quantify what effects the adoption of this new accounting pronouncement will have on its long-lived assets.

y) Contingent liabilities and commitments

Contingency effects are recorded whenever there is reasonable evidence that the probability of an event related to the contingency will materialize, provided that such event is quantifiable. Otherwise, such event will only be disclosed qualitatively in the notes to the financial statements.

z) Income from commissions derived from the management of retirement savings system resources

Afore Inbursa, S.A. de C.V. charges a 0.5% cash flow commission and a 0.5% annual commission on the daily balance of each affiliate's accumulated contributions. Commissions are provided for on a daily basis and the accumulated balance is obtained at the end of each month. Cash flow commissions are recognized at the time worker contributions are received.

aa) Equity interest in net income of subsidiaries

This caption represents the equity method applied to long-term investments in shares of companies not subject to consolidation.

ab) Labor obligations

- **Termination payments**

Under Mexican Labor Law, the Group is liable for termination benefits accruing to employees who are dismissed in certain circumstances. It is the practice to charge termination payments to costs and expenses of the year in which the decision to dismiss an employee is made.

- **Retirement pension fund and seniority premiums**

Under Mexican Labor Law, in the case of Group companies which have employees of their own, employees who resign after fifteen or more years of service, as well as those who are dismissed in certain circumstances or who die before such time, are entitled to a seniority premium.

The Group has provided for this liability at December 31, 2004 and 2003 based on actuarial computations.

ac) Memoranda accounts

The Group records and controls in Memoranda accounts its own securities and those owned by customers. For purposes of presentation in the financial statements, such securities are valued at prices disclosed by a price supplier.

3. Consolidation of Subsidiaries

The Group is required to consolidate the financial information of all its subsidiaries in the financial sector, as well as the subsidiaries that provide supplementary or ancillary services. CNBV requirements establish that long-term equity investments in insurance and bonding companies are to be valued using the equity method and, accordingly, they are not subject to consolidation. The Group is a major stockholder in the following companies:

	% equity interest	
	2004	2003
Arrendadora Financiera Inbursa, S.A. de C.V.	**99.9999**	99.9999
Asesoría Especializada Inburnet, S.A. de C.V.	**99.9993**	99.9993
Banco Inbursa, S.A.	**99.9996**	99.9996
Fianzas Guardiana Inbursa, S.A.	**99.9999**	99.9999
Inversora Bursátil, S.A. de C.V., Casa de Bolsa	**99.9956**	99.9956
Pensiones Inbursa, S.A.	**99.9999**	99.9999
Operadora Inbursa de Sociedades de Inversión, S.A. de C.V.	**99.9985**	99.9985
Out Sourcing Inburnet, S.A. de C.V.	**99.9980**	99.9980
Seguros Inbursa, S.A.	**99.9999**	99.9999

Highlights of the financial information of consolidated subsidiaries at December 31, 2004 and 2003 are as follows:

	2004			
	Total assets	Total liabilities	Stockholders' equity	Net income
Arrendadora Financiera Inbursa	Ps. 127,976	Ps. 71,815	Ps. 56,161	Ps. 9,716
Asesoría Especializada Inburnet	3,257	1,374	1,883	1,167
Banco Inbursa	87,187,211	63,939,106	23,248,105	1,313,473
Inversora Bursátil	1,285,810	177,855	1,107,955	347,678
Operadora Inbursa	530,255	44,808	485,447	168,711
Out Sourcing Inburnet	23,159	6,200	16,959	3,331
	Ps.89,157,668	Ps. 64,241,158	Ps.24,916,510	Ps. 1,844,076

	2003			
	Total assets	Total liabilities	Stockholders' equity	Net income
Arrendadora Financiera Inbursa	Ps. 155,618	Ps. 106,434	Ps. 49,184	Ps. 6,279
Asesoría Especializada Inburnet	1,866	1,039	827	632
Banco Inbursa	63,767,493	41,827,505	21,939,988	550,559
Inversora Bursátil	1,085,526	198,775	886,751	170,798
Operadora Inbursa	430,908	18,947	411,961	155,816
Out Sourcing Inburnet	22,061	8,434	13,627	2,832
	Ps.65,463,472	Ps.42,161,134	Ps.23,302,238	Ps. 886,916

Highlights of the unconsolidated financial information of CNSF-regulated subsidiaries at December 31, 2004 and 2003 are as follows:

	2004			
	Seguros Inbursa	Fianzas Guardiana	Pensiones Inbursa	Total
Investments in securities	Ps. 15,159,051	Ps. 1,013,457	Ps. 22,136,244	Ps. 38,308,752
Debtors	2,181,955	66,273	7,683	2,255,911
Reinsurers and rebonders	620,262	13,865		634,127
Other assets	256,779	61,046	258,351	576,176
Total assets	Ps. 18,218,047	Ps. 1,154,641	Ps. 22,402,278	Ps. 41,774,966
Technical reserves	Ps. 13,096,842	Ps. 205,470	Ps. 12,831,138	Ps. 26,133,450
Reinsurers and rebonders	380,227	10,249		390,476
Other liabilities	2,000,164	117,826	137,205	2,255,195
Total liabilities	Ps. 15,477,233	Ps. 333,545	Ps. 12,968,343	Ps. 28,779,121
Contributed capital	Ps. 956,298	Ps. 141,821	Ps. 5,119,475	Ps. 6,217,594
Accumulated earned capital	1,119,863	446,785	1,679,205	3,245,853
Net income	664,653	232,490	2,635,255	3,532,398
	1,784,516	679,275	4,314,460	6,778,251
Total stockholders' equity	2,740,814	821,096	9,433,935	12,995,845

Total liabilities and stockholders' equity	Ps.	18,218,047	Ps.	1,154,641	Ps.	22,402,278	Ps.	41,774,966

	2003			
	Seguros Inbursa	Fianzas Guardiana	Pensiones Inbursa	Total
Investments in securities	Ps. 12,924,114	Ps. 847,826	Ps. 19,277,872	Ps. 33,049,812
Debtors	2,510,499	37,665	7,665	2,555,829
Reinsurers and rebonders	779,394	15,640		795,034
Other assets	302,420	42,492	202,517	547,429
Total assets	Ps. 16,516,427	Ps. 943,623	Ps. 19,488,054	Ps. 36,948,104
Technical reserves	Ps. 12,124,808	Ps. 212,723	Ps. 12,653,113	Ps. 24,990,644
Reinsurers and rebonders	567,554	15,372	95,524	678,450
Other liabilities	1,753,744	140,590		1,894,334
Total liabilities	Ps. 14,446,106	Ps. 368,685	Ps. 12,748,637	Ps. 27,563,428
Contributed capital	Ps. 958,663	Ps. 142,180	Ps. 5,119,476	Ps. 6,220,319
Accumulated earned capital	940,885	274,225	663,354	1,878,464
Net income	170,773	158,533	956,587	1,285,893
	1,111,658	432,758	1,619,941	3,164,357
Total stockholders' equity	2,070,321	574,938	6,739,417	9,384,676
Total liabilities and stockholders' equity	Ps. 16,516,427	Ps. 943,623	Ps. 19,488,054	Ps. 36,948,104

4. Related Parties

At December 31, 2004 and 2003, the balance of loans made to related parties represents a percentage within the limits established under the Credit Institutions Act. An analysis is as follows:

a) Loan transactions

	2004	2003
Loan transactions (Article 73 and related articles of the Credit Institutions Act)	**Ps. 11,802,079**	Ps. 9,752,131

b) Balances and transactions with companies regulated by the CNBV and that provide supplementary services to the Group

The following balances represent related party transactions, which are included in the Group's assets, liabilities and results of operations. Such balances have not been eliminated in the consolidated financial statements, since the CNBV accounting criteria prohibits the Group from consolidating the financial statements of the subsidiaries with which the Group conducts these transactions (Note 2 iv.y 2a).

Balances	2004	2003
Commissions receivable on investment funds (Note 12)	**Ps. 17,115**	Ps. 15,166
Commissions receivable from Inbursa Siefore (Note 12)	**17,215**	13,622
	Ps. 34,330	Ps. 28,788
Deposits	**Ps. 294,458**	Ps. 569,926

Transactions

Administrative expenses and rentals paid	**Ps. 363,037**	Ps. 300,620

c) Transactions with CNSF-regulated companies

The Group's subsidiaries in the insurance and bonding sector carried out several intercompany transactions in 2004 and 2003, on which they obtained income or incurred expenses. As specified by the CNBV, the financial information of subsidiaries in the insurance and bonding sector is not subject to consolidation. Also, CNBV requirements establish that intercompany transactions must not be eliminated when using the equity method and, consequently, the related balances and transactions have been included in the Group's consolidated financial information. The equity investment in subsidiaries in the insurance and bonding sector has been valued using the equity method and are included in the statement of income under the caption Equity interest in net income of subsidiaries and associates.

Balances	**Equity interest**	**2004**	2003
Equity investments (short- and long- term)			
SINCA Inbursa (Seguros Inbursa and Patrimonial Inbursa)	**21.8200 %**	**Ps. 459,518**	Ps. 141,975
Promotora Inbursa (Fianzas, Pensiones, Salud and Seguros)	**92.8346 %**	**8,417,143**	6,506,870
Salud Inbursa (Seguros)	**99.9999 %**	**113,293**	91,108
Patrimonial Inbursa (Seguros)	**99.9924 %**	**154,814**	51,638
Autofinanciamiento Inbursa (Promotora and Seguros)	**36.3611 %**	**12,317**	10,655
		Ps. 9,157,085	Ps. 6,802,246

d) Goodwill

- In 2003, Banco Inbursa made capital contributions to a related party (Promotora Inbursa) in excess of its proportional amount of stockholders' equity, giving rise to goodwill in the amount of Ps. 93,726 (Note 15b).

- In 2003, Banco Inbursa acquired from Promotora Inbursa shares of SINCA Inbursa, which gave rise to an increase from 73.7547% to 84.2052% in the Bank's equity interest in SINCA. This purchase generated goodwill for Banco Inbursa of Ps.142,099 (Note 15c).

- In March 2003, SINCA Inbursa sold all of its shares in Televicentro in the amount of Ps. 2,517,757, from which it obtained a gain of Ps. 410,043.

5. Foreign Currency Position

An analysis of the U.S. dollar position at December 31, 2004 and 2003 is as follows:

	U.S. dollars	
	2004	2003
Assets	**3,656,190**	3,203,970
Liabilities	**3,298,971**	1,839,881
Net long position	**357,219**	1,364,089

Exchange rate	**Ps.**	**11.1495**	Ps.	11.2372
				15,329
Restatement				836
Total in Mexican pesos	**Ps.**	**3,983**	Ps.	16,165

At December 31, 2004 and 2003, the exchange rate was Ps. 11.1495 and Ps. 11.2372, respectively, per U.S. dollar. This exchange rate was defined by BANXICO for the settlement of foreign currency denominated liabilities.

In conformity with regulatory requirements established by BANXICO, credit institution must maintain a balanced daily foreign exchange position, both on a combined basis and in each foreign currency. The acceptable combined short or long positions may not exceed 15% of the Bank's net stockholders' equity. This percentage is determined based on the operating position reported to BANXICO, which is different from the book amount due to the derivatives (futures and forwards position).

6. Cash and Cash Equivalents

An analysis of cash and cash equivalents at December 31, 2004 and 2003 is as follows:

		2004		2003
Cash	**Ps.**	**394,849**	Ps .	417,469
Deposits in BANXICO (a)		**4,893,605**		4,426,189
Deposits in domestic and foreign banks		**78,058**		139,575
Demand deposits (b)		**940,431**		136,078
Call money (c)		**874,211**		617,941
24/48 hour futures (d)		**2,531,568**		747,991
Futures margin (e)		**213,725**		486,891
Other liquid assets		**2,295**		6,038
	Ps.	**9,928,742**	Ps.	6,978,172

(a) At December 31, 2004 and 2003, the Group had made the following deposits in BANXICO:

		2004		2003
Current accounts				
U.S. dollar deposits	**Ps.**	**1,672**	Ps.	1,776
Special accounts (1)				
Monetary regulation deposits		**4,871,786**		4,413,921
Accrued interest		**20,147**		10,492
	Ps.	**4,893,605**	Ps.	4,426,189

(1) BANXICO requires banks to make a monetary regulation deposit based on their deposits and borrowings from the public in both Mexican pesos and U.S. dollars. Such deposit is for an indefinite term since the withdrawal date is to be determined by BANXICO. The deposit bears interest at the average 28-day "TIIE" rate on deposits for the same term.

(b) These deposits consist of investments of the liquidity coefficient and treasury surpluses, which are denominated in U.S. dollars. Their equivalent in Mexican pesos is as follows:

	2004		2003	
	Amount	Interest rate	Amount	Interest rate
Foreign credit institutions				
Bank of America	Ps. 14,494	4.92	Ps. 7,109	0.50
Barclay's Bank	356,784	2.50	118,497	0.91
UBS	557,373	2.50		
First Union National Bank			10,344	0.55
Wachovia Bank	11,780	1.80		
Other			128	
	Ps. 940,431		Ps. 136,078	

(c) At December 31, 2004, in a three-day call-money transaction, Ps. 874,000 was assigned to Banorte at an 8.70% interest rate. At December 31, 2003, in a two-day call-money transaction, Ps. 617,837 was assigned to Bancomer at a 6.00% interest rate. Accrued interest at December 31, 2004 and 2003 was Ps. 211 and Ps. 104, respectively.

(d) 24/48-hour currency futures refer to transactions involving the buying and selling of foreign currencies, which are to be settled within a maximum period of two days and whose liquidity is restricted until the date of payment.

(e) The futures margin required to enter into futures contracts in recognized markets is restricted in terms of its liquidity until the underlying transactions have reached their maturity date (Note 9).

7. Investments in Securities

- **Instruments for trading**

	2004			
	Investment	Accrued interest	Unrealized (loss) gain on valuation	Fair value
Mexican Treasury Certificates (CETES)	Ps. 2,565,907	Ps. 13,455	Ps.(1,116)	Ps. 2,578,246
Bansan	962,065	663		962,728
Bonds	13,043	9		13,052
Monetary Regulation Bonds (BREMS)	6,423,455	4,286	299	6,428,040
Bonds	60,250	14	(14)	60,250
Cebur (Udis)	33,784	1,081	3,776	38,641
Shares	979,060		1,265,534	2,244,594
Isic	36,708			36,708
Sovereign debt (1)	2,336,557		314,958	2,651,515
Corporate debt	2,567,305	37,059	114,887	2,719,251
Total	Ps.15,978,134	Ps. 56,567	Ps. 1,698,324	Ps.17,733,025

(1) At December 31, 2004, the Group holds investments in debt instruments issued by the Argentinean government with average maturities of 15 years and at an average 7.43% rate. Such investments represent 14.95% of the Group's total instruments For trading. Other Group companies, not subject to consolidation, have investments in the same type of securities of Ps. 3,470,885.

In November 2004, Group management reclassified Ps. 219,447 interest accrued on its Argentinean bond position to the caption Intermediation income. Such reclassification was derived from a comparison made by the price supplier between the dirty price and clean price of the securities in question.

The Bank and Inmobiliaria maintain MCI bond and share positions, which represent 13% of all the instruments for trading. At December 31, 2004, the bond and share position of this issuer in companies not subject to consolidation is Ps. 742,064.

	2003			
	Investment	Accrued interest	Unrealized gain (loss) on valuation	Fair value
Mexican Treasury Certificates (CETES)	Ps. 323,900	Ps. 774	Ps. (45)	Ps. 324,629
Bank notes	1,555,800	2,047	1,322	1,559,169
Monetary Regulation Bonds (BREMS)	775,337	265	1,144	776,746
Shares	648,633		751,358	1,399,991
Sovereign debt	1,132,394	21,100	51,394	1,204,888
Corporate debt (1)	1,546,669	96,858	733,933	2,377,460
Total	Ps. 5,982,733	Ps. 121,044	Ps. 1,539,106	Ps. 7,642,883

(1) At December 31, 2003, the Group held investments in debt instruments issued by WorldCom with average maturities of 14 years and at average rates of 7.43%. Such investments represent 18% of the Group's total instruments "for trading".

- **Instruments held to maturity**

	2004		
	Investment	**Accrued interest**	**Total**
Banks abroad			
Credit Linked Notes (2)	**Ps. 3,413,932**	**Ps. 31,215**	**Ps. 3,445,147**
Hedging swaps			**(260,780)**
Total			**Ps. 3,184,367**

(2) 65% of Credit linked notes have maturities of six years. The effect of valuation of such instruments is Ps (22,688), which, as required by the CNBV, is presented as a liability in the Derivatives caption (Note 9).

	2003		
	Investment	Accrued interest	Total
Banks abroad			
Credit Linked Notes (3)	Ps. 4,034,945	Ps. 28,824	Ps. 4,063,769
Industrial and commercial debentures	1,450,426	15,066	1,465,492
Total	Ps. 5,485,371	Ps. 43,890	Ps. 5,529,261

(3) 65% of Credit link notes have maturities of seven years. The effect of valuation of such instruments is Ps. 6,246, which, as required by the CNBV, is presented as a liability in the Derivatives caption (Note 9a).

8. Repurchase Agreements (Repos)

a) Analysis

An analysis of repurchase agreements at December 31, 2004 and 2003 is as follows:

	2004		
	Number of securities	**Securities to be received**	**Creditors**
Seller	**15,545,466,055**		
Agreed price		**Ps. 79,750,341**	**Ps. 79,750,341**
Accrued interest on securities		**134,175**	
Effect of valuation of securities		**(105,876)**	
Effect of valuation at present value			**21,721**
Total position		**Ps. 79,778,640**	**Ps. 79,772,062**
Net debit balance			**Ps. 6,578**

	2004		
	Number of securities	**Securities to be delivered**	**Debtors**
Buyer	**1,307,182,844**		
Agreed price		**Ps. 43,498,230**	**Ps. 43,498,230**
Accrued interest on securities		**132,352**	
Effect of valuation of securities		**(110,972)**	
Effect of valuation at present value			**15,111**
Total position		**Ps. 43,519,610**	**Ps. 43,513,341**
Net credit balance			**Ps. 6,269**
Net position (Banco Inbursa and Inversora Bursátil)			**309**
Net position Arrendadora Financiera			**306**
Net consolidated position			**Ps. 615**

At December 31, 2004 and 2003, in conformity with CNBV requirements, the balance sheet shows the net effect of debit and credit balances derived from the individual offsetting of asset and liability positions for each transaction.

	2003		
	Number of securities	Securities to be received	Creditors
Seller	973,860,709		
Agreed price		Ps. 88,631,239	Ps. 88,631,239
Accrued interest on securities		42,799	
Effect of valuation of securities		41,058	
Effect of valuation at present value			86,592
Total position		Ps. 88,715,096	Ps. 88,717,831
Net debit balance			Ps. 2,735

	2003		
	Number of securities	Securities to be delivered	Debtors
Buyer	763,995,836		
Agreed price		Ps .66,616,460	Ps. 66,703,821
Accrued interest on securities		40,006	
Effect of valuation of securities		12,696	
Effect of valuation at present value			(3,646)
Total position		Ps. 66,669,162	Ps. 66,700,175
Net credit balance			Ps. 31,013
Net position			Ps. 28,278

b) Reconciliation of debit and credit balances under security repurchase agreements shown in the balance sheet derived from the offsetting of the asset and liability positions

		2004		2003
Debit	Ps.	**20,573**	Ps.	124,707
Credit		**19,958**		96,429
	Ps.	**615**	Ps.	28,278

c) Unrealized gain (loss) of repurchase agreements

At December 31, 2004 and 2003, the net result of the valuation of asset and liability positions under repurchase agreements is recognized in the statement of income in the caption Intermediation income (Note 25).

d) Premiums earned and paid

The total amount of premiums earned and paid under security repurchase agreements is recognized in results of operations in Interest income and Interest expense captions. At December 31, 2004, premiums earned and paid were Ps. 5,237,025 and Ps. 5,329,444, respectively (Ps. 5,590,047 and Ps. 5,674,489 at December 31, 2003) (Note 24).

e) Terms and securities under repurchase agreements

The average term of security repurchase agreements at December 31, 2004 and 2003 was 5 and 6 days, respectively, and the main securities involved in such agreements are as follows:

As seller	As buyer
• Mexican Treasury Certificates (CETES)	• Mexican Treasury Certificates (CETES)
• Mexican government development bonds (BONDES)	• Mexican government development bonds (BONDES)
• Monetary Regulation Bonds (BREMS)	• Monetary Regulation Bonds (BREMS)

9. Derivatives

a) Analysis of derivatives

At December 31, 2004 and 2003, the current position of this caption is as follows:

		2004		2003
i) Futures				
Currency buying (selling) position (trading)				
Foreign currency to be delivered	**Ps.**	**17,440,939**	Ps.(	179,969)
Less:				
Foreign currency to be received (translated to pesos)		**(17,440,939)**		179,969
Net futures position		**-**		-
ii) Forwards				
Currency buying position (trading)				
U.S. dollars to be received (translated to pesos)		**2,732,716**		1,340,969
Unrealized (loss) gain on valuation		**(19,968)**		23,865
Less:				
Pesos to be delivered (Note 9b)		**(2,732,716)**	(	1,340,969)
		(19,968)		23,865

	2004	2003
Currency selling position (trading)		
U.S. dollars to be delivered (translated to pesos)	(26,605,031)	(2,316,996)
Unrealized gain (loss)	53,710	(38,545)
Less:		
Pesos to be received (Note 9b)	26,605,031	2,316,996
	53,710	(38,545)
Currency buying position (hedging)		
U.S. dollars to be received (translated to pesos)	Ps. 22,205,100	Ps. 11,250,667
Unrealized loss	(197,000)	(10,372)
Less:		
Pesos to be delivered (Note 9b)	(22,272,797)	(11,291,303)
	(264,697)	(51,008)
Currency selling position (hedging)		
U.S. dollars to be delivered (translated to pesos)	(6,208,252)	(18,409,795)
Unrealized gain (loss)	90,581	(316,718)
Pesos to be received (Note 9b)	6,256,845	18,820,574
	139,174	94,061
Total net forwards position	Ps.(91,781)	Ps. 28,373
iii) Swaps		
Trading position		
Interest rate swaps		
Valuation of variable portion	Ps. 15,181,470	Ps. 15,196,326
Interest	101,699	80,726
Valuation of fixed portion	(14,344,337)	(15,106,304)
Interest	(98,106)	(88,538)
	840,726	82,210
Currency swaps		
Long principal position	11,013,582	7,320,035
Valuation	44,894	657,973
Effect of translation of valuation		(540,688)
Interest	120,258	93,327
Short principal position	(11,287,888)	(8,348,863)
Valuation	193,758	(205,014)
Interest	(100,550)	(76,018)
	(15,946)	(1,099,248)
Hedging position		
Interest rate swaps		
Variable portion of cash flow	27,941	-
Fixed portion of cash flow	(28,338)	-
	(397)	-
Currency swaps		
Variable portion of currency swaps	17,676,165	1,405,029
Variable portion valuation	434,746	
Interest	56,270	4,407
Fixed portion of currency swaps	(18,482,463)	
Fixed portion valuation	(380,090)	(1,651,252)
Interest	(45,824)	(12,865)
	(741,196)	(254,681)
Net swap position	Ps. 83,187	Ps.(1,271,719)

	2004	2003
iv) Credit Linked Notes (Note 7)	**Ps.(22,688)**	Ps.(6,246)
Total derivative position	**(31,282)**	(1,249,592)
Offsetting to primary position		
Investments in Credit Link securities	**260,780**	
Loan portfolio		
Performing	**480,415**	
Past-due	**397**	
	741,592	
Net derivative position	**Ps. 710,310**	Ps.(1,249,592)

The Bank's derivative transactions have inherent liquidity, market, credit and legal risks. The Bank has introduced risk management policies and procedures to reduce its risk exposure.

An analysis of the asset and liability positions for derivatives at December 31, 2004 is as follows:

	Balances		Offsetting	
Derivatives	**Asset**	**Liability**	**Asset**	**Liability**
Description				
Trading				
Currency swaps	Ps. 11,178,734	Ps. 11,194,680	Ps. 176,283	Ps. 192,229
Interest rate swaps U.S. dollar	1,702,868	1,711,189	26,256	34,577
Interest rate swaps Mexican pesos	13,580,301	12,731,254	1,027,193	178,146
Total trading swaps	26,461,903	25,637,123	1,229,732	404,952
Hedging				
Currency swaps	18,167,181	18,908,377		
Interest rate swaps U.S. dollar	27,941	28,338		
Total hedging swaps	18,195,122	18,936,715		
Trading				
Forwards	29,317,778	29,284,037	54,227	20,486
Total forwards	29,317,778	29,284,037	54,227	20,486
Futures				
Total futures	17,440,939	17,440,939		
Options				
Delta Credit Linked value		22,688		22,688
Hedging				
Forwards	28,264,945	28,390,468	139,174	264,697
Total			Ps. 1,423,133	Ps. 712,823

b) Maturities

- **Futures**

At December 31, 2004 and 2003, the position in terms of number of currency and interest rate futures entered into with the Chicago Mercantile Exchange (CME) and the Mexican Derivatives Market (MexDer), respectively, is as follows:

2004		
No. of agreements		
	MexDer	**Maturity**
CME		

Selling	3,740		
			March 05
Buying		**155,950**	**January 05**

	2003		
	No. of agreements		
	CME	MexDer	Maturity
Buying	344		March 04

The restated notional amount of CME and Mexder futures at December 31, 2004 is Ps. 1,846,750 and Ps. 15,594,189, respectively. The restated notional amount of futures at December 31, 2003 is Ps. 181,376. Cash deposits (margin) of Ps. 53,618 and Ps. 21,100, respectively, were made on the purchase of these contracts. Such amounts represent the cash or securities that the Bank must deliver to fulfill its obligations on derivative agreements entered into in recognized markets.

The valuation effect of futures transactions, which for the years ended 2004 and 2003 was Ps. (5,572) and Ps. (811), respectively, is recognized in the statement of income as part of the caption Intermediation loss.

- **Forwards**

2004								
Maturity date		**Amount in U.S. dollars**		**Contracted price**		**Fair value**		**Unrealized (loss) gain**
Buying								
February	05	**330,000,000**	**Ps.**	**3,745,649**	**Ps.**	**3,716,044**	**Ps.**	**(29,605)**
March	05	**1,858,000,000**		**21,236,904**		**21,049,587**		**(187,317)**
June	05	**2,000,000**		**22,960**		**22,914**		**(46)**
		2,190,000,000	**Ps.**	**25,005,513**	**Ps.**	**24,788,545**	**Ps.**	**(216,968)**
Selling								
January	05	**117,500,000**	**Ps.**	**1,350,544**	**Ps.**	**1,323,518**	**Ps.**	**27,026**
February	05	**15,000,000**		**172,887**		**170,254**		**2,633**
March	05	**2,732,500,000**		**31,022,430**		**30,913,010**		**109,420**
May	05	**25,000,000**		**293,025**		**287,888**		**5,137**
June	05	**2,000,000**		**22,990**		**22,915**		**75**
		2,892,000,000	**Ps.**	**32,861,876**	**Ps.**	**32,717,585**		**144,291**
					Net		**Ps.**	**(72,677)**

The forwards in the table above do not include the unrealized gain (loss) on valuation.

2003								
Maturity date		Amount in U.S. dollars		Contracted price		Fair value		Unrealized gain (loss)
Buying								
January	04	**953,500,000**	Ps.	11,315,848	Ps.	11,299,007	Ps. (	16,841)
March	04*	**113,445,000**		1,316,424		1,346,758		30,334
		1,066,945,000	Ps.	12,632,272	Ps.	12,645,765	Ps.	13,493
Selling								
January	04	**128,000,000**	Ps.	1,431,367	Ps.	1,517,375	Ps. (	86,008)
February	04	**370,000,000**		4,294,663		4,384,395	(	89,732)
March	04	**470,000,000**		5,477,390		5,569,368	(	91,978)
March	04**	**195,377,500**		2,267,347		2,319,380	(	52,033)
April	04	**570,000,000**		6,731,666		6,754,339	(	22,673)
May	04	**80,000,000**		935,138		947,977	(	12,839)
		1,813,377,500	Ps.	21,137,571	Ps.	21,492,834	(	355,263)

Net	Ps. (341,770)

* Corresponds to 90,000,000 euros valued at a contracted exchange rate of 1.2605 euros per U.S. dollar.

** Corresponds to 155,000,000 euros valued at a contracted average exchange rate of 1.2605 euros per U.S. dollar.

The unrealized gain or (loss) of forwards, which for the years ended December 31, 2004 and 2003 was Ps. 47,664 and Ps. (55,618), respectively, is recognized in the statement of income as part of the caption Intermediation income.

c) Swaps

At December 31, 2004 and 2003, the Group's swap position for the exchange of cash flows is as follows:

2004

	Underlying amount	Present value of flows to be received	Present value of flows to be delivered	Net valuation	Interest collected	Interest paid	Total
Trading							
Currency swaps peso-dollar	Ps. 9,609,717	Ps. 23,940	Ps. 163,376	Ps. 187,316	Ps. 92,581	Ps.(38,739)	Ps. 241,158
Currency swaps peso-dollar	1,678,171	20,954	30,382	51,336	27,677	(61,811)	17,202
Currency swaps UDIS-dollar							
Interest rate swaps Mexican pesos	23,096,000	13,499,249	(12,649,149)	850,100	81,052	(82,105)	849,047
Interest rate swaps U.S. dollars	9,482,650	1,682,221	(1,695,188)	(12,967)	20,648	(16,001)	(8,320)
	Ps. 43,866,538	Ps. 15,226,364	Ps. (14,150,579)	Ps.1,075,785	Ps. 221,958	Ps.(198,656)	Ps. 1,099,087
Hedging							
Currency swaps	Ps. 17,168,798	Ps. 434,746	Ps.(380,090)	Ps. 54,656	Ps. 51,799	Ps.(45,467)	Ps. 60,988
peso-dollar							
Currency swaps	30,706	30,706	(30,604)	102	16	(12)	106
UDIS-dollar	30,604	30,604	(30,706)	(102)	12	(16)	(106)
dollar-UDIS	1,254,761	1,254,761	1,252,354	2,407	4,444	(329)	6,522
Mxp-UDIS	22,299	27,854	28,203	(349)	87	(135)	(397)
Interest rate swaps U.S. dollar	Ps. 18,507,168	Ps. 1,778,671	Ps. 839,157	Ps. 56,714	Ps. 56,358	Ps.(45,959)	Ps. 67,113
							Ps. 1,166,200

2003

	Underlying amount	Present value of flows to be received	Present value of flows to be delivered	Net valuation	Interest collected	Interest paid	Total
Trading							
Currency swaps peso-dollar	Ps. 20,696,103	Ps. 532,755	Ps. (107,724)	Ps. 425,031	Ps. 82,045	Ps. (49,180)	Ps. 457,896
Currency swaps peso-dollar	1,794,314	132,255	(104,944)	27,311	10,494	(26,743)	11,062
Currency swaps UDIS-dollar	522,839	(7,037)	7,653	616	789	(94)	1,311
Interest rate swaps Mexican pesos	27,926,535	15,166,491	(15,100,473)	66,018	65,785	(83,499)	48,304
Interest rate swaps U.S. dollar	2,879,482	29,836	(5,831)	24,005	14,939	(5,039)	33,905
	Ps. 53,819,273	Ps. 15,854,300	Ps. (15,311,319)	Ps. 542,981	Ps. 174,052	Ps. (164,555)	Ps. 552,47
Hedging							
Currency swaps peso-dollar	Ps. 1,341,794	Ps. 1,341,794	Ps. (1,588,016)	Ps. (246,222)	Ps. 4,380	Ps. (12,841)	Ps. (254,683)
Currency swaps	32,526	32,526	(30,706)	1,820	16	(11)	1,825
Currency swaps dollar-UDIS	30,706	30,706	(32,526)	(1,820)	11	(14)	(1,823)
Interest rate swaps U.S. dollar	Ps. 1,405,026	Ps. 1,405,026	Ps. (1,651,248)	Ps. (246,222)	Ps. 4,407	Ps. (12,866)	(254,681)
							Ps. 297,797

In June 2004, the Bank transferred certain trading swaps in the amount of
US$ 1,204,957,138 to hedging swaps to offset asset and liability positions for commercial loans and securities held to maturity. An analysis of transactions is as follows:

	Commercial portfolio	Securities held to maturity	Total Swaps
Swaps	996,604,197	208,352,941	788,251,256
Hedged position	944,432,819	208,352,941	736,079,878
Unhedged position	52,171,378		52,171,378
U.S. dollar	Ps. 581,685		Ps. 581,685

The unrealized gain or (loss) on the valuation of swaps, which for the years ended 2004 and 2003, was Ps. 605,129 and Ps. 712,920, respectively, is recognized in the statement of income as part of the caption Intermediation income.

10. Loan Portfolio

a) Analysis of the performing and past-due loan portfolio by type of credit

2004

Loans	Performing portfolio Principal	Performing portfolio Interest	Performing portfolio Total	Past-due portfolio Principal	Past-due portfolio Interest	Past-due portfolio Total
Consumer	Ps. 780,082	Ps. 76,285	Ps. 856,367	Ps. 7,057	Ps. 111	Ps. 7,168
Discounts	3,682,174	1,764	3,683,938	1,794		1,794
Unsecured	12,163,923	80,558	12,244,481	112,705	3,618	116,323
Chattel mortgage	609,627	6,651	616,278			
Simple and current account	28,552,671	236,815	28,789,486	200,519	2,050	202,569
Secured by capital assets	27,850	257	28,107			
Home mortgage	566,719	4,241	570,960	8,958	301	9,259
Leases	125,390	142	125,532	872	12	884
Restructured (Note 10c)	7,318,647	32,809	7,351,456			
Rediscounts	951,391	237	951,628			
Total portfolio	Ps. 54,778,474	Ps. 439,759	55,218,233	Ps. 331,905	Ps. 6,092	337,997
Effect of hedging offsetting (Note 9 iv)			(480,414)			(397)
			Ps. 54,737,819			Ps. 337,600

2003

Loans	Performing portfolio Principal	Performing portfolio Interest	Performing portfolio Total	Past-due portfolio Principal	Past-due portfolio Interest	Past-due portfolio Total
Consumer	Ps. 612,137	Ps. 51,068	Ps. 663,205	Ps. 1,474	Ps. 49	Ps. 1,523
Discounts	660,740	7	660,747	16,667		16,667
Unsecured	9,586,677	93,880	9,680,557	33,972	142	34,114
Chattel mortgage	119,762	388	120,150			
Simple and current account	28,478,616	203,009	28,681,625	98,855	695	99,550
Secured by capital assets	37,740	330	38,070			
Home mortgage	89,287	500	89,787	30		30
Leases	137,767	24	137,791			
Restructured (Note 10c)	4,001,226	6,901	4,008,127	41,240	1,471	42,711
Other rolled over	16		16	1,783	160	1,943
Federal government	253		253			
Rediscounts	1,354,345	214	1,354,559	130		130
Total portfolio	Ps. 45,078,566	Ps. 356,321	Ps. 45,434,887	Ps. 194,151	Ps. 2,517	Ps. 196,668

An aged analysis of the past-due loan portfolio at December 31, 2004 and 2003 is as follows:

		2004		2003
1 to 180 days	Ps.	257,603	Ps.	133,084
181 to 365 days		80,394		50,839
1 to 2 years				9,748
More than 2 years				2,997
	Ps.	337,997	Ps.	196,668

b) Analysis of economic environment

The Group performs a monthly analysis of the economic environment in which its borrowers operate, to identify promptly any possible problems, based on CNBV standards, in the performing loan portfolio. At December 31, 2004 and 2003, management has identified the following as the problematic portfolio:

	2004					
	Performing portfolio			Past-due portfolio		
Loans	**Principal**	**Interest**	**Total**	**Principal**	**Interest**	**Total**
Unsecured	Ps. 189,913		Ps. 189,913			
Simple	473,731	Ps. 815	474,546	Ps. 139,842	Ps. 645	Ps. 140,487
Home mortgage				3,168	44	3,212
Restructured	859,392	8,534	867,926	34,570	1,395	35,965
Consumer				1,052	65	1,117
Leases				194	4	198
Total portfolio	Ps. 1,523,036	Ps. 9,349	Ps. 1,532,385	Ps. 178,826	Ps. 2,153	Ps. 180,979

	2003					
	Performing portfolio			Past-due portfolio		
Loans	Principal	Interest	Total	Principal	Interest	Total
Unsecured	Ps. 121,881	Ps. 642	Ps. 122,523	Ps. 15,202	Ps. 76	Ps. 15,278
Discounts				12,946		12,946
Simple	473,805	3,890	477,695	21,754	460	22,214
Home mortgage	808	3	811			
Restructured	113,358	1,072	114,430	39,743	1,771	41,514
Consumer				634	44	678
Leases	6,660		6,660			
Total portfolio	Ps. 716,512	Ps. 5,607	Ps. 722,119	Ps. 90,279	Ps. 2,351	Ps. 92,630

c) Performing and past-due restructured loans

	2004		
	Performing portfolio		
Loans	Principal	**Interest**	**Total**
Consumer	Ps. 2,021,053	Ps. 525	Ps. 2,021,578
Simple with other guarantees	850,000	8,479	858,479
Simple mortgage	1,454,548	2,459	1,457,007
Simple chattel mortgage	293,431	2,174	295,605
Guaranteed simple	887,166	5,588	892,754
Unsecured simple	1,811,731	13,582	1,825,313

Home mortgage	718	2	720
Total	Ps. 7,318,647	Ps. 32,809	Ps. 7,351,456

Loans	2003 Performing portfolio Principal	Interest	Total	Past-due portfolio Principal	Interest	Total
Consumer	Ps. 2,153,416	Ps. 408	Ps. 2,153,824			
Simple with other guarantees		27	125,349			
Simple mortgage		2,768	1,035,158			
Simple chattel mortgage		2,390	327,198			
Guaranteed simple		219	238,797	Ps. 36,225	Ps. 1,463	Ps. 37,688
Unsecured simple		1,068	114,427	230	8	238
Home mortgage		21	13,374	4,785		4,785
Total	Ps. 4,001,226	Ps. 6,901	Ps. 4,008,127	Ps. 41,240	Ps. 1,471	Ps. 42,711

d) Additional guarantees obtained

At December 31, 2004, additional guarantees obtained in restructured loans are as follows:

2004

Type of credit	**Amount**	**Nature of guarantee**
Mexican peso denominated		
Simple mortgage	**Ps. 523,008**	Mortgage and guarantor
Guaranteed simple	**920,018**	Guarantor
Simple other trusts	**900,000**	Trusts
	2,343,026	
U.S. dollar denominated		
Simple chattel mortgage	**6,897,516**	Stocks and bonds and invoices for personal property
Simple mortgage	**1,243,413**	Guarantor and mortgage
	8,140,929	
UDI denominated		
Simple chattel mortgage	**161,836**	Stocks and bonds and guarantor
Simple mortgage	**20,988**	Mortgage
	182,824	
	Ps. 10,666,779	

2003

Type of credit	Amount	Nature of guarantee
Mexican peso denominated		
Simple mortgage	Ps. 1,069,163	Mortgage and guarantor
Guaranteed simpie	239,447	Guarantor
	1,308,610	
U.S. dollar denominated		
Guaranteed simple	56,417	Guarantor
Simple chattel mortgage	108,349	Stocks and bonds and invoices for personal property
Simple mortgage	10,593,551	Guarantor and mortgage
	10,758,317	
UDI denominated		
Simple chattel mortgage	898,837	Stocks and bonds and guarantor

Simple mortgage	1,506	Mortgage
	900,343	
	Ps. 12,967,270	

11. Preventive Provision for Credit Risks

a) Grading criteria

The preventive provision for credit risks at December 31, 2004 was determined based on the results of grading the loan portfolio, applying the following guidelines to balances at December 31, 2004:

- **Commercial loan portfolio**

The creation and grading of the preventive provision for the commercial loan portfolio is based on an evaluation of the credit rating of the debtor and the loan in relation to the amount of guarantees provided, so as to estimate a probable loss. This process is carried out and recorded on a quarterly basis.

- **Mortgage loan portfolio**

The creation and grading of the preventive provision for the mortgage loan portfolio is performed monthly by classifying the portfolio based on lateness of payments, the type of loan, the probability of default on the loans and the ratio of debtor balances to guarantees provided.

- **Consumer loan portfolio**

The creation and grading of the preventive provision for the consumer loan portfolio is performed monthly by classifying the portfolio based on lateness of payments, the type of loan, the probability of default on the loan, as well as on a comparison between the amount of the debt and guarantee the loan.

b) Summary of the overall grading of the loan portfolio

	2004			
Risk		**Amount of liability at December 31**		**Estimated preventive provision**
A	Ps.	2,877,945	Ps.	14,390
A1		18,414,235		89,308
A2		7,214,281		70,001
B		5,368,217		200,222
B2		7,945,439		600,550
B3		11,574,170		1,895,060
C		1,227		552
C1		2,002,757		698,221
C2		148,808		89,277
D		1,625,286		975,706
E		1,721,582		1,721,535
Graded portfolio		58,893,947		6,354,822
Total portfolio	Ps.	58,893,947		6,354,822
	Additional estimate			2,507
	Required provision			6,357,329
	Amount provided for			6,357,329
	Overstatement		Ps.	-

Risk	2003 Amount of liability at December 31		Estimated preventive provision	
A1	Ps.	14,269,438	Ps.	71,497
A2		13,138,116		130,067
B		13,612,940		2,228,065
C1		5,122,205		1,825,095
C2		879,034		351,613
D		207,349		185,647
E		607,402		606,309
Graded portfolio		47,836,484		5,398,293
Excluded portfolio		251		
Total portfolio	Ps.	47,836,735		
	Additional estimate			694
	Required provision			5,398,987
	Amount provided for			5,398,987
	Over or understatement		Ps.	-

An analysis of activity in the preventive provision for credit risks is as follows:

	2004	2003
Balance at January 1	**Ps. 5,398,987**	Ps. 4,214,103
Reversal of restatement of balance of prior year	**(279,076)**	(158,689)
Nominal increase in reserve charged to income	**1,248,801**	1,072,501
Application of bad debts	**(257)**	46,578
Valuation of foreign currency portfolio reserve	**(11,126)**	224,494
Balance at December 31	**Ps 6,357,329**	Ps. 5,398,987

12. Other Accounts Receivable

An analysis of other accounts receivable at December 31, 2004 and 2003 is as follows:

	2004	2003
Commission debtors	**Ps. 2,985**	Ps. 2,594
Commissions receivable (Siefore) (Notes 4 and 14)	**17,215**	13,622
Customers' current accounts		1,037
Commissions from investment funds (Notes 4 and 14)	**17,115**	15,166
Other debtors	**181,673**	186,586
Debtors for settlement of transactions	**2,897,593**	96,861
Dividends and interest coupons (1)		376,088
Prepayments (2)	**65,243**	146,926
	3,181,824	838,880
Reserve for bad debts	**(3,820)**	(15,513)
Other accounts receivable, net	**Ps. 3,178,004**	Ps. 823,367

(1) Correspond to matured WorldCom coupons and Argentinean government bonds.

(2) An analysis of prepayments at December 31, 2004 and 2003 is as follows:

	2004	2003
Income tax prepayments	Ps. **50,860**	Ps. 115,077
Creditable taxes	**14,342**	17,196
Other	**41**	14,653
	Ps. **65,243**	Ps. 146,926

13. Buildings, Furniture and Equipment

An analysis of buildings, furniture and equipment at December 31, 2004 and 2003 is as follows:

	2004	2003
Buildings	Ps. **369,349**	Ps. 360,445
Office furniture and equipment	**365,098**	344,294
Computer equipment	**216,758**	207,041
Machinery and equipment	**105,759**	105,776
Automotive equipment	**82,495**	75,007
Other	**25,831**	28,369
	1,165,290	1,120,932
Accumulated depreciation	**(516,691)**	(415,843)
Buildings, furniture and equipment, net	Ps. **648,599**	Ps. 705,089

Depreciation expense charged to operations of the years ended December 31, 2004 and 2003 was Ps. 109,441 and Ps. 92,540, respectively.

14. Long-term Equity Investment

Equity investments are valued using the equity method based on the latest available financial statements of the investees. An analysis at December 31, 2004 and 2003 is as follows:

2004

Issuer	Amount Dec. 2003	Additions during the year	Equity in net income	Other movements	Amount Dec. 2004
Asociación de Banquerc	Ps. 7,008			Ps. (53)	Ps. 6,955
Bolsa Mexicana de Valc	21,484		Ps. 5,839	(2,207)	25,116
Cebur	13,862		142	(1,009)	12,995
Fianzas Guardiana Inbu	574,938	Ps. (	232,491	24,018	821,096
Impulsora Fondo Méxic	1,734		183	193	2,110
Inbursa Siefore	715,856	41,262	56,579	(37,007)	776,690
Inbursa Siefore Básica 1		4,083			4,083
Mex Der	137			(137)	-
Pensiones Inbursa (1)	6,863,235		2,635,255	(64,554)	9,433,936
Procesar	4,464			283	4,747
Promotora Inbursa (2)	468,270		188,558	(7,157)	649,671
S.D. Indeval	7,740		1,802	(2,835)	6,707
Seguros Inbursa	2,070,320		664,652	5,840	2,740,812
SINCA Inbursa	1,820,103		34,218	31,782	1,886,103
Investment funds	202,874	1,000	84,466	(10,486)	277,854
Other	1,806		2,917	(3,303)	1,420
Total	Ps.12,773,831	Ps.	Ps.3,907,102	Ps. (66,632)	Ps.16,650,295

(1) During 2004, Promotora Inbursa, which is an 86.97%-held subsidiary of Pensiones Inbursa, made equity investments that gave rise to a gain of Ps. 2,588,544, of which Pensiones Inbursa recognized Ps, 2,251,011 in its own results of operations. As a result of such transaction, Promotora recognized deferred taxes of Ps. 776,567.

(2) Corresponds to the Bank's investment in Promotora Inbursa (7.16%). The equity interest in net income of Ps. 188,558, includes Ps. 185,479 of the aforementioned transaction.

2003					
Issuer	Amount Dec. 2002	Additions during the year	Equity in net income (loss)	Other movements	Amount Dec. 2003
Asociación de Banquerc	Ps. 6,953			Ps. 55	Ps. 7,008
Bolsa Mexicana c Valores	18,163	Ps. (	Ps.		21,484
Cebur	14,917	(403)	(652)		13,862
Fianzas Guardiar Inbursa	381,465		158,533	34,940	574,938
Impulsora Fondo Méxic	1,734				1,734
Inbursa Siefore	450,029	225,946	39,881		715,856
Mex Der	49		88		137
Pensiones Inbursa (3)		5,814,680	952,096	96,459	6,863,235
Procesar	4,134		480	(150)	4,464
Promotora Inbursa (4)		202,585	85,182	180,503	468,270
S.D. Indeval	7,140	(1,105)	1,705		7,740
Seguros Inbursa (5)	3,615,765	(1,989,53	409,085	35,009	2,070,320
SINCA Inbursa (6)	3,175,766	(1,651,04	353,194	(57,814)	1,820,103
Investment funds (7)	158,687		54,896	(10,709)	202,874
Technology & Internet	5,290	(5,290)			-
Other	921			885	1,806
Total	Ps.7,841,013	Ps.2,593,291	Ps.	Ps. 279,178	Ps.12,773,831

(3) On March 14, 2003, Seguros Inbursa, S.A., spun off the following assets, liabilities and capital stock to Pensiones Inbursa, S.A.:

	Figures at March 14, 2003
Total assets	Ps. 14,395,153
Total liabilities	12,405,614
Stockholders' equity	1,989,539

- At general extraordinary meetings held on May 9, and July 11, 2003, the stockholders agreed to make capital contributions of Ps. 907,959 (Ps. 840,000 nominal) and Ps. 2,917,182 (Ps. 2,700,000 nominal), respectively.

- The result of the spun-off transactions at March 14, 2003 of Ps. 238,309 should be added to the equity interest in net income of subsidiaries of Ps. 952,096. In conformity with CNSF requirements, the related amount is shown in the statements of income of Seguros Inbursa, as the company spinning off a portion of its business.

(4) The amount included in Other movements consists mainly of the stock premium derived from capitalizations made by several companies in the Group.

(5) The result of the spun-off transactions at March 14, 2003 of Ps. 238,309 should be deducted from the equity interest in net income of subsidiaries of Ps. 409,085. In conformity with CNSF requirements, the related net amount is shown in the statements of income of Pensiones Inbursa, as the company receiving the spun-off business.

(6) On April 21, 2003, the stockholder's of SINCA Inbursa agreed to reduce variable capital through the amortization of 105,747,127 of series "B" shares, 104,981,506 of which were owned by subsidiaries subject to consolidation, which received Ps. 23.443085 per share. Also, during March 2003, the Group, through its subsidiary Banco Inbursa, acquired from Promotora Inbursa 29,217,457 shares in the amount of Ps. 810,048 (Ps. 745,015 nominal). Such purchase generated goodwill of Ps. 142,099 (Note 15 b).

(7) Corresponds to shares representing fixed minimum capital of investment funds held by the Group.

The Group's equity interest in the net income or loss of the investees is recognized in the statement of income. Increases or decreases in other stockholders' equity accounts of the investees, different from the results of operations for the period, are recorded in the caption Result from holding non-monetary assets.

15. Other Assets, Deferred Charges and Intangibles

At December 31, 2004 and 2003, the caption Other assets, deferred charges and intangibles consists of the following:

		2004		2003
Prepaid expenses	**Ps.**	**3,096**		
Software licenses		**270,127**	Ps.	263,785
Pre-operating expenses		**100,619**		100,619
Premium on loan operations (a)		**221,799**		190,009
Goodwill of Promotora Inbursa (b)		**93,726**		93,726
Goodwill of SINCA Inbursa (c)		**141,646**		142,099
Other		**88,831**		92,398
		919,844		882,636
Amortization of software licenses		**(171,878)**		(126,876)
Accumulated amortization of goodwill (d)		**(79,768)**		(73,991)
Amortization of pre-operating expenses		**(81,105)**		(36,645)
		(332,751)		(237,512)
	Ps.	**587,093**	Ps.	645,124

Goodwill is amortized using the straight-line method in terms not exceeding five years.

Amortization charged to results of operations of the years ended December 31, 2004 and 2003 was Ps. 95,239 and Ps. 65,594, respectively.

For 2003

An analysis of the balances identified with clauses a, b, c and d in the table above is as follows:

a) In December 2003, the Group purchased a U.S. dollar-denominated portfolio from a foreign financial institution. The total purchase price was Ps. 689,254. The amount of the related loan was Ps. 473,439 bearing interest at 11.93% over 12 years. Under the related loan agreement, the clients may not make early payments.

b) In February and May 2003, the Group acquired 18,691,095 shares from Promotora Inbursa, S.A. de C.V. (related party). The purchase price of such shares acquired in both months exceeded their book value.

c) In March 2003, the Group acquired 29,217,457 shares of SINCA Inbursa. The purchase price of such shares exceeded their book value.

d) Goodwill is amortized using the straight-line method in terms not exceeding five years. The accumulated amortization of goodwill of Promotora Inbursa and SINCA Inbursa at December 31, 2004 is Ps. 54,626 and Ps. 25,143, respectively (Ps. 24,950 and Ps. 11,696, respectively, in 2003).

16. Traditional Deposits

a) Demand deposits

Checking accounts	Mexican pesos		Foreign currency translated to Mexican pesos		Total	
	2004	2003	**2004**	2003	**2004**	2003
Interest bearing	**Ps. 16,326,886**	Ps. 11,358,391	**Ps. 280,749**	Ps. 129,111	**Ps. 16,607,635**	Ps. 11,487,502
Non-interest bearing	**64,030**	42,748	**16,023**	12,928	**80,053**	55,676
Other	**2,693**	1,461	**-**	-	**2,693**	1,461
Total	**Ps. 16,393,609**	Ps. 11,402,600	**Ps. 296,772**	Ps. 142,039	**Ps. 16,690,381**	Ps. 11,544,639

b) Time deposits

This caption consists of fixed-term deposits, deposits by foreign companies and banks and PRLVs (notes with interest payable at maturity). The interest rate on Mexican peso denominated deposits is tied to the Mexican Treasury Certificate (CETES) discount rate and to the 28-day adjusted interbank rate (TIIE). Returns on foreign currency denominated deposits are tied to the LIBOR rate. Accrued interest is charged to income with a credit to liability accounts.

At December 31, 2004 and 2003, an analysis of time deposits is as follows:

	2004	2003
Fixed-term deposits		
U.S. dollars	**Ps. 587,264**	Ps. 835,931
UDIS	**268,158**	268,395
PRLV		
Placed through the market	**35,433,982**	20,730,022
Placed over the counter	**461,947**	105,912
	Ps. 36,751,351	Ps. 21,940,260

At December 31, 2004 and 2003, deposits maturing in less than one year aggregated Ps. 36,483,193 and Ps. 21,671,865, respectively.

17. Interbank and Other Borrowings

This caption consists primarily of borrowings from financial institutions and government entities at current market interest rates. Interest is charged to income with a credit to liability accounts.

a) Demand

At December 31, 2003, the Group had two-day Call money transactions with Scotia Bank in the amount of Ps. 1,582,033 at a rate of 6.15%. At December 31, 2003, interest was Ps. 270.

b) Short- and long-term

At December 31, 2004 and 2003, an analysis is as follows:

	2004			2003		
	Principal	**Interest**	**Total**	Principal	Interest	Total
Translated foreign currency borrowings						
Short term						
Cobank ACB	**Ps. 282,004**	**Ps. 1,348**	**Ps. 283,352**	Ps. 329,187	Ps. 1,243	Ps. 330,430
BBVA Bancomer	**156,093**	**329**	**156,422**	675,434	223	675,657
Banco Nacional de Comercio Exterior SNC				355,492	116	355,608
Other	**6,891**	**437**	**7,328**	50,767	172	50,939
	444,988	**2,114**	**447,102**	1,410,880	1,754	1,412,634
Translated foreign currency borrowings						
Long term						
Cobank ACB	**513,139**	**2,016**	**515,155**	592,442	1,747	594,189
Other	**20,972**	**171**	**21,143**	52,527	303	52,830
	534,111	**2,187**	**536,298**	644,969	2,050	647,019
Total in translated foreign currency	**Ps. 979,099**	**Ps. 4,301**	**Ps. 983,400**	Ps. 2,055,849	Ps. 3,804	Ps. 2,059,653
Mexican pesos borrowings						
Short term	**Ps. 872,537**	**Ps. 6,622**	**Ps. 879,159**	Ps. 217,221		Ps. 217,221
NAFIN				53		53
Other				217,274		217,274
Long term	**951,454**		**951,454**	1,132,729	Ps. 663	1,133,392
Discounted portfolio (FIRA)	**1,823,991**	**6,622**	**1,830,613**	1,350,003	663	1,350,666
Total in Mexican pesos	**Ps.2,803,090**	**Ps.10,923**	**Ps.2,814,013**	Ps. 3,405,852	Ps. 4,467	Ps. 3,410,319

18. Income Tax, Asset Tax and Employee Profit Sharing

a) Income tax

The Financial Group's book income and taxable income are not the same due to: (i) permanent differences derived from the treatment of such items as the equity interest in net income of subsidiaries and associates, the annual effect of inflation and non-deductible expenses, and (ii) temporary differences in the recognition of income and expenses for financial and tax reporting purposes, such as the valuation of investments in securities, accrued present value premiums on security repurchase agreements, and certain provisions. Deferred taxes are recognized on temporary differences for financial and tax reporting purposes of the Group and its subsidiaries (Note 20).

An analysis of current year income tax and employee profit sharing as shown in the consolidated statement of income at December 31, 2004 and 2003 is as follows:

Taxes of subsidiaries		**2004**		2003
Arrendadora Financiera Inbursa	**Ps.**	**5,987**	Ps.	2,135
Inversora Bursátil, Casa de Bolsa		**134,058**		62,029
Operadora Inbursa		**60,737**		52,958
Banco Inbursa		**54,503**		133,961
Other subsidiaries		**2,869**		2,507
Restatement effect				4,987
Income tax of subsidiaries		**258,154**		258,577
Employee profit sharing of subsidiaries		**-**		1,064
Income tax of previous years		**-**		16,070
	Ps.	**258,154**	Ps.	275,711

Taxes recorded under the caption Banco Inbursa in the amount of Ps. 45,350 and Ps. 9,153 correspond to the subsidiaries Afore Inbursa and Inmobiliaria Inbursa, respectively, in 2004 (Ps. 107,219 and Ps. 26,742, respectively, in 2003).

Income tax and asset tax of the subsidiaries of the Group regulated by the CNSF are recorded in results of operations of such subsidiaries. Therefore, the caption Equity interest in net income of subsidiaries and associates, as shown in the statement of income, is presented net of each subsidiary's taxes. The Group and each of its subsidiaries do not consolidate for tax purposes and, accordingly, file their tax returns on an individual basis.

b) Asset tax

The 1.8% asset tax (which is a minimum income tax) is payable on the average value of assets not subject to financial intermediation (e.g., fixed assets, land, deferred expenses and charges) net of debts incurred to acquire such assets. As a minimum income tax, asset tax is actually payable only to the extent that it exceeds current year income tax.

c) Employee profit sharing

Employee profit sharing is determined basically at 10% of taxable income, excluding the taxable or deductible nature of the annual inflation adjustment. In 2004, Out Sourcing Inburnet, S.A. de C.V. is the only subsidiary subject to consolidation that has personnel of its own. However, the employee profit sharing base is not considered to be material.

19. Sundry Creditors and Other Accounts Payable

At December 31, 2004 and 2003, an analysis of sundry creditors and other accounts payable is as follows:

		2004		2003
Cashier's checks	Ps.	**15,817**	Ps.	8,291
Certified checks		**18,231**		11,321
Wire transfers payable		**15,035**		13,142
Acceptances on behalf of customers		**346,738**		347,721
Guaranty deposits		**148,848**		184,706
Sundry creditors		**185,657**		170,702
Creditors on settlement of transactions		**5,442,755**		749,176
Provisions for sundry liabilities		**36,757**		48,773
Contributions to contingency fund		**-**		26,240
Employee pension reserves		**8**		3
Other		**1,262**		5,179
Total	**Ps.**	**6,211,108**	Ps.	1,565,254

20. Deferred Taxes

In conformity with legal requirements with respect to income tax, certain items are recognized for tax purpose in periods other than those in which they are recorded for book purposes, thus giving rise to deferred taxes.

The Mexican Income Tax Law specifies that starting in 2003, there will be gradual one-percentage point annual decrease in the current 35% corporate income tax rate, until the rate reaches 32% in 2005 and succeeding years. The statutory rate applicable to the temporary differences that gave rise to deferred taxes at December 31, 2004 was 33% (34% for 2003).

The most important temporary differences included in the determination of deferred taxes are as follows:

		2004		2003
Deferred tax liabilities				
Unrealized gain on valuation of financial instruments	Ps.	**493,079**	Ps.	478,218
Repurchase agreements		**1,379**		11,107
Derivatives		**304,983**		206,659
Premium on loan operation		**67,321**		62,703
Investments in investment funds		**40,459**		50,744
Other		**-**		17,662
	Ps.	**907,221**	Ps.	827,093
Deferred tax assets				
Amortization of goodwill of SINCA Inbursa	**Ps.(**	**7,191)**		
Amortization of goodwill of Promotora Inbursa	**(**	**15,631)**		
Unrealized loss on valuation of financial instruments	**(**	**5,103)**	Ps.(	6,487)
Tax loss of subsidiaries	**(**	**6,369)**	(	441,037)
	(	**34,294)**	(	447,524)
Net deferred tax liability	**Ps.**	**872,927**	Ps.	379,569

The majority of the deferred tax assets recognized by the Group and its subsidiaries will be realized during 2005.

The controlling companies of the Financial Group compute their deferred taxes on an individual basis and recognize the deferred tax assets and liabilities in the counter item in the statement of operations. For those companies not subject to consolidation under Commission requirements, the effects of deferred taxes are recognized in the application of the equity method. At December 31, 2004 and 2003, deferred taxes recognized by such companies aggregate Ps. 807,317 (liabilities) and Ps. 34,642 (assets), respectively.

The consolidated statements of income for the years ended December 31, 2004 and 2003 include deferred tax expenses of Ps. 598,018 and Ps. 242,718, respectively.

As a result of the changes in the Income Tax Law related to the gradual reduction in the corporate income tax rate, the Company recognized the effect of the three-percentage point reduction in the rate in 2004 and one percentage point in 2003 in the rate applicable to the temporary difference that give rise to deferred taxes in the amounts of Ps. 75,985 and Ps. 13,191, at December 31, 2004 and 2003, respectively.

21. Stockholders' Equity

a) Capital stock

The Group's authorized capital stock at December 31, 2004 and 2003 consists of 3,000,152,564 registered series "O" shares with a par value of $. 1.000227731563 Mexican pesos each. The nominal amount of paid-in capital at December 31, 2004 and 2003 is Ps. 3,000,836, respectively. Restated capital based on the value of the UDI at December 31, 2004 and 2003 is Ps. 13,023,818. The shares of the Group are as follows:

	Number of shares
Shares issued and outstanding	**3,000,152,564**
Treasury shares	**134,676,400**
Total shares	**3,134,828,964**

Additional capital stock will be represented by series "L" shares, which, in conformity with the Law Regulating Financial Groups, may represent up to 40% of the Group's ordinary capital stock, with the prior authorization of the CNBV.

Representative series "L" shares shall have limited voting rights, extending the right to vote only in matters involving a change in corporate purpose, merger, spin-off, transformation, dissolution and liquidation, as well as the cancellation of any stock exchange registration. Such series "L" shares may also confer the right to a cumulative preferred dividend, and a higher dividend than the one paid to shares of ordinary capital stock. In no circumstances may the dividends paid on series "L" shares be less than those paid on the other series of shares.

b) Restrictions on stockholders' equity

(i) Restrictions on ownership of capital stock.

Foreign corporate entities that exercise any form of authority may not hold any interest in the capital stock, nor may Mexican financial entities, even those comprising part of the respective group, unless they act as institutional investors, in terms of Article 19 of the Law Regulating Financial Groups.

Any individual or corporate entity may own, through one or various simultaneous or successive transactions, more than 5% of a controlling company's series "O" shares, provided that such transactions have been authorized by the Ministry of Finance and Public Credit.

ii) Capital reserves

An analysis at December 31, 2004 and 2003 is as follows:

		2004		2003
Reserve for purchase of own shares	**Ps.**	**1,622,868**	Ps.	1,540,084
Legal reserve		**1,631,648**		1,631,648
Total capital reserves	**Ps.**	**3,254,516**	Ps.	3,171,732

Reserve for repurchase of own shares.

The reserve for repurchase of own shares was created on the basis of resolutions adopted at stockholders' meetings, using a portion of the Group's retained earnings. At December 31, 2004 and 2003, the balance of this reserve was Ps. 1,622,868 and Ps. 1,540,084, respectively.

In a regular meeting held on April 29, 2003, the stockholders decided that the maximum amount to be used to repurchase the Group's own shares is Ps. 1,350,000 (nominal value). This on the understanding that the total amount of resources used for this type of transaction may not exceed the total net income of the Group, including retained earnings. In 2003, the repurchase of own shares aggregated Ps. 297,671. As per resolutions adopted at a regular stockholders' meeting held on April 14, 2004, the reserve was increased by Ps. 82,784.

Legal reserve.

In conformity with the Mexican Corporations Act, the Group is required to appropriate at least 5% of the net income of each year to increase the legal reserve until it reaches 20% of capital stock issued and outstanding.

Such reserve may not be distributed to stockholders during the life of the Group, except in the form of a stock dividend. The balance of the legal reserve at December 31, 2004 and 2003 was Ps. 1,631,648.

(iii) Capital reduction.

In the event of a capital reduction, the reimbursement to stockholders in excess of the amount of the restated capital contributions, in accordance with the Mexican Income Tax Law, shall be subject to taxation at the enacted rate at the time of such reduction.

(iv) Restrictions on earnings.

The Mexican Income Tax Law states that dividends declared from income on which corporate income tax has already been paid, shall not be subject to further taxation; therefore, taxable earnings must be controlled in a so-called "net tax profit account" (CUFIN), which may only be used once the balance of the "net reinvested tax profit account" (CUFINRE) has been exhausted. Any distribution of earnings in excess of the CUFIN account balance will be subject to taxation at the enacted income tax rate at the time dividends are paid.

As per a resolution adopted at a meeting held on April 14, 2004, the board of directors declared dividends at the rate of Ps. 0.30 per share on a total amount of 3,000,152,564 shares. The total dividend paid was Ps. 931,612 (Ps. 900,046 nominal amount).

22. Earnings per Share and Comprehensive Income

a) Earnings per share

Earnings per share were determined by dividing net income of the year by the weighted average number of the Group's shares issued and outstanding at December 31, 2004 and 2003. An analysis is as follows:

	2004	2003
Net income based on statement of income	***Ps. 5,370,606***	Ps. 2,423,024
Weighted average number of shares outstanding	**3,000,152,564**	3,110,775,609
Earnings per share	**Ps. 1.7901**	Ps. 0.7789

b) Comprehensive income

Comprehensive income consists of the net loss or income for the year, plus the result from holding non-monetary assets, the excess or deficit from restatement of stockholders' equity and other items that, in conformity with accounting criteria, are reflected directly in stockholders' equity (see Statement of Changes in Stockholders' equity). An analysis of comprehensive income is as follows:

	2004	2003
Net income of the year	***Ps. 5,370,606***	*Ps. 2,423,024*
Result from holding non-monetary assets derived from valuation of long-term equity investments	***71,933***	*239,837*
Adjustment to results of operations 2003	***(111)***	-
Comprehensive income	***Ps. 5,442,428***	*Ps. 2,662,861*

23. Segment Information

Highlights of the results of operations of the principal operating segments of the most significant subsidiaries in 2004 and 2003 are shown below. A different classification is used to show the amounts presented from the one used in the preparation of the financial statements since operating and accounting records are combined.

	2004	2003
a) Credit transactions		

Revenues:		
Interest on credits	**Ps. 3,430,420**	Ps. 3,073,351
Bank interest	**409,694**	360,257
Exchange gains and UDIS	**53,525**	69,142
Commissions	**292,570**	196,663
Other	**39,471**	19,512
	4,225,680	3,718,925

	2004	2003
Disbursements:		
Reserves	**1,276,650**	1,187,542
Interest on deposits	**2,687,890**	2,262,480
Monetary position result	**1,002,648**	431,068
Depreciation	**22,630**	73,841
	4,989,818	3,954,931
Result of credit transactions	**Ps.(764,138)**	Ps.(236,006)

b) Money-market transactions

	2004	2003
Revenues:		
Investments	**Ps. 576,025**	Ps. 708,503
Exchange gains and derivatives	**489,236**	78,611
Revenues from customers' transactions	**629,429**	350,454
Interest and premiums on repurchase agreements	**5,314,063**	6,238,858
	7,008,753	7,376,426
Disbursements:		
Interest and premiums on repurchase agreements	**5,193,652**	5,712,324
Buying and selling of securities	**(156,029)**	266,970
Other	**68,762**	-
	5,106,385	5,979,294
Result of money-market transactions	**Ps. 1,902,368**	Ps. 1,397,132

c) Capital-market transactions

	2004	2003
Buying and selling of securities	**Ps. 54,992**	Ps. 78,335
Valuation of shares	**767,143**	433,410
Realized gain on valuation	**121,045**	(9,852)
Capital-market results	**943,180**	501,893
Total result by segment	**2,081,410**	1,663,019
Retirement fund transactions	**282,080**	357,489
Income from distribution commission, repurchase shares and portfolio management transactions	**196,085**	166,432
Total margin by segment	**Ps. 2,559,575**	Ps. 2,186,940

d) Reconciliation of figures

	2004	2003
Total result by segment	**Ps. 2,559,575**	Ps. 2,186,940
Less:		
Gain (loss) on buying and selling of securities	**156,029**	(266,865)
Own capital market transactions	**943,180**	501,893
Retirement fund transactions	**282,080**	357,489
Commissions charged	**825,514**	547,011
Add:		
Depreciation of leased equipment	**22,630**	19,536
Financial margin adjusted for credit risks	**Ps. 375,402**	Ps. 1,066,948

The aforementioned segment information refer to credit, money market and capital market transactions carried out basically by the subsidiaries Banco Inbursa, Inversora Bursátil-Casa de Bolsa and Arrendadora Financiera Inbursa.

The Group focuses other specialized activities developed by subsidiaries on businesses not subject to financial intermediation corresponding to the subsidiaries: Operadora de Fondos and Afore, which consolidate their financial information with that of the Financial Group. There are other controlling entities, whose financial information is not consolidated with that of the Group, as they refer to entities with activities specialized in the insurance and bonding sector in the life, property and health and pension lines.

e) Segment information of subsidiaries regulated by the CNSF (not subject to consolidation)

	2004			
	Fianzas Guardiana Inbursa	**Seguros Inbursa**	**Pensiones Inbursa**	**Total companies regulated by the CNSF**
Premiums written	**Ps.**	**Ps 8,979,901**	**Ps. 545,398**	**Ps. 9,898,810**
Premiums ceded	**(74,662)**	**(1,511,127**	**-**	**(1,585,789)**
Retained premiums	**298,849**	**7,468,774**	**545,398**	**8,313,021**
Net increase in reserve for unearned premiums and bonds in force	**(3,419)**	**(1,492,991**	**(243,428)**	**(1,739,838)**
Retained accrued premiums	**295,430**	**5,975,783**	**301,970**	**6,573,183**
Net acquisition cost	**(34,570)**	**1,410,658**	**18,625**	**1,394,713**
Net cost of losses, claims and other	**166,633**	**4,303,722**	**724,526**	**5,194,881**
Net increase in other technical reserves	**(5,752)**	**(180,199)**	**(17,234)**	**(203,185)**
	126,311	**5,534,181**	**725,917**	**6,386,409**
Gross profit (loss)	**Ps.**	**Ps. 441,602**	**Ps.(423,947)**	**Ps. 186,774**

	2003			
	Fianzas Guardiana Inbursa	Seguros Inbursa	Pensiones Inbursa	Total companies regulated by the CNSF
Premiums written	Ps.	Ps. 8,474,118	Ps. 693,991	Ps. 9,479,275
Premiums ceded	(52,421)	(1,778,230	-	(1,830,651)
Retained premiums	258,745	6,695,888	693,991	7,648,624
Net increase in reserve for unearned premiums and bonds in force	63,883	(928,512)	(389,807)	(1,254,436)
Retained accrued premiums	322,628	5,767,376	304,184	6,394,188
Net acquisition cost	(19,060)	1,262,161	95,534	1,338,635
Claims	165,607	3,622,097	707,080	4,494,784
Net increase in other technical reserves	(3,279)	426,063	90,738	513,522
	143,268	5,310,321	893,352	6,346,941
Gross profit (loss)	Ps.	Ps. 457,055	Ps. (589,168)	Ps. 47,247

24. Financial Margin

An analysis of the financial margin presented in the statement of income at December 31, 2004 and 2003 is as follows:

a) Interest income

	2004	2003
On deposits with Banxico	Ps. **274,956**	Ps. 228,724
On financing granted to domestic and foreign banks	**134,728**	109,491
On investments in financial instruments	**1,201,803**	1,232,252
Premiums on repurchase agreements (Note 8d)	**5,237,025**	5,590,047
Translation of U.S. dollars and UDI*	**52,018**	129,438
Credit portfolio (1)	**3,426,642**	3,073,351
Other	**416,903**	191,966
Rents collected under operating leases	**39,471**	36,136
Service revenues	**203**	166,595
	Ps. **10,783,749**	Ps. 10,758,000

(1) An analysis of interest income by type of credit is as follows:

Type of credit	2004	2003
Discounts	Ps. **34,282**	Ps. 32,579
Unsecured	**555,760**	578,527
Chattel mortgage	**80,842**	27,144
Simple	**2,039,942**	1,996,555
Secured by capital assets	**2,561**	1,729
Home mortgage	**39,020**	8,463
Financial leases	**7,026**	7,954
Restructured	**419,728**	268,790
Additional benefit home mortgage	**6**	15
Subject to VAT	**126,026**	64,614
Other discounted loans	**121,449**	86,979
Federal government ADE	**-**	2
	Ps. **3,426,642**	Ps. 3,073,351

b) Interest expense

	2004	2003
Time deposits	Ps. **41,517**	Ps. 49,155
Financing received from foreign banks	**17,291**	15,785
Premiums on repurchase agreements (Note 8d)	**5,329,444**	5,674,489
Bank bonds (*)	**-**	86,333
Notes with interest payable at maturity	**1,557,668**	1,438,000
Checking account deposits	**867,943**	511,841
Bank loans	**146,851**	100,775
Discount	**56,608**	60,248
Other	**111,727**	135,816
	Ps. **8,129,049**	Ps. 8,072,442

(*) On August 20, 1998, Banco Inbursa placed 18,000,000 bank bonds with a face value of one hundred Mexican pesos each. The maturity date of these bonds was August 14, 2003.

c) Monetary position result, net (financial margin)

At December 31, 2004 and 2003, the Group's consolidated monetary position result is Ps. (1,002,648) and Ps. (431,068), respectively.

The average balance of the principal monetary assets and liabilities considered in determining the monetary position result of 2004 and 2003 of the Group and its subsidiaries are presented in Note 2c.

25. Intermediation Income

An analysis of intermediation income for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Other income from buying and selling of securities	**Ps.(70,039)**	Ps.(1,591,072)
Result of marked-to-market valuation of:		
Investments in securities	**1,376,135**	1,313,802
Repurchase transactions (Note 8c)	**(23,385)**	28,227
Derivatives, net	**835,221**	652,863
Other	**(196,147)**	9,298
	Ps. 1,921,785	Ps. 413,118

26. Memoranda Accounts

The Company has memoranda accounts for the purpose of recording the Group's and subsidiary's rights and obligations with third parties, as well as securities, property received for safekeeping and property under mandate derived from the Group's and subsidiaries' transactions.

a) Transactions on behalf of others

i) Customers' securities received for safekeeping

	2004	2003
Money market instruments	**Ps. 123,789,917**	Ps. 114,785,440
Fixed-yield instruments	**24,222,383**	22,885,389
Variable-yield instruments	**519,225,064**	318,385,766
Shares of investment funds	**26,060,400**	20,422,601
	Ps. 693,297,764	Ps. 476,479,196

ii) Securities and notes received in guarantee

	2004	2003
Money market instruments		Ps. 1,227
Variable-yield instruments	**Ps. 1,025,237**	630,310
	Ps. 1,025,237	Ps. 631,537

b) Proprietary transactions

i) Guarantees

At the end of 2003, this caption includes guarantees for the import of capital goods of USD 916,849, equal to Ps. 10,865.

During 2004 and 2003, the Group did not recognize losses on the guarantor's failure to fulfill its obligations. At December 31, 2004, the Group has no outstanding guarantees.

ii) Property held in trust or under mandate

At December 31, 2004 and 2003, the balances of transactions in which the Group's bank subsidiary acts as trustee or operates under mandate are as follows:

	2004	2003
Trusts:		
Guarantee	Ps. 83,854	Ps. 47,675
Administrative	175,698,666	139,170,124
Investment	389,704	396,744
Transfer of title	142,122	158,905
	176,314,346	139,773,448
Mandates	200,279	231,208
Total	Ps. 176,514,625	Ps. 140,004,656

In the years ended December 31, 2004 and 2003, the subsidiary Banco Inbursa obtained income of Ps. 24,808 and Ps. 22,351, respectively, from activities performed in its capacity as trustee.

Transactions in which the aforementioned subsidiary acts as trustee are recorded and controlled in memoranda accounts. In conformity with the Mexican Income Tax Law, Banco Inbursa, as trustee, is responsible for seeing that all tax obligations of the managed trusts, which engage in, business activities are fulfilled

iii) Property held for safekeeping or under management

An analysis of the balance of this account at December 31, 2004 and 2003 is as follows:

	2004	2003
Securities held for safekeeping	Ps. 526,586,214	Ps. 397,648,124
Securities held in guarantee	48,792,300	27,693,370
Notes for merchandise to be delivered	4,554	4,840
Travelers checks held	9,698	8,731
Other	508,474	575,867
	Ps. 575,901,240	Ps. 425,930,932

Securities held for safekeeping or under management are recorded at cost and marked-to-market.

iv) Other contingent liabilities

At December 31, 2004 and 2003, an analysis of the Group's contingent liabilities is as follows:

		2004		2003
Economic penalties appealed	**Ps.**	**1,835**	Ps.	1,935
Opening of lines of risk exposure due to participation in SPEUA		**6,814,816**		10,513,276
Rent due under operating leases		**127,577**		
	Ps.	**6,944,228**	Ps.	10,515,211

27. Risk Management

a) Environment

The Group's management has policies and procedures manuals developed following CNBV and BANXICO guidelines for reducing the risks to which the Group's subsidiaries are exposed.

An independent expert was hired to evaluate these policies and procedures (including the functionality of the models and the risk-measurement systems used, compliance with risk measurement procedures, and the assumptions, parameters and methodologies used in risk analysis information processing systems), in conformity with the minimum guidelines for the Group's Comprehensive Risk Management Units, established by the CNBV.

The results of these evaluations were contained in the following reports: "Prudential Provision with Respect to Risk Management" and "Review of Valuation Models and Risk Measurement Procedures", which were submitted to the Board of Directors, the Risk Committees and to general managements.

The Group identifies, measures, controls and monitors its operating risks by means of the Risk Analysis Management, the Comprehensive Risk Management Unit and the Risk Management Committee.

In order to measure and evaluate the risks taken in conducting its financial transactions, the subsidiaries has computational tools at its disposal to calculate Value at Risk (VaR) as well as to perform sensitivity analysis and stress testing.

Group policies require that the Risk Committees systematically analyze the information they receive, together with the Risk Analysis Departments and operational areas. Additionally, the subsidiaries have a contingency plan to offset weaknesses detected at the operational and legal levels and in the recording of transactions, in excess of the maximum risk tolerance levels approved by the Risk Committee.

b) Value at Risk (VaR)

The VaR is analyzed and computed based on internal policies approved by the Comprehensive Risk Management Unit and the Board of Directors in accordance with CNBV and BANIXCO requirements.

At December 31, 2004, the subsidiaries Banco Inbursa and Inversora Bursátil determined their VaR. The methodology and valuation of certain financial instruments were reviewed by the independent expert. A summary of VaR at year end of such subsidiaries in relation to their own transactions is as follows:

Unaudited information				
Instrument		Banco Inbursa		Inversora Bursátil
Nominal rate	Ps.	(2)	Ps.	(47)
Synthetics		(3)		
International bonds		(66)		
Variable-yield		(28)		(7,261)
Derivatives		(26)		
Swaps		(26)		
Overall total	Ps.	(76)	Ps.	(7,229)

(1) Normal Delta VaR in one day with a reliability level of 95%, in accordance with the valuation model reviewed by the independent expert.

The policies observed by the subsidiary Banco Inbursa establish that risk positions in securities and financial derivatives cannot be taken by any single operator. Risk-taking is exclusively decided by senior management by means of collective bodies. The Risk Committee defines the positions to which Banco Inbursa must adhere as follows:

	Maturity of less than one year (*)	Maturity of more than one year (*)
Nominal rate	2.5	2.0
Actual rate	2.5	2.0
Synthetic derivatives	4.0	2.5

(*) Times net capital for the immediately preceding quarter, computed by BANXICO.

(1) Limit defined in the third paragraph of Article 75 of the Credit Institutions Act.

28. Commitments and Contingencies

a) In conformity with Article 28 of the Law Regulating Financial Groups, the Group and its subsidiaries signed a liability agreement whereby the Group accepts responsibility jointly and severally and without limitation for the performance of the obligations of its subsidiaries and for the losses derived from the performance of their own activities, even for those obligations incurred prior to the incorporation of the related subsidiaries into the Group.

The Group shall similarly be liable for their monetary obligations due to third parties, bankruptcy declared by the regulatory authorities, and the deterioration of their financial position to the point that they are unable to meet legally specified capital requirements.

b) The Group and subsidiaries are party to a number of litigations of a labor, tax, regulatory and business nature whose possible unfavorable resolutions represent contingent liabilities for the Group. Based on the opinions of the Group's lawyers, management has evaluated each suit based on the risk that they represent individually and their possible effects on the Group's financial information.

29. Subsequent Events

Restructuring

Grupo Financiero Inbursa, S.A. de C.V. and the Group's financial companies are currently awaiting authorization from the tax and regulatory authorities for its planned corporate restructuring for purposes of creating a non-financial controlling company.

Significant Events of GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Date of Receipt in the Mexican Stock Market (BMV): May 24, 2005. 19:31:00.0 hours

Prefix:
EVENTORE

Ticker Symbol:
GFINBUR

Date:
May 24, 2005

Corporate Name:
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Location:
PASEO DE LAS PALMAS NO. 736, COLONIA LOMAS DE CHAPULTEPEC, DELEGACION MIGUEL HIDALGO, CODIGO POSTAL 11000, MEXICO, DISTRITO FEDERAL.

Matter:
MODIFICATION OF THE TEXT IN THE EXPLANATORY BROCHURE FOR THE MAJOR CORPORATE RESTRUCTURING AND IN THE NOTICE OF THE SHARE-REGISTRATION UPDATE.

Significant Events:
The investing public is notified of the remittance of new versions of (i) the explanatory brochure corresponding to the Major Corporate Restructuring, which will include the participation of Grupo Financiero Inbursa, S.A. de C.V. ("GFInbursa") and some of its subsidiaries and (ii) the notice of the GFInbursa Share Registration Update before the National Share Registry (RNV) for the purpose of expanding the information provided with respect to said restructuring under the terms requested by the National Banking and Securities Commission.

Significant Events of GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Date of Receipt in the Mexican Stock Market (BMV): May 12, 2005. 08:38:00.0 hours

Prefix:
EVENTORE

Ticker Symbol:
GFINBUR

Date:
May 12, 2005

Corporate Name:
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Location:
PASEO DE LAS PALMAS NO. 736, COLONIA LOMAS DE CHAPULTEPEC, MEXICO, DISTRITO FEDERAL

Matter:
AGREEMENT OF INTENT TO SELL SHARE PARTICIPATION OF CIE LAS AMERICAS

Significant Events:
GRUPO FINANCIERO INBURSA, BY MEANS OF ITS SUBSIDIARY SINCA, REACHED AN AGREEMENT OF INTENT TO SELL 25% OF CIE LAS AMÉRICAS.

Mexico City, Federal District. May 12, 2005. SINCA Inbursa, S.A. de C.V., a subsidiary of Grupo Financiero Inbursa ("Inbursa") (BMV: GFINBUR) informs the investing public of the signing of an agreement of intent to sell its share participation of the 25% of stock it holds in CIE Las Américas ("the transaction"). CIE Las Américas is a subsidiary of Corporación Interamericana de Entretenimiento, S.A. de C.V. ("CIE") (BMV: CIE B).

This transaction has been valued at around 990 million MXP (nine hundred ninety million Mexican pesos). Inbursa is a founding partner of CIE Las Américas, whose operations commenced in December 1999, complying with its objective of supporting profitable growth projects, as this company has been. Likewise, Inbursa shall continue to look for opportunities that allow it to participate in the growth of Mexican companies by identifying talented businesspersons seeking financial support.

NOTE: With the exception of the background information contained herein, the statements contained in this document concerning the Company's expected financials and balances or concerning the company's potential growth constitute "future affirmations" that are based on the administration's expectations with respect to economic and business conditions in Mexico and other countries wherein CIE operates as well as to the fluctuations in the value of the Mexican peso against the U.S. dollar and other currencies.

The use of commercial registered trademarks in this document serve exclusively to illustrate and not to violate intellectual-property and/or creativity laws applicable in countries where CIE, its subsidiaries and those companies with business or commercial relationships with CIE operate.

Significant Events of GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Date of Receipt in the Mexican Stock Market (BMV): July 25, 2005. 08:41:00.0 hours

Prefix:
EVENTORE

Ticker Symbol:
GFINBUR

Date:
July 25, 2005

Corporate Name:
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Location:
MEXICO CITY, FEDERAL DISTRICT

Matter:
PARTICIPATION IN AN AIRLINE

Significant Events:
MEXICO CITY, FEDERAL DISTRICT. JULY 25, 2005. SINCA INBURSA, S.A. DE C.V. ("SINCA INBURSA"), A SUBSIDIARY OF GRUPO FINANCIERO INBURSA, S.A. DE C.V. (BMV: "GFINBUR") INFORMS THE INVESTING PUBLIC OF THE SIGNING OF AN AGREEMENT OF ITS INTENT TO PARTICIPATE IN 25% OF THE CAPITAL STOCK OF VUELA, COMPAÑIA DE AVIACION, S.A. DE C.V. ("VUELA"), A NEW COMPANY WHOSE OBJECTIVE IS TO DEVELOP AND OPERATE A "LOW COST" AIRLINE IN MEXICO, WHICH SHALL COMMENCE OPERATIONS DURING THE FIRST SEMESTER OF 2006.

INBURSA IS A SHAREHOLDER IN THIS COMPANY TOGETHER WITH GRUPO TELEVISA, S.A., GRUPO TACA, ONE OF THE LEADING AIRLINE-OPERATION COMPANIES IN LATIN AMERICA, AND DISCOVERY AMERICAS I INVESTMENT FUND, MANAGED AND PROTECTED BY DISCOVERY CAPITAL.

BY MEANS OF THIS OPERATION, SINCA INBURSA CONFIRMS ITS VOCATION AS AN INVESTING PARTNER IN PRIVATE MEXICAN COMPANIES THAT ARE GROWING AND EXPANDING IN THE MARKETS IN WHICH THEY PARTICIPATE.

SINCA INBURSA IS A SUBSIDIARY OF GRUPO FINANCIERO INBURSA AND HAS BEEN OPERATING SINCE 1995. IT HAS BEEN AN INVESTING PARTNER OF COMPANIES SUCH AS GRUPO TELEVICENTRO, CIE LAS AMERICAS AND GRUPO ACIR, TO NAME A FEW OF ITS PROMOTED COMPANIES.

Significant Events of GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Date of Receipt in the Mexican Stock Market (BMV): March 29, 2005. 09:13:00.0 hours.

Prefix:
EVENTORE

Ticker Symbol:
GFINBUR

Date:
29/3/2005

Corporate Name:
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Location:
MEXICO CITY, FEDERAL DISTRICT

Matter:
PROPOSAL TO PAY DIVIDENDS AT THE ANNUAL GENERAL ORDINARY SHAREHOLDERS' MEETING TO BE HELD APRIL 13, 2005.

Significant Events:
The board of directors of Grupo Financiero Inbursa, S.A. de C.V., in its meeting held March 28, 2005, approved the convocation for the general ordinary shareholders' meeting to be held next April so as to propose thereat approval of the payment of a dividend for the amount of $0.30 per share, among other points.

The approval of said proposal and, as the case may be, of the terms and conditions for payment of said dividend shall be subject to the approval of the general ordinary shareholders' meeting.

Significant Events of GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Date of Receipt in the Mexican Stock Market (BMV): March 28, 2005. 18:17:00.0 hours.

Prefix:
EVENTORE

Ticker Symbol:
GFINBUR

Date:
September 23, 2004

Corporate Name:
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Location:
MEXICO CITY, FEDERAL DISTRICT

Matter:
IMPACT OF THE INVESTMENT IN GRUPO TELEVICENTRO ON INBURSA'S FINANCIAL BALANCES.

Significant Events:
Grupo Financiero Inbursa announces it actively participated, in the late 1990's, in the restructuring of Grupo Televisa and its holding companies via the direct granting of loans, the purchase of loans to third parties and as a shareholder with nearly 25% of Grupo Televicentro when this group's level of debt was close to $1.350 billion[1] dollars – to the extent that it did not have sufficient assets to cover its liability.

As a result of the successful administration headed by Mr. Emilio Azcárrga Jean, Grupo Televisa and its holding company not only successfully overcame the most difficult moments of their financial situation but also substantially improved their operating balances, leading to high financial value and shareholder confidence. It is enough of an example to mention that Televisa's EBITDA margin increased from 15.3% in 1997 to 32.1% in 2003, and NET DEBT/EBITDA ration went from 4.7 in 1996 to 0.4 in 2003.

For Grupo Financiero Inbursa, having participated with Mr. Emilio Azcárraga Jean and his collaborators in this process, has translated in time to a healthy financial operation, and present business operations give reason to expect a promising future for this financial investment.

Given Grupo Televicentro's last capital restructuring, and having paid off the entirety of its debt, as announced by Grupo Televisa in March 2004, Grupo Financiero Inbursa received, in March 2004, 198.9 million common-stock certificates (CPOs) from Grupo Televisa.

This operation represents additional profit for Inbursa totaling $2.480 billion pesos before taxes as of the fiscal close in August 2004.

It should be noted that, prior to the aforementioned restructuring, investment in Televicentro was registered under the participation method in Inbursa's financial statements and, as of August, such is registered at the market value of CPOs.

---

[1] Billion: 10^9 [translator's note].

DISCLOSURE OF APPLICATION OF THE

BETTER BUSINESS PRACTICES CODE

WITH RESPECT TO THE

BOARD OF DIRECTORS AND

THE GENERAL SHAREHOLDERS' MEETING

OF

GRUPO FINANCIERO INBURSA, S.A. DE C.V., FOR FISCAL YEAR 2004,

WITH INFORMATION THROUGH JUNE 30, 2005.

DISCLOSURE OF APPLICATION OF THE BETTER BUSINESS PRACTICES CODE WITH RESPECT TO THE BOARD OF DIRECTORS AND THE GENERAL SHAREHOLDERS' MEETING OF **GRUPO FINANCIERO INBURSA**, S.A. DE C.V., FOR FISCAL YEAR 2004, WITH INFORMATION THROUGH JUNE 30, 2005.

ISSUER'S CORPORATE GOVERNMENT

BOARD OF DIRECTORS

i) On the Duties of the Board of Directors (see Section I, Principle 1)

This section shall mention the corporate duties beholden to the board of directors, expressing the board's view and how such fits within the administrative process. Within this general framework, the board's specific duties must be described, indicating why such are considered important and necessary.

Grupo Financiero Inbursa's board of directors legally represents the corporation and is vested with the widest authority to direct the business implicit in the corporate purpose under the terms set forth in the corporation's bylaws. The board of directors' purpose is to oversee the corporation's administration and operation in accordance with applicable legal provisions.

The board of directors meets quarterly to discuss operations of major importance to the company in order to make proper decisions regarding such. Prior to the board of directors' meetings, the information and/or documentation to be discussed therein is made available to the board members in order for them to analyze such thoroughly.

Likewise, the corporation's board of directors analyzes the workings and operation of the group's financial entities, notwithstanding such are reviewed by each entity's administrative body.

ii) On the Structure of the Board of Directors (see Section I, Principles 10, 11 and 14).

This section shall mention the structure of the board of directors. It shall state whether there are intermediary bodies that aid it in complying with its duties. Likewise, how many, which and what duties are carried out must be indicated. The description also requires an explanation of how the intermediary bodies report on their activities to the board of directors.

The board of directors is comprised of persons who are financially eligible, honorable, and who have ample knowledge in financial, legal and/or administrative matters in order for decision making to be based on knowledge and experience in financial matters.

The structure consists of a collegiate body comprised of six non-independent board members and ten independent board members. Shareholders who represent at least ten percent of the corporation's paid-in stock shall have the right to nominate a board member, and the nomination of the minority board members may only be revoked when the nomination of all others is revoked. The majority of the members of the board of directors shall be Mexicans or residents of Mexico.

We believe the corporation's board of directors is a pluralistic body as its members pertain to various of the highest corporate strata, which allows for a diversity of views and opinions.

The corporation's board of directors has shareholding board members, who have a significant participation in the corporation's stock. Due to their participation in the capital stock, they are permanently monitoring their investment and, thus, always seek the corporation's benefit.

The corporation provides the information contained in the profile and the level of the members who comprise the board of directors to the public by means of diverse documents available to both the national and foreign investing public.

In order to comply with its duties, the board of directors is aided by the following intermediary bodies: (i) the corporate practices committee; and (ii) the auditing committee.

On the Make-Up of the Board of Directors	YES	NO	COMMENTS
1) Is the board of directors comprised of no fewer than five and no more than fifteen full members? (Principle 2)		X	It presently is comprised of 16 full members who belong to the highest corporate strata, which allows for a diversity of views and opinions and a high degree of efficacy.
2) *Is the board comprised exclusively of full members? (Principle 3)	X		On April 13, 2005, the

			general ordinary shareholders' meeting abolished the designation of substitute board members in step with the global legislative tendency contained in the projected new Securities Exchange Law.
3) May substitute board members only substitute previously established full board members? (Principle 3)		X	Not applicable given that Question 2 was answered affirmatively.
4) Should it be the case, does the full board member suggest, to the board of directors, a designation of the person to substitute said full board member? (Principle 3)		X	Not applicable given that Question 2 was answered affirmatively.
5) Do independent and shareholding board members together constitute at least 40% of the board of directors? (Principle 7)	X		
6) Do the independent board members represent at least 20% of all board members? (Principle 7)	X		Independent shareholders represent more than 60%.
7) Does the annual report submitted by the board of directors mention which board members are independent and which are shareholding members? (Principle 8)	X		
8) Does the annual report indicate the level o the shareholding members? (Principle 8)	X		
9) Does the annual report submitted by the board of directors state the primary duties of each board member as of the report date? (Principle 9)	X		

* In the case of an affirmative response to this question, "NOT APPLICABLE" must be contained in the comment column for Questions 3 and 4.

On the Structure of the Board of Directors	YES	NO	COMMENTS
10) Does the board of directors fulfill the duties of compensating and evaluating, auditing, and planning and finances? (Principle 10)	X		
11) Are the intermediary bodies comprised exclusively of full board members? (Principle 12)	X		
12) Is each intermediary body comprised of at least three and at most seven board members? (Principle 13)	X		
13) Does each independent board member, in addition to fulfilling his/her duties on the board of directors, participate in at least one of the intermediary bodies? (Principle 16)		X	Four of ten independent board members collaborate with independent bodies.
14) Is the independent body that is entrusted with the duty of auditing presided over by an independent board member? (Principle 17)	X		

On the Operation of the Board of Directors	YES	NO	COMMENTS
15) Does the board of directors meet at least four times a year? (Principle 18)	X		
16) Is at least one of the board of directors' meetings dedicated to defining the corporation's mid-term and long-term strategy? (Principle 18)	X		
17) Can a board of directors meeting be called with the agreement of at least 25% of the board members? (Principle 19)	X		
18) Do board members have access to all the relevant information at least five business days prior to the meeting? (Principle 20)	X		
19) *Is there some mechanism that ensures board members can evaluate questions on strategic matters even when they do not receive the necessary information at least five business days in advance? (Principle 20)	X		Any board member may request, from the chairperson or secretary of the board of directors, that the information provided be extended in order to make adequate decisions.
20) *Are board members who are nominated for the first time inducted with an explanation of their responsibilities and of the corporation's standing? (Principle 21)	X		Newly inducted board members are given a general overview of the corporation's operation, being informed of the main operations undertaken by Grupo Financiero Inbursa and subsidiary entities.

On the Duties of the Board Members	YES	NO	COMMENTS
21) Do the board members inform the chairman and secretary of the board of any conflict of interest that implies the need to abstention by the former from voting and, as a result, from participating in the corresponding deliberation? (Principle 22)	X		
22) Do the board members use the corporation's assets and services solely to comply with the corporate purpose? (Principle 23)	X		
23) Should it be the case, are policies clearly defined concerning when board members use the corporate assets in exceptional circumstances for personal reasons? (Principle 23)	X		Policies are in place in each of the group's subsidiaries that establish the mechanics for adequate use of each corporation's assets.
24) *Do the board members dedicate time to their duties, attending at least 70% of the meetings to which they are called? (Principle 24)	X		There is a high degree of attendance from the

			members of the board of directors.
25) *Do board members maintain absolute confidentiality regarding the corporate matters of which thy have knowledge by means of the meetings they attend? (Principle 25)	X		Yes, they have said obligation under the terms set forth in the Law to Regulate Financial Groups.
26) Do full and supplement board members keep each other mutually informed of the matters agreed upon during board of directors' meeting? (Principle 26)		X	Not applicable given that, under the present structure of the board of directors, such is comprised solely of full members.
27) Does the board of directors sustain its motions on the opinions, recommendations and orientations resulting from analysis of the company's operation? (Principle 27)	X		From time to time, the majority of the high-ranking executives of the corporation's subsidiaries attend the board meetings and participate actively therein.

* In the case of an affirmative response to these questions, the response must be elaborated in the comment column.

DUTY OF COMPENSATING AND EVALUATING

iii) On the Duty of Compensating and Evaluating (see Section II, Principle 28)

This section shall state how the C.E.O. and high-ranking executives are evaluated and compensated, describing the process used to comply with said duties.

The corporation has a corporate practices committee that shall fulfill the duties both of Compensating and Evaluating and of Finances and Planning. Said committee shall meet periodically to discuss its operations and activities, annually reporting on its activities to the board of directors.

On the Operation of the Body that Fulfils the Duty of Compensating and Evaluating	YES	NO	COMMENTS
28) Doers the intermediary body that fulfils the duties of evaluating and compensating check that the conditions for hiring high-level executives and probable pay for their separation from the corporation respect the guidelines approved by the board of directors? (Principle 29)	X		

29) Are the structure and policies used to determine packages for board members and executives made known? (Principle 30)		X	

DUTY OF AUDITING

iv) On the Duty of Auditing (see Section III, Principles 31, 37, 38 and 40)

This section shall mention how the auditing duty is carried out, describing the processes used to comply with said duties. Specifically, this section must describe how it is that the intermediary body interacts with the board of directors with respect to the corporation's accounting practices and to the mechanisms in place to ensure the quality of the financial information.

The corporation's auditing area is responsible for ensuring outside auditors' independence and objectivity, reviewing the auditor's work schedule, following up on and responding to observations that the auditors may make, and reporting to the board of directors on their audits and financial earnings statements. Among its primary duties is that of verifying that the corporation complies with the legal provisions applicable thereto.

On the Selection of Auditors	YES	NO	COMMENTS
30) Does the outside auditor's income from any outside review received in auditing the corporation represent a percentage equal to or less than 20% of the total income of the firms entrusted with said duty? (Principle 32)	X		
31) Is the partner who reports to the corporation replaced at least every six years? (Principle 34)	X		
32) Is the person who signs the auditing report on the corporation's annual financial statements a person other than the person servings as the statutory auditor? (Principle 34)	X		
33) Is the corporate statutory auditor's professional profile revealed in the annual report? (Principle 35)		X	No, by virtue of the fact that said person is publicly recognized for his/her experience in the field.
On the Financial Information			
34) Does the corporation have an internal auditing unit? (Principle 36)	X		
35) Does the intermediary body entrusted with fulfilling the duty of auditing submit the accounting policies to the board of directors for approval? (Principle 37)	X		
36) Does the intermediary body entrusted with fulfilling the duty of auditing check that the intermediary public financial information is elaborated pursuant to the same principles, criteria and practices as those used to draft the annual reports? (Principle 39)	X		
On the Internal Controls			
37) Is there an internal-control system? (Principle 41)	X		

38) Are the general guidelines for the internal-control system submitted for approval from the board of directors? (Principle 41)	X		
39) Does the intermediary body entrusted with fulfilling the duty of auditing evaluate and issue an opinion concerning the effectiveness of the internal-control system? (Principle 42)	X		
40) Do the outside auditors validate the effectiveness of the internal-control system and issue a report concerning said controls? (Principle 43)	X		

Review of Compliance with Provisions	YES	NO	COMMENTS
41) Does the intermediary body entrusted with fulfilling the duty of auditing verify the existence of controls that allow for determining if the corporation complies with the provisions applicable thereto and does said body report to the board of directors periodically? (Principle 44)	X		
42) Is compliance with all applicable provisions reviewed at least once a year? (Principle 44)	X		
43) Is the board of directors periodically informed of its legal standing? (Principle 45)	X		

DUTY OF FINANCES AND PLANNING

v) On the Duty of Finances and Planning (see Section IV, Principle 46)

This section shall mention how the financing and planning duties are carried out, describing the processes used to comply with said duties. Specifically, this section must describe how it is that the intermediary body interacts with the board of directors to support it in decision making.

The corporation's subsidiaries have finance and administration departments, which allows them to orient investment policies, and to quantify and measure risk pursuant to legal provisions in effect, as such are regulated financial entities. Said departments are in constant communication with the corporate practices committee and, among other matters, propose policies of financing, planning, strategy, annual budget and application thereof, and risk planning to the Administration.

On the Operation of the Intermediary Body Entrusted with the Duty of Finances and Planning	YES	NO	COMMENTS
44) Does the intermediary body entrusted with the duty of finances and planning issue an evaluation of the viability of the corporation's principle investments and financing transactions? (Principle 47)		X	
45) Does the intermediary body entrusted with the duty of finances and planning periodically evaluate the corporation's strategic positions pursuant to the provisions set forth in the strategy plan? (Principle 48)	X		
46) Does the intermediary body entrusted with the duty of finances and planning support the board of directors by overseeing that investment and financing policies are in step with the corporation's strategic outlook? (Principle 49)	X		

47) Does the intermediary body entrusted with the duty of finances and planning support the board of directors by overseeing the corporation's financial projections, ensuring that such are in step with the corporation's strategic outlook? (Principle 50)	X		

vi) Optional Question

This section provides the option, to the issuer, of elaborating on corporate government practices in addition to those recommended under the Better Business Practices Code, if such exist.

EXHIBIT J-2

II. This part contains a questionnaire with respect to the general shareholders' meeting.

1). The questions set forth in this form shall be answered affirmatively or negatively by marking an "X" in the corresponding column.

2). In the case that the response is negative (and, as an exception, in the case that the response to Questions 1 and 2 is positive), the issuer must indicate why it does not comply with the principle recommended and, as the case may be, whether it has an alternative mechanism to that suggested. In said cases, the responses must be elaborated in the comment column, clearly expressing the corporate government practices that the corporation follows.

3) *The questions refer to a specific section of the Better Business Practices Code so as to put the questions in context.*

QUESTIONNAIRE ON THE GENERAL SHAREHOLDERS' MEETING

SHAREHOLDERS' RIGHTS (see Section V)

i) On the Information and Agenda of the Shareholders' Meeting	YES	NO	COMMENTS
1) Was the point known as "Miscellaneous Matters" omitted from the agenda? (Principle 51)	X		
2) Was the grouping of different topics under a single point in the agenda avoided? (Principle 51)	X		
3) Was all the information on each point in the agenda to the shareholders' meeting available 15 days in advance? (Principle 52)	X		
4) Are the shareholders' aided with a form that contains detailed information and possible voting alternatives for matters addressed in the agenda so that they properly can instruct their legal representatives? (Principle 53)	X		
5) Does the information provided to the shareholders include the proposal for the make-up of the board of directors together with information concerning the candidates' professional profiles? (Principle 54)		X	No, by virtue of the fact that said persons are publicly recognized for their experience in various business fields.

ii) On the Information and Communication between the Board of Directors and the Shareholders	YES	NO	COMMENTS
6) Does the board of directors include, in its annual report to the shareholders' meeting, matters related to the workings of each intermediary body and the names of the persons who comprise such? (Principle 55)	X		
7) Are the reports from each intermediary body submitted to the board of directors available to the shareholders together with the material for the shareholders' meeting? (Principle 55)	X		
8) Does the corporation have policies, mechanisms and personnel responsible for informing investors and maintaining open channels of communication with shareholders and potential investors? (Principle 56)	X		

Mexico City, Federal District. June 30, 2005

Agreements Made at GRUPO FINANCIERO INBURSA, S.A. DE C.V.'s Extraordinary Shareholders' Meeting

Date of Receipt in the Mexican Stock Market (BMV): May 26, 2005. 16:39:00.0 hours

Prefix:
ACUEEXTR

Ticker Symbol:
GFINBUR

Series:

Corporate Name:
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Type of Shareholders' Meeting:
EXTRAORDINARY

Date of Shareholders' Meeting:
May 25, 2005

Percentage of Shareholders in Attendance:
98.12

Payment Date:

Agreements:
GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING
GRUPO FINANCIERO INBURSA, S.A. DE C.V.
MAY 25, 2005
10:00 A.M.

The following are among the most important resolutions made at the general extraordinary shareholders' meeting of Grupo Financiero Inbursa, S.A. de C.V., (hereinafter the "Corporation" or "GFInbursa") held at 10:00 a.m. on May 25, 2005:

I. Discussion and approval of the proposal to convert temporarily the Corporation's shares into shares without par value. Resolutions concerning such:

ONE.- Subject to obtaining the corresponding authorization from the Department of the Treasury and Public Credit, modification of Article Seven of the corporate bylaws is approved.

II. Discussion and approval of the proposal to spin off from the Corporation, with the Corporation remaining as the corporation spun off from, and transferring, as a single transfer, a part of its assets and capital to a variable-capital corporation by virtue of said spin-off. Resolutions concerning such:

ONE.- Subject to obtaining the corresponding authorizations, the GFInbursa spin-off is approved, which, without said Corporation being dissolved, shall give rise to the new variable-capital corporation to be known preferably as "Impulsora del Desarrollo Económico de América Latina, S.A. de C.V." or by any other name authorized by the Department of Foreign Affairs.

TWO.- The shareholders agree the spin-off shall be governed by the following regulations:

a) The spin-off shall be effected based on the Corporation's financial statements through December 31, 2004.

b) GFInbursa's proforma spin-off balances and the Spin-Off Corporation's proforma spin-off balances at the time of its incorporation, with figures through September 30, 2004, are approved, in the understanding that said balances shall be adjusted to the registered amounts on the date the spin-off becomes effective.

c) As a result of the spin-off, GFInbursa shall transfer, as a single transfer, a part of its assets and capital to the Spin-Off Corporation, which are described in the Spin-Off Corporation's proforma balance.

d) As a result of the spin-off, GFInbursa, as the corporation spun off from, shall keep its present corporate name and shall reduce its fixed capital stock to $2.593.825.262.39, represented by

3,134,828,964 series-O shares, which shall be ordinary, registered and without par value.

e) As a result of the spin-off, the Spin-Off Corporation shall be constituted with fixed, fully registered and paid-in capital stock totaling $8,607,000,000.00 (eight billion[1] six hundred seven million and 00/100 MXP), represented by 3,000,152,564 (three billion one hundred fifty-two thousand five hundred sixty-four) series-B-1 shares, which shall be ordinary, registered and have a par value, and said Spin-Off Corporation shall hold title to equity that shall be comprised of physical assets and a net worth of $8,607,633,098.78 (eight billion six hundred seven million six hundred thirty-three thousand ninety-eight and 78/100 MXP) each, figures that shall be adjusted on the date the spin-off becomes effective.

f) GFInbursa's balances for its net taxable profit account (CUFIN), net reinvested taxable profit account (CUFINRE) and current capital account (CUCA) at the time of the spin-off shall be distributed between GFInbursa, as the corporation spun off from, and the Spin-Off Corporation in accordance with the provisions set forth in tax provisions in effect.

g) In compliance with the observations contained in the Favorable Opinion Communiqué UBA/DGABM/362/2005, issued by the Department of the Treasury and Public Credit on March 29, 2005, GFInbursa shall transfer the following assets and capital to the Spin-Off Corporation:

a. With respect to assets, only the entirety of the shares representing the capital stock of Desarrollo de América Latina, S.A. de C.V. owned by GFInbursa at the time the spin-off becomes effective shall be transferred;

b. With respect to liabilities, GFInbursa shall not transfer liabilities to the Spin-Off Corporation; and

c. With respect to the capital stock, GFInbursa shall transfer the amount of $8,607,000,000.00 (eight billion six hundred seven million and 00/100 MXP) as the Spin-Off Corporation's initial capital stock. GFInbursa shall transfer, to the Spin-Off Corporation, said assets and capital listed in the Spin-Off Corporation's proforma balance at the time said Spin-Off Corporation is incorporated in the understanding that (i) the transferred shares and negotiable instruments shall be duly endorsed to the Spin-Off Corporation at the time of its incorporation, or (ii) for negotiable instruments that are not endorsable or for resources in cash, such shall be duly transferred via cash bank deposit, administration of shares or brokerage, as applicable, as determined by the Spin-Off Corporation.

As a consequence of the foregoing, GFInbursa shall retain the rest of the assets, liabilities and capital to which it presently holds title, transferring, as part of the spin-off, to the Spin-Off Corporation, only the aforementioned assets and capital.

h) By virtue of the spin-off, the Spin-Off Corporation shall be the universal beneficiary of all the rights and obligations inherent to each of the assets that GFInbursa grants it, in a single transfer, under the terms of the resolutions adopted in this assembly.

i) The system of several liability set forth in Item d) of Article 228 Bis of the General Corporation and Partnership Law shall not be applicable since GFInbursa shall not transfer liabilities to the Spin-Off Corporation.

j) The spin-off resolution shall be filed before a notary public and inscribed in the Public Commercial Registry corresponding to the domicile of GFInbursa, as the corporation spun off from, and an extract thereof shall be published in the Federal Official Gazette and in a newspaper of major circulation in the State corresponding to said domicile. Said extract shall cover the requirements set forth in Article 228 Bis of the General Corporation and Partnership Law.

k) Under the terms of Article 228 Bis, Section V, of the General Corporation and Partnership Law, and in accordance with the agreements adopted in this meeting, this spin-off shall become effective (1) once forty-five calendar days shall have transpired from the time the spin-off resolutions shall have been inscribed in the Public Commercial Registry in the domicile of the corporation being spun off from; (2) once the requirements to which the foregoing Point j) have been published without any challenge raised by the creditors; and (3) once the spin-offs from Promotora Inbursa, Pensiones Inbursa, Banco Inbursa, Seguros Inbursa and Fianzas Inbursa shall have become effective.

l) Pursuant to the legal provisions in effect in the United States of America, the Spin-Off Corporation could be considered a "U.S. Investment Company" under the U.S. Investment Company Act of 1940 and, under such premise, the Spin-Off Corporation would be subject to the various temporary, regulatory and operating limitations and restrictions that could jeopardize the very Corporation, its directors and shareholders.

In order to avoid the foregoing, the meeting approves the inclusion, in the Spin-Off Corporation's bylaws,

[1] Billion: 10^9 [translator's note].

of restrictions on the admission of "U.S. Persons" as shareholders, as such are defined pursuant to Regulation S of the U.S. Securities Act of 1933, unless they submit a certification declaring: (1) they are not "U.S. persons," or (2) being "U.S. Persons," they also have the double standing of "Qualified Institutional Buyers," as defined in Rule 144A of the U.S. Securities Act of 1933, and "Qualified Purchasers," as defined under Section 2(a)(51) of the U.S. Investment Company Act of 1940.

By virtue of the foregoing restrictions, the shares representing the Spin-Off Corporation's capital stock: (i) may not be distributed and offered in the United States of America; and (ii) may not be deposited in a American Depositary Receipts ("ADR") program in the United States of America.

It should be underscored that the restrictions established to limit participation of "U.S. Persons" as shareholders in the Corporation shall be temporary, such that once the Corporation no longer can be considered a "U.S. Investment Company," even with the elimination of restrictions established for said purposes, said restrictions shall be removed, and the Corporation's shares shall be available for open subscription.

The procedure for certifying the shareholders' standing and the distribution of shares pertaining to the Spin-Off Corporation is described in the following Item p).

m) The inclusion of each and every one of the restrictions to which the immediately foregoing Item l) refers in Article Five of the Spin-Off Corporation's bylaws is approved. Said article is copied below:

ARTICLE FIVE.- The Corporation shall have a foreigners-admission clause. By virtue thereof, present or future foreign shareholders that are legally acknowledged by the Corporation are formally obligated, to the Department of Foreign Affairs, to consider themselves nationals with respect to the Corporation's shares that said foreigners shall have purchased or to which they shall hold title, as well as to the assets, rights, concessions, participation or interest to which the Corporation is titleholder, or the rights and obligations resulting from the agreements to which the Corporation is party with Mexican authorities, and not to invoke, thereby, protection of their governments, under penalty, should they do such, of losing their acquired benefits of corporate participation to Mexico.

Likewise, and for the Corporation's purpose of not being considered a "U.S. Investment Company" under the terms of the U.S. Investment Company Act of 1940, which would imply limitations and restrictions that would jeopardize the Corporation, its counsel and shareholders, "U.S. Persons," as defined by Regulation S of the U.S. Securities Act of 1933, may only hold title to shares representing the Corporation's capital stock when they accredit, to the Corporation's or the securities depository firm's (S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores) satisfaction, or to the satisfaction of the person so designated by the Corporation for said purposes, that, at the time of acquisition of said shares and/or for the time said persons hold title thereto, said "U.S. Persons" are both (i) "Qualified Institutional Buyers," as defined in Regulation 144A of the U.S. Securities Act of 1933, and (ii) "Qualified Purchasers," as defined under Section 2(a)(51) of the U.S. Investment Company Act of 1940, both in effect at the date of the respective confirmation request.

For the foregoing purposes, the Corporation shall have, at all times and whenever it deems necessary, the right to demand that any shareholders submit the documents and certificates that the Corporation may require to accredit that said shareholder (i) is not a "U.S. Person," or (ii) being a "U.S. Person," s/he is also a "Qualified Institutional Buyer" and "Qualified Purchaser," under the terms of the aforementioned legal provisions of the United States of America, in effect as of the date the respective request for information is made.

The documents and certificates required by the Corporation to comply at all times with the aforementioned restrictions shall be submitted prior to acquisition of the shares or at any subsequent moment that the Corporation so requests. Said documents and certificates shall be submitted either directly to the INDEVAL or to the individual or legal entity so designated by the Corporation for said purposes, under the terms and on the forms set forth by the Corporation in compliance with the legal, provisions in effect.

In the case of acquisitions that violate the provisions set forth in the foregoing paragraphs, the Corporation shall have, at all times, the right to deny acknowledgement of the sale or transfer of shares to a "U.S. Person" who does not demonstrate, to the Corporation's satisfaction, that s/he is also both a "Qualified Institutional Buyer" and a "Qualified Purchaser" under the terms set forth in the bylaws, in which case, said person shall not be acknowledged as a shareholder of the Corporation and, thus, may not exercise the business and financial rights inherent in the acquired shares.

For said purposes, the Corporation shall not inscribe said share transfers effected in violation ofthe provisions set forth in this article in the share registry.

In the cases whereby the requirements and formalities set forth in this article of the corporate bylaws have not been fulfilled, and as long as said situation is not remedied to the Corporation's satisfaction, the certificates or lists to which Article 78 of the Securities Exchange Law refers shall not demonstrate title to the acquired shares, the right to attend the Corporation's shareholders' meetings shall not be honored, the right to inscription in the Corporation's Shareholder Registry shall not be granted, and the shareholder shall not be allowed to exercise any legal action whatsoever with regard to such.

Should any of the Corporation's shareholders, whenever the Corporation requires, be unable to prove, via the aforementioned documents and certificates, (i) s/he is not a "U.S. Person," or (ii) being such, s/he is both a "Qualified Institutional Buyer" and a "Qualified Purchaser," said shareholder shall be obligated to pay liquidated damages to the Corporation equivalent to the market value of the shares purchased or acquired in violation of the provisions set forth in this article. Said liquidated damage shall be applicable for onerous or gratuitous acquisitions. The aforementioned liquidated damages shall be paid within ten business days following the date of the prohibited purchase or acquisition, taking into account the market value of the share effective on the date said damages are paid.

The foregoing restrictions are agreed in order for the Corporation not to be considered a "U.S. Investment Company" under the terms of the U.S. Investment Company Act of 1940 and shall remain in effect for the extent that said possibility exists. Once there is no possibility that the Corporation be considered a "U.S. Investment Company" even with the elimination of the agreed restrictions, said restrictions shall no longer render effects, and the shares may be openly subscribed, provided application of the stipulation set forth in the first paragraph of this article.

The new system applicable to the Corporation shall be in effect as of the date on which the Corporation informs the investing public, by means of the issuance of a notice of a significant event, via the Mexican Stock Market or any other mechanism set forth by law or in the corporate bylaws, whereby it states there is no possibility that the Corporation be considered a "U.S. Investment Company" notwithstanding the elimination of the foregoing restrictions.

n) The incorporation of the Spin-Off Corporation, accounting for the foregoing restrictions, is approved.

o) Inscription of the Spin-Off Corporation's incorporating public deed in the Public Commercial Registry of the Federal District is approved.

p) The adoption of the distribution mechanism for the Spin-Off Corporation's shares among the Corporation's shareholders via the Mexican Stock Market is approved under the following terms:

(i) Delivery of the Spin-Off Corporation's shares shall be effected via the INDEVAL, provided there has a been prior submission of a certificate, from each shareholder, addressed to the institution and to the Spin-Off Corporation, whereby the personal standing of each shareholder with respect to its ability to be a shareholder of the Spin-Off Corporation is certified.

(ii) In order to be able to participate in distribution of the Spin-Off Corporation's shares, it is indispensable that each shareholder certify, within the terms indicated for such, (i) s/he is not a "U.S. Person," or (ii) being a "U.S. Person," s/he is both a "Qualified Institutional Buyer" and a "Qualified Purchaser."

(iii) Shareholders that submit the certification required under the terms of the immediately preceding Number (ii) shall have the right to receive the Spin-Off Corporation's shares and should receive, consequently, one share of the Spin-Off Corporation for each GFInbursa share to which each shareholder holds title.

(iv) Shareholders who do not submit the required certification or who submit such but do not state that they meet the characteristics to which Number (ii) refers shall participate in the distribution of the Spin-Off Corporation's shares under a different mechanism pursuant to the receipt of the equivalent in cash for the value of the shares that correspond to said shareholders; thus, said shares shall be sold on the Mexican Stock Market in exchange for the cash resulting from said sale.

(v) For the purpose of the foregoing, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa or any other brokerage firm chosen by the Corporation's C.E.O. is irrevocably designated and is expressly authorized (a) to carry out the sale, via the stock market, of the Spin-Off Corporation's shares that shall not have been delivered to the shareholders that shall have failed to submit the required certification or that shall have failed to meet the necessary conditions to receive said shares under the terms set forth in Item (ii), and (b) to deliver the cash from said sale to the INDEVAL for distribution to said shareholders.

q) It is approved that the mechanism for distribution of the Spin-Off Corporation's shares among shareholders that hold title to American Depositary Receipts (ADRs) issued based on the Corporation's shares be determined jointly by the Corporation and the depository of the ADR program in compliance with applicable legal and contractual provisions, and Mr. Raúl Humberto Zepeda Ruiz, as the shareholder meeting's special delegate, is instructed to negotiate the establishment of said mechanism with the depository of the ADR program, seeking that the Corporation's ADR holders:

(i) with prior submission of the certification required under the aforementioned terms, receive direct ownership of their shares via the Mexican Stock Market, whenever the foregoing distribution is legally viable and does not violate the legal provisions in effect in the United States of America, or

(ii) receive the amount in cash resulting from the sale of the entirety of the Spin-Off Corporation's shares received by virtue of the spin-off, in the understanding that said sale be effected via the Mexican Stock Market and the proceeds from the sale be distributed among the shareholders in proportion to their shareholding ownership in the Corporation.

THREE.- By virtue of the modification to the Corporation's capital stock as a result of the aforementioned approved spin-off, and subject to obtaining the corresponding authorizations, the reform of Article Seven of GFInbursa's corporate bylaws is approved.

FOUR.- The secretary of the Corporation's board of directors is instructed to update inscription of GFInbursa shares before the National Share Registry and to substitute title of the shares presently deposited in the INDEVAL, as a reflection of the bylaw reforms approved hereby, taking into account that the number of shares issued and the number of GFInbursa's outstanding shares are not modified as part of the spin-off since such are shares without par value.

As GFInbursa and the Spin-Off Corporation shall be share issuers under the terms of the Securities Exchange Law, delivery of the Spin-Off Corporation's shares shall be carried out via the INDEVAL, with prior compliance of the requirements set forth for said distribution. Delivery of the shares representing the Spin-Off Corporation's Capital Stock shall be carried out as of the date, and pursuant to the terms and conditions, determined by the secretary of the Corporation's board of directors, and such shall be made known to the shareholders by means of a notice published in a newspaper of major circulation corresponding to GFInbursa's domicile.

The change in market value with respect to the Corporation's shares as a result of the spin-off and the establishment of the initial market value of the Spin-Off Corporation's shares shall be determined in accordance with the auction procedure or any other procedure established for said purposes by the Mexican Stock Market.

Mr. Raúl Humberto Zepeda Ruiz is expressly authorized to inform the investing public of the legal and financial conditions of the Spin-Off Corporation's share distribution and is authorized to issue the explanatory brochures, notices of significant events and notices to the shareholders that are necessary for said purposes.

FIVE.- The Spin-Off Corporation is authorized to incorporate with a fully registered and paid-in fixed capital stock of $8,607,000,000.00 (eight billion six hundred seven million and 00/100 MXP), represented by 3,000,152,564 (three billion one hundred fifty-two thousand five hundred sixty-four) ordinary series-B-1 shares, which shall be registered, without par-value and fully available to the investing public.

SIX.- All the powers in effect granted by GFInbursa prior to the date on which the spin-off becomes effective shall remain in effect under the terms granted until the Corporation so decides to modify, limit or reverse such.

SEVEN.- The Corporation's board of directors shall have the most extensive authority to determine the forms and mechanisms to formalize the agreements adopted in this meeting and to adopt the measures related to execution of the spin-off and not expressly set forth in the resolutions.

III. Discussion and, as the case may be, approval for inscription of the shares issued by the Spin-Off Corporation before the National Share Registry for subsequent listing and trading thereof on the Mexican Stock Market. Resolutions concerning such.

ONE.- Approval is given to carry out all necessary acts in order for the entirety of the series-B-1 shares representing the Spin-Off Corporation's capital stock be inscribed in the National Share Registry, listed on the Mexican Stock Market and deposited before the INDEVAL for listing on the stock market.

TWO.- Mr. Raúl Humberto Zepeda Ruiz and Ms. Verónica Ramírez Villela are designated as special delegates of this shareholders' meeting to file the necessary paperwork and take the necessary actions before the National Banking and Securities Commission, the National Share Registry, the Mexican Stock Market and the INDEVAL to (i) update the registration of the Corporation's shares; (ii) register, list and deposit the shares issued by the Spin-Off Corporation for their trading on the Mexican Stock Market; and (iii) implement mechanisms for distribution of the Spin-Off Corporation's shares based on the rules approved by the shareholders' meeting with respect to the foregoing point in the agenda.

IV. Discussion and, as the case may be, approval for partial modification of the Corporation's bylaws. Resolutions concerning such.

ONE.- Subject to obtaining the corresponding authorization from the Department of the Treasury and Public Credit, modification of Articles Seven and Thirty-Four of GFInbursa's corporate bylaws is approved.

V. Designation of special delegates to implement and notarize the resolutions adopted by the shareholders' meeting. Resolutions concerning such.

ONE. Messrs. Marco Antonio Slim Domit and Raúl Humberto Zepeda Ruiz and Ms. Verónica Ramírez Villela are designated as special delegates of the shareholders' meeting. Said persons shall have the most ample authority in order, separately or together, to: i) implement all acts of any nature that are necessary or prudent for execution of the resolutions adopted by this shareholders' meeting; ii) issue the authenticated copies of these presents should such be required; iii) appear before a notary public of their choosing to file the official copy of the certificate of this shareholders' meeting and, of their own or via persons they so designate, file the inscriptions with the Public Commercial Registry as necessary; iv) proceed to certify the corporate bylaws; v) make any modifications whatsoever to the text of these presents that are prudent pursuant to the requirements set forth by competent authorities: and, in general, vi) implement any acts or deeds necessary in order for the meeting's resolutions to be duly and fully notarized and executed.

Notice of GRUPO FINANCIERO INBURSA, S.A. DE C.V.'s Rights

Date of Receipt in the Mexican Stock Market (BMV): May 25, 2005. 13:00:00.0 hours

Prefix:
DERECHOS

Ticker Symbol:
GFINBUR

Series:
O

Corporate Name:
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Type of Shareholders' Meeting:
EXTRAORDINARY

Date of Shareholders' Meeting:
May 25, 2005

Date of Publication:
May 25, 2005

Notice to Shareholders:
By means of agreement made at Grupo Financiero Inbursa, S.A. de C.V.'s general extraordinary shareholders' meeting, held May 25, 2005, spin-off from the Corporation (hereinafter the "Corporation Spun Off From" or the "Corporation") was approved. It was agreed that two distinct and independent asset-owning entities are to exist, without dissolution of the former, and the former shall make a single transfer of a part of its assets and capital to a new variable-capital corporation resulting from the spin-off and denominated, preferably, Impulsora del Desarrollo Económico de América Latina, S.A. de C.V. (hereinafter the "Spin-Off Corporation").

The Corporation's spin-off shall be carried out as follows:

1. The spin-off shall be carried out taking into account (i) the Corporation's financial statements through December 31, 2004 and (ii) the Corporation's and Spin-Off Corporation's proforma spin-off balances at the time of the latter's incorporation, with figures through September 30, 2004. Said figures shall be updated to the amounts registered at the time the spin-off becomes effective. The Corporation shall transfer, to the Spin-Off Corporation, the assets and capital described in the Corporation's proforma balance.

2. As a result of the spin-off, the Corporation Spun Off From shall remain with its actual corporate name and shall reduce its paid-in capital stock to $2,593,825,262.39 (two billion[2] five hundred ninety-three million eight hundred twenty-five thousand two hundred sixty-two and 39/100 MXN), represented by 3,134,l828,964 series-O shares, which shall be ordinary, registered and without par value.

3. Pursuant to the proforma spin-off balances through September 30, 2004, the Spin-Off Corporation shall hold title to assets totaling $7,644,668,517.82 and a net worth of the same amount. Said figures shall be updated and adjusted to the amounts registered at the time the spin-off becomes effective.

4. The Spin-Off Corporation shall be incorporated with a paid-in, registered capital stock totaling $8,607,000,000.00 (eight billion six hundred seven million and 00/100 MXP), represented by 3,000,152,564 series-B-1 shares, which shall be ordinary, registered and without par value.

5. The account balances of the net fiscal revenue, reinvested net fiscal revenue, and start-up capital shall be distributed between the Corporation Spun Off From and the Spin-Off Corporation pursuant to the provisions set forth in fiscal provisions in effect.

6. The spin-off shall become effective for the Corporation Spun Off From, the Spin-Off Corporation, the shareholders' of the foregoing, and all accounting and tax purposes as of the date on

---

[2] Billion: 10^9 [translator's note].

which the incorporating deed of the Spin-Off Corporation is granted under the hand and seal of a certifying public officer and before third parties in the term set forth in Article 228 bis of the General Corporation and Partnership Law.

7. The capital stock and net worth that correspond to the Spin-Off Corporation's initial equity shall be transferred to said corporation on the date on which said corporation is incorporated under the hand and seal of a certifying public officer.

8. By virtue of the spin-off, the Spin-Off Corporation shall be universal beneficiary of all the rights and obligations inherent to each of the assets that the Corporation shall transfer thereto in a single transfer. It should be noted that the Corporation Spun Off From shall not transfer liabilities to the Spin-Off Corporation as part of the spin-off.

9. By virtue of the fact that the Spin-Off Corporation, pursuant to the legal provisions in effect in the United States of America, could be considered a "U.S. Investment Company" under the terms set forth in the U.S. Investment Company Act of 1940, whereby said corporation would be subject to various regulatory and operating limitations and restrictions that could jeopardize the Corporation, its directors and shareholders, it is considered necessary to approve inclusion, in the Spin-Off Corporation's bylaws, of restrictions on the admission of shareholders that are "U.S. Persons," as such are defined under Regulation S of the U.S. Securities Act of 1933.

10. By virtue of said restrictions, only the individuals and/or legal entities that certify the following, to said corporation, may participate as shareholders of the Spin-Off Corporation:

(i) they are not "U.S. Persons," as such are defined under Regulation S of the U.S. Securities Act of 1933; or

(ii) being "U.S. Persons," they are also both "Qualified Institutional Buyers," as defined in Rule 144A of the U.S. Securities Act of 1933 and "Qualified Purchasers," as defined under Section 2(a)(51) of the U.S. Investment Company Act.

11. The participation restrictions for "U.S. Persons" as shareholders of the Spin-Off Corporation shall be temporary and shall be in effect while the Spin-Off Corporation can be considered a "U.S. Investment Company" under the legal provisions in effect in the United States of America. Once the Spin-Off Corporation announces, to the investing public, there is no possibility that it be considered a "U.S. Investment Company," even with the elimination of said agreed restrictions, the restriction for participation by "U.S. Persons" as shareholders of the Spin-Off Corporation shall be eliminated, and the Spin-Off Corporation's shares shall be available for open subscription.

12. Considering the aforementioned rules, and with regard to the shareholders who bear title to shares of the Corporation Being Spun Off From via the Mexican Stock Market, the mechanism for share distribution shall be as follows:

(i) Once the Spin-Off Corporation's shares have been inscribed in the National Share Registry and listed on the Mexican Stock Market, the Spin-Off Corporation's shares shall be delivered via the securities depository firm (INDEVAL), with prior submission of a certificate from each shareholder, addressed to said institution and the Spin-Off Corporation, indicating the personal status sustaining the ability to be a shareholder of the Spin-Off Corporation.

(ii) By virtue of the foregoing, and in order to be able to participate in the distribution of the Spin-Off Corporation's shares, it is indispensable that the shareholders certify, in the term indicated fore such: (i) they are not "U.S. Persons;" or (ii) being "U.S. Persons," they are also both "Qualified Institutional Buyers" as defined in Rule 144A of the U.S. Securities Act of 1933, and "Qualified Purchasers," as defined under Section 2(a)(51) of the U.S. Investment Company Act of 1940.

(iii) Shareholders that submit the required certification under the terms of the immediately preceding Number (ii) shall have the right to receive the Spin-Off Corporation's shares and correspondingly should receive one Spin-Off Corporation share for each share of the Corporation Being Spun Off From to which they shall have held title.

(iv) Shareholders who do not submit the required certification or who submit such but do not state that they meet the characteristics to which Number (ii) refers shall participate in the distribution of the Spin-Off Corporation's shares under a different mechanism pursuant to the receipt of the equivalent in cash for the value of the shares that correspond to said shareholders; thus, said shares shall be sold on the Mexican Stock Market in exchange for the cash resulting from said sale. For the purpose of the foregoing, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa or any other brokerage firm chosen by the Corporation's C.E.O. is irrevocably designated and is expressly authorized (a) to carry out the sale, via the stock market, of the Spin-Off Corporation's shares that shall not have been delivered to the shareholders that shall have failed to submit the required certification or that shall have failed to meet the necessary conditions to receive said shares under the terms set forth in Item (ii), and (b) to deliver the proceeds from said sale to the INDEVAL for distribution to said shareholders.

13. It is approved that the mechanism for distribution of the Spin-Off Corporation's shares among shareholders that hold title to American Depositary Receipts (ADRs) issued based on the Corporation's shares be determined jointly by the Corporation and the depository of the ADR program in compliance with applicable legal and contractual provisions, and Mr. Raúl Humberto Zepeda Ruiz, as the shareholders' meeting's special delegate, is instructed to negotiate establishment of said mechanism with the depository of the ADR program, seeking that the Corporation's ADR holders:

(i) with prior submission of the certification required under the aforementioned terms, receive direct ownership of their shares via the Mexican Stock Market, whenever the foregoing distribution is legally viable and does not violate the legal provisions in effect in the United States of America, or

(ii) receive the amount in cash resulting from the sale of the entirety of the Spin-Off Corporation's shares received by virtue of the spin-off, in the understanding that said sale shall be effected via the Mexican Stock Market and the cash from the sale be distributed among the shareholders in proportion to their shareholding ownership in the Corporation.

Pursuant to the provisions set forth in Article 228 Bis, Section V, of the General Corporation and Partnership Law, the complete text of the foregoing resolutions and the Corporation's proforma spin-off balances are available to the Corporation's shareholders, creditors and respective beneficiaries at the main offices located at Paseo de las Palmas No. 736, colonia Lomas de Chapultepec, delegación Miguel Hidalgo, código postal 11000, México, Distrito Federal, for a term of 45 business days from the date thw spin-off agreement is effectively inscribed in the Public Commercial Registry and this notice is made public.

Mexico City, Federal District. May 25, 2005
Mr. Raúl Humberto Zepeda Ruiz
Secretary of the Board of Directors and
Special Delegate of the Shareholders' Meeting

Call to the Annual Extraordinary Meeting for Shareholders of GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Date of Receipt in the Mexican Stock Market (BMV): May 09, 2005. 13:31:00.0 hours

Prefix:
CONVEXTR

Ticker Symbol:
GFINBUR

Series:

Corporate Name:
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Type of Shareholders' Meeting:
EXTRAORDINARY

Date of Shareholders' Meeting:
May 25, 2005

Location:
PASEO DE LAS PALMAS NO. 736, COL. LOMAS DE CHAPULTEPEC, DELEG. MIGUEL HIDALGO, C.P. 11000, MEXICO, DISTRITO FEDERAL

Time:
10:00

Agenda:

I. Discussion and approval of the proposal to convert the Corporation's shares temporarily into shares without par value. Resolutions concerning such.

II. Discussion and approval of the proposal to spin off from the Corporation, with the Corporation remaining as the corporation spun off from and transferring, in a single transfer, a part of its assets and capital to a variable-capital corporation by virtue of the spin-off. Resolutions concerning such.

III. Discussion and, as the case may be, approval to inscribe the shares issued by the Spin-Off Corporation under the National Share Registry and subsequently to list such for trading on the Mexican Stock Exchange. Resolutions concerning such.

IV. Discussion and, as the case may be, approval of partial modification of the Corporation's bylaws. Resolutions concerning such.

V. Designation of the special delegates to implement and notarize the resolutions adopted by the shareholders' meeting. Resolutions concerning such.

Attendance Requirements:
In order for shareholders to attend and vote at the shareholders' meeting, they shall obtain their admission ticket at Paseo de las Palmas No. 736, Piso (-) 1, colonia Lomas de Chapultepec, delegación Miguel Hidalgo, código postal 11000, México, D.F. (tel: 5625-4900, ext. 3318) between 9:00 a.m. and 2:00 p.m. and between 4:00 p.m. and 6:00 p.m. no later than May 20, 2005. The admission cards shall be issued to those shareholders that solicit such in a timely manner and accredit their standing as shareholder with proof thereof issued by the securities depository firm (INDEVAL), complemented, as the case may be, with the lists to which Article 78 of the Securities Exchange Law refers. Shareholders may be represented by attorneys-in-fact who accredit their standing by means of a power-of-attorney granted in accordance with the forms drawn up by the Corporation under the terms set forth in Article 22 of the Law to Regulate Financial Groups and Article 14 bis 3, Section VI, of the Securities Exchange Law.

As of this date, the aforementioned forms, information and documents related to each of the points of the agenda are available to the shareholders immediately and free of charge.

Call to the Annual Extraordinary Meeting for Shareholders of GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Date of Receipt in the Mexican Stock Market (BMV): May 9, 2005. 13:31:00.0 hours

Prefix:
CONVEXTR

Ticker Symbol:
GFINBUR

Series:

Corporate Name:
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Type of Shareholders' Meeting:
EXTRAORDINARY

Date of Shareholders' Meeting:
May 25, 2005

Location:
PASEO DE LAS PALMAS NO. 736, COL. LOMAS DE CHAPULTEPEC, DELEG. MIGUEL HIDALGO, C.P. 11000, MEXICO, DISTRITO FEDERAL

Time:
10:00

Agenda:

I. Discussion and approval of the proposal to convert the Corporation's shares temporarily into shares without par value. Resolutions concerning such.

II. Discussion and approval of the proposal to spin off from the Corporation, with the Corporation remaining as the corporation spun off from and transferring, in a single transfer, a part of its assets and capital to a variable-capital corporation by virtue of the spin-off. Resolutions concerning such.

III. Discussion and, as the case may be, approval to inscribe the shares issued by the Spin-Off Corporation under the National Share Registry and subsequently to list such for trading on the Mexican Stock Exchange. Resolutions concerning such.

IV. Discussion and, as the case may be, approval of partial modification of the Corporation's bylaws. Resolutions concerning such.

V. Designation of the special delegates to implement and notarize the resolutions adopted by the shareholders' meeting. Resolutions concerning such.

Attendance Requirements:
In order for shareholders to attend and vote at the shareholders' meeting, they shall obtain their admission ticket at Paseo de las Palmas No. 736, Piso (-) 1, colonia Lomas de Chapultepec, delegación Miguel Hidalgo, código postal 11000, México, D.F. (tel: 5625-4900, ext. 3318) between 9:00 a.m. and 2:00 p.m. and between 4:00 p.m. and 6:00 p.m. no later than May 20, 2005. The admission cards shall be issued to those shareholders that solicit such in a timely manner and accredit their standing as shareholder with proof thereof issued by the securities depository firm (INDEVAL), complemented, as the case may be, with the lists to which Article 78 of the Securities Exchange Law refers. Shareholders may be represented by attorneys-in-fact who accredit their standing by means of a power-of-attorney granted in accordance with the forms drawn up by the Corporation under the terms set forth in Article 22 of the Law to Regulate Financial Groups and Article 14 bis 3, Section VI, of the Securities Exchange Law.

As of this date, the aforementioned forms, information and documents related to each of the points of the agenda are available to the shareholders immediately and free of charge.

Agreements Made at the GRUPO FINANCIERO INBURSA, S.A. DE C.V.'s Extraordinary Shareholders' Meeting

Date of Receipt in the Mexican Stock Market (BMV): April 14, 2005. 14:16:00.0 hours

Prefix:
ACUEEXTR

Ticker Symbol:
GFINBUR

Series:

Corporate Name:
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Type of Shareholders' Meeting:
EXTRAORDINARY

Date of Shareholders' Meeting:
April 13, 2005

Percentage of Shareholders in Attendance:
98.1

Payment Date:

Agreements:
GRUPO FINANCIERO INBURSA, S.A. DE C.V.
GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING
APRIL 13, 2005
10:00 A.M.

The following are among the most important resolutions made at Grupo Financiero Inbursa, S.A. de C.V.'s general extraordinary shareholders' meeting, held on April 13, 2005 at 10:00 a.m.:

I. Proposal to reform part of the Corporation's bylaws. Resolutions concerning such.

ONE.- Subject to obtaining authorization from the Department of the Treasury and Public Credit, modification of Article Seven and Twenty-Two of the corporate bylaws is approved so as to read as follows:

Article Seven.- The capital stock is variable. The Capital stock is comprised of ordinary capital stock and may also be comprised of an additional part.

The ordinary capital stock shall be structured as follows: fixed capital without the right to withdrawal totals $3,135,542,863.50 (three billion[3] one hundred thirty-five million five hundred forty-two thousand eight hundred sixty-three and 50/100 MXP), which is represented by 3,134,828,964 (three billion one hundred thirty-four million eight hundred twenty-eight thousand nine hundred sixty-four) ordinary, registered series-O shares with a par value of $1.000227731563 each, and entirely subscribed and paid-in.

The additional capital stock shall be represented by series-L shares that may be issued for up to an amount equivalent to 40% (forty percent) of the Corporation's ordinary capital stock, with prior authorization from the National Banking and Securities Commission.

Series-L and series-O shares shall be of open subscription.

Foreign entities that have authoritative powers may not participate, in any manner whatsoever, in the Corporation's capital stock. Mexican financial entities may also not participate, including those that are part of the group, unless they are acting as institutional investors under the terms set forth in Article 19 of the Law to Regulate Financial Groups or any other corporations in which the Corporation participates indirectly.

[3] Billion: 10^9 [translator's note].

Likewise, the members of the group may not participate in the capital of legal entities that are shareholders in the Corporation or in other participants of the group.

Persons or entities that acquire or transfer series-O shares worth more than two percent of the this holding Corporation's capital stock shall notify the Department of the Treasury and Public Credit within three business days of the corresponding purchase or transfer.

Acquisition, in a single act or succession of acts, by any individual or entity, of shares representing the Corporation's capital stock shall be governed by the following rules:

a. For all share acquisitions representing five percent of the Corporation's outstanding capital or more, prior authorization shall be required by the Corporation's board of directors under the terms set forth in Articles 128, 129 and 130 of the General Corporation and Partnership Law and by the Department of the Treasury and Public Credit under the terms of Article 20 of the Law to Regulate Financial Groups. Acquisitions made in one or more acts to obtain or increase individual share participation to a percentage equal to or greater than five percent of the Corporation's outstanding capital, without obtaining prior authorization from the board of directors, shall not be inscribed in the Corporation's Shareholder Registry, and those obtaining said shares shall not be able to exercise the business and financial rights inherent in said shares. An exception to the requirement to obtain authorization from the board of directors are those shareholders who individually hold title to five percent or more of the Corporation's outstanding capital stock such that said shareholders may increase their share participation freely without requiring the board of director's authorization. Also exempted from said requirement are operations whereby shareholders individually holding title to five percent or more of the Corporation's outstanding capital stock transfer their share participation, in whole or in part, in excess of five percent via donation or inheritance to persons to whom they are directly related, without a limit on the degree of said relation. The foregoing exceptions do not exempt said shareholders from the obligation to submit the necessary notices to the proper authorities and, in general, to comply with the requirements necessary for making said purchases under the terms of applicable legal provisions. Acquisitions obtained in violation of the provisions set forth in Article 20 of the Law to Regulate Financial Groups shall not be inscribed in the Corporation's Shareholder Registry under the terms set forth in Article 21 of said Law, notwithstanding the sanctions that may be levied under the terms of said applicable legal provision.

b. In addition to the authorizations required in the foregoing paragraph, the acquisition of thirty percent or more of the Corporation's outstanding capital must comply with the requirements set forth in Article 20 of the Law to Regulate Financial Groups as pertinent and in other applicable administrative provisions issued by the Department of the Treasury and Public Credit and/or National Banking and Securities Commission. Acquisitions obtained in violation of the foregoing may not be inscribed in the Corporation's Shareholder Registry, and holders of said shares may not exercise the corporate rights inherent in said shares under the terms set forth in Article 21 of the Law to Regulate Financial Groups and in the provisions concerning purchases of shares from share issuers as presented by the Department of the Treasury and Public Credit, notwithstanding the sanctions that may be levied under the terms of applicable legal provisions.

In all cases, purchases of shares representing the Corporation's capital stock shall be subject to the provisions of the Law to Regulate Financial Groups, the Securities Exchange Law, the Department of the Treasury and Public Credit (administrative provisions) and/or the National Banking and Securities Commission, and to other applicable provisions.

The shares representing the capital stock shall confer equal rights and obligations upon the bearers thereof within each series. Each series-O share shall confer the right to a vote in the shareholders' meeting. Series-L shares shall grant limited voting and shall grant the right to vote only for matters related to a change in purpose, merger, spin-off/split, transformation, dissolution and liquidation as well as for cancellation of inscription thereof in any securities market. Moreover, and pursuant to the agreements that may come to be adopted by the shareholders' meeting that approves issuance, series-L shares may confer the right to receive a preferential and accumulative dividend as well as a dividend greater than those shares representing ordinary capital. Under no circumstances may the dividends of series-L shares be less than those of the other series.

The provisional certificates or definitive deeds to the shares shall be signed by the members of the board of directors, said signatures permitted in the form of stamp or copy, under the terms set forth in Article 125, Section VIII of the General Corporation and Partnership Law.

Said certificates or deeds shall satisfy all the other requirements set forth in said article, may include attached registered, numbered coupons for payment of dividends, and shall contain, in a visible location, the stipulation to which Articles Six and Seven of these bylaws refer.

The corporation may operate with its own shares in the stock market with prior authorization from the National Banking and Securities Commission, subjecting itself to the provisions set forth in Rule Eighteen, Section II, of the General Rules for Incorporation and Operation of Financial Groups."

Article Twenty-Two.- Administration and representation of the Corporation shall be entrusted to the board of directors, which shall be comprised of at least five shareholding board members, of which at least twenty-five percent shall be independent. Independent board member means a person who qualifies as such, as determined by the Law to Regulate Financial Groups, the Securities Exchange Law and other applicable provisions.

Shareholders that represent at least ten percent of the Corporation's paid-in capital shall have the right to designate a board member. The nomination of minority board members may only be revoked when all board members are revoked."

TWO.- It is attested that the remainder of the corporate bylaws shall not be modified whatsoever and shall remain under their present terms, in full legal effect.

GRUPO FINANCIERO INBURSA, S.A. DE C.V.

INSURGENTES SUR No. 3500
COLONIA PEÑA POBRE
C. P. 14060, MEXICO, DISTRITO FEDERAL

EXPLANATORY BROCHURE OF THE MAJOR CORPORATE RESTRUCTURING UNDER THE TERMS OF ARTICLE 35, SECTION I, OF THE "GENERAL PROVISIONS APPLICABLE TO SECURITIES ISSUERS AND OTHER SECURITIES-MARKET PARTICIPANTS," PUBLISHED IN THE FEDERAL OFFICIAL GAZETTE ON MARCH 19, 2003.

MAY 10, 2005

Summary of the Major Corporate Restructuring	Ejecution of a series of corporate acts leading to a spin-off from Grupo Financiero Inbursa, S.A. de C.V. ("GFInbursa") and various subsidiaries, with the result being the incorporation of a variable-capital corporation that shall be known as "Impulsora del Desarrollo Económico de América Latina, S.A. de C.V." ("IDEAL"), which shall be identified as IDEAL and shall be dedicated primarily to the purchase, control and administration of subsidiaries directly or indirectly dedicated to the purchase, construction, use, administration, maintenance and/or conservation of infrastructure works in Mexico and Latin America. Subject to obtaining the corresponding authorizations, IDEAL shares shall be listed on the Mexican Stock Market.
Shares issued by Grupo Financiero Inbursa, S.A. de C.V.	Only the par value, accounting value and market value of GFInbursa shares shall be modified as a consequence of the Major Corporate Restructuring described in this brochure. Save for the foregoing modifications, GFInbursa shares shall retain their present characteristics. IDEAL shares shall be inscribed in the National Share Registry (RNV) and listed on the Mexican Stock Market (BMV) for trading in Mexico. IDEAL can be considered an investment company pursuant to the U.S. Investment Company Act of 1940. In part, due to the concerns derived from the IDEAL's potential status under the securities laws of the United States of America, the shares representing IDEAL's capital stock shall not be distributed in the United States of America nor to "U.S. persons," unless said persons are "Qualified Purchasers," as said term is defined in the U.S. Investment Company Act of 1940, and "Qualified Institutional Buyers," as said term is defined in Regulation 144A of the U.S. Securities Act of 1933. IDEAL shall have a foreigners-admission clause; nevertheless, "U.S. Persons," as defined in Regulation S under the U.S. Securities Act of 1993, may not purchase said shares without first accrediting, before the securities depository firm ("INDEVAL") and/or a GFInbursa, that, in addition to being "U.S. Persons," they are both (i) "Qualified Institutional Buyers" under the terms set forth in Regulation 144A of the U.S. Securities Act of 1933 and (ii) "Qualified Purchasers" under the terms of Section 2(a)(51) of the U.S. Investment Company Act of 1940, both acts being in effect on the date IDEAL shares are distributed. By virtue of the corporate restrictions set forth in IDEAL's corporate bylaws, IDEAL shall not have an American Depositary Receipts ("ADR") program in the United States of America.

	Given the foregoing, GFInbursa shares presently deposited under a limited ADR program in the United States of America may not participate in the distribution of IDEAL shares. To date, GFInbursa and the depository of said ADR program are setting up the necessary mechanism to restrict distribution of IDEAL shares in the United States in compliance with the legal provisions in effect and to protect investors' interests. By virtue of the restrictions placed on participation in IDEAL's capital stock, GFInbursa's shareholders, in order to have the right to participate in the distribution of IDEAL shares, must submit, to the INDEVAL, a written certificate signed by each shareholder whereby the shareholder declares, under oath, that, as of the date of distribution and delivery of IDEAL shares, said shareholder (i) is not a "U.S. Person" or (ii) being a "U.S. Person," is both a "Qualified Institutional Buyer" and a "Qualified Purchaser," under the terms set forth in the aforementioned legal provisions of the United States of America that are in effect as of the date of the distribution of IDEAL shares. GFInbursa shareholders that do not submit said certificate exactly under the established terms and pursuant to the certificate model required by GFInbursa and/or the INDEVAL shall not have the right to participate in the distribution of IDEAL shares. The distribution of IDEAL shares shall be effected by means of the INDEVAL during a period set forth in the terms established in the notice that GFInbursa shall publish in a major newspaper to inform its shareholders. Should the INDEVAL retain IDEAL shares at the end of the distribution period for said shares, and should such not have been distributed to GFInbursa shareholders by virtue of their failure to submit, to the INDEVAL, the certificate required by the issuer's corporate bylaws, said shares shall be delivered to Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa for sale thereof on the stock market. Said sale shall be held for a period of no fewer than two days. Once said term shall have transpired, the product of the sale of said shares shall be delivered to the INDEVAL for distribution thereby among the shareholders that shall not have submitted the certificate solicited by the INDEVAL as a requirement for receiving the IDEAL shares corresponding thereto. In addition, shareholders should consult with their tax consultant so as to understand the impact of investing in shares representing IDEAL's capital stock.

Ticker Symbol: "GFINBUR"

The series-O shares with ticker symbol "GFINBUR" representing the fixed capital stock of Grupo Financiero Inbursa, S.A. de C.V. are inscribed in the National Share Registry and are listed on the Mexican Stock Exchange.

Inscription in the National Share Registry does not imply the certification of the share's leverage or the issuer's creditworthiness.

INDEX

SECTION 1: INFORMATION ON THE MAJOR CORPORATE RESTRUCTURING OF GRUPO FINANCIERO INBURSA, S.A. DE C.V.

1. EXECUTIVE SUMMARY

a) Glossary of Terms and Definitions

GFINBUR shares	Ordinary, registered series-O shares, listed on the BMV with ticker symbol "GFINBUR" and representative of GFInbura's fixed capital stock.
IDEAL shares	Ordinary, registered series-B-1 shares, without par value and representative of IDEAL's fixed capital stock.
Banco Inbursa	Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa.
Banxico	Bank of Mexico (Banco de México).
BMV	Mexican Stock Market (Bolsa Mexicana de Valores, S.A. de C.V.).
CFC	Federal Antitrust Commission.
CFF	Federal Tax Code.
CNBV	National Banking and Securities Commission.
CNSF	National Insurance and Bond Commission.
Desarrollo Ideal	Desarrollo de América Latina, S.A. de C.V. – the company resulting from the simultaneous spin-offs from Pensiones Inbursa, Banco Inbursa, Seguros Inbursa y Fianzas Inbursa.
Provisions	The "General Provisions Applicable to Securities Issuers and Other Securities-Market Participants," published in the Federal Official Gazette on March 19, 2003.
Fianzas Inbursa	Fianzas Guardiana Inbursa, S.A., Grupo Financiero Inbursa.
GFInbursa	Grupo Financiero Inbursa, S.A. de C.V.
IDEAL or the "New Issuer"	Impulsora del Desarrollo Económico de América Latina, S.A. de C.V. – the resulting corporation from the GFInbursa spin-off.
Inversora Bursátil	Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa.

INDEVAL	Securities depository firm (S.D. INDEVAL, S.A. de C.V., Institución para el Depósito de Valores).
LFCE	Federal Antitrust Law.
LIC	Banking Law.
LGISMS	General Law of Mutual Insurance Companies and Institutions.
LGSM	General Corporation and Partnership Law.
LRAF	Law to Regulate Financial Groups.
Mancera	Mancera, S. C. - part of Ernst & Young Global.
Mexico	The United Mexican States.
Pensiones Inbursa	Pensiones Inbursa, S.A., Grupo Financiero Inbursa.
First Spin-Off	The spin-off from Promotora Inbursa, which is the company spun-off from that, without dissolving, shall give rise to Promotora Ideal, as the spin-off corporation.
Promotora Ideal	Promotora del Desarrollo de América Latina, S.A. de C.V. - the corporation resulting from the Promotora Inbursa spin-off.
Promotora Inbursa	Promotora Inbursa, S.A. de C.V.
Pesos	The legal currency in Mexico.
Major Corporate Restructuring	The celebration of the First, Second and Third Spin-Offs under the terms described in this brochure.
RNV	National Share Registry.
SAT	Federal Tax Bureau.
Second Spin-Off	The combination of simultaneous spin-offs from Pensiones Inbursa, Banco Inbursa, Seguros Inbursa and Fianzas Inbursa, which are all the corporations spun-off from that, without dissolving, shall give rise to a single spin-off corporation denominated Desarrollo Ideal.
Seguros Inbursa	Seguros Inbursa, S.A., Grupo Financiero Inbursa
SHCP	Department of the Treasury and Public Credit.

Third Spin-Off	The spin-off from GFInbursa, which is the corporation spun-off from that, without dissolving, shall give rise to a IDEAL, as the spin-off corporation.

[Space left blank intentionally]

b) Summary of the Major Corporate Restructuring

The Major Corporate Restructuring described in this brochure shall be carried out by means of execution of a series of corporate acts leading to the spin-off from GFInbursa and various of its subsidiaries, with the final result being the incorporation of a variable-capital corporation known as IDEAL. IDEAL shall be dedicated primarily to the purchase, control and administration of subsidiaries directly or indirectly dedicated to the purchase, construction, use, administration, maintenance and/or conservation of infrastructure works in Mexico and Latin America. Subject to obtaining the corresponding authorizations, IDEAL shares shall be listed on the Mexican Stock Market.

2. DETAILED INFORMATION CONCERNING THE TRANSACTION

a) Objective of the Major Corporate Restructuring

The incorporation of a new economic group controlled by IDEAL, which shall be dedicated primarily to the purchase, control and administration of subsidiaries directly or indirectly dedicated to the purchase, construction, use, administration, maintenance and/or conservation of infrastructure works in Mexico and Latin America.

b) Detailed Description of the Major Corporate Restructuring

GFInbursa is a variable-capital corporation authorized by the SHCP since 1992 to operate as a holding company of a financial group under the terms of the LRAF.

As of May 2005, GFInbursa directly holds the following financial entities:

1. Banco Inbursa, a corporation authorized by the SHCP to operate as a full-service bank;

2. Inversora Bursátil, a variable-capital corporation authorized by the SHCP to operate as a brokerage firm;

3. Seguros Inbursa, a corporation authorized by the SHCP to operate as an insurance company;

4. Pensiones Inbursa, a corporation authorized by the SHCP to operate as an insurance institution specializing in pension insurance vis-à-vis social-security laws;

5. Fianzas Inbursa, a corporation authorized by the SHCP to operate as a surety company;

6. Operadora Inbursa de Sociedades de Inversión, S.A. de C.V., Grupo Financiero Inbursa, a variable-capital corporation authorized by the CNBV to operate as a mutual-fund management company; and

7. Arrendadora Financiera Inbursa, S.A. de C.V., Organización Auxiliar del Crédito, Grupo Financiero Inbursa, a variable-capital corporation authorized by the SHCP to operate as a financial leasing company.

In addition, GFInbursa is the indirect owner of various financial and non-financial subsidiaries, with the following being the most important:

1. Afore Inbursa, S.A. de C.V., a variable-capital corporation authorized by the SHCP and the CONSAR to operate as a retirement-fund administrator;

2. Inbursa Siefore, S.A. de C.V. and Inbursa Siefore Básica, S.A. de C.V., both variable-capital corporations authorized by the CONSAR to operate as investment corporations specializing in retirement funds;

3. Sinca Inbursa, S.A. de C.V., a variable-capital corporation authorized by the CNBV to operate as a capital-investment fund; and

4. Promotora Inbursa, S.A. de C.V., a variable-capital corporation dedicated to various activities, including the purchase, administration, operation and use of investments in corporations and organizations dedicated to the construction, use, maintenance and administration of infrastructure works in Mexico.

Promotora Inbursa was purchased by Seguros Inbursa and Fianzas Inbursa in the year 2000 (then known as "Concesionaria Chamapa La Venta, S.A. de C.V."), at which time its main asset was the concession to operate, administer and maintain the highway strip known as "La Venta-Chamapa" and to construct, operate, use, administer and maintain its branch to Interlomas.

As of 2000, Promotora Inbursa consolidated its experience in rendering services for the administration and operation of its highway infrastructure works and, at the same time, began diversifying its operations, making various important investments in financial and non-financial assets.

In 2005, by means of its various subsidiaries, Promotora Inbursa purchased the rights under the concessions (i) to construct, operate, use, conserve and maintain the high-specification highway known as Tepic-Villa Unión, and (ii) to use, operate, conserve and maintain the freeway known as Libramiento Nororiente de la Zona Metropolitana de la Ciudad de Toluca (Metro Northeast Beltway in Toluca).

Due to the growth of Promotora Inbursa, and considering the requirements in Mexico for corporations specializing in construction, use, administration and/ maintenance of all manner of infrastructure works, in 2004, GFInbursa deemed it prudent to carry out a corporate restructuring so as to incorporate a new economic group dedicated primarily to the construction and administration of infrastructure works for all sectors and types, a group whose holding company's shares were to be listed on the BMV.

It should be noted that the sole purpose of the corporate restructuring is to create two groups specialized by area; nevertheless, control of both shall be retained by the same investors.

For the purpose of the foregoing, the corporate restructuring plan encompasses the following legal acts:

1. First, the First Spin-Off shall be approved whereby Promotora Inbursa shall be spun-off from, without dissolving and remaining as the corporation spun-off from, and shall give rise to Promotora Ideal, a new corporation regulated by the LGSM.

2. Based on the proforma balances from the Promotora Inbursa/Promotora Ideal spin-off, with figures through September 30, 2004, Promotora Inbursa shall transfer, as part of the spin-off, to Promotora Ideal, and such shall thereby be incorporated with the equity comprising such, assets totaling $10,052,609,801.68 (ten billion[2] fifty-two million six hundred nine thousand eight hundred one and 68/100 MXP), liabilities totaling $2,526,503,211.97 (two billion five hundred twenty-six million five hundred three thousand two hundred eleven and 97/100 MXP) and a net worth totaling $7,526,106,589.71 (seven billion five hundred twenty-six million one hundred six thousand five hundred eighty-nine and 71/100 MXP). Said figures shall be adjusted on the date the Promotora Inbursa spin-off actually becomes effective.

3. After the spin-off, Promotora Inbursa shall continue to hold title to some financial and non-financial investments and, as a result of the spin-off, Promotora Ideal shall be incorporated and shall acquire ownership, among other assets, of the infrastructure investments presently controlled by Promotora Inbursa.

4. It should be noted that, to date, Promotora Inbursa is not a financial entity, as such is defined by the LRAF, and, once incorporated, Promotora Ideal will also not be considered a financial entity.

5. Upon conclusion of the First Spin-Off, the Second Spin-Off shall be carried out. Such shall consist of the simultaneous spin-offs from Pensiones Inbursa, Banco Inbursa, Seguros Inbursa and Fianzas Inbursa, which shall be spun-off from, without dissolving and remaining as the corporations spun-off from, and shall give rise to Desarrollo Ideal, a new corporation regulated by the LGSM.

6. Based on the proforma balances from the Pensiones Inbursa, Banco Inbursa, Seguros Inbursa, Fianzas Inbursa and Desarrollo Ideal spin-off, with figures through September 30, 2004, Pensiones Inbursa, Banco Inbursa, Seguros Inbursa and Fianzas Inbursa together shall transfer, as part of the spin-off, to Desarrollo Ideal, and such shall thereby be incorporated with the equity comprising such, assets totaling $7,644,668,518.00 (seven billion six hundred forty-four million six hundred sixty-eight thousand five hundred eighteen and 00/100 MXP), liabilities totaling $79,670,808.00 (seventy-nine million six hundred seventy thousand eight hundred eight and 00/100 MXP) and a net worth totaling $7,564,997,710.00 (seven billion five hundred sixty-four million nine hundred ninety-seven thousand seven hundred ten and 00/100 MXP). Said figures shall be adjusted on the date the Pensiones Inbursa, Banco Inbursa, Seguros Inbursa and Fianzas Inbursa spin-off actually becomes effective.

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[2] Billion: 10^9 [translator's note].

7. Desarrollo Ideal, as the spin-off corporation of Pensiones Inbursa, Banco Inbursa, Seguros Inbursa and Fianzas Inbursa, shall receive the following blocks of assets:

   (i) From Pensiones Inbursa it shall receive only the entirety of the shares owned by this entity on the date of the Second Spin-Off, which shall represent 86.97% of Promotora Ideal's capital stock;

   (ii) From Banco Inbursa it shall receive only the entirety of the shares owned by this entity on the date of the Second Spin-Off, which shall represent 7.16% of Promotora Ideal's capital stock;

   (iii) From Seguros Inbursa it shall receive only the entirety of the shares owned by this entity on the date of the Second Spin-Off, which shall represent 1.87% of Promotora Ideal's capital stock; and

   (iv) From Fianzas Inbursa it shall receive only the entirety of the shares owned by this entity on the date of the Second Spin-Off, which shall represent 3.07% of Promotora Ideal's capital stock.

   By virtue of the foregoing, Desarrollo Ideal shall be the majority shareholder of Promotora Ideal upon acquiring shares representing 99.07% of said corporation's capital stock.

8. After the Second Spin-Off, Pensiones Inbursa, Banco Inbursa, Seguros Inbursa and Fianzas Inbursa shall retain their present standing as financial entities. For its part, Desarrollo Ideal shall never acquire such standing.

9. Once the Pensiones Inbursa, Banco Inbursa, Seguros Inbursa and Fianzas Inbursa spin-offs are approved and once Desarrollo Ideal has been incorporated, the Third Spin-Off shall be effected whereby GFInbursa, without dissolving, shall spin off to incorporate IDEAL, a new corporation regulated by the LGSM.

10. Based on the proforma balances from the GFInbursa/IDEAL spin-off, with figures through September 30, 2004, GFInbursa shall transfer, as part of the spin-off, to IDEAL, and such shall thereby be incorporated with the equity comprising such, assets totaling $7,644,668,517.82 (seven billion six hundred forty-four million six hundred sixty-eight thousand five hundred seventeen and 82/100 MXP) and a net worth totaling the same amount. Said figures shall be adjusted on the date the GFInbursa spin-off becomes effective.

11. As a consequence of said spin-off, GFInbursa shall only contribute, to IDEAL, the entirety of the shares beholden to it representative of Desarrollo Ideal's capital stock; its capital stock shall total $2,593,825,262.39 (two billion five hundred ninety-three million eight hundred twenty-five thousand two hundred sixty-two and 39/100 MXP), represented by 3,134,828,964 series-O shares, which shall be ordinary, registered and with a par value of $0.827421620821 MXP each, and its net worth shall total $28,036,201,119.09 (twenty-eight billion thirty-six million two hundred one thousand one hundred nineteen and 09/100 MXP). Said figures shall be adjusted on the date the GFInbursa spin-off becomes effective.

12. After the Third Spin-Off, GFInbursa shall retain its standing as a holding company of a financial group. For its part, IDEAL shall not have the standing of a financial entity, as said terms are defined in the LRAF.

13. It is GFInbursa's intent that IDEAL, from the date it is incorporated, be a public company whose shares are listed on the BMV. In order to effect such, the necessary measures shall be adopted: (i) to inscribe IDEAL shares in the RNV; (ii) to list IDEAL shares on the BMV; and (iii) to distribute IDEAL shares via the INDEVAL pursuant to the swap process described herein.

It is important to point out that GFInbursa publicly announced its intent to carry out the Major Corporate Restructuring by issuing a notice of a significant event via the BMV on July 27, 2004.

Given that this is a corporate restructuring that involves various financial entities, as such are defined in the LRAF, since July 2004 the corresponding authorizations were requested from (i) the SHCP, with an opinion from the CNBV and Banxico, regarding the legal acts to be carried out by GFInbursa and Banco Inbursa, respectively, and (ii) the SHCP, with an opinion from the CNSF, regarding the legal acts to be carried out by Pensiones Inbursa, Seguros Inbursa and Fianzas Inbursa, respectively.

All the foregoing financial authorities have expressed their favorable opinion for the legal acts comprising this corporate restructuring such that Promotora Inbursa, Pensiones Inbursa, Banco Inbursa, Seguros Inbursa, Fianzas Inbursa and GFInbursa shall hold their respective general extraordinary shareholders' meetings and shall execute all acts necessary to carry out and render fully effective the aforementioned legal acts.

This transaction is considered a corporate restructuring for the purposes of the LFCE and its regulation; therefore, the corresponding notice shall be remitted to the CFC upon occurrence of the first of the legal acts corresponding to the Major Corporate Restructuring.

For execution of the Major Corporate Restructuring:

1. On May 18, 2005, Promotora Inbursa shall hold its general extraordinary shareholders' meeting to discuss and, as the case may be, approve the spin-off from said corporation and the incorporation of Promotora Ideal;

2. On May 19, 2005, Pensiones Inbursa, Banco Inbursa, Seguros Inbursa and Fianzas Inbursa shall hold their respective general extraordinary shareholders' meetings to discuss and, as the case may be, approve the spin-off from said corporations to incorporate the single spin-off corporation of Desarrollo Ideal; and

3. On May 9, 2005, GFInbursa's call for a general extraordinary shareholders' to be held on May 25, 2005 was published. Thereat, the spin-off from GFInbursa to incorporate IDEAL shall be discussed and, as the case may be, approved.

c) Effects of the Major Corporate Restructuring on GFInbursa and its Subsidiaries

Upon conclusion of the Major Corporate Restructuring, GFInbursa shall retain direct ownership of Pensiones Inbursa, Banco Inbursa, Seguros Inbursa and Fianzas Inbursa and indirect ownership of Promotora Inbursa, and each of the foregoing shall continue to operate under its respective, applicable regulatory framework.

Financially, the amount involved in these spin-offs shall total approximately US$750,000,000.00 (seven hundred fifty million and 00/100 USD), as is understood from the information contained in the foregoing Section 2, Item b) and in the proforma spin-off balances with figures through September 30, 2004, attached as exhibits in Section 2 of this brochure.

It should be noted that the execution of the aforementioned spin-offs in no way shall affect the capitalization operations, reserves or requirements of the financial entities involved in this Major Corporate Restructuring.

d) Effects of the Major Corporate Restructuring on IDEAL and its Subsidiaries

The Major Corporate Restructuring shall result in the incorporation of a new economic group headed by IDEAL, which shall be dedicated primarily to the purchase, control and administration of subsidiaries directly or indirectly dedicated to the purchase, construction, use, administration, maintenance and/or conservation of infrastructure works in Mexico and Latin America. Subject to obtaining the corresponding authorizations, IDEAL shares shall be listed on the Mexican Stock Market.

As a result of this restructuring, GFInbursa and its subsidiaries shall transfer approximately US$750,000,000.00 (seven hundred fifty million and 00/100 USD), which shall be invested in the acquisition of new projects and in consolidating infrastructure projects presently operated by Promotora Inbursa and that are to be transferred, per the spin-off, to the new economic group as a result of the Major Corporate Restructuring.

e) Expenses Arising from the Major Corporate Restructuring

Notary fees, government charges and other expenses inherent in the legal acts comprising the Major Corporate Restructuring shall be assumed by GFInbursa and its subsidiaries, except for those that, by their nature, must be assumed by any of the spin-off corporations resulting from the First, Second or Third Spin-Off.

f) Approval Date of the Major Corporate Restructuring

The boards of directors of each of the corporations participating in the Major Corporate Restructuring have approved said restructuring, instructing the chairpersons of the respective boards of directors to publish the calls for general extraordinary shareholders' meetings for discussion and approval of the First, Second and Third Spin-Off.

As mentioned earlier, the SHCP, the CNBV, Banxico and the CNSF have given their favorable opinion with respect to the legal acts comprising this Major Corporate

Restructuring such that Promotora Inbursa, Pensiones Inbursa, Banco Inbursa, Seguros Inbursa, Fianzas Inbursa and GFInbursa shall hold their respective general extraordinary shareholders' meetings and shall execute the necessary acts so that the aforementioned legal acts be carried out and become fully effective.

Under the terms of the financial laws in effect and each of the communiqués of favorable opinion issued by the aforementioned authorities, upon celebration of the general extraordinary shareholders' assemblies for Pensiones Inbursa, Banco Inbursa, Seguros Inbursa, Fianzas Inbursa and GFInbursa whereby the respective spin-offs are approved, the SHCP shall be in condition to approve definitively the legal acts approved therein.

g) Issuance of IDEAL Shares and Conditions for Share Distribution via the INDEVAL

IDEAL Shares shall be inscribed in the RNV and listed on the BMV for trading in Mexico.

IDEAL can be considered a "U.S. Investment Company" pursuant to U.S. Investment Company Act of 1940. Due in part to the concerns generated by this potential standing of IDEAL under the securities laws of the United States of America, the shares representing IDEAL's capital stock shall not be distributed in the United States of America to "U.S. Persons," except those considered "Qualified Purchasers," as said term is defined in the U.S. Investment Company Act of 1940, and "Qualified Institutional Buyers," as said term is defined in Regulation 144A of the U.S. Securities Act of 1933.

IDEAL shall have a foreigners-admission clause; nevertheless, "U.S. Persons," as defined in Regulation S under the U.S. Securities Act of 1993, may not purchase said shares without first accrediting, before the INDEVAL and/or a GFInbursa, that, in addition to being "U.S. Persons," they are both (i) "Qualified Institutional Buyers" under the terms set forth in Regulation 144A of the U.S. Securities Act of 1933 and (ii) "Qualified Purchasers" under the terms of Section 2(a)(51) of the U.S. Investment Company Act of 1940, both acts being in effect on the date IDEAL shares are distributed.

By virtue of the corporate restrictions set forth in IDEAL's corporate bylaws, IDEAL shall not have an American Depositary Receipts program in the United States of America. Given the foregoing, GFInbursa shares presently deposited under a limited ADR program in the United States of America may not participate in the distribution of IDEAL Shares. To date, GFInbursa and the depository of said ADR program are setting up the necessary mechanism to restrict distribution of IDEAL shares in the United States in compliance with the legal provisions in effect and to protect investors' interests.

By virtue of the restrictions placed on participation in IDEAL's capital stock, GFInbursa's shareholders, in order to have the right to participate in the distribution of IDEAL shares, must submit, to the INDEVAL, a written certificate signed by each shareholder whereby the shareholder declares, under oath, that, as of the date of distribution and delivery of IDEAL shares, said shareholder (i) is not a "U.S. Person" or (ii) being a "U.S. Person," is both a "Qualified Institutional Buyer" and a "Qualified Purchaser," under the terms set forth in the aforementioned legal provisions of the

United States of America and that are in effect as of the date of the distribution of IDEAL shares. GFInbursa shareholders that do not submit said certificate exactly under the established terms and pursuant to the certificate model required by GFInbursa and/or the INDEVAL shall not have the right to participate in the distribution of IDEAL Shares.

The distribution of IDEAL shares shall be effected by means of the INDEVAL during a period set forth in the terms established in the notice that GFInbursa shall publish to inform its shareholders in a major newspaper. Should the INDEVAL retain IDEAL shares at the end of the distribution period for said shares, and should such not have been distributed to GFInbursa shareholders by virtue of the failure to submit, to the INDEVAL, the certificate required by the issuer's corporate bylaws, said shares shall be delivered to Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa for sale thereof on the stock market. Said sale shall be held for a period of no fewer than two days. Once said term shall have transpired, the product of the sale of said shares shall be delivered to the INDEVAL for distribution thereby among the shareholders that shall not have submitted the certificate solicited by the INDEVAL as a requirement for receiving the IDEAL shares corresponding thereto.

In addition, shareholders should consult with their tax consultant so as to understand the impact of investing in shares representing IDEAL's capital stock.

h) Difference in GFInbursa Share Certificates Before and After the Major Corporate Restructuring

Only the par value, accounting value and market value of GFInbursa shares shall be modified as a consequence of the Major Corporate Restructuring described in this brochure. Save for the foregoing modifications, GFInbursa shares shall retain their present characteristics.

i) Accounting with Respect to the Major Corporate Restructuring

The accounting for each of the financial entities involved in the Corporate Restructuring shall be regulated by each of the special accounting provisions issued by the CNBV or the CNSF, as appropriate, and only in a supplemental manner shall generally accepted accounting principles in Mexico be applied, when such do not oppose said financial entities' special applicable legal and accounting provisions.

The spin-off from Promotora Inbursa and the incorporating acts for IDEAL, Desarrollo Ideal and Promotora Ideal shall be governed by generally accepted accounting principles in Mexico.

j) Taxes with Respect to the Major Corporate Restructuring

The Major Corporate Restructuring described in this brochure should not be considered a sale, for tax purposes, under the terms of Article 14-B, Section II of the CFF; therefore, no taxable income is generated for the purposes of the Mexican Income Tax Law. The SAT's confirmation of the corresponding criterion has been requested to sustain the foregoing. Once said communiqué has been obtained, the corresponding information shall be divulged.

GFInbursa shareholders that receive IDEAL shares, with prior certificate before GFInbursa and the INDEVAL declaring, under oath, that said shareholders (i) are not "U.S. Persons" or (ii) being "U.S. Persons," are both "Qualified Institutional Buyers" and "Qualified Purchasers," under the terms set forth in the aforementioned legal provisions of the United States of America, may receive IDEAL shares without any capital-gains tax or tax requirement pursuant to Mexican legislation in effect. As the case may be, under the conditions set forth in this document, the sale of IDEAL shares owned by individuals or legal entities residing abroad shall not trigger the Mexican income tax whenever the sale is effected via the BMV and in compliance with the requirements set forth in Article 109, Section XXVI, of the Mexican Income Tax Law.

3. INFORMATION CONCERNING EACH OF THE PARTIES INVOLVED IN THE MAJOR CORPORATE RESTRUCTURING

a) Description of the Entities Involved in the Major Corporate Restructuring

Section 2, Item b) of this report describes the activities of all the financial entities that shall participate as spin-off corporations in each of the spin-offs that comprise the Major Corporate Restructuring.

Promotora Ideal, Desarrollo Ideal and IDEAL, as spin-off corporations resulting from the Major Corporate Restructuring shall be dedicated, directly and indirectly, to the purchase, administration, use and maintenance of investments in infrastructure projects in Mexico and Latin America.

b) Capital Structure of the New Economic Group Resulting from the Major Corporate Restructuring

Upon conclusion of the Major Corporate Restructuring, IDEAL shall be an issuer under the terms of the LMV, with capital totaling $7,644,668,517.82 (seven billion six hundred fourty-four million six hundred sixty-eight thousand five hundred seventeen and 82/100 MXP), which shall be represented by 3,000,152,564 (three billion one hundred fifty-two thousand five hundred sixty-four) shares comprised of series-B-1 shares that are ordinary, registered, without par value and fully paid-in. Subject to obtaining the corresponding authorizations, 100% of IDEAL shares shall be made available to the greater investing public and listed on the BMV with the aforementioned restrictions.

Likewise, IDEAL shall be the majority shareholder of Desarrollo Ideal, which shall hold title to 99.07% of Promotora Ideal.

Promotora Ideal's assets include financial and non-financial assets that encompass control of shares in corporations that are concessionaires for the construction, operation, use, administration and/or conservation of (i) the highway strip known as "La Venta-Chamapa" and its branch to Interlomas; (ii) the high-specification highway known as Tepic-Villa Unión; and (iii) the freeway known as Libramiento Nororiente de la Zona Metropolitana de la Ciudad de Toluca (Metro Northeast Beltway in Toluca).

c) Significant Changes in GFInbursa's Financial Statements as a Result of the Major Corporate Restructuring

As a result of and as part of the spin-off, GFInbursa shall transfer, to IDEAL, equity comprised of the entirety of its shares of Desarollo Ideal's capital stock, which shall total $7,644,668,517.82 (seven billion six hundred forty-four million six hundred sixty-eight thousand five hundred seventeen and 82/100 MXP) and a net worth totaling the same amount. Said figure was determined based on the proforma balances of the GFInbursa/IDEAL spin-off drawn up through September 30, 2004 and shall be adjusted on the date the GFInbursa spin-off becomes effective.

GFInbursa shall retain the remainder of the assets to which it presently holds title. Consequently, on the date the GFInbursa spin-off becomes effective and IDEAL is incorporated, GFInbursa's financial statements shall reflect only the spin-off transfer and consequent cancellation of the portions of the aforementioned assets and accounting capital with the values registered on said date.

4. RISK FACTORS

a) Risk Factors Inherent in GFInbursa

See "Annual Information – Risk Factors" in the annual report issued by GFInbursa for fiscal year 2003 in compliance with Article 33, Section I, Item b), Number 1 of the Provisions.

b) Risk Factors Inherent in the Major Corporate Restructuring

Legally Involved Third Parties' Exercising Their Right to Oppose

Under the terms set forth in Article 228 Bis, Section VI, of the LGSM, any creditor with legal interest may legally oppose the spin-offs from Promotora Inbursa, Fianzas Inbursa and GFInbursa. If said challenge is raised, neither Promotora Inbursa, nor Fianzas Inbursa nor GFInbursa may assure the outcome of said challenge, and, in the case that said challenge is grounded, said corporations cannot assure that a contract be reached with the opposing party.

The spin-offs from Pensiones Inbursa, Seguros Inbursa and Banco Inbursa shall become effective immediately on the date the corresponding spin-off agreements are resisted before the Public Commercial Registry of the Federal District. In said cases, the challenge shall not suspend the effects of any of said spin-offs, and the opposing party only shall have the right to payment of its loan.

Result of the Major Corporate Restructuring

Should each and every one of the spin-offs comprising the Major Corporate Restructuring be approved, a new economic group headed by IDEAL shall be incorporated and shall be dedicated to investment in infrastructure projects in Mexico and Latin America. GFInbursa cannot guarantee the success of the new economic group headed by IDEAL.

The Major Corporate Restructuring May Affect the Market Price of GFInbursa Shares

Should the spin-offs described in this brochure be agreed upon, the price of GFInbursa shares may fluctuate, and it cannot be guaranteed that said fluctuations shall be positive.

Effects on GFInbursa's Balances Due to the Impossibility of Continuing to receive Income, Dividends, Capital Reimbursements and Profits from the Assets Divested from Promotora Inbursa as a Result of the Major Corporate Restructuring.

As a result of the Major Corporate Restructuring, GFInbursa shall not continue to maintain its indirect ownership of the financial and non-financial assets that Promotora Inbursa shall transfer to Promotora Ideal as part of the spin-off; therefore, GFInbursa shall not benefit from the income, dividends, capital reimbursements, appreciations or profits obtained or resulting from said assets.

Failure to Register IDEAL Shares

Once the Third Spin-Off becomes effective, the necessary papers will be filed to inscribe IDEAL Shares in the Securities Section of the RNV and to list such on the BMV. GFInbursa cannot ensure said authorizations will be granted and, should it receive authorization, it cannot say when such shall be granted.

Lack of Liquidity of IDEAL Shares

The Mexican Stock Market has experienced a considerable decrease in the amount and number of operations carried out therein, and the level of operations of the BMV is less than that of other markets.

Given the foregoing, GFInbursa cannot guarantee that a secondary market exists for IDEAL shares, and said circumstance significantly affects the capacity of IDEAL's shareholders to sell said shares.

The foregoing factors and other risk factors contained in GFInbursa's annual report with figures through December 31, 2003 are not all of the important factors that can affect GFIbursa.

5. FINANCIAL INFORMATION

a) Select Financial Information

Section 2 of this report includes GFInbursa's and IDEAL's proforma financial statements with figures through September 2004. Said statements shall be taken as a basis for effecting the Third Spin-Off. It should be noted that the figures in said balances shall be adjusted according to the figures registered on the date the Third Spin-Off becomes effective.

6. THE ADMINISTRATION'S COMMENTS AND ANALYSIS OF GFINBURSA'S OPERATING BALANCES AND FINANCIAL STANDING IN LIGHT OF THE EFFECTS OF THE MAJOR CORPORATE RESTRUCTURING

a) Effects of the GFInbursa's Financial Standing, Balances and/or Liquidity as a Consequence of the Major Corporate Restructuring

GFInbursa's financial standing and liquidity shall not be affected by the Major Corporate Restructuring since it only shall transfer, as part of the spin-off, the entirety of the equity representing Desarrollo Ideal's capital stock, which, pursuant to the proforma balances of the GFInbursa/IDEAL spin-off, with figures through September 30, 2004, total $7,644,668,517.82 (seven billion six hundred forty-four million six hundred sixty-eight thousand five hundred seventeen and 82/100 MXP). Consequently, it shall transfer, to IDEAL, the same amount of net worth.

The transfer of net worth to IDEAL shall be effected by means of a transfer from various of GFInbursa's net-worth accounts, including the earnings account pending disbursement, without said transfer significantly affecting GFInbursa's balances.

[Space left blank intentionally]

7. PERSONS IN CHARGE

The following contains the corresponding caveat under the terms set forth in Article 35, Section I of the Provisions:

C.E.O., C.F.O. and Chief Counsel

Pursuant to Article 35, Section I of the "General Provisions Applicable to Securities Issuers and Other Securities-Market Participants," published in the Federal Official Gazette on March 19, 2003:

> "We, the undersigned, state under oath, with respect to the area corresponding to our respective duties, we drafted the issuer's information contained in this brochure, which, to our faithful knowledge and understanding, reasonably reflects the issuer's standing. Likewise, we state we have no knowledge of significant information's having been omitted or falsified in this brochure of this brochure's possibly causing an error on the part of investors."

[original signature]
MR. MARCO ANTONIO SLIM DOMIT
C.E.O.

[original signature]
MR. FRANCISCO DIAZ BOCANEGRA, C.P.A
C.F.O.

[original signature]
MR. RAUL HUMBERTO ZEPEDA RUIZ
Chief Counsel

Date: May 10, 2005.

8. EXHIBITS

External Auditor's Opinion.

Proforma balances from the GFInbusa/IDEAL spin-off with figures through September 30, 2004.

EXTERNAL AUDITOR'S OPINION

[official letterhead of Mancera, S.C.]

Honorable General Shareholders' Meeting
Grupo Financiero Inbursa, S.A. de C.V.

We have reviewed the non-consolidated projected general balance through September 30, 2004 for the purpose of the corporate restructuring of Grupo Financiero Inbursa, S.A. de C.V. (the Group). Our review was carried out pursuant to generally accepted auditing standards in Mexico. The non-consolidated projected general balance and the premises used as a basis and mentioned in Note 3 are the responsibility of the Group's Administration.

The aforementioned non-consolidated projected general balance was drawn up for the sole purpose of demonstrating the effects of the corporate restructuring approved by the Group's board of directors at the meeting held on November 22, 2003, whose result corresponds to the spin-off processes whose final objective is the creation of a new entity.

Based on examination of the evidence sustained by the premises, we do not foresee any situation that would indicate that such does not provide a reasonable basis for the information contained in the non-consolidated projected general balance.

In our opinion, the non-consolidated projected general balance through September 30, 2004 pertaining to Grupo Financiero Inbursa, S.A. de C.V. is appropriately drafted based on the premises set forth in Note 3 and in accordance with the accounting criteria for holding corporations of financial groups established by the National Banking and Securities Commission.

Given that the non-consolidated projected general balance through September 30, 2004 is based on events that have not yet occurred, there may be significant difference between the projected figures and the actual figures on the date the spin-offs become effective.

Mancera, S.C.
a part of
Ernst & Young Global

[original signature]

Mr. José Luis García Ramírez, C.P.A.

Mexico City, Federal District
May 9, 2005

PROFORMA BALANCES FOR THE GFINBURSA/IDEAL SPIN-OFF WITH FIGURES THROUGH SEPTEMBER 30, 2004.

Update of GRUPO FINANCIERO INBURSA, S.A. DE C.V.'s Share Registration

Date of Receipt in the Mexican Stock Market (BMV): May 24, 2005. 20:17:00.0 hours

Prefix:
ACTINSAC

Ticker Symbol:
GFINBUR

Corporate Name:
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Type of Shareholders' Meeting:
EXTRAORDINARY

Date of Shareholders' Meeting:
May 24, 2005

Description of the Act or Motive:
The board of directors of Grupo Financiero Inbursa, S.A. de C.V. ("GFInbursa" or the "Corporation") approved the call to meeting of a general extraordinary shareholders' meeting to be celebrated May 25, 2005. Thereat, approval and adoption of the following accords is to be proposed, with said accords resulting in the updating of registration of the Corporation's shares:

1. Temporary elimination of the par value of GFInbursa shares. It shall be proposed that the shareholders' meeting approve the temporary elimination of the par value of the shares representing GFInbursa as a preparatory action for said Corporation's spin-off. Presently, GFInbursa's capital stock amounts to $3,135,542,863.50, represented by 3,134,828,964 Series-O shares, which are ordinary, registered and have a par value of $1.000227731563 each. By virtue of this agreement, the amount of GFInbursa's capital stock shall not be modified, remaining with 3,134,828,964 Series-O shares without par value.

2. Modification of GFInbursa's capital stock as a result of the spin-off. It shall be proposed that the shareholders' meeting approve the spin-off, with GFInbursa as the original corporation being spun-off from, which, without dissolution, shall give rise to a variable-capital corporation to be denominated preferably as "Impulsora del Desarrollo Económico de América Latina, S.A. de C.V." ("IDEAL" or the "Spin-Off Corporation"), as the spin-off corporation.

Said spin-off shall be effected based on GFInbursa's financial statements through December 31, 2004 and pursuant to GFInbursa's and IDEAL's proforma spin-off balances with figures through September 30, 2004, which reflect that IDEAL should have an initial fixed capital stock of $7,644,668,517.82, represented by 3,000,152,564 Series-B-1 shares, which shall be ordinary, registered and have a par value. Said figure shall be adjusted on the date that the GFInbursa spin-off becomes effective.

As a consequence of the GFInbursa spin-off, GFInbursa shall reduce its fixed capital stock to $2,593,825,262.39, represented by 3,134,828,964 Series-O shares, which shall be ordinary, registered and without par value. The foregoing decrease in capital shall not imply the cancellation of GFInbursa's outstanding shares since the proposed reduction of capital should be distributed among all shareholders in proportion to their participation in GFInbursa's capital stock, as such are shares without par value.

Having approval of the aforementioned proposal, and once the corresponding authorizations are obtained, IDEAL shares shall be distributed by means of the securities depository firm, S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores ("INDEVAL"), on the dates set forth, and in accordance with the terms and conditions made known by GFInbursa, in a written notice to GFInbursa's shareholders, which shall be published in a national newspaper of major circulation. Said distribution shall be effected under the terms approved by the general extraordinary shareholders' meeting whereat the spin-off is approved, and preferably should be effected at a one-to-one proportion, that is to say each GFInbursa shareholder shall receive one IDEAL share for each GFInbursa share it shall have owned. The distribution of IDEAL shares shall be subject to the conditions and restrictions established by GFInbursa under the terms described in the explanatory brochure of the Major Corporate Restructuring issued by GFInbursa under the terms of Article 35, Part I, of the "General Provisions Applicable to Share Issuers and Other Participants in the Stock Market," published in the Federal Official Gazette on March 19, 2003 (the "Provisions").

3. Registration of IDEAL's shares before the National Securities Registry ("RNV") and the listing thereof on the Mexican Stock Market (BMV). Should the de GFInbursa spin-off be approved under the terms described in the foregoing point, and subject to obtaining the corresponding authorizations, IDEAL, as the spin-off corporation,

shall be a public company, and 100% of its fixed capital stock shall be listed and traded on the BMV. For the purpose of the foregoing, it shall be proposed, to the general extraordinary shareholders' meeting of GFInbursa, as future IDEAL shareholders, that registration of IDEAL's shares with the RNV and listing thereof on the BMV, be approved and that special delegates be designated for said purposes.

4. Partial modification of GFInbursa's corporate bylaws. In compliance with the requirements of the Department of the Treasury and Public Credit set forth in their favorable opinion of this legal action, it shall be proposed, to the shareholders' meeting of GFInbursa, that the par value of GFInbura shares be restored upon completion of all legal and administrative acts necessary for the GFInbursa spin-off, the incorporation of IDEAL, the registration of IDEAL shares before the RNV and the listing of said shares on the BMV, and the distribution of IDEAL shares by means of the INDEVAL. Upon approval of the foregoing, GFInbursa's capital stock shall total $2,593,825,262.39, represented by 3,134,828,964 Series-O shares, which shall be ordinary, registered and with a par value of $0.827421620821 each.

Effects on Shareholders:

As a result of the aforementioned legal actions, the most significant effects upon GFInbursa's shareholders are:

1. The GFInbursa spin-off shall allow shareholders to participate in IDEAL's capital stock, IDEAL being the spin-off corporation. IDEAL primarily shall be dedicated to the purchase and administration of investments in corporations and associations dedicated to the construction, administration, use and maintenance of infrastructure projects in Mexico and Latin America.

2. As a natural consequence of the GFInbursa spin-off, on the date said spin-off becomes effective, the market value, par value and accounting value of GFInbursa's shares shall be modified to reflect the effects of said legal action. As of said date, each GFInbursa shareholder's participation shall be divided into two different assets: GFInbursa shares and IDEAL shares, which shall be listed on the BMV independently.

3. The par value, accounting value and market value of GFInbursa's shares shall only be modified as a consequence of the Major Corporate Restructuring described in the explanatory brochure distributed by means of the BMV. Save for the foregoing modifications, GFInbursa shares shall retain their present characteristics.

4. The modification of GFInbursa's market value as well as IDEAL's initial market value shall be determined by auction pursuant to the procedure set forth for said purposes by the BMV.

5. IDEAL shall be a corporation with a foreigners-admission clause; however, by virtue of its characteristics, it can be considered a "U.S. Investment Company" pursuant to the U.S. Investment Company Act of 1940. Given concern regarding IDEAL's potential status under U.S. securities laws, the shares representing IDEAL's capital stock shall not be distributed in the United States of America or to "U.S. Persons" unless such are considered "Qualified Purchasers," as said term is defined in the U.S. Investment Company Act of 1940, or Qualified Institutional Buyers," as said term is defined in Rule 144A of the U.S. Securities Act of 1933.

6. By virtue of the foregoing, and so as not to jeopardize IDEAL, IDEAL's administrators and IDEAL's shareholders in terms of qualifying IDEAL as a "U.S. Investment Company" under the aforementioned terms, as long as IDEAL can be considered such, persons who are "U.S. Persons," as defined in Regulation S of the U.S. Securities Act of 1993, may not purchase IDEAL shares without certifying, before the INDEVAL and IDEAL that, in addition to being "U.S. Persons," they are both (i) "Qualified Institutional Buyers," under the terms set forth in Rule 144A of the U.S. Securities Act of 1933, and (ii) "Qualified Purchasers," under the terms set forth in Section 2(a)(51) of the U.S. Investment Company Act of 1940.

7. It should be noted that the participation restriction for "U.S. Persons" as IDEAL shareholders should hold only for the period that IDEAL is considered a "U.S. Investment Company" pursuant to the legal provisions of the United States of America. Therefore, at the time IDEAL announces, to the investing public, that there is no possibility of its being considered a "U.S. Investment Company," even with the elimination of the restrictions set forth for said purpose, said restrictions shall be eliminated, and the corporation's shares may be openly subscribed. The foregoing rules shall be contained in IDEAL's corporate bylaws.

8. Likewise, and by virtue of the corporate restrictions set forth in IDEAL's corporate bylaws, IDEAL shares may not be distributed or offered in the United States of America nor may they be used as a guarantee to set up an American Depositary Receipts ("ADRs") program in the United States of America based on said shares. The purpose of the foregoing is to avoid determination that IDEAL is offering shares in the United States of America in violation of the legal provisions in effect in said country.

9. It should be noted that, on the date IDEAL shares are distributed, the aforementioned restrictions shall be in effect. Therefore, a mechanism shall be established whereby GFInbursa shareholders may participate in the distribution of IDEAL shares as a result of the spin-off.

10. For the purpose of the foregoing and with respect to GFInbursa shareholders in the Mexican Stock Market, the distribution of shares shall be effected as follows:

(i) Once IDEAL shares have been registered before the RNV and listed on the BMV, IDEAL shares shall be delivered by means of the INDEVAL, with prior submission of a certification from each shareholder, addressed to said institution and to IDEAL, whereby each shareholder certifies (i) s/he is not a "U.S. Person," or (ii) being a "U.S. Person," s/he has the double characteristic of being a "Qualified Institutional Buyer," as said term is defined in Rule 144A of the U.S. Securities Act of 1933 and a "Qualified Purchaser," Section 2(a)(51) of the U.S. Investment Company Act of 1940.

(ii) Shareholders that submit the required certification and that have the right to receive IDEAL shares shall receive on IDEAL share for each GFInbursa share to which they hold title.

(iii) Shareholders that do not submit the required certification shall receive the cash amount resulting from their sale of their shares on the BMV, For the foregoing purpose, GFInbrursa's general extraordinary shareholders' meeting may: (a) approve the irrevocable designation of Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa or any other brokerage firm that the C.E.O. of the Brokerage Firm chooses so that the chosen brokerage firm (a) carry out the stock-market sale of IDEAL shares that cannot be delivered to shareholders that shall not have submitted the required certification under the foregoing Point 1), and (b) deliver the product of said sale to the INDEVAL for its distribution among the shareholders that shall not have submitted the required certification under the aforementioned terms; or (b) approve any similar mechanism for said purposes.

11. With respect to those shareholders that hold American Depositary Receipts (ADRs) issued based on GFInbursa shares, the mechanism for participation in the distribution of shares shall be determined jointly by GFInbursa and the corresponding depository of the ADR program so as to comply, in all cases, with the respective deposit contract and with the provisions concerning share offerings in effect in the United States of Americas; in either case, GFInbursa shall procure that titleholders of ADRs issued by:

(i) prior submission of the required certification under the aforementioned terms receive direct ownership of IDEAL shares by means of the Mexican Stock Market, provided that said distribution is legally viable and does not violate the legal provisions in effect in the United States of America or (ii) receive the amount in cash resulting from the sale of all IDEAL shares received with respect to ownership of GFInbursa shares deposited under said program, in the understanding that said sale shall be held by means of the Mexican Stock Market, and the product of said sale shall be distributed among the shareholders in proportion to their shareholding ownership in the Corporation.

12. In addition, the shareholder should consult with its tax consultant so as to understand the impact of investing in shares representing IDEAL's capital stock.

Under the terms of Article 35, Section I, of the Provisions, GFInbursa has revealed some of the risk factors that it deems applicable to GFInbursa and/or IDEAL by virtue of GFInbura's normal operating conditions, the spin-off, and IDEAL's incorporation and subsequent operation, which should be complemented by the information provided in GFInbursa's annual report made known via the BMV.

Comparative Note with Respect to the Most Significant Differences:

By virtue of the GFInbursa spin-off, and subject to the restrictions approved by said company's general extraordinary shareholders' meeting, GFInbursa shareholders shall have the right to participate in a new share issuer, which preferentially shall identify itself as "IDEAL" and be dedicated overwhelmingly to the purchase and administration of investments in corporations and associations dedicated to the construction, administration, use and maintenance of infrastructure projects in Mexico and Latin America.

The difference in business focus of GFInbursa and IDEAL will allow shareholders to diversify their risks in two totally different business segments, allowing for a separate analysis of each business correspondingly.

INBURSA
Grupo Financiero

Frank Aguado
(52) 55-56-25-4900 Ext. 3351
faguadom@inbursa.com

Miguel Martinez
(52) 55-56-25-4900 Ext.3354
mmartinezp@inbursa.com

Fax: (52) 55-56-25-4965
www.inbursa.com

*Mexico City, July 28, 2005.- **Grupo Financiero Inbursa** reported today results for the second quarter ended June 30, 2005.*

HIGHLIGHTS

Grupo Financiero Inbursa: $208.6 MM USD profits under US GAAP and $2,037.1 MM Ps under the CNBV rules as of 6M05.

Grupo Financiero Inbursa posted profits of $208.6 MM USD under US GAAP and $2,037.1 MM Ps under CNBV rules during 6M05, 1% and 12% increases relative to the same period of 2004, respectively. These results are mainly explained by higher operational volumes in the different subsidiaries. If annualized these figures represented a 13.9% and 13.3% ROE, respectively.

IDEAL Spin-off

On June 2005 Inbursa spun-off to create IDEAL which will be independently listed on the Mexican Stock Exchange, during the third quarter of 2005 upon some compliances. IDEAL´s Stockholders´ Equity was $9,208 MM Ps as of June 30, 2005 and GFI´s stood at $30,574MM Ps. IDEAL is oriented to the feasibility analysis, structuring, implementing and developing human and physical capital in infrastructure projects in Mexico and the rest of Latin America.

42% YoY increase in Financial Margin.

At the end of 6M05 Banco Inbursa posted $ 1,962.8 MM Ps financial margin, 42% increase relative to the same period of the previous year. This result is mainly explained by the positive carry out of the swap funding position, wider spreads due to higher concentration on Mexican pesos in the loan portfolio as well as the 14.4% increase in the loan portfolio.

Afore Inbursa's assets under management increase 8.4% QoQ.

Assets under management increased from $42,252 MM Ps at the end of March 2005 to $45,812 MM Ps as of June 2005, a 8.4% increase. The increase in our sales force and more promotion efforts are the main drivers behind this result. Its important to highlight the change of the Afore business law will help to increase significantly this result in the future.

Sinca Inbursa sold its 25% stake in CIE Las Americas.

As announced on May 2005, GFI trough its subsidiary Sinca Inbursa reached an agreement to sell its 25% stake in CIE Las Americas. This transaction has been valued in around $995 MM Ps representing $322 MM Ps net income for GFI.

Car Insurance the highest client base in the last 10 years.

At the end of June 2005, Seguros Inbursa´s Auto business ends with 408,868 insured cars. This figure represents the highest client base registered in the last 10 years on this line of business.

- *All figures included in this report are expressed on June 2005 constant pesos and are not audited.*
- *This press release is presented under regulation 1488 of the CNBV.*
- *As required by regulation 1488 of the CNBV, the financial margin includes only the commissions and fees involved in interest related earnings. Forex and inflationary effects on the loan portfolio are also reflected in the financial margin.*
- *There have been no material changes to the Group's accounting practices or policies during 2Q05. Therefore, the figures presented in this document are consistent with those presented in the Group's last annual report (2004).*
- *Consolidated figures for Banco Inbursa and for Grupo Financiero Inbursa does not include minority interest.*

	June '05
Employees	4,674
# clients	5.5 MM
Points of attention	205
ATM's	609
Sales force	9,388

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under US GAAP

US GAAP

Mkt Value/Book Value	1.69
Stock price USD (Jun'05)	2.16
EPS (USD)	.1391
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM USD	2Q05 $	2Q05 %	1Q05 $	% chg vs. 1Q05	2Q04 $	% chg vs. 2Q04	Jan - Jun 2005	Jan - Jun 2004	% Chg
Banco Inbursa	28.5	36%	69.0	-59%	50.5	-44%	97.5	76.0	28%
Operadora	5.3	7%	3.7	45%	3.2	64%	9.0	7.9	14%
Seguros	18.9	24%	22.5	-16%	20.9	-10%	41.4	34.0	22%
Pensiones	20.2	25%	28.8	-30%	37.3	-46%	49.0	57.8	-15%
Fianzas	0.8	1%	2.4	-67%	6.9	-89%	3.2	8.5	-63%
Inversora	5.1	6%	3.0	72%	10.1	-50%	8.0	21.6	-63%
Others	0.5	1%	0.1	725%	0.4	14%	0.6	1.1	-48%
Total	**79.3**	**100%**	**129.4**	**-39%**	**129.5**	**-39%**	**208.6**	**206.9**	**1%**

- Under US GAAP **Grupo Financiero Inbursa** posted $208.6 MM USD profits during 6M05, 1% increase relative to the same period of the previous year. This result is mainly explained by higher volumes in core activities trough the different subsidiaries of the group.

Investment by Company

MM USD	2Q05 $	2Q05 %	1Q05 $	% chg vs. 1Q05	2Q04 $	% chg vs. 2Q04
Banco Inbursa	1,941.9	65%	1,982.3	-2%	1,706.6	14%
Operadora	41.3	1%	43.4	-5%	33.6	23%
Seguros	495.6	17%	508.2	-2%	425.8	16%
Pensiones	312.1	10%	983.1	-68%	692.7	-55%
Fianzas	85.2	3%	81.0	5%	62.5	36%
Inversora	109.9	4%	101.9	8%	83.2	32%
Others	7.9	0%	7.2	9%	6.5	22%
Total	**2,993.9**	**100%**	**3,707.1**	**-19%**	**3,010.9**	**-1%**

- *Stockholders' equity of **Grupo Financiero Inbursa** stood at $2,994 MM USD under US GAAP vs $2,837 MM USd reached under the CNBV rules. Accumulated deferred effects in the different subsidiaries together with monetary adjustments on the stockholders´ equity are the main reasons of this difference.*

GFINBUR"O"
(Stock Price)


22.5
22.9
21.9
22.9
23.2
23.3
J'05
F'05
M'05
A'05
M'05
J'05

CNBV GAAP

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under CNBV Rules

Mkt Value/Book Value	1.76
Stock price (Jun'05)	23.3
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM Ps.	2Q05 $	2Q05 %	1Q05 $	% chg vs. 1Q05	2Q04 $	% chg vs. 2Q04	Jan - Jun 2005	Jan - Jun 2004
Banco Inbursa	241.3	34%	760.4	-68%	790.4	-69%	1,001.7	650.1
Operadora	57.0	8%	38.0	50%	38.4	48%	95.0	85.2
Seguros	96.5	13%	156.7	-38%	(68.5)	N.A	253.2	297.4
Pensiones	211.7	30%	305.9	-31%	220.4	-4%	517.6	455.9
Fianzas	53.4	7%	29.1	83%	54.1	-1%	82.5	87.2
Inversora	52.4	7%	28.7	82%	118.6	-56%	81.1	235.2
Others	5.3	1%	0.7	697%	3.6	49%	6.0	2.6
Total	**717.7**	**100%**	**1,319.4**	**-46%**	**1,157.0**	**-38%**	**2,037.1**	**1,813.7**

Total monetary position adjustment for Grupo Financiero Inbursa was $71.8 MM Ps during 2Q05.

- ***Grupo Financiero Inbursa*** *posted $2,037.1 MM Ps profits during the first half of 2005 compared with $1,813.7 MM Ps profits in the same period of the previous year, a 12% increase. Higher interest rates that explains wider spreads and the increase in loan portfolio together with less monetary position in the different subsidiaries during the quarter are the main drivers behind this result.*

Free Cash Flow

	MM Constant Ps. as of June 2005	2002	2003	2004	6M04	6M05
+	Interest Income	8,738.3	10,817.0	10,869.7	4,904.6	8,101.8
-	Interest Expense	5,173.5	8,116.7	8,193.8	3,379.1	6,272.0
=	**Financial Margin**	**3,564.8**	**2,700.3**	**2,675.9**	**1,525.5**	**1,829.8**
-	Unrealized gains/losses (net of deferred taxes)	33.8	270.0	619.9	268.5	153.1
-	General Expenses	1,411.9	1,548.8	1,742.7	794.8	897.6
+	Commissions & Fees	752.3	1,236.7	1,644.6	780.9	655.9
+	Patrimonial Reserves Creations	702.0	-220.2	447.2	466.8	254.1
+	Subsidiaries Income	404.6	2,071.6	3,121.8	951.1	1,293.8
-	Taxes	384.0	277.2	877.5	177.7	480.3
=	**Free Cash Flow**	**3,594.0**	**3,692.3**	**4,649.3**	**2,483.4**	**2,502.6**

- *Free cash flow generation stood at $2,502.6 MM Ps as of June 2005.*

Investment by Company

MM Ps.	2Q05 $	2Q05 %	1Q05 $	% chg vs. 1Q05	2Q04 $	% chg vs. 2Q04
Banco Inbursa	23,387.2	76%	24,122.5	-3%	22,648.8	3%
Operadora	444.6	1%	526.4	-16%	404.1	10%
Seguros	2,426.8	8%	2,921.1	-17%	2,378.5	2%
Pensiones	2,376.0	8%	9,814.2	-76%	7,356.8	-68%
Fianzas	654.0	2%	869.7	-25%	672.5	-3%
Inversora	1,188.6	4%	1,143.5	4%	1,000.6	19%
Others	96.8	0%	91.3	6%	84.9	14%
Total	**30,573.9**	**100%**	**39,488.7**	**-23%**	**34,546.3**	**-11%**

- *Stockholders' equity of **Grupo Financiero Inbursa** reached $30,573.9 MM Ps at the end of June 2005, 23% and 11% decreases relative to 1Q05 and 2Q04, respectively.*

- *It is worth to point out that this reduction is mainly due to two factors; i) the IDEAL spin-off which affected the different subsidiaries of the group according to its stake in Promotora Inbursa as follows; Pensiones Inbursa 86.97%, Banco Inbursa 7.16%, Fianzas 3.07% and Seguros Inbursa 2.80% and ii) the $900 MM Ps dividend payment done in may.*

Sources & Uses of Funds
(MM Ps as of June 2005)

	SOURCES					
	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	23,387.2	53,310.0	6,958.6	620.3	6,835.0	**91,111.2**
Seguros Inbursa	2,426.8	-	13,562.3	477.0	1,756.4	**18,222.5**
Pensiones Inbursa	2,376.0	-	13,027.0	-	91.1	**15,494.1**
Inversora Bursátil	1,188.6	-	-	60.7	189.7	**1,439.0**
Operadora Inbursa	444.6	-	-	51.0	33.6	**529.2**
Fianzas G-Inbursa	654.0	-	210.3	-	109.6	**973.9**
Others	96.8	67.3	1.3	0.5	12.9	**178.8**
TOTAL	**30,573.9**	**53,377.3**	**33,759.5**	**1,209.5**	**9,028.3**	**127,948.6**

	USES					
	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	13,978.4	56,031.2	13,945.1	482.2	6,674.3	**91,111.2**
Seguros Inbursa	2,535.7	432.9	10,979.1	998.2	3,276.6	**18,222.5**
Pensiones Inbursa	3,296.6	-	11,828.7	-	368.8	**15,494.1**
Inversora Bursátil	1,226.7	-	49.1	25.5	137.6	**1,439.0**
Operadora Inbursa	84.4	-	421.0	-	23.8	**529.2**
Fianzas G-Inbursa	270.7	72.8	440.8	58.5	131.1	**973.9**
Others	43.2	126.8	0.0	0.0	8.8	**178.8**
TOTAL	**21,435.7**	**56,663.6**	**37,663.8**	**1,564.4**	**10,621.0**	**127,948.6**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Assets under Management: $615,039.7 MM Ps
Assets in Custody: $703,121.7 MM Ps

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	2Q05 MM USD	1Q05 MM USD	2Q04 MM USD	Jan-Jun ´05 MM USD	Jan-Jun ´04 MM USD
Net income under CNBV GAAP	21.9	68.5	67.1	90.4	55.0
Adjustments on monetary positions	4.4	11.1	0.8	15.5	28.9
Adjustments on deferred liabilities	2.7	(11.3)	(17.7)	(8.6)	(7.8)
Others	(0.5)	0.7	0.3	0.2	0.0
Net Increase	6.6	0.5	(16.5)	7.2	21.1
Net Income Under US GAAP	**28.5**	**69.0**	**50.6**	**97.5**	**76.0**

- *Under US GAAP Banco Inbursa posted profits of $28.5 MM USD during 2Q05 compared with $21.9 MM USD under the CNBV rules, $6.6 MM USD more. This result is mainly explained by add-backs on monetary positions and deferred liabilities adjustments of $7.1 MM USD MM and deductions coming from other adjustments of $0.5 MM USD.*

Stockholders' Equity

	2Q05 MM USD	1Q05 MM USD	2Q04 MM USD
Stockholders´equity under CNBV GAAP	2,170.4	2,157.8	1,887.3
Securities Valuation Adjustments	0.0	0.0	63.7
Deferred Taxes	(216.0)	(367.0)	(198.2)
Derivates	0.0	0.0	0.0
Others	(12.4)	191.5	(46.2)
Stockholders´Equity Under US GAAP	**1,942.0**	**1,982.3**	**1,706.6**

- *Stockholders' equity resulted in $1,942.0 MM USD under US GAAP in 2Q05. Under the CNBV rules, Banco Inbursa stockholders' equity stood at $2,170.4 MM USD, $228.4 MM USD more. The difference is basically explained by deductions coming from other adjustments as well as Deferred Taxes.*

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted profits of $1,002 MM Ps during 6M05 compared with $650 MM Ps obtain during the same period of the previous year. This result is mainly explained by higher financial margin, as well as the income from subsidiaries.

As of June 2005, Demand Deposits stood at $20,226 MM Ps, a 50.6% increase relative to June 2004. This result is mainly explained by the Inbursa CT account that represented 78% of these deposits.

Financial Margin

As of June 2005 financial margin stood at $1,790.8 MM Ps after monetary position adjustments, representing a 63.7% increase when compared with the first six months of 2004. The financial margin before monetary position adjustments stood at $1,962.8 MM Ps on the same period, representing an increase of 42.2% when compared with the same period of the previous year. This result is explained by the carry out of the swap funding position, the 14.4% increase in loan portfolio as well as higher concentration on Mexican peso loans.

When compared 2Q05 with 2Q04, financial margin increased 32.6% from $769.8 MM Ps to $1,021.0 MM Ps. This result is mainly due to higher levels of interest rates and the success in changing the composition of the loan portfolio from USD to Pesos.

Market Related Income

Market related income posted losses of $473.1 MM Ps at the end of 2Q05 compared with profits of $563.2 MM Ps and $989.9 MM Ps in 1Q05 and 2Q04, respectively. This result is mainly explained by the fixed rate funding swap position due to lower levels of long term interest rates.

Loan Loss Reserves

Loan loss reserves increased $425.7 MM Ps during the second quarter of 2005, reaching an accumulated amount of $6,958.6 MM Ps at the end of June 2005. This amount represented 18 times non-performing loans. Non performing loans stood at 0.7% of the total loan portfolio during the quarter.

Risk Adjusted Net Interest Income

MM Ps	2Q05	1Q05	2Q04	6M05	6M04
Interest Income	**3,218.4**	**2,843.9**	**1,903.0**	**6,062.3**	**3,733.4**
Interest on loans & securities	2,320.4	1,945.0	1,272.6	4,265.3	2,390.9
Repo´s interest income	898.0	898.9	630.4	1,797.0	1,342.4
Interest Expenses	**(2,148.0)**	**(1,951.5)**	**(1,178.9)**	**(4,099.5)**	**(2,352.8)**
Interest on deposits & funding	(1,252.0)	(1,088.4)	(576.6)	(2,340.4)	(1,110.4)
Repo´s interest expense	(896.0)	(863.1)	(602.3)	(1,759.1)	(1,242.4)
REPOMO	(49.4)	**(122.7)**	**(126.2)**	**(172.0)**	**(286.4)**
Financial Margin	**1,021.0**	**769.8**	**597.8**	**1,790.8**	**1,094.2**
Loan Loss Reserves (Net)	(425.7)	(301.7)	(342.6)	(727.4)	(618.1)
Risk Adjusted Net Interest Income	**595.3**	**468.1**	**255.2**	**1,063.4**	**476.1**

Market Related Income

MM Ps	2Q05	1Q05	2Q04	6M05	6M04
Financial Instruments Negotiable	(131.7)	(127.6)	(500.5)	(259.3)	(17.4)
Repos	(2.6)	(5.7)	2.7	(8.3)	(13.1)
Securities Purchases and Sales	(223.3)	358.3	(704.9)	135.0	(575.7)
Derivate Instruments	(115.6)	338.2	2,192.7	222.6	1,281.6
Total	**(473.1)**	**563.2**	**989.9**	**90.1**	**675.4**

Administrative and Promotion Expenses

MM Ps	2Q05	1Q05	2Q04	6M05	6M04
Personnel	28.7	24.2	23.1	53.0	53.9
Administrative Expenses	278.0	260.8	236.1	538.8	441.6
Contributions to IPAB	51.9	51.3	48.6	103.2	89.6
Depreciations and Amortizations	32.8	31.5	34.6	64.3	71.7
Administrative and Promotion Expenses	**391.3**	**367.9**	**342.4**	**759.2**	**656.8**

- *Figures in this report are not audited. Even though they were prepared with the same accounting principles and policies used in the latest audited annual Financial Statements.*
- *Figures must be understood and analyzed just for the quarter. The best reference to compare are the December 2004 audited Financial Statements.*
- *All figures included in this report are in addition to the Financial Statements.*

Earnings from Subsidiaries

Earnings form subsidiaries posted profits of $406.0 MM Ps in 6M05 compared with $59.1 MM Ps during the same period of the previous year. This result is mainly explained by Sinca Inbursa which announced on May 2005, that has reached an agreement to sell its 25% stake in CIE Las Americas. This transaction has been valued in $995 MM Ps representing $322 MM Ps net income.

Loan Portfolio and Asset Quality

Loan portfolio stood at $56,031.2 MM Ps at the end of June 2005, a 14.4% increase relative to June 2004.

It is worth to highlight the success in changing the composition of Loan Portfolio from USD to Pesos. Loan Portfolio in Pesos as of June 2005 represented 72% of the total Loan Portfolio, 240 basis points more than the previous year.

Loan loss reserves grew from $6,060 MM Ps in 2Q04 to $6,659 MM Ps in 2Q05, representing a 14.8%, increase and a coverage ratio to non performing loans of 18 times .

Banco Inbursa Selected Ratios

	Jun-05	Jun-04	System Mar '05
Loans / Total Assets	66.6%	67.7%	52.3%
NPL / Loan Portfolio	0.7%	0.4%	2.4%
LLR / NPL (times)	18.0	33.2	2.0
Op. Cost / Fin. Margin + Other Inc	25.2%	26.7%	100.5%

Non Performing Loans

Non Performing loans increased from $373 MM Ps as of 1Q05 to $387 MM Ps at the end of June 2005.

It is worth to recall that in the commercial loans the total amount of loans are recorded as non perform on the day following of any default.

Credits that could represent higher potential risk, other than past due loans, are those classified under the "D" and "E" scores; as of June 2005, these loans amounted $778 MM Ps.

Income Statement Selected Figures

MM Ps	2Q05	1Q05	2Q04	6M05	6M04
OTHER EXPENSES / INCOME	**76.0**	**8.5**	**144.8**	**84.5**	**(26.2)**
Charge Offs	(224.4)	(9.4)	(1.1)	(233.8)	(14.7)
Recoveries	0.0	0.0	0.0	0.0	0.0
Repomo	(7.8)	(4.9)	108.1	(12.7)	(77.9)
Other Income	308.2	22.8	37.8	331.0	66.3
EARNINGS FROM SUBSIDIARIES	**290.3**	**115.7**	**(60.8)**	**406.0**	**59.1**
Sinca Inbursa	273.5	101.4	(70.2)	374.8	36.7
Siefore Inbursa	16.8	14.3	9.4	31.2	22.3
MONETARY POSITION RESULTS	**57.1**	**127.5**	**18.2**	**184.7**	**364.2**
Repomo - Margin	49.4	122.7	126.2	172.0	286.4
Repomo - Other expenses	7.8	4.9	-108.1	12.7	77.9

Loan Portfolio

MM Ps	2Q05	%	1Q05	%	2Q04	%
TOTAL LOAN PORTFOLIO	**56,031**	**100%**	**57,598**	**100%**	**48,986**	**100%**
Commercial	50,851	91%	52,628	91%	44,658	91%
Financial Institutions	617	1%	741	1%	949	2%
Consumer	3,289	6%	3,110	5%	2,918	6%
Housing	887	2%	746	1%	278	1%
Federal Government	0	0%	0	0%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**386**	**0.7%**	**373**	**0.6%**	**182**	**0.4%**
LOAN LOSS RESERVES	**6,959**	**12%**	**6,666**	**12%**	**6,060**	**12%**

	2Q05	1Q05	2Q04
Pesos	72%	66%	48%
USD	28%	34%	52%
Secured *	84%	80%	78%
Unsecured	16%	20%	22%

* Collateral, real guarantees and guarantors

Non Performing Loans

Current Ps	$ MM Ps	%
NPL March 31, 2005	**373.3**	
- Decreases in NPL	**64.1**	**100.0%**
* Recoveries & Restructures	64.1	100.0%
* Write Offs	0.0	0.0%
+ Increases in NPL	**77.4**	**100.0%**
* Exchange rate effects	-0.4	-0.6%
* New NPL	77.8	100.6%
NPL June 30, 2005	**386.6**	

Commercial Lending

Banco Inbursa remains as the third most important bank in the Mexican system in commercial lending with a 14.1% market share as of March 2005. Loan portfolio remains well diversified in many sectors such as services, manufacture, transport and entertainment, among others.

Capitalization

Banco Inbursa remains a well capitalized bank with a 22.0% TIER 1 Capital ratio as of June, 2005. This figure compares positively with the 12.7% ratio obtained by the market.

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee trough detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured trough stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

The value at risk results should be understood as follows: as of June 2005, under an stressed scenario (year 1998 market conditions). Banco Inbursa would have lost $131 MM Ps with its June 2005 portfolio which would have represented 0.7% of its March 2005 TIER 1 Capital.

Loan Portfolio Breakdown by Sector



Others 14%
Manufacture 17%
Food 3%
Real State 3%
Construction 2%
Transport 7%
Financial Services 8%
Commerce 20%
Steel 11%
Services 6%
Entretainment 9%

Capitalization Ratio

MM Ps as of June, 2005	Jun '05	Mar '05	Jun '04	Mkt. Avg. Mar '05
Credit Risk Assets	**70,043.5**	**71,872.7**	**60,536.9**	**985,535.2**
Tier 1 Capital	29.4%	28.3%	31.7%	20.3%
Net Capital	29.7%	28.6%	33.0%	21.8%
Credit & Portfolio Risk Assets	**93,726.3**	**115,071.0**	**121,279.1**	**1,568,438.2**
Tier 1 Capital	22.0%	17.7%	15.8%	12.7%
Net Capital	22.2%	17.9%	16.4%	13.7%

Value at Risk * 2Q05 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK (1)	% VAR vs TIER 1 CAPITAL
Fixed Income	38,044.0	(52.0)	-0.25%
Equity	720.0	(1.0)	-0.66%
Derivatives	(19,534.0)	(134.0)	-0.01%
Banco Inbursa	19,229.0	(131.0)	-0.65%
TIER 1 CAPITAL (2)	20,360.0		

(1) Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

(2) Last quarter TIER 1 CAPITAL

Loan Portfolio 2Q05 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio (%)	Loan Loss Resrve vs Past Due Loans (Times)
USD*	15,183.2	224.1	3,781.8	24.91%	16.87
MXP	38,546.4	162.5	3,033.9	7.87%	18.67
UDI's*	1,463.4	0.0	142.9	9.77%	4,764.70
Total	**55,193.1**	**386.6**	**6,958.6**	**12.61%**	**18.00**

* Both figures, USD and UDI's are expressed in pesos

AFORE INBURSA
(Pension Funds)

Afore Inbursa reached $276.4 MM Ps in commissions income during 6M05, representing 21.6% increase relative to the same period of the previous year. Afore Inbursa posted $51.5 MM Ps profits during 6M05 compared with $62.5 MM Ps in 6M04 due to the increase in the acquisition cost mainly explained by the commercial strategy.

Affiliate Base & Assets Under Management

Assets under management reached $45,812.1 MM Ps at the end of June 2005 a 32.6% increase relative to the same period of 2004 and a 8.4% increase vs. 1Q05.

Affiliate base was increased by 415,287 new clients in 2Q05 relative to 2Q04, this is mainly explained by higher transfers among the Afore system.

These results are mainly due to the increase on our sales force as well as more promotion efforts.

It is worth to recall the new regulation in the Afore business related to the affiliate base was approved at the end of 2004. Starting June 2005, an affiliate can change to a cheaper Afore at any time he wants but if he wants to move to a more expensive one, he has to wait at least one year as it was restricted for everybody in the former law.

The average minimum wages/affiliate ratio was 5.12 as of June 2005, compared with 4.52 market average.

Stockholders´Equity

Stockholders' equity decreased from $798.3 MM Ps in 2Q04 to $577.2 MM Ps in 2Q05 a 28% decrease. If compared 2Q05 vs. 1Q05 Stockholders´ Equity decreased 35%. This is mainly explained by a $318.2 MM Ps dividend payment on May 2005

Selected Figures

MM Ps	2Q05	1Q05	2Q04	6M05	6M04
Comission Income	120.3	156.1	96.3	276.4	227.3
General Expenses	**(117.2)**	**(94.9)**	**(78.7)**	**(212.1)**	**(136.8)**
Administrative Expenses	(13.9)	(15.8)	(28.5)	(29.7)	(51.9)
Operating Expenses	(35.9)	(29.3)	(15.8)	(65.2)	(32.4)
Promotion Expenses	(67.4)	(49.7)	(34.4)	(117.1)	(52.4)
Depreciation & Amortization	(2.6)	(2.7)	(3.1)	(5.4)	(6.2)
Operating Income	0.5	60.2	14.5	60.7	84.3
Other Income	0.7	0.9	0.6	1.6	1.0
REPOMO	12.2	(5.0)	24.1	7.1	12.4
Net Income	3.7	47.8	15.5	51.5	62.5
Investments	575.1	795.0	777.2	575.1	777.2
Fixed Assets	14.2	14.6	16.9	14.2	16.9
Total Assets	720.0	981.2	899.6	720.0	899.6
Stockholders' Equity	577.2	890.5	798.3	577.2	798.3

Affiliate Quality

	2Q05	1Q05	2Q04	Mkt. Share Jun-05
Affiliattes (#)	2,738,730	2,562,685	2,323,443	8.0%
Assets Under Mngmt. (MM Ps)	45,812.1	42,251.9	34,555.0	8.8%

	2Q05	1Q05	2Q04	Mkt. Avg Jun-05
Avg. Min. Wages/Affiliate	5.12	5.15	5.21	4.52
Active Workers/Affiliate	31.8%	32.6%	31.1%	39.2%
ROE	17.8%	21.5%	15.6%	32.8%

*Anualized


Assets Under Management
2Q03-2Q05
(MM Ps)
28,971.3
30,500.2
31,399.3
33,004.6
34,555.0
36,668.0
39,163.2
42,251.9
45,812.1
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

EQUIVALENT COMMISSIONS

AFORE	%
Inbursa	**1.53%**
Actinver	2.02%
Invercap	2.17%
Azteca	2.22%
IXE	2.42%
Metlife	2.67%
XXI	2.89%
HSBC	3.34%
Banorte Generali	3.40%
Bancomer	3.40%
ING	3.44%
Principal	3.48%
Banamex	3.49%
Profuturo GNP	3.64%
Santander Mexicano	4.01%
System Average	**2.94%**

Smallest commissions, greater balance and pension

Bigger commissions, less balance and pension

Assumptions:

- Real annual interest rate of 5%
- 1 year period of quotation
- Wage: 3 times Mexico City's minimum wage
- $22,000 Ps initial balance
- 0% real wage increase
- 5 year of permanence

Source: CONSAR

COST OF OPPORTUNITY INDICATOR

AFORE	%
Inbursa	**100.0%**
Actinver	92.1%
XXI	91.5%
Principal	90.6%
Invercap	91.7%
Metlife	91.4%
Banorte Generali	90.1%
Banamex	90.5%
IXE	89.6%
HSBC	89.1%
Azteca	89.2%
Bancomer	88.1%
ING	88.0%
Profuturo GNP	86.3%
Santander Mexicano	83.8%
System Average	**90.8%**

The information presented should not be in any case understood as a recommendation

Assumptions:

- Workers with a 3 times Mexico City´s minimum wage, affiliated to the IMSS (Mexican Social Security Institute) since July 1997.
- Commission structure of each Afore
- Siefore returns
- The sample considers a time frame from July 2, 1997 to June 30, 2005.

Source: CONSAR

- This cost of opportunity indicator was launched by Consar on September 2001. The indicator shows the percentage of assets that an affiliate has in less than what he would have in the Afore with a better balance accumulation per affiliate, which was Inbursa as of June 2005.
- The indicator allows to compare the balance accumulated by an affiliate after commissions charges and returns on his investment trough the Siefore
- This figure only considers the balance for retirement after handicap or oldness. The indicator might change according to the worker salary.

SEGUROS INBURSA Under US GAAP
(MM USD)

Net Income

	2Q05 MM USD	1Q05 MM USD	2Q04 MM USD	Jan-Jun ´05 MM USD	Jan-Jun ´04 MM USD
Net income under CNSF GAAP	9.5	14.0	(6.6)	23.5	24.7
Reserves Adjustments	(0.2)	0.9	2.6	0.7	1.0
Investments Adjustments	(7.9)	(14.7)	36.4	(22.6)	14.6
Deferred Taxes	(3.2)	0.1	(6.6)	(3.1)	(4.9)
Deferred Acquisition Costs	(5.5)	(3.9)	1.1	(9.4)	(0.2)
Monetary Positions Adjustments	(0.4)	(8.0)	(25.6)	(8.4)	(12.8)
Others	26.6	34.0	19.7	60.7	11.5
Net Increase	9.4	8.5	27.6	17.9	9.3
Net Income Under US GAAP	**18.9**	**22.5**	**20.9**	**41.4**	**34.0**

- ***Seguros Inbursa´s*** *net income reached $18.9 MM USD during 2Q05 and under US GAAP, $9.4 MM USD more than those registered under the CNSF rules during the same period. This result is mainly explained by $26.6 MM USD add-backs coming from other adjustments together with deductions of $17.2 MM USD in reserves, investments, deferred taxes, deferred acquisition cost and other adjustments.*

Stockholders' Equity

	2Q05 MM USD	1Q05 MM USD	2Q04 MM USD
Stockholders´equity under CNSF GAAP	225.2	261.3	197.8
Adjustments on Assets	59.1	55.1	78.3
Deferred Acquisition Cost	63.5	62.1	58.4
Fixed Assets	(37.7)	(36.4)	(14.5)
Others	33.3	29.4	34.4
Reserves Adjustments	419.3	393.2	289.6
Deferred Taxes	(258.2)	(245.7)	(228.3)
Others	50.2	44.3	88.4
Net Increase	270.4	246.9	228.0
Stockholders´Equity Under US GAAP	**495.6**	**508.2**	**425.8**

- ***Seguros Inbursa's*** *Stockholders' equity resulted $495.6 MM USD under US GAAP at the end of June, 2005 compared with $225.2 MM USD under the CNSF rules. The difference is basically explained by: $59.1 MM USD, $419.3 MM USD and $50.2 MM USD add-backs from assets, reserves and other adjustments, respectively, and deductions of $258.2 MM USD from deferred taxes.*

SEGUROS INBURSA
(Insurance)

Seguros Inbursa´s net income stood at $253.2 MM Ps at the end of June 2005, a 14.9% decrease relative 6M04. When adjusted by Patrimonial Inbursa, net income would have been $332.6 MM Ps during 6M05, a 11.8% increase relative to the same period of 2004. This result is mainly explained by less monetary position adjustments and more favorable market conditions during the quarter.

Financial Information*

MM Ps	2Q05	1Q05	2Q04	6M05	6M04
Direct Premiums	2,109.9	2,061.9	2,166.9	4,171.8	4,266.4
Reserves Provisions	316.0	162.4	319.4	478.4	475.7
Technical Income	(63.2)	217.5	(227.2)	154.2	51.4
Net Financial Income	318.8	128.2	276.1	447.0	693.9
Repomo	(4.1)	(88.1)	(4.6)	(92.2)	(154.1)
Net Income	142.5	190.1	(68.5)	332.6	297.4
Assets	18,559.5	18,801.1	17,404.3	18,559.5	17,404.3
Investments	15,143.5	15,191.3	12,240.4	15,143.5	12,240.4
Reserves	13,638.6	13,403.5	12,897.2	13,638.6	12,897.2
Stockholders' Equity	2,662.2	3,110.5	2,378.5	2,662.2	2,378.5

* *2005 figures include Patrimonial Inbursa's Operations*

On comparable basis, Seguros Inbursa´s total premiums decreased 2.2% in 6M05 vs. 6M04 while improving combined ratio from 96.4% to 91.8% in 6M04 and 6M05, respectively.

Premiums Breakdown

Line of business	Breakdown 6M05	Growth Rate 6M05 vs 6M04	Combined Ratio (2005)	Combined Ratio (2004)	Seguros + Patrimonial Breakdown 6M05	Seguros + Patrimonial Growth Rate 6M05 vs 6M04
P&C	24.9%	-14.5%	75.3%	103.8%	30.5%	13.1%
Automobile	24.6%	-14.4%	99.7%	91.4%	22.7%	-14.4%
Life	38.1%	-2.1%	N.A.	N.A.	35.3%	-2.1%
A & H	12.5%	-9.4%	100.6%	98.0%	11.6%	-9.4%
Total	**100%**	**-9.5%**	**95.1%**	**96.4%**	**100%**	**-2.2%**

When adjusted by Patrimonial Inbursa, Property & Casualty premiums increased 13.1% in 1Q05 relative to 6M04. This increase was off set by the reductions of 14.4% and 9.4% in Automobile and A&H businesses.

During 6M05, Seguros Inbursa continued posting growths in both investments and reserves, 21.6% and 5.2%, respectively, if compared with 6M04.

Stockholders´ equity reached $2,426.8 MM Ps at the end of June, 2005, 16.9% decrease when compared with 1Q05 and 2.0% increases when compared with 6M04.

PENSIONES INBURSA Under US GAAP
(MM USD)

Net Income

	2Q05 MM USD	1Q05 MM USD	2Q04 MM USD	Jan-Jun ´05 MM USD	Jan-Jun ´04 MM USD
Net income under CNSF GAAP	20.7	27.4	17.7	48.0	37.9
Reserves Adjustments	1.2	1.0	(0.9)	2.2	(0.8)
Investments Adjustments	0.5	0.0	25.2	0.6	24.2
Deferred Taxes	6.6	1.9	(3.4)	8.5	(4.7)
Deferred Acquisition Costs	0.1	(0.1)	(0.0)	(0.0)	(0.0)
Monetary Positions Adjustments	(0.2)	10.0	0.1	9.8	18.4
Others	(8.8)	(11.3)	(1.4)	(20.2)	(17.3)
Net Increase	(0.5)	1.5	19.5	0.9	19.9
Net Income Under US GAAP	**20.2**	**28.8**	**37.3**	**49.0**	**57.8**

- *Under USGAAP,* ***Pensiones Inbursa*** *net income stood at $20.2 MM USD in 2Q05 compared with $20.7 MM USD under the CNSF rules, $0.5 MM USD less. This result is explained by add-backs of $8.5 MM USD coming from reserves, investments, deferred taxes and acquisition costs adjustments as well as deductions of $9.0 MM USD explained by monetary position and other adjustments during the quarter.*

Stockholders' Equity

	2Q05 MM USD	1Q05 MM USD	2Q04 MM USD
Stockholders´equity under CNSF GAAP	220.5	877.9	611.8
Investments Adjustmens	106.4	286.1	266.9
Reserves Adjustments	164.4	158.1	151.9
Deferred Taxes	(114.0)	(204.9)	(125.4)
Others	(65.2)	(134.1)	(212.5)
Net Increase	91.6	105.2	80.9
Stockholders´Equity Under US GAAP	**312.1**	**983.1**	**692.7**

- ***Pensiones Inbursa's*** *Stockholders' equity resulted $312.1 MM USD under US GAAP in 2Q05 compared with $220.5 MM USD under the CNSF rules. The difference is basically explained by: $106.4 MM USD and $164.4 MM USD add-backs from investments and reserves adjustments, respectively, and deductions of $114.0 MM USD and $65.2 MM USD from deferred taxes and other adjustments, respectively.*

PENSIONES INBURSA
(Annuities)

Pensiones Inbursa´s net income reached $517.6 MM Ps during the first six months of 2005, a 13.5% increase relative to the same period of the previous year. The main drivers behind this result were a lower monetary position adjustments, less reserves creations and a good result in its subsidiary Promotora Inbursa due to favorable market conditions.

Selected Financial Information

MM Ps	2Q05	1Q05	2Q04	6M05	6M04	IDEAL JUNE 2005
Direct Premiums	127.9	93.0	317.4	220.8	394.7	NA
Reserves Provisions	79.3	2.7	206.7	82.0	221.7	NA
Acquisition cost	(10.8)	(6.6)	(2.5)	(17.4)	(9.4)	NA
Technical Income	(148.0)	(96.7)	(68.9)	(244.7)	(208.4)	NA
Net Financial Income	304.0	214.2	219.9	518.2	475.2	NA
Repomo	6.4	(112.3)	(8.1)	(105.9)	(221.5)	1.3
Income from Subs.*	122.7	238.8	149.1	361.4	302.9	NA
Net Income	211.7	305.9	220.4	517.6	455.9	549.4
Assets	15,494.1	22,920.3	20,421.4	15,494.1	20,421.4	12,108.8
Investments	15,429.5	22,624.8	20,195.2	15,429.5	20,195.2	7,311.9
Reserves	13,027.0	12,933.7	12,986.6	13,027.0	12,986.6	0.0
Stockholders' Equity	2,376.0	9,814.2	7,356.8	2,376.0	7,356.8	9,208.3

*** Promotora Inbursa**

•On June 2005 Inbursa spun-off to create IDEAL which will be independently listed on the Mexican Stock Exchange, during the third quarter of 2005 upon some compliances. IDEAL´s Stockholders´ Equity was $9,208 MM Ps as of June 30, 2005. IDEAL is oriented to the feasibility analysis, structuring, implementing and developing human and physical capital in infrastructure projects in Mexico and the rest of Latin America.

•IDEAL´s net income reached $549.4 MM Ps during June, 2005 mainly explained by the performance showed in the investment portfolio.

OPERADORA INBURSA
(Mutual Funds)

Funds under management increased from $21,871.2 MM Ps to $27,185.2 MM Ps at the end of June, 2004 and 2005, respectively, 24.3% increase.

Funds Under Management
June 2005

Dinbur
$3.1 bn Ps


MTN's
33%
Gov. Bonds
39%
CD's
28%

Fonibur
$11.0 bn Ps


MTN's
34%
Stocks
66%

Fondo Inbursa
$4.8 bn Ps


Stocks
67%
MTN's
31%
CD's
2%

Inburex
$8.2 bn Ps


MTN's
53%
Gov. Bonds
21%
CD's
26%

Mutual Funds
(June, 2005)

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN MKT AVG.	ANUALIZED RETURN MSE
DINBUR	Fixed Income	3,148.9	8.30%	5.04%	
INBUREX	Fixed Income	8,240.9	8.61%	6.09%	
INBURSA	Stock´s, Bonds $ M.M.	4,823.7	3.12%	12.40%	4.40%
FONIBUR	Stock´s, Bonds $ M.M.	10,971.6	6.07%	12.40%	

* MSE= Mexican Stock Exchange

INVERSORA BURSATIL
(Brokerage House)

Inversora Bursatil posted profits of $81.1 MM Ps during 6M05 that compares with $235.2 MM Ps obtained in 6M04. This result is mainly explained by the significant participation in 2004 of Inbursa in the largest corporate restructures in the country (ICA and Desc).

During the second quarter of 2005 Inversora Bursatil underwrote $6.3 Bn Ps in Commercial Paper, for an accumulated amount of $20.5 Bn Ps, continuing its leadership in this segment of business in Mexico.

Stockholders' equity increased 19% in one year, from $1,000.6 MM Ps to $1,188.6 MM Ps at the end of June 2004 and 2005, respectively.

Select Figures

MM Ps	2Q05	1Q05	2Q04	6M05	6M04
Operating Margin	70.7	38.4	171.7	109.1	351.9
Interest Income	(0.7)	0.2	6.6	(0.5)	13.1
Net Income	52.4	28.7	118.6	81.1	235.2
Total Assets	1,439.0	1,299.4	1,230.7	1,439.0	1,230.7
Investment Portfolio	1,137.9	1,108.2	989.9	1,137.9	989.9
Stockholders' Equity	1,188.6	1,143.5	1,000.6	1,188.6	1,000.6
Assets in Custody	750,389.6	682,425.6	586,248.0	750,389.6	586,248.0

FIANZAS GUARDIANA INBURSA
(Bonds)

Direct premiums increased 27.5% from $167.2 MM Ps to $213.2 MM Ps at the end of June 2004 and 2005, respectively. Technical Income registered a 16.4% increase during the year, from $70.0 MM Ps during the first half of 2004 to $81.5 MM Ps in 6M05.

Select Figures

MM Ps	2Q05	1Q05	2Q04	6M05	6M04
Direct Premiums	103.5	109.6	84.9	213.2	167.2
Technical Income	38.4	43.1	46.4	81.5	70.0
Earnings From Investments	4.4	1.6	2.4	6.0	3.1
Monetary Position	(0.6)	(5.2)	(0.3)	(5.7)	(8.2)
Net Income	53.4	29.1	54.1	82.5	87.2
Total Assets	973.9	1,171.6	1,010.1	973.9	1,010.1
Investments	839.2	1,052.5	869.6	839.2	869.6
Reserves	210.3	210.5	213.0	210.3	213.0
Stockholders' Equity	654.0	869.7	672.5	654.0	672.5

APENDIX
Spin-Off

Following is comparative non-audited pro-forma figures to show the effect of the spin-off in Grupo Financiero Inbursa as if the spin-off occurred on June 2004.

These figures are in nominal million pesos.

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet (MM Ps.)

Current Ps

ASSETS	June 2004	June 2005
Cash & due from Banks	**7,240.4**	**6,485.5**
Financial Instruments	**12,365.8**	**15,193.5**
Negotiable	6,586.9	11,804.0
For Sale	1.8	1.8
Held to Maturity	5,777.1	3,387.6
Unlisted Securities	0.0	0.0
Repos & Derivatives	**1,871.7**	**4,837.7**
Repo Operations	49.1	180.5
Securities to be received in credit Operations	0.0	0.0
Derivatives	1,822.6	4,657.2
LOANS	**46,698.6**	**55,594.1**
Commercial	42,725.2	50,800.5
Interbank	909.5	617.1
Consumer	2,797.2	3,289.4
Housing	266.5	887.2
Federal Government	0.2	0.0
FOBAPROA/IPAB	0.0	0.0
PAST-DUE LOANS	**174.8**	**386.3**
TOTAL GROSS LOANS	**46,873.4**	**55,980.4**
Loan Loss Reserves	5,808.0	6,959.9
TOTAL NET LOANS	**41,065.4**	**49,020.5**
Receivables,Sundry Debtors & Adv. Payments	3,783.9	5,935.1
Fixed Assets (net)	641.9	625.4
Repossessed Assets	19.7	19.7
Permanent Equity Investments	8,055.0	8,670.5
Deferred Taxes (net)	0.1	0.0
Other assets,deferred charges & intangible	758.9	902.5
TOTAL ASSETS	**75,802.9**	**91,690.4**

LIABILITIES	June 2004	June 2005
DEPOSITS	**39,941.7**	**50,956.4**
Demand Deposits	12,863.4	20,221.1
Time Deposits	27,078.2	30,735.2
Bank Bonds	0.0	0.0
INTERBANK LOANS & OTHER	**2,610.4**	**2,354.5**
	1,028.6	**1,194.9**
Repo Operations	34.6	170.6
Credit related operations	0.0	0.0
Derivatives	994.0	1,024.3
OTHER ACCOUNTS PAYABLE	**3,500.0**	**5,844.3**
Income tax & Employee profit sharing	230.6	632.0
Other accounts payable	3,269.4	5,212.3
DEFERRED TAXES	616.9	732.5
DEFERRED CREDITS	226.4	0.9
TOTAL LIABILITIES	**47,923.9**	**61,083.4**
STOCKHOLDERS' EQUITY		
SUSCRIBED CAPITAL	**13,221.9**	**13,308.8**
Paid-in Capital	12,570.3	12,725.8
Share Subscription Premium	651.6	583.1
Subordinated debt		
EARNED CAPITAL	**14,613.4**	**17,265.1**
Capital Reserves	2,780.3	2,706.9
Retained Earnings	22,304.2	23,461.5
Valuation surplus (Deficit) of available for sale instruments	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0
Valuation effects on affiliates and associated firms	(1,043.8)	(1,107.7)
Surplus (deficit) from Equity Restatement	(11,165.7)	(9,832.7)
Net Income of the period	1,738.4	2,037.1
Minority Interest	43.7	33.1
TOTAL STOCKHOLDERS' EQUITY	**27,879.0**	**30,607.0**
LIABILITIES & STOCKHOLDERS' EQUITY	**75,802.9**	**91,690.4**

APPENDIX
US GAAP

Investment by Company

MM USD	2Q05 $	2Q05 %	1Q05 $	% chg vs. 1Q05	2Q04 $	% chg vs. 2Q04
Banco Inbursa	1,941.9	65%	1,982.3	-2%	1,706.6	14%
Operadora	41.3	1%	43.4	-5%	33.6	23%
Seguros	495.6	17%	508.2	-2%	425.8	16%
Pensiones	312.1	10%	983.1	-68%	692.7	-55%
Fianzas	85.2	3%	81.0	5%	62.5	36%
Inversora	109.9	4%	101.9	8%	83.2	32%
Others	7.9	0%	7.2	9%	6.5	22%
Total	**2,993.9**	**100%**	**3,707.1**	**-19%**	**3,010.9**	**-1%**

Net Income

MM USD	2Q05 $	2Q05 %	1Q05 $	% chg vs. 1Q05	2Q04 $	% chg vs. 2Q04	Jan - Jun 2005	Jan - Jun 2004	% Chg
Banco Inbursa	28.5	36%	69.0	-59%	50.5	-44%	97.5	76.0	28%
Operadora	5.3	7%	3.7	45%	3.2	64%	9.0	7.9	14%
Seguros	18.9	24%	22.5	-16%	20.9	-10%	41.4	34.0	22%
Pensiones	20.2	25%	28.8	-30%	37.3	-46%	49.0	57.8	-15%
Fianzas	0.8	1%	2.4	-67%	6.9	-89%	3.2	8.5	-63%
Inversora	5.1	6%	3.0	72%	10.1	-50%	8.0	21.6	-63%
Others	0.5	1%	0.1	725%	0.4	14%	0.6	1.1	-48%
Total	**79.3**	**100%**	**129.4**	**-39%**	**129.5**	**-39%**	**208.6**	**206.9**	**1%**

Sources & Uses of Funds
(MM USD)

	SOURCES					
	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	2,170.5	4,947.5	645.8	57.6	634.3	**8,455.6**
Seguros Inbursa	225.2	-	1,258.7	44.3	163.0	**1,691.2**
Pensiones Inbursa	220.5	-	1,209.0	-	8.5	**1,437.9**
Inversora Bursátil	110.3	-	-	5.6	17.6	**133.5**
Operadora Inbursa	41.3	-	-	4.7	3.1	**49.1**
Fianzas G-Inbursa	60.7	-	19.5	-	10.2	**90.4**
Others	9.0	6.2	0.1	0.0	1.2	**16.6**
TOTAL	**2,837.4**	**4,953.7**	**3,133.1**	**112.3**	**837.9**	**11,874.4**

	USES					
	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	1,297.3	5,200.0	1,294.2	44.8	619.4	**8,455.6**
Seguros Inbursa	235.3	40.2	1,018.9	92.6	304.1	**1,691.2**
Pensiones Inbursa	305.9	-	1,097.8	-	34.2	**1,437.9**
Inversora Bursátil	113.8	-	4.6	2.4	12.8	**133.5**
Operadora Inbursa	7.8	-	39.1	-	2.2	**49.1**
Fianzas G-Inbursa	25.1	6.8	40.9	5.4	12.2	**90.4**
Others	4.0	11.8	-	-	0.8	**16.6**
TOTAL	**1,989.4**	**5,258.7**	**3,495.4**	**145.2**	**985.7**	**11,874.4**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Loan Portfolio

MM USD	2Q05	%	1Q05	%	2Q04	%
TOTAL LOAN PORTFOLIO	**5,200**	**100%**	**5,152**	**100%**	**4,074**	**100%**
Commercial	4,719	91%	4,708	91%	3,714	91%
Financial Institutions	57	1%	66	1%	79	2%
Consumer	305	6%	278	5%	243	6%
Housing	82	2%	67	1%	23	1%
Federal Government	0	0%	0	0%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**36**	**0.7%**	**33**	**0.6%**	**15**	**0.4%**
LOAN LOSS RESERVES	**646**	**12%**	**596**	**12%**	**504**	**12%**

	2Q05	1Q05	2Q04
Pesos	72%	66%	48%
USD	28%	34%	52%
Secured *	84%	80%	78%
Unsecured	16%	20%	22%

* Collateral, real guarantees and guarantors

APPENDIX
Banco Inbursa

CAPITALIZATION
(Constant MM Pesos as of June 30, 2005)

TIER 1 CAPITAL		**20,591**
STOCKHOLDERS' EQUITY		23,387
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS		-
LESS:	INVESMENT IN SUBORDINATED DEBT	-
	INVESTMENTS IN FINANCIAL INSTITUTIONS	1,980
	INVESTMENTS IN NON-FINANCIAL INSTITUTIONS	450
	FINANCING GRANTED FOR THE AQUISITION OF SHARES	-
	OF THE BANK OR OTHER GROUP SUBSIDIARIES	-
	EXCESS ON DEFERRED TAXES	-
	RESTRUCTURING CHARGES & OTHER INTANGIBLES	366
	PREVENTIVE RESERVES PENDING TO BE CONSTITUITED AND CONSTITUITED	-
	OTHER ASSETS	-
TIER 2 CAPITAL		**193**
CAPITALIZATION INSTRUMENTS		-
GENERAL PREVENTIVE RESERVES		193
SUBORDINATED DEBT		-
TIER 1 & 2 CAPITAL		**20,784**

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	13,412	1,073
PESO OR UDI REAL INTEREST RATE OPERATIONS	2,544	204
FOREIGN CURRENCY NOMINAL INTEREST RATE	3,561	285
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	27	2
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	2,554	204
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	1,585	127
TOTAL	**23,683**	**1,895**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GRUOP I (RISK WEIGHT 0 %)	-	-
GRUOP II (RISK WEIGHT 20 %)	511	41
GRUOP III (RISK WEIGHT 100 %)	68,314	5,465
SUB-TOTAL	**68,825**	**5,506**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES	1,219	97
TOTAL	**70,044**	**5,603**

INVESTMENT IN SECURITIES
June 30, 2005
(Constant 000's Pesos as of June 30, 2005)

TRADING PORTFOLIO	**10,314,306**
Securities	633,819
Commercial Paper	1,389,709
Bonds	5,250,624
Government Securities	2,789,292
Other Issues (CPO's)	250,862
SECURITIES HELD FOR SALE	**1,837**
Government Securities	1,837
SECURITIES HOLD TO MATURITY	**4,931,555**
Credit Link	3,203,092
Mexican Government Securities	1,728,463

REPURCHASE PORTFOLIO
June 30, 2005
(Constant 000's Pesos as of June 30, 2005)

REPURCHASE AGREEMENTS	**64,821**
Cetes	0
Bondes	64,821
Bankers' Acceptances	0
RESELL AGREEMENTS	**53,571**
Cetes	0
Bondes	53,571
Bankers' Acceptances	0

DEFERRED TAXES
June 30, 2005
(Constant 000's Pesos as of June 30, 2005)

TOTAL DEFERRED TAXES	**576,062**
Negotiable Financial Instruments	119,267
Stocks	121,200
Promotora's good will amortization	-15,631
Sinca's good will amortization	-7,191
UMS over price amortization	-2,486
Buy-sell portfolio over price amort.	79,297
Futures 24/48 hrs	-372
FIMPE trust revenue	69,951
Repos	3,759
Swaps	208,268

LOAN PORTFOLIO
(Constant MM Pesos as of June 30, 2005)

	2Q05	
	PERFORMING LOANS	NON PERFORMING LOANS
Commercial	50,400	284
Interbank	617	-
Consumer	3,289	48
Mortgages	887	55
Government	-	-
Fobaproa Bonds	-	-
Total	**55,193**	**387**

LOAN PORTFOLIO	2Q05
Total Loan Portfolio	55,580
Loan Loss Reserves	6,959
TOTAL LOAN PORTFOLIO (NET)	**48,621**

LOAN PORTFOLIO BREAKDOWN BY CURRENCY	PESOS	UDI´s	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	34,227	1,023	15,150	**50,400**
Interbank	584	-	33	**617**
Consumer	2,856	433	-	**3,289**
Mortgages	880	7	-	**887**
Government	-	-	-	-
Fobaproa Bonds	-	-	-	-
Total Performing Loans	**38,547**	**1,463**	**15,183**	**55,193**
NON PERFORMING LOANS				
Commercial	60	-	224	**284**
Interbank	-	-	-	**0**
Consumer	48	-	-	**48**
Mortgages	55	-	-	**55**
Total Non Permorming Loans	**163**	**0**	**224**	**387**

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES	
Loan Loss Reserves at March 31, 2005 (constant million pesos as of June 30, 2005)	**6,680**
- Adjustment for inflation Mar ´05 - Jun ´05	15
Loan Loss Reserves at March, 2005 *(million nominal pesos)*	**6,665**
+ Provisions recorded during the period	425
+ Currency valuation & other	-132
Loan Loss Reserves at June 30, 2005.	**6,958**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant MM Pesos as of June 30, 2005)

	Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO	58,379	6,959
Commercial Loans	**53,483**	**6,817**
Risk "A"	24,546	170
Risk "B"	22,309	2,387
Risk "C"	2,317	676
Risk "D"	1,821	1,092
Risk "E"	2,490	2,490
Except Federal Governmen	-	-
Past Due Interest	-	2
Interbank Loans	**617**	**3**
Risk "A"	557	3
Risk "B"	60	0
Risk "C"	-	-
Risk "D"	-	-
Risk "E"	-	-
Mortgages Loans	**942**	**48**
Risk "A"	723	4
Risk "B"	139	14
Risk "C"	25	5
Risk "D"	37	12
Risk "E"	19	13
Consumer Loans	**3,337**	**89**
Risk "A"	3,245	16
Risk "B"	-	-
Risk "C"	-	-
Risk "D"	61	43
Risk "E"	31	30
Aditional Reserves		**2**

MM current Ps as of June, 2005

	PORTFOLIO		REQUIRED RESERVES	
Risk	**% of risk**	**Notional**	**% in provision**	**Notional**
A	49.8%	29,070	0% - 0.99%	192
B	38.6%	22,508	1% - 19.99%	2,401
C	4.0%	2,343	20% - 59.99%	681
D	3.3%	1,919	60% - 89.99%	1,147
E	4.3%	2,539	90% - 100%	2,533
Subtotal	**100%**	**58,379**		**6,954**
Plus:			**Plus:**	
Non-Classified portfolio	-	-	Aditional estimates	4
Plus:				
Exceptued portfolio	0.0%	0		
Total Credit Portfolio	**100%**	**58,379**	**Total Reserves**	**6,958**

NOTES:

1.- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER ENDING JUNE 30,2005, WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS GRANTED AS OF JUNE 30, 2005. THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE CNBV.

2.- IN ACCORDANCE WITH LOAN CLASSIFICATION RULES, THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY AT LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING.

3.- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTS AT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON JUNE 30, 2005.

4.- IN ACCORDANCE WITH THE REGULATION 1460, PREVENTIVE RESERVES INCLUDES THE MORTGAGE PORTFOLIO PROVISIONS AS OF JUNE 2005 FOR $1,753, $4, $18, $11,993 AND $12,967 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

5.- IN ACCORDANCE WITH THE REGULATION 1488, PREVENTIVE RESERVES INCLUDES THE PAST DUE LOANS INTEREST PROVISIONS FOR $2,097 M Ps

6.- IN ACCORDANCE WITH THE REGULATION 1493, PREVENTIVE RESERVES INCLUDES THE CONSUMER PORTFOLIO PROVISIONS AS OF MARCH 2005 FOR $16,222, $42,572 AND $30,411 THAT CORRESPONDS TO RISKS "A", "D" AND "E", RESPECTIVELY.

7.- PREVENTIVE RESERVES INCLUDES $1,952 TAHT CORRESPONDS TO ADITIONAL RESERVES FOR OPERATIONAL RISKS.

8.- THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED AS OF JUNE 30, 2005.

DERIVATIVES INSTRUMENTS

(Constant 000´s Pesos as of June 30, 2005)

		Pesos
Hedging Derivatives		
Forwards		
	Bid	5,021,102.2
	Ask	-
Transactional Derivatives		
Forwards		
	Bid	45,447,710.0
	Ask	37,754,207.9
Futures		
	Pesos	9,148,500.0
	Dollar	5,014,460.0
TOTAL		**16,835,359.8**

MATURITY	TOTAL
1 to 7 days	3,369
8 days to 1 month	9,969
1 to 3 months	878,172
3 to 6 months	69,690
6 to 9 months	92,058
9 months to 1 year	1,157,362
1 to 2 years	119,919
2 to 3 years	13,833
3 to 4 years	2,709
4 to 5 years	-
5 to 7 years	-
7 to 9 years	-
more than 9	-
TOTAL	**2,347,081**

INTERBANK LOANS & OTHER

(Constant 000´s Pesos as of June 30, 2005)

	June 30, 2005
Pesos	1,841,759
USD*	505,322
TOTAL	**2,347,081**

BALANCE:

PESOS	Balance	Weighted
Discounts	1,014,062	
Interbanking	827,697	
	1,841,759	**8.26%**

USD*	Balance	Weighted
Loans from foreing banks	499,718	
Loans from national banks	5,604	
	505,322	**3.55%**

*** Figures in USD are expressed in Pesos**

US GAAP
Financial Statements

GRUPO FINANCIERO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Interest Income	100.2	194.3	149.9	130.6	197.7	584.8
Interest Expense	30.1	38.8	38.2	66.7	56.2	431.9
FINANCIAL MARGIN	**70.2**	**155.4**	**111.7**	**63.9**	**141.5**	**152.9**
Loan Loss Provisions	23.6	28.5	24.5	33.8	27.0	39.5
RISK ADJUSTED NII	**46.5**	**126.9**	**87.2**	**30.1**	**114.5**	**113.4**
Premiums	139.3	169.4	134.6	165.8	155.8	169.2
Comissions & Tariffs	19.0	41.3	24.6	22.4	23.4	46.6
Market-Related Income	39.7	89.0	296.7	172.0	87.5	(37.0)
TOTAL OPERATING INCOME	**244.6**	**426.6**	**543.1**	**390.3**	**381.2**	**292.3**
Aquisiton Cost	30.8	29.7	32.2	31.6	32.8	40.4
Contrctual obligatios & other net Cost	113.7	114.9	95.3	120.3	107.8	117.9
Policies dividends	2.5	1.2	1.9	3.2	1.7	3.2
Other Insurance & Bond reserves	1.6	1.8	1.6	1.3	1.5	1.4
Administrative Expenses	36.4	57.0	48.5	57.2	50.0	68.3
OPERATING INCOME	**59.6**	**222.1**	**363.7**	**176.8**	**187.3**	**61.1**
Other Expenses (Products)	(23.6)	15.7	(3.8)	(12.6)	(0.0)	(0.5)
NET INCOME BEFORES TAXES	**83.2**	**206.4**	**367.5**	**189.4**	**187.4**	**61.6**
Incurred Income Tax	13.8	14.0	14.8	22.3	36.2	30.6
Deferred Income Tax	(14.4)	72.8	116.4	(22.8)	30.9	(20.0)
NET INCOME BEFORE SUBSIDIARIES	**83.8**	**119.6**	**236.2**	**189.8**	**120.4**	**51.0**
Participated net income from subs.	(6.2)	16.3	31.5	1.6	12.5	30.1
RESULTS FROM CONTINUED OPERATION	**77.6**	**135.8**	**267.7**	**191.4**	**132.9**	**81.0**
NET INCOME	**77.6**	**135.8**	**267.7**	**191.4**	**132.9**	**81.0**
MINORITY INTEREST	**0.2**	**6.3**	**24.2**	**4.5**	**3.5**	**1.8**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05	Jun-05
Cash & due from Banks	**821.6**	**739.9**	**715.0**	**888.3**	**696.2**	**592.8**
Financial Instruments	**4,331.3**	**3,936.5**	**4,947.3**	**5,422.4**	**4,933.9**	**4,280.1**
Negotiable	1,669.4	1,138.3	2,268.3	3,184.2	2,789.9	2,063.6
For Sale	1,341.5	1,267.5	1,099.1	829.1	698.6	736.0
Held to Maturity	1,320.3	1,530.6	1,579.8	1,409.1	1,445.4	1,480.5
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Investments in Real State for Leasing	**11.4**	**11.1**	**11.1**	**11.3**	**13.0**	**11.6**
Repos & Derivatives	**777.2**	**219.9**	**202.9**	**175.1**	**388.4**	**447.7**
Repo Operations	7.7	4.6	1.6	1.8	3.2	16.8
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	769.5	215.4	201.3	173.2	385.1	431.0
LOANS	**3,807.9**	**3,639.2**	**3,980.4**	**4,712.3**	**4,892.7**	**5,021.1**
Commercial	3,469.3	3,294.5	3,615.8	4,330.3	4,481.4	4,576.2
Interbank	82.3	78.9	69.1	72.6	66.3	57.3
Consumer	239.6	242.7	252.4	258.1	278.2	305.3
Housing	16.7	23.1	43.2	51.3	66.7	82.3
Federal Government	0.0	0.0	0.0	0.0	0.0	0.0
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**16.9**	**15.2**	**20.0**	**30.3**	**33.9**	**35.8**
TOTAL GROSS LOANS	**3,824.9**	**3,654.4**	**4,000.4**	**4,742.6**	**4,926.6**	**5,056.9**
Loan Loss Reserves	480.7	503.9	531.1	570.2	596.3	645.9
TOTAL NET LOANS	**3,344.1**	**3,150.4**	**3,469.3**	**4,172.4**	**4,330.3**	**4,411.0**
Receivables,Sundry Debtors & Adv. Payments	616.7	814.1	614.4	697.2	879.9	929.1
Fixed Assets (net)	142.8	174.7	192.5	196.8	191.9	95.2
Repossessed Assets	1.8	1.7	1.7	1.8	1.8	1.8
Permanent Equity Investments	229.8	267.6	367.1	305.5	416.8	301.0
Deferred Taxes (net)	1.1	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	356.9	330.0	239.7	246.3	255.7	250.5
TOTAL ASSETS	**10,634.6**	**9,645.9**	**10,761.1**	**12,117.0**	**12,107.8**	**11,320.8**

LIABILITIES	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05	Jun-05
DEPOSITS	**3,591.9**	**3,459.5**	**3,980.2**	**4,788.9**	**4,600.8**	**4,717.1**
Demand Deposits	1,075.0	1,110.2	1,259.4	1,492.7	1,844.2	1,864.7
Time Deposits	123.5	111.4	95.6	76.7	95.5	2,852.4
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
MTN´s	2,393.4	2,237.9	2,625.2	3,219.5	2,661.1	0.0
Contingency claim & Premium Reserves	**1,703.8**	**1,667.1**	**1,692.1**	**1,786.5**	**1,803.3**	**1,888.0**
INTERBANK LOANS & OTHER	28.4	226.5	71.3	252.3	228.1	80.1
REPO & DERIVATIVES OPERATIONS	**881.2**	**89.2**	**79.4**	**65.7**	**88.6**	**110.9**
Repo Operations	5.8	3.0	1.0	1.8	2.5	15.8
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	875.4	86.2	78.4	63.9	86.1	95.1
OTHER ACCOUNTS PAYABLE	**913.1**	**563.9**	**921.0**	**1,006.8**	**925.9**	**870.9**
Income tax & Employee profit sharing	42.7	33.7	44.5	47.2	69.7	82.5
Other accounts payable	870.4	530.3	876.5	959.7	856.2	788.4
DEFERRED TAXES	554.0	605.3	726.5	717.3	749.3	656.6
DEFERRED CREDITS	0.1	19.6	0.1	0.1	0.0	0.1
TOTAL LIABILITIES	**7,672.5**	**6,631.2**	**7,470.5**	**8,617.6**	**8,396.2**	**8,323.7**
STOCKHOLDERS´ EQUITY						
SUSCRIBED CAPITAL	**1,008.7**	**1,008.7**	**1,008.7**	**1,008.7**	**1,008.7**	**963.9**
Paid-in Capital	1,008.7	1,008.7	1,008.7	1,008.7	1,008.7	963.9
EARNED CAPITAL	**1,879.7**	**1,932.9**	**2,187.5**	**2,388.1**	**2,597.2**	**2,017.2**
Retained Earnings	2,170.6	2,172.5	2,401.2	2,244.3	2,630.8	1,919.9
Adjusments for changes in Accounting Principles	(368.3)	(446.5)	(457.3)	(493.5)	(163.0)	(116.6)
Net Income of the period	77.4	206.9	243.6	637.3	129.4	213.9
Minority Interest	73.6	73.1	94.4	102.5	105.7	16.0
TOTAL STOCKHOLDERS´ EQUITY	**2,962.1**	**3,014.7**	**3,290.6**	**3,499.3**	**3,711.7**	**2,997.1**
LIABILITIES & STOCKHOLDERS' EQUITY	**10,634.6**	**9,645.9**	**10,761.1**	**12,117.0**	**12,107.8**	**11,320.8**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Interest Income	97.1	101.1	112.2	126.1	156.5	342.1
Interest Expense	32.3	30.4	34.6	53.3	55.6	225.4
Financial Margin	**64.7**	**70.7**	**77.6**	**72.8**	**100.9**	**116.6**
Loan Loss Provisions	23.6	28.5	24.5	33.8	27.0	39.4
Risk Adjusted Net Interest Income	**41.1**	**42.2**	**53.0**	**39.0**	**73.9**	**77.3**
Comissions and Fees	14.4	16.4	18.2	11.5	17.9	40.6
Market-Related Income	(32.1)	76.9	4.6	57.7	39.8	(58.3)
Operating Revenues	**23.3**	**135.5**	**75.8**	**108.2**	**131.6**	**59.6**
Non-Interest Expense	25.5	26.4	28.6	30.6	30.2	53.1
Operating Income	**(2.1)**	**109.1**	**47.2**	**77.6**	**101.4**	**6.5**
Other Income (Expenses)	0.0	0.3	(0.3)	0.0	0.0	0.2
Earnings Before Taxes	**(2.1)**	**109.4**	**46.9**	**77.6**	**101.4**	**6.7**
Incurred Income Tax & Profit Sharing	3.0	1.8	2.4	1.3	21.7	30.8
Deferred Income Tax	(22.6)	51.7	18.0	(2.9)	20.8	(26.1)
Net Income before Subsidiaries' Net Income	**17.5**	**55.9**	**26.5**	**79.2**	**58.9**	**2.0**
Subsidiaries' Net Income	8.3	(5.3)	18.6	4.3	10.4	26.5
Continous Operations' Net Income	**25.7**	**50.6**	**45.1**	**83.5**	**69.3**	**28.6**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	0.0	0.0	0.0
Minority Interest	(0.2)	(0.1)	(0.3)	(0.1)	(0.3)	(0.0)
Net Income	**25.5**	**50.5**	**44.8**	**83.4**	**69.0**	**28.5**

BANCO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05	Jun-05
Cash & Due From Banks	**826.1**	**628.4**	**561.5**	**890.5**	**712.9**	**602.1**
Financial Instruments	**1,208.7**	**1,046.5**	**1,713.1**	**1,762.6**	**1,301.2**	**1,294.4**
Negotiable	798.9	545.1	1,191.9	1,476.8	989.9	979.8
For Sale	0.2	0.2	0.2	0.2	0.2	0.2
Held to Maturity	409.7	501.2	521.0	285.6	311.1	314.4
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**772.4**	**160.9**	**149.7**	**128.5**	**323.4**	**440.4**
Repo Operations	2.9	2.7	1.0	0.9	1.6	8.2
Derivatives	769.5	158.1	148.7	127.6	321.9	432.2
Guarantee Instruments	0.0	0.0	0.0	0.0	0.0	0.0
LOANS	**4,109.9**	**4,058.5**	**4,182.9**	**4,915.2**	**5,118.9**	**5,164.2**
Commercial	3,771.2	3,713.7	3,818.3	4,533.2	4,707.7	4,719.3
Interbank	82.3	78.9	69.1	72.6	66.3	57.3
Consumer	239.6	242.7	252.4	258.1	278.2	305.3
Housing	16.7	23.1	43.2	51.3	66.7	82.3
Federal Government	0.0	0.0	0.0	0.0	0.0	0.0
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**16.9**	**15.2**	**20.0**	**30.3**	**33.4**	**35.8**
Total Gross Loans	**4,126.8**	**4,073.6**	**4,203.0**	**4,945.5**	**5,152.3**	**5,200.0**
Preventive Provision for Credit Risks	**480.7**	**503.9**	**531.1**	**570.2**	**596.3**	**645.8**
Total Net Loans	**3,646.1**	**3,569.7**	**3,671.8**	**4,375.3**	**4,556.0**	**4,554.2**
Receivables & Sundry Debtors	274.2	325.8	214.6	286.7	502.2	548.6
Fixed Assets (net)	17.8	33.2	33.5	34.6	33.7	34.3
Repossessed Property	1.8	1.7	1.7	1.8	1.8	1.8
Permanent Equity Investments	180.7	218.7	311.7	244.6	345.3	250.5
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	32.5	56.6	46.5	46.2	45.3	71.7
TOTAL ASSETS	**6,960.1**	**6,041.5**	**6,704.1**	**7,770.8**	**7,821.8**	**7,797.9**

LIABILITIES	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05	Jun-05
Deposits	**3,597.3**	**3,466.4**	**3,991.0**	**4,793.7**	**4,608.9**	**4,729.7**
Demand Deposits	1,080.4	1,117.0	1,270.2	1,497.4	1,852.3	1,877.1
Time Deposits	105.1	111.4	95.6	76.7	95.5	108.1
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
MTN´ s	2,411.8	2,237.9	2,625.2	3,219.5	2,661.1	2,744.5
Interbank Loans & Other	322.4	226.5	268.1	252.4	227.4	217.8
Repo Operations	1.9	1.5	0.2	0.6	0.8	7.1
Trading Options	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	875.4	86.2	78.4	63.9	86.1	95.1
Other Accounts Payable	328.5	279.6	306.7	553.1	600.5	479.1
Income Tax & Employee Profit Sharing	4.0	4.6	6.4	5.9	21.5	50.4
Deferred Taxes	201.9	246.6	267.2	270.0	289.7	273.6
Deferred Credits	0.1	19.6	0.1	0.1	0.1	0.1
TOTAL LIABILITIES	**5,331.5**	**4,331.1**	**4,918.0**	**5,939.6**	**5,834.9**	**5,852.8**
STOCKHOLDERS´ EQUITY						
SUSCRIBED CAPITAL	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**
Paid-in Capital	987.1	987.1	987.1	987.1	987.1	987.1
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**641.4**	**723.3**	**799.0**	**844.2**	**999.7**	**957.9**
Capital Reserves	226.4	231.1	231.1	231.1	231.1	242.8
Retained Earnings	1,048.3	1,200.4	1,200.4	1,216.7	1,216.7	1,126.0
Adjustment for Changes on Accounting Principles	(662.6)	(788.0)	(757.4)	(812.1)	(521.6)	(511.6)
Net income of the period	25.5	76.0	120.9	204.3	69.0	97.5
Minority Interest	3.8	3.8	4.0	4.3	4.5	3.1
Total Stockholders´ Equity	**1,628.6**	**1,710.4**	**1,786.1**	**1,831.3**	**1,986.8**	**1,945.1**
LIABILITIES & STOCKHOLDERS´ EQUITY	**6,960.1**	**6,041.5**	**6,704.1**	**7,770.8**	**7,821.8**	**7,797.9**

SEGUROS INBURSA
Income Statement
US GAAP
(MM USD)

	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Revenue	**167.9**	**168.4**	**148.1**	**192.8**	**166.9**	**168.2**
Premiums	142.9	150.4	135.5	169.9	147.4	155.0
Investments Net.	25.0	18.0	12.7	22.9	19.4	13.2
Expenses and Claims	**145.6**	**142.3**	**125.1**	**160.1**	**140.9**	**152.4**
Claims and Other Contractual Obligations	93.0	97.8	76.5	100.1	87.4	96.3
Acquisition Cost	30.6	30.2	31.9	31.5	32.6	39.4
Policies Dividends	2.5	1.2	1.9	3.2	1.7	3.2
Other Reserves Increase	0.0	0.4	(0.0)	(0.4)	0.0	0.0
Operating Expenses	19.5	12.8	15.0	25.7	19.3	13.5
Income Before Subsidiaries Results	**22.3**	**26.1**	**23.0**	**32.7**	**25.9**	**15.8**
Subsidiaries Result	0.5	1.1	5.1	0.9	0.8	0.9
Income Before Taxes	**22.8**	**27.1**	**28.1**	**33.6**	**26.7**	**16.7**
Income tax	5.6	(3.6)	3.1	4.7	5.4	(3.2)
Deferred Income tax	4.1	9.8	9.9	(7.1)	(1.2)	1.0
Net income	**13.1**	**20.9**	**15.0**	**36.1**	**22.5**	**18.9**

SEGUROS INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05	Jun-05
Investments	**1,076.6**	**953.5**	**991.5**	**1,228.2**	**1,275.5**	**1,318.3**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**468.0**	**463.9**	**500.2**	**650.2**	**682.9**	**718.9**
Fixed Income	468.0	463.9	500.2	650.2	682.9	718.7
Equity	0.0	0.0	0.0	0.0	0.0	0.1
Investements for Sale	**511.3**	**388.9**	**415.4**	**505.3**	**513.8**	**525.4**
Fixed Income	347.8	224.5	232.6	320.7	332.0	341.4
Equity	163.5	164.4	182.7	184.6	181.8	184.0
Held to Maturity Investments	0.0	0.0	0.3	0.0	0.0	0.0
Investments on Real Estate for Leasing	11.4	11.1	11.1	11.3	11.2	11.6
Investments on Subsidiaries	15.4	15.4	19.9	21.6	22.4	11.2
Loans on policies	70.4	74.2	44.6	39.9	45.3	51.2
Cash	(2.5)	116.9	162.9	1.5	(10.3)	(3.0)
Interest Debtors	2.3	2.7	2.7	8.1	4.4	2.6
Premium debtors & Receivable	173.3	170.1	153.6	193.3	178.2	167.9
Reinsurers and receivable	**105.1**	**104.5**	**85.4**	**89.4**	**79.5**	**71.9**
Benefitts and claims	58.5	53.8	50.7	41.1	38.8	31.6
Policies reserves	46.6	50.7	34.7	48.3	40.7	40.3
Deferred Aquisition cost	57.7	58.4	57.4	60.8	62.1	63.5
Fixed Assets, net	42.4	59.5	40.4	42.1	41.5	43.4
Other assets	67.6	60.0	60.9	68.5	81.6	85.8
Total assets	**1,523.1**	**1,525.6**	**1,554.7**	**1,691.9**	**1,712.5**	**1,750.3**

LIABILITIES	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05	Jun-05
Technical reserves	**761.3**	**737.9**	**737.7**	**791.0**	**800.7**	**839.4**
Unearned premium reserve, claims pending for paid, life & health	303.8	296.2	320.8	357.3	379.2	405.7
Pending claims reserve, accidents & casualties and health	170.7	163.8	154.7	142.0	132.0	136.2
Other insurances fund	60.7	58.9	60.6	64.2	67.1	69.5
Unearned premiums reserve of accident & casualty, and health	226.1	219.1	201.5	227.5	222.4	228.0
Other reserves	0.0	0.0	0.0	0.0	0.0	
Reinsurances payable	**26.1**	**27.2**	**29.0**	**34.1**	**22.1**	**28.1**
Retained deposits	0.1	0.1	0.1	0.1	0.1	0.1
Reinsurance premiums and payable	26.1	27.2	28.9	34.0	22.0	28.0
Deferred taxes	221.1	228.3	249.4	247.4	245.7	258.2
Income tax & profit sharing	18.5	2.0	2.3	14.6	21.8	7.6
Value Added Tax	23.6	23.6	19.9	24.5	23.5	22.9
Other labilities	77.4	80.8	80.8	93.6	90.4	98.6
Total liabilities	**1,128.2**	**1,099.8**	**1,118.9**	**1,205.3**	**1,204.3**	**1,254.7**
STOCKHOLDERS´ EQUITY						
Paid in capital	52.1	52.1	52.1	52.1	52.1	52.1
Other reserves	58.8	63.3	71.5	79.5	76.9	87.0
Net Income	13.1	34.0	49.0	85.1	22.5	41.4
Retained earnings	298.5	298.2	297.8	305.6	381.9	332.2
Acummulated Deferred Taxes	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)
Adjustments for Changes in Accounting Principles	28.5	34.2	19.1	18.0	28.6	36.4
Gain on valuation of real estate	56.7	56.7	58.9	58.9	58.9	59.3
Total stockholders equity	**394.8**	**425.8**	**435.8**	**486.5**	**508.2**	**495.6**
Total liabilities and stockholders equity	**1,523.1**	**1,525.6**	**1,554.7**	**1,691.9**	**1,712.5**	**1,750.3**

PENSIONES INBURSA
Income Statement
(MM USD)

	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Revenue	**43.1**	**70.2**	**278.0**	**56.7**	**58.3**	**34.9**
Premiums	(8.2)	10.8	(6.5)	(13.5)	0.7	5.3
Investments Net.	51.3	59.4	284.5	70.2	57.6	29.6
Expenses and Claims	**19.9**	**13.4**	**14.4**	**14.5**	**13.7**	**15.7**
Claims and Other Contractual Obligations	16.8	14.8	15.4	15.4	16.1	17.0
Acquisition Cost	0.6	0.2	0.2	0.6	0.6	1.0
Policies Dividends	0.0	0.0	0.0	0.0	0.0	0.0
Other Reserves Increase	1.6	1.4	1.6	1.7	1.5	1.4
Operating Expenses	0.9	(3.0)	(2.7)	(3.3)	(4.5)	(3.7)
Income Before Taxes	**23.1**	**56.9**	**263.5**	**42.2**	**44.6**	**19.2**
Income tax	1.2	7.7	8.6	5.9	4.5	(1.2)
Deferred Income tax	1.4	11.9	87.5	(14.6)	11.3	0.3
Net income	**20.5**	**37.3**	**167.5**	**50.9**	**28.8**	**20.2**

PENSIONES INBURSA
Balance Sheet
(MM USD)

ASSETS	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05	Jun-05
Investments	**1,861.0**	**1,946.3**	**2,201.0**	**2,361.5**	**2,309.9**	**1,538.3**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**253.0**	**19.6**	**476.2**	**914.4**	**970.1**	**208.6**
Fixed Income	253.0	19.6	9.3	294.2	337.3	43.5
Equity	0.0	0.0	466.9	620.2	632.7	165.1
Investements for Sale	**767.8**	**649.7**	**462.3**	**126.1**	**141.2**	**163.5**
Fixed Income	623.1	370.7	329.0	124.6	139.7	161.9
Equity	144.7	279.0	133.3	1.5	1.4	1.6
Held to Maturity Investments	840.0	1,029.4	1,058.5	1,123.5	1,134.2	1,166.1
Derivatives	0.0	57.2	52.6	45.6	63.3	(1.3)
Investments on Real Estate for Leasing	0.0	0.0	0.0	0.0	0.0	0.0
Loans on policies	0.3	0.4	0.1	0.6	1.2	1.3
Guarantee investments	0.0	190.0	151.2	151.2	0.0	0.0
Cash	2.3	0.4	(0.0)	0.4	0.3	5.5
Interest Debtors	46.5	66.0	64.1	28.9	16.4	28.6
Premium debtors & Receivable	0.0	52.5	31.8	32.2	34.0	35.6
Reinsurers and receivable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Benefitts and claims	0.0	0.0	0.0	0.0	0.0	0.0
Policies reserves	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Aquisition cost	0.0	0.0	0.0	0.0	0.0	0.0
Fixed Assets, net	67.9	68.2	105.0	105.9	104.4	3.3
Other assets	190.8	138.2	53.9	59.3	66.9	12.8
Total assets	**2,168.5**	**2,271.6**	**2,455.7**	**2,588.2**	**2,531.9**	**1,624.2**

LIABILITIES	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05	Jun-05
Technical reserves	**939.7**	**928.1**	**951.6**	**992.9**	**998.8**	**1,044.6**
Unearned premium reserve, claims pending for paid, life & h	914.9	903.8	926.6	966.7	972.7	1,017.0
Pending claims reserve, accidents & casualties and health	0.0	0.0	0.0	0.0	0.0	0.0
Other insurances fund	0.2	0.0	0.1	0.2	0.0	0.4
Unearned premiums reserve of accident & casualty, and hea	0.0	0.0	0.0	0.0	0.0	0.0
Other reserves	24.6	24.3	24.9	26.0	26.1	27.3
Reinsurances payable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurance premiums and payable	0.0	0.0	0.0	0.0	0.0	0.0
Deferred taxes	125.7	125.4	203.8	194.6	205.2	114.0
Income tax & profit sharing	2.5	5.7	8.7	12.3	14.2	6.2
Value Added Tax	0.3	0.2	0.0	(3.0)	(3.0)	(0.3)
Other labilities	405.1	519.5	426.8	437.4	333.6	147.5
Total liabilities	**1,473.4**	**1,578.9**	**1,591.0**	**1,634.1**	**1,548.8**	**1,312.1**
STOCKHOLDERS' EQUITY						
Paid in capital	438.4	438.4	438.4	438.4	438.4	115.0
Other reserves	6.1	3.9	4.3	4.2	3.6	2.3
Net Income	20.5	57.8	225.3	276.2	28.8	49.0
Retained earnings	239.4	219.4	198.2	210.8	486.9	192.9
Acummulated Deferred Taxes	0.0	0.0	0.0	0.0	0.0	0.0
Adjustments for Changes in Accounting Principles	(79.0)	(96.1)	(91.7)	(73.7)	(75.8)	(59.9)
Minority Interest	69.8	69.3	90.3	98.2	101.2	12.8
Total stockholders equity	**695.2**	**692.7**	**864.7**	**954.1**	**983.1**	**312.1**
Total liabilities and stockholders equity	**2,168.5**	**2,271.6**	**2,455.7**	**2,588.2**	**2,531.9**	**1,624.2**

OPERADORA INBURSA
Income Statement
US GAAP
(MM USD)

	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Earnings from Investment Sales	0.1	0.1	0.0	0.1	0.2	0.1
Asset Management Income	4.1	4.1	4.2	4.4	4.6	4.8
Earnings form Interest	0.0	0.2	0.1	0.2	0.2	0.4
Unrealized Gain on Portfolio Valuation	0.0	0.0	0.0	(0.0)	0.0	0.0
Total Earnings	**4.2**	**4.3**	**4.3**	**4.7**	**5.0**	**5.4**
General Expenses	0.3	0.2	0.2	1.1	0.2	0.2
Total expenses	**0.3**	**0.2**	**0.2**	**1.1**	**0.2**	**0.2**
Earnings Before Taxes	**3.9**	**4.2**	**4.1**	**3.6**	**4.8**	**5.2**
Incurred Income Tax & Profit Sharing	1.3	1.5	1.3	1.1	1.3	1.4
Defferred Income Tax	1.1	0.4	0.5	0.5	0.1	0.8
Net Income Before Deferred Accounts	**1.6**	**2.3**	**2.3**	**2.0**	**3.3**	**3.0**
Earnings from subsidiaries	3.0	0.9	1.8	2.6	0.4	2.4
Unadjusted for monetary position result	**4.6**	**3.2**	**4.0**	**4.6**	**3.7**	**5.3**
Net income result actualization	0.0	0.0	0.0	0.0	0.0	0.0
Net income	**4.6**	**3.2**	**4.0**	**4.6**	**3.7**	**5.3**

OPERADORA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05	Jun-05
Cash	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	10.9	4.8	7.5	10.6	10.5	6.2
Sundry Debtors	1.4	1.3	1.4	1.5	1.5	3.9
Permanent investments	29.5	29.6	31.3	35.0	34.9	39.1
Receivable Taxes	1.8	3.2	4.4	0.4	0.4	0.0
TOTAL ASSETS	**43.6**	**38.9**	**44.7**	**47.6**	**47.4**	**49.1**
LIABILITIES						
Sundry Creditors	0.0	0.0	0.0	0.0	0.0	0.0
Payable Taxes	1.8	2.7	4.0	0.4	0.4	3.1
Deferred Income Tax	2.3	2.6	3.1	3.6	3.6	4.7
TOTAL LIABILITIES	**4.0**	**5.3**	**7.1**	**4.0**	**4.0**	**7.9**
STOCKHOLDERS´ EQUITY						
Paid in Capital	1.3	1.3	1.3	1.3	1.3	1.3
Legal Reserve	0.2	0.2	0.2	0.2	0.2	0.2
Retained Earnings	28.0	50.8	50.8	50.8	51.2	51.2
Surplus (deficit) from equity restatement	0.0	0.0	0.0	0.0	0.0	0.0
Net income	4.6	7.9	11.9	16.5	3.7	9.0
Forex effect on Stockholders´equity	5.3	(26.6)	(26.7)	(25.4)	(13.0)	(20.5)
TOTAL STOCKHOLDERS´ EQUITY	**39.6**	**33.6**	**37.6**	**43.5**	**43.4**	**41.3**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**43.6**	**38.9**	**44.7**	**47.6**	**47.4**	**49.1**

FIANZAS GUARDIANA INBURSA
Income Statement
US GAAP
(MM USD)

	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Revenue	**6.0**	**9.9**	**12.2**	**3.4**	**8.4**	**10.8**
Premiums	5.2	8.5	5.9	9.7	8.3	9.4
Investments Net.	0.5	(0.5)	0.4	(0.0)	0.2	0.4
Earnings (losses) realized on investments	0.4	1.9	6.0	(6.3)	(0.0)	1.0
Benefitts, Expenses and Claims	**4.0**	**1.8**	**4.5**	**(2.0)**	**4.5**	**5.1**
Benefitts, Claims and Adjustments	3.9	2.0	3.8	4.7	4.3	4.6
Acquisition Cost	(0.4)	(0.7)	0.1	(0.5)	(0.4)	0.0
Operating Expenses	0.5	0.4	0.6	(6.2)	0.6	0.5
Income Before Taxes	**2.0**	**8.1**	**7.7**	**5.4**	**3.9**	**5.7**
Income tax	1.0	1.2	1.4	2.2	1.8	1.4
Deferred Income tax	(0.5)	(0.0)	0.0	0.3	(0.2)	3.5
Net income	**1.5**	**6.9**	**6.3**	**3.0**	**2.4**	**0.8**

FIANZAS GUARDIANA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETES	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05	Jun-05
Investments	**66.2**	**63.3**	**74.7**	**81.0**	**84.2**	**94.5**
Negotiable Investments	**0.0**	**19.9**	**(0.5)**	**29.2**	**34.6**	**40.9**
Fixed Income	0.0	19.9	(0.6)	29.2	34.6	40.9
Equity	0.0	0.0	0.1	0.0	0.0	
Investements for Sale	**62.2**	**38.8**	**70.1**	**46.3**	**43.5**	**46.9**
Fixed Income	21.6	10.7	23.8	19.7	21.8	21.8
Equity	40.6	28.1	46.3	26.6	21.7	25.0
Loans on policies	4.0	4.6	5.2	5.6	6.1	6.8
Cash	0.3	0.3	0.5	0.2	0.4	0.3
Premium debtors & Receivable	3.7	4.4	4.0	6.5	7.3	8.4
Reinsurers and receivable	**3.8**	**6.5**	**6.0**	**3.5**	**3.5**	**4.1**
Benefitts and claims	0.1	2.7	2.6	0.0	0.0	0.0
Policies reserves	3.7	3.8	3.4	3.5	3.5	4.1
Deferred Aquisition cost	(1.3)	(1.3)	(1.0)	(1.5)	(1.5)	(2.0)
Fixed Assets, net	1.9	1.9	1.9	1.9	1.8	1.8
Other assets	1.3	3.7	5.2	5.5	2.4	(0.4)
Total assets	**75.8**	**78.8**	**91.2**	**97.0**	**98.1**	**106.8**

LIABILITIES	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05	Jun-05
Technical reserves	**2.8**	**1.0**	**2.8**	**2.6**	**3.8**	**4.0**
Pending claims reserve, accidents & casualties and health	0.1	0.1	0.1	0.1	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	2.7	1.0	2.7	2.5	3.7	3.9
Other reserves	0.0	0.0	0.0	0.0	0.0	
Reinsurances payable	**1.4**	**1.7**	**1.6**	**0.9**	**1.4**	**1.7**
Retained deposits	0.6	0.6	0.5	0.6	0.6	0.5
Reinsurance premiums and payable	0.9	1.1	1.2	0.4	0.8	1.2
Income tax & profit sharing	7.2	7.2	9.1	7.0	1.3	9.4
Value Added Tax	0.8	0.8	0.9	1.2	3.3	1.6
Other labilities	3.1	5.6	6.9	7.5	7.3	4.9
Total liabilities	**15.3**	**16.2**	**21.5**	**19.2**	**17.1**	**21.5**
STOCKHOLDERS´ EQUITY						
Paid in capital	11.0	11.0	11.0	11.0	11.0	11.0
Other reserves	5.5	6.1	6.6	7.2	7.2	13.4
Net Income	1.5	8.5	14.8	17.7	2.4	3.2
Retained earnings	44.9	38.2	38.1	42.6	61.1	58.5
Acummulated Deferred Taxes	(3.5)	(3.4)	(3.4)	(3.5)	(3.5)	(3.6)
Others	1.1	2.2	2.7	2.8	2.8	2.8
Adjustmens for changes on Principle Accounts	0.0	0.0	0.0	0.0	0.0	0.0
Total stockholders equity	**60.5**	**62.5**	**69.8**	**77.8**	**81.0**	**85.2**
Total liabilities and stockholders equity	**75.8**	**78.8**	**91.2**	**97.0**	**98.1**	**106.8**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Earnings from management and custody	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Earnings from mutual funds operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Income	0.1	0.1	0.0	0.1	0.3	(0.1)	0.0	(0.1)
Comissions	8.3	9.1	16.9	15.3	8.8	12.9	6.9	7.2
Dividends from investments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income from sale of securities	2.1	3.4	4.9	3.7	2.7	6.3	2.1	4.9
Subsidiaries' Net Income	0.1	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Other Income	0.0	0.2	0.0	0.0	0.1	0.4	0.0	0.0
Total Earnings	**10.7**	**13.0**	**22.0**	**19.3**	**12.1**	**19.7**	**9.3**	**12.2**
Interest expenses	0.0	0.0	0.0	0.0	(0.0)	0.0	0.0	0.0
Comissions and Fees	1.6	1.1	0.7	0.9	1.1	1.7	0.9	0.9
Forex exchange losses	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Personnel Expenses	(0.0)	(0.0)	0.0	0.0	0.0	0.0	0.0	0.0
General Expenses	4.0	3.4	4.2	3.5	3.3	6.6	4.0	4.3
Contingency Fund	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciations and Amortizations	0.2	0.2	0.2	0.1	0.1	0.1	0.1	0.1
Losses from subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Losses from real estate sales	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Incurred Income Tax	1.1	1.8	4.5	4.1	1.5	1.3	1.2	1.2
Incurred Employee Profit Sharing	0.0	(0.0)	0.5	(0.5)	0.0	(0.0)	0.0	0.0
Deferred taxes & Employee profit sharing	0.3	0.5	0.4	0.9	0.4	1.2	0.1	0.6
Total Expenses	**7.2**	**7.0**	**10.5**	**9.1**	**6.5**	**11.0**	**6.4**	**7.2**
NET INCOME	**3.5**	**6.0**	**11.5**	**10.1**	**5.7**	**8.7**	**3.0**	**5.1**

INVERSORA BURSATIL
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05	Jun-05
Cash & Banks	0.0	0.0	0.0	0.0	0.2	0.0
Financial Instruments	**87.6**	**82.3**	**90.4**	**99.8**	**99.1**	**105.6**
Negotiable	87.6	82.3	90.4	99.8	99.1	105.6
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0
Repo Operations	4.0	1.5	0.6	0.9	1.7	8.5
Other accounts receivable	0.7	0.4	0.7	0.6	0.2	0.3
Fixed assets,net	2.4	2.3	2.2	2.5	2.4	2.4
Permanent equity investments	4.1	3.8	4.1	4.2	4.4	4.6
Other Assets	6.9	11.8	13.0	7.3	8.2	12.2
TOTAL ASSETS	**105.6**	**102.3**	**111.1**	**115.3**	**116.2**	**133.5**
LIABILITIES						
Repo Operations	3.9	1.5	0.8	1.2	1.8	8.7
Other Account Payable	**11.6**	**14.1**	**16.6**	**9.8**	**7.4**	**8.9**
Income Tax & Employee profit sharing provision	8.3	11.1	13.5	6.6	4.3	5.5
Sundry creditors & other accounts payable	3.3	3.0	3.1	3.2	3.1	3.4
Deferred taxes	3.1	3.5	4.0	5.3	5.1	6.0
Total Liabilities	**18.6**	**19.1**	**21.3**	**16.3**	**14.3**	**23.6**
STOCKHOLDERS´ EQUITY						
Paid-in capital	22.3	25.0	25.0	25.0	25.0	31.8
Earned Capital	64.8	58.2	64.8	74.0	76.9	78.1
Capital reserves	7.1	7.8	7.8	7.8	7.8	9.3
Retained earnings	42.4	27.6	27.6	27.6	63.6	54.3
Net icome	11.5	21.6	27.3	36.0	3.0	8.0
Forex effect on Stockholders´equity	3.8	1.2	2.1	2.6	2.6	6.4
Total Stockholders' Equity	**87.1**	**83.2**	**89.8**	**99.0**	**101.9**	**109.9**
TOTAL LIABILITIES & STOCKHOLDERS´EQUITY	**105.6**	**102.3**	**111.1**	**115.3**	**116.2**	**133.5**

CNBV GAAP
Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement
(quarterly)
MM of constant pesos as of June 30, 2005

(MM Ps.)	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	Acumulated *Jan-Jun* 2005	Acumulated *Jan-Jun* 2004
Interest Income	2,789.8	2,063.2	2,677.6	2,551.9	2,349.7	2,880.2	3,087.8	3,806.5	4,295.4	8,101.8	4,901.7
Interest Expense	(2,028.6)	(1,493.2)	(2,123.7)	(1,820.3)	(1,556.8)	(2,070.2)	(2,746.5)	(2,938.8)	(3,333.2)	(6,272.0)	(3,377.2)
Monetary Position	(35.6)	(84.7)	(214.6)	(168.7)	(151.3)	(257.1)	(433.5)	(132.0)	(52.9)	(184.9)	(320.0)
FINANCIAL MARGIN	**725.7**	**485.3**	**339.3**	**562.9**	**641.6**	**552.9**	**(92.2)**	**735.7**	**909.2**	**1,644.9**	**1,204.5**
Loan Loss Provisions	334.5	312.1	217.7	275.5	342.6	284.7	384.1	302.0	426.7	728.7	618.1
RISK ADJUSTED NII	**391.2**	**173.2**	**121.6**	**287.4**	**299.0**	**268.2**	**(476.3)**	**433.7**	**482.5**	**916.2**	**586.4**
Comissions & Tariffs	425.8	278.3	320.5	394.6	385.8	351.2	513.0	379.6	276.3	655.9	780.4
Market-Related Income	(710.9)	87.0	797.6	(263.9)	1,030.5	156.1	1,014.4	678.5	(241.2)	437.3	766.7
TOTAL OPERATING INCOME	**106.1**	**538.4**	**1,239.7**	**418.1**	**1,715.3**	**775.5**	**1,051.1**	**1,491.8**	**517.6**	**2,009.4**	**2,133.5**
Administrative Expenses	371.8	414.9	436.5	398.1	396.1	418.9	529.6	437.5	460.1	897.6	794.3
OPERATING INCOME	**(265.6)**	**123.5**	**803.2**	**20.0**	**1,319.2**	**356.6**	**521.5**	**1,054.3**	**57.5**	**1,111.8**	**1,339.2**
Other Expenses (Products)	(14.7)	15.1	115.2	186.6	(177.6)	(25.5)	(33.8)	(23.3)	(91.4)	(114.7)	8.9
NET INCOME BEFORES TAXES	**(250.9)**	**108.4**	**688.0**	**(166.6)**	**1,496.8**	**382.2**	**555.3**	**1,077.6**	**149.0**	**1,226.5**	**1,330.3**
Income Tax & Employee profit sharing	33.1	55.4	49.9	97.6	80.0	49.4	33.3	263.4	351.4	614.8	177.5
Deferred Taxes	132.1	85.6	(47.3)	(132.1)	418.1	131.9	199.4	106.1	(240.6)	(134.5)	286.0
NET INCOME BEFORE SUBSIDIARIES	**(416.1)**	**(32.6)**	**685.4**	**(132.1)**	**998.8**	**200.8**	**322.6**	**708.2**	**38.1**	**746.2**	**866.7**
Participated net income from subs.	620.8	301.9	419.3	791.4	159.2	1,980.1	1,007.6	614.0	679.8	1,293.8	950.6
RESULTS FROM CONTINUED OPERATION	**204.7**	**269.4**	**1,104.7**	**659.4**	**1,157.9**	**2,180.9**	**1,330.2**	**1,322.2**	**717.9**	**2,040.1**	**1,817.3**
Extraordinary Income	0.0	0.0	13.3	0.0	0.0	0.0	91.1	0.0	0.0	0.0	0.0
NET INCOME	**204.7**	**269.4**	**1,118.0**	**659.4**	**1,157.9**	**2,180.9**	**1,421.4**	**1,322.2**	**717.9**	**2,040.1**	**1,817.3**
MINORITARY INTEREST	**7.8**	**2.2**	**(0.2)**	**2.7**	**0.9**	**1.9**	**0.7**	**2.7**	**0.2**	**2.9**	**3.6**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet
MM Ps as of March 31, 2005

ASSETS	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05	Jun-05
Cash & due from Banks	**8,347.8**	**7,254.5**	**7,016.4**	**9,875.1**	**7,554.1**	**6,558.9**	**10,007.9**	**7,972.8**	**6,485.5**
Financial Instruments	**14,659.8**	**14,227.9**	**13,246.3**	**14,898.1**	**12,901.4**	**21,187.4**	**21,086.0**	**15,832.6**	**15,193.5**
Negotiable	14,542.5	8,238.9	7,684.8	10,117.3	6,872.2	15,099.2	17,874.4	12,352.5	11,804.0
For Sale	2.0	2.0	1.9	1.9	1.9	1.9	1.9	1.8	1.8
Held to Maturity	115.2	5,987.0	5,559.6	4,779.0	6,027.4	6,086.3	3,209.7	3,478.2	3,387.6
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**201.5**	**92.3**	**125.4**	**302.0**	**1,952.8**	**1,755.3**	**1,455.2**	**3,646.9**	**4,837.7**
Repo Operations	86.6	92.3	125.4	302.0	51.3	18.9	20.7	48.6	180.5
Securities to be received in credit Operat	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	114.9	0.0	0.0	0.0	1,901.5	1,736.5	1,434.5	3,598.3	4,657.2
LOANS	**48,864.4**	**40,680.5**	**45,684.1**	**47,853.0**	**48,721.4**	**48,795.8**	**55,174.1**	**57,162.7**	**55,594.1**
Commercial	44,142.8	36,986.0	41,844.0	43,902.7	44,575.8	44,536.3	50,880.8	52,565.0	50,800.5
Interbank	4,630.4	743.0	903.6	960.0	948.9	807.1	816.1	741.5	617.1
Consumer	9.9	2,890.1	2,832.5	2,795.3	2,918.3	2,948.2	2,900.9	3,110.4	3,289.4
Housing	81.1	61.1	103.7	194.8	278.1	504.0	576.2	745.9	887.2
Federal Government	0.2	0.3	0.3	0.3	0.3	0.0	0.0	0.0	0.0
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**218.4**	**135.5**	**197.8**	**197.4**	**182.4**	**234.2**	**340.3**	**378.9**	**386.3**
TOTAL GROSS LOANS	**49,082.8**	**40,815.9**	**45,881.9**	**48,050.4**	**48,903.8**	**49,029.9**	**55,514.4**	**57,541.7**	**55,980.4**
Loan Loss Reserves	4,793.0	5,224.6	5,428.6	5,608.2	6,059.6	6,204.3	6,408.0	6,666.1	6,959.9
TOTAL NET LOANS	**44,289.8**	**35,591.3**	**40,453.3**	**42,442.2**	**42,844.2**	**42,825.6**	**49,106.4**	**50,875.6**	**49,020.5**
Receivables,Sundry Debtors & Adv. Payment	12,255.0	4,033.2	827.9	3,145.1	3,947.8	2,533.9	3,203.3	5,636.4	5,935.1
Fixed Assets (net)	638.6	715.9	709.0	673.2	669.7	648.4	653.8	636.6	625.4
Repossessed Assets	21.4	21.2	20.8	20.5	20.5	20.2	19.8	19.7	19.7
Permanent Equity Investments	9,095.0	12,480.8	12,843.9	13,534.7	13,859.8	15,747.2	16,783.0	17,406.5	8,670.5
Deferred Taxes (net)	13.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	531.2	546.2	648.8	686.0	841.3	728.1	591.8	602.2	902.5
TOTAL ASSETS	**90,053.2**	**74,963.2**	**75,891.8**	**85,576.9**	**84,591.6**	**92,005.0**	**102,907.1**	**102,629.2**	**91,690.4**

LIABILITIES	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05	Jun-05
DEPOSITS	**37,989.6**	**33,122.2**	**33,668.6**	**41,956.4**	**41,671.8**	**46,608.1**	**53,867.7**	**51,514.4**	**50,956.4**
Demand Deposits	9,440.9	10,528.1	11,608.0	12,594.7	13,420.6	14,825.7	16,823.4	20,698.6	20,221.1
Time Deposits	26,585.3	22,594.1	22,060.6	29,361.8	28,251.2	31,782.4	37,044.3	30,815.8	30,735.2
Bank Bonds	1,963.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
INTERBANK LOANS & OTHER	6,198.6	2,397.7	5,019.7	3,761.5	2,723.5	3,131.7	2,836.4	2,550.1	2,354.5
	63.2	**1,078.7**	**1,353.4**	**1,180.8**	**1,073.1**	**927.6**	**738.6**	**991.0**	**1,194.9**
Repo Operations	63.2	54.1	97.0	79.9	36.1	11.3	20.1	28.4	170.6
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	1,024.6	1,256.4	1,100.9	1,037.0	916.3	718.5	962.7	1,024.3
OTHER ACCOUNTS PAYABLE	**13,064.8**	**5,293.1**	**1,685.8**	**4,059.4**	**3,651.6**	**3,929.5**	**6,353.8**	**7,072.8**	**5,844.3**
Income tax & Employee profit sharing	232.9	272.9	111.9	179.3	240.6	299.6	93.2	317.0	632.0
Other accounts payable	12,831.9	5,020.2	1,573.9	3,880.1	3,411.0	3,630.0	6,260.6	6,755.8	5,212.3
DEFERRED TAXES	371.4	437.7	381.7	230.7	643.6	760.9	879.9	960.4	732.5
DEFERRED CREDITS	157.9	188.9	188.8	201.4	236.2	1.0	0.9	0.9	0.9
TOTAL LIABILITIES	**57,845.5**	**42,518.3**	**42,297.9**	**51,390.3**	**49,999.7**	**55,358.9**	**64,677.3**	**63,089.5**	**61,083.4**
STOCKHOLDERS' EQUITY									
SUSCRIBED CAPITAL	**14,025.2**	**13,979.8**	**13,988.9**	**14,005.3**	**14,009.7**	**13,962.3**	**14,023.4**	**13,998.1**	**13,308.8**
Paid-in Capital	13,129.4	13,086.8	13,095.2	13,110.6	13,114.8	13,070.4	13,127.6	13,103.9	12,725.8
Share Subscription Premium	895.7	893.0	893.6	894.7	894.9	891.9	895.8	894.2	583.1
Subordinated debt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**18,142.5**	**18,423.0**	**19,563.1**	**20,136.5**	**20,536.6**	**22,636.4**	**24,158.1**	**25,490.6**	**17,265.1**
Capital Reserves	3,224.9	3,187.1	3,189.1	3,192.9	3,277.2	3,266.1	3,280.5	3,274.5	2,706.9
Retained Earnings	30,107.7	30,016.9	30,036.3	32,510.6	31,499.4	31,392.8	31,530.3	36,876.9	23,461.5
Valuation surplus (Deficit) of available for sale instru	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Valuation effects on affiliates and associated firms	(1,136.1)	(1,039.7)	(1,029.5)	(1,136.8)	(962.2)	(974.7)	(959.6)	(901.1)	(1,107.7)
Surplus (deficit) from Equity Restatement	(15,105.0)	(15,059.4)	(15,069.1)	(15,086.8)	(15,091.6)	(15,040.5)	(15,106.4)	(15,079.1)	(9,832.7)
Net Income of the period	1,050.9	1,318.1	2,436.3	656.7	1,813.7	3,992.7	5,413.4	1,319.4	2,037.1
Minority Interest	40.0	42.1	41.9	44.7	45.6	47.4	48.3	50.9	33.1
TOTAL STOCKHOLDERS´ EQUITY	**32,207.7**	**32,444.9**	**33,593.9**	**34,186.5**	**34,591.9**	**36,646.1**	**38,229.8**	**39,539.6**	**30,607.0**
LIABILITIES & STOCKHOLDERS' EQUITY	**90,053.2**	**74,963.2**	**75,891.8**	**85,576.9**	**84,591.6**	**92,005.0**	**102,907.1**	**102,629.2**	**91,690.4**

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM Ps as of June, 2005

CUSTOMER POSITION ACCOUNTS	Jun-05	COMPANY POSITION ACCOUNTS	Jun-05
CUSTOMER CURRENT ACCOUNTS	**(166.8)**	**REGISTRY ACCOUNTS**	**619,025.8**
Customer bank balances	0.6	Guarantees granted	2,735.3
Custumer transaction liquidations	(167.4)	Assets under trust	176,336.8
Client loans	0.0	Assets under custody or administration	438,702.8
		Irrevocable lines of credit granted	0.0
CUSTOMER SECURITIES	**703,121.7**	Shares held in custody	1,137.9
Assets in custody or under administration	702,086.2	Other contingent obligations	113.0
Assets received in guarantee	1,035.5	**REPO OPERATIONS**	
			(120.0)
TRANSACTIONS ON BEHALF OF CUSTON	**47,434.7**	Receivables on repurchase agreements	85,857.8
Customer Repos	47,434.7	Reporchase agreement creditors	(85,977.8)
Customer Securities Loans	0.0		**129.3**
Purchase of Derivatives	0.0	Repurchase agreement debtors	72,106.0
		Payables on repurchase agreements	(71,976.7)
TOTAL CUSTOMER POSITION	**750,389.6**	**TOTAL OWN POSITION**	**619,035.1**

GRUPO FINANCIERO INBURSA
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT JUNE 2005
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NO MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2004	**13,102.8**	**896.2**	**3,281.7**	**31,542.6**	**(15,112.3)**	**(960.0)**	**5,415.5**	**48.3**	**38,244.8**
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									
Transfer of 2004 results				5,415.5			(5,415.5)		0.0
Dividend payment				(899.3)					(899.3)
Reserve creation for future aquisition of stocks									0.0
Repurchase of stocks									0.0
Spin - Off	(407.0)	(313.1)	(574.8)	(12,597.4)	5,279.6	(127.6)			(8,740.3)
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							2,037.1		2,037.1
No monetary assets results						(20.1)			(20.1)
Minority Interest								(15.3)	(15.3)
BALANCE AT JUNE 30, 2005	**12,695.8**	**583.1**	**2,706.9**	**23,461.5**	**(9,832.7)**	**(1,107.7)**	**2,037.1**	**33.1**	**30,607.0**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT JUNE 30, 2005

(MM PS)

	Jun-05
OPERATING ACTIVITIES	
Net Income	2,037.1
Subsidiaries' Income	(1,293.8)
Depreciation & Amortization	78.6
Loan Loss Reserves	728.7
Market Related Result	(1,789.7)
Deferred taxes	(134.5)
	(373.7)
Cash increase (decrease) from funding	(2,932.4)
Cash increase (decrease) from Loan Portfolio	(623.6)
Cash increase (decrease) from Trading Operation	7,690.4
Cash increase (decrease) from Derivative Financial Instruments	(2,925.9)
Cash increase (decrease) in Accounts Payable-Recivable	(3,566.0)
Banking Loans & Other Financial Institutions	(483.1)
	(2,840.6)
Cash flow from operating activities	**(3,214.3)**
Financing Activities	
Increase (decrease) of Stocholders' Equity	(407.0)
Dividend payment	(899.3)
Spin-Off	(8,333.3)
Cash Flow From Financing Activities	**(9,639.6)**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	9,327.6
Decrease of deferred loans	
Decrease on personnel loans	
Cash Flow From Investment Activities	**9,327.6**
Net Increase in Cash	**(3,526.3)**
Cash at beginning of the period	**10,011.8**
Cash at end of period	**6,485.5**

BANCO INBURSA

Consolidated Income Statement

(MM constant Ps. as of March, 2005)	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	Acumulated Jun '05	Acumulated Jun '04
Interest Income	2,023.3	1,574.2	1,709.1	1,830.4	1,903.0	2,380.4	2,339.7	2,843.9	3,218.4	6,062.3	3,733.4
Interest Expense	1,333.5	1,071.3	1,226.9	1,173.9	1,178.9	1,618.5	1,932.3	1,951.5	2,148.0	4,099.5	2,352.8
Monetary Position	(36.9)	(79.4)	(158.1)	(160.2)	(126.2)	(239.4)	(401.9)	(122.7)	(49.4)	(172.0)	(286.4)
Financial Margin	**652.9**	**423.6**	**324.2**	**496.3**	**597.8**	**522.5**	**5.5**	**769.8**	**1,021.0**	**1,790.8**	**1,094.2**
Loan Loss Provisions	334.5	312.1	217.7	275.5	342.6	284.7	384.1	301.7	425.7	727.4	618.1
Risk Adjusted Net Interest Income	**318.4**	**111.5**	**106.5**	**220.9**	**255.2**	**237.8**	**(378.6)**	**468.1**	**595.3**	**1,063.4**	**476.1**
Comissions and Fees	340.1	163.8	213.2	199.0	223.4	261.1	382.5	313.8	207.8	521.6	422.4
Market-Related Income	(766.6)	69.8	767.4	(314.5)	989.9	110.3	828.5	563.2	(473.1)	90.1	675.4
Operating Revenues	**(108.1)**	**345.2**	**1,087.1**	**105.3**	**1,468.5**	**609.2**	**832.4**	**1,345.1**	**330.0**	**1,675.1**	**1,573.9**
Non-Interest Expense	307.1	308.5	354.5	314.4	342.4	359.3	413.7	367.9	391.3	759.2	656.8
Operating Income	**(415.2)**	**36.7**	**732.6**	**(209.0)**	**1,126.1**	**249.9**	**418.7**	**977.2**	**(61.4)**	**915.9**	**917.1**
Other Income (Expenses)	4.7	(21.7)	(159.5)	(171.0)	144.8	11.0	9.7	8.5	76.0	84.5	(26.2)
Earnings Before Taxes	**(410.5)**	**15.1**	**573.1**	**(380.1)**	**1,270.9**	**260.8**	**428.4**	**985.7**	**14.6**	**1,000.4**	**890.9**
Incurred Income Tax & Profit Sharing	(4.1)	26.7	13.2	27.4	11.4	14.3	1.8	232.5	320.2	552.7	38.8
Deferred Income Tax	113.5	77.6	(57.0)	(150.0)	407.5	120.3	180.5	105.8	(256.8)	(151.0)	257.5
Net Income Before Subsidiaries' Net Income	**(519.9)**	**(89.3)**	**617.0**	**(257.5)**	**852.1**	**126.2**	**246.1**	**647.4**	**(48.8)**	**598.6**	**594.6**
Subsidiaries' Net Income	37.4	(13.5)	36.2	119.8	(60.8)	162.8	50.2	115.7	290.3	406.0	59.1
Continous Operations' Net Income	**(482.5)**	**(102.8)**	**653.2**	**(137.6)**	**791.3**	**288.9**	**296.3**	**763.1**	**241.5**	**1,004.6**	**653.7**
Discontinued Operations & Extraordinary Items	0.0	0.0	13.3	0.0	0.0	0.0	91.1	0.0	0.0	0.0	0.0
Minority Interest	(7.8)	(2.2)	0.2	(2.7)	(0.9)	(1.9)	(0.7)	(2.7)	(0.2)	(2.9)	(3.6)
Net Income	**(490.3)**	**(105.0)**	**666.7**	**(140.3)**	**790.4**	**287.0**	**386.8**	**760.4**	**241.3**	**1,001.7**	**650.1**

BANCO INBURSA

Consolidated Balance Sheet (MM Currentt Ps.)

Assets	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Cash & Due From Banks	**8,347.7**	**7,254.4**	**7,014.4**	**9,875.1**	**7,556.4**	**6,559.3**	**10,007.8**	**7,968.8**	**6,487.7**
Financial Instruments	**12,334.8**	**12,703.9**	**11,623.6**	**13,345.6**	**11,818.4**	**20,010.8**	**19,808.3**	**14,546.2**	**13,946.9**
Negotiable	12,217.6	6,715.0	6,062.1	8,564.8	5,789.1	13,922.7	16,596.7	11,066.1	10,557.4
For Sale	2.0	2.0	2.0	1.9	1.9	1.9	1.9	1.8	1.8
Held to Maturity	115.2	5,987.0	5,559.6	4,779.0	6,027.4	6,086.3	3,209.7	3,478.2	3,387.6
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**139.2**	**48.7**	**61.5**	**46.6**	**1,934.3**	**1,748.5**	**1,444.5**	**3,615.6**	**4,745.2**
Repo Operations	24.3	48.7	61.5	46.6	32.8	12.1	10.1	17.3	88.0
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	114.9	0.0	0.0	0.0	1,901.5	1,736.5	1,434.5	3,598.3	4,657.2
LOANS	**48,938.1**	**40,774.4**	**45,777.8**	**47,945.2**	**48,803.3**	**48,862.3**	**55,239.1**	**57,225.4**	**55,644.9**
Commercial	44,137.0	37,080.0	41,937.7	43,994.9	44,657.7	44,602.8	50,945.8	52,627.8	50,851.2
Interbank	4,710.0	743.0	903.6	960.0	948.9	807.1	816.1	741.4	617.1
Consumer	9.9	2,890.1	2,832.5	2,795.3	2,918.3	2,948.2	2,900.9	3,110.4	3,289.4
Housing	81.1	61.1	103.7	194.8	278.1	504.0	576.2	745.9	887.2
Federal Govemment	0.2	0.3	0.3	0.3	0.3	0.0	0.0	0.0	0.0
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**218.4**	**135.5**	**197.7**	**197.4**	**182.4**	**234.2**	**340.3**	**372.9**	**386.3**
Total Gross Loans	**49,156.5**	**40,909.9**	**45,975.6**	**48,142.7**	**48,985.6**	**49,096.4**	**55,579.3**	**57,598.3**	**56,031.2**
Preventive Provision for Credit Risks	**(4,793.0)**	**(5,224.6)**	**(5,428.6)**	**(5,608.2)**	**(6,059.6)**	**(6,204.3)**	**(6,408.0)**	**(6,665.7)**	**(6,958.6)**
Total Net Loans	**44,363.6**	**35,685.3**	**40,547.0**	**42,534.4**	**42,926.1**	**42,892.1**	**49,171.3**	**50,932.6**	**49,072.6**
Receivables,Sundry Debtors & Adv. Payments	10,492.5	4,013.7	805.6	3,113.0	3,917.9	2,506.3	3,175.6	5,614.1	5,910.9
Fixed Assets (net)	483.3	535.6	537.1	513.7	517.6	500.2	502.5	489.2	482.2
Repossessed Property	21.4	21.2	20.8	20.5	20.5	20.2	19.8	19.7	19.7
Permanent Equity Investments	2,833.5	2,972.3	2,924.6	2,927.6	3,049.6	3,173.4	3,242.9	3,357.5	2,743.6
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	434.4	423.6	582.4	588.1	668.9	530.7	509.2	495.9	743.7
TOTAL ASSETS	79,450.3	63,653.6	64,117.2	72,964.7	72,409.7	77,941.5	87,882.1	87,039.6	84,152.6

LIABILITIES	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Deposits	**38,369.6**	**33,137.4**	**33,671.2**	**41,965.7**	**41,683.3**	**46,619.7**	**53,872.6**	**51,522.9**	**50,963.0**
Demand Deposits	9,466.4	10,543.3	11,610.6	12,603.9	13,432.2	14,837.3	16,828.4	20,706.8	20,225.6
Time Deposits	26,939.8	22,594.1	22,060.6	29,361.8	28,251.2	31,782.4	37,044.3	30,816.2	30,737.4
Bank Bonds	1,963.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interbank Loans & Other	6,198.6	2,397.6	5,019.7	3,761.5	2,723.5	3,131.7	2,836.4	2,542.6	2,347.1
Repo Operations	6.6	10.6	33.3	34.3	17.8	2.5	6.5	8.7	76.8
Credit Related Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	1,024.6	1,256.4	1,100.9	1,037.0	916.3	718.5	962.7	1,024.3
Other Accounts Payable	12,766.9	4,945.8	1,507.9	3,832.5	3,361.9	3,582.4	6,215.4	6,713.0	5,162.9
Income Tax & Employee Profit Sharing	124.5	153.0	31.1	63.8	73.3	90.7	15.0	251.1	537.3
Deferred Taxes	338.6	409.6	348.6	176.8	582.5	689.3	783.4	864.4	620.3
Deferred Credits	157.9	188.9	188.8	201.4	236.1	1.0	0.9	0.9	0.9
TOTAL LIABILITIES	**57,962.7**	**42,267.5**	**42,056.9**	**51,137.0**	**49,715.4**	**55,033.6**	**64,448.7**	**62,866.3**	**60,732.5**
SUSCRIBED CAPITAL	**13,971.6**	**13,929.4**	**13,938.4**	**13,954.8**	**13,959.2**	**13,911.9**	**13,972.9**	**13,947.6**	**13,978.3**
Paid-in Capital	13,971.6	13,929.4	13,938.4	13,954.8	13,959.2	13,911.9	13,972.9	13,947.6	13,978.3
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**7,516.0**	**7,461.7**	**8,121.9**	**7,873.0**	**8,735.1**	**8,996.0**	**9,460.5**	**10,225.7**	**9,441.8**
Capital Reserves	4,390.8	4,377.6	4,380.4	4,385.6	4,442.4	4,427.3	4,446.7	4,438.7	4,528.4
Retained Earnings	12,520.4	12,482.6	12,490.6	13,059.5	12,894.6	12,851.0	12,907.2	14,205.4	13,223.1
Income of Changes on Accounting Principles	53.2	124.1	113.1	(7.7)	174.2	172.9	215.5	234.3	140.4
Available for Sale	0.0	0.0	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
Surplus (deficit) from equity restatement	(9,480.1)	(9,451.5)	(9,457.6)	(9,468.7)	(9,471.7)	(9,439.7)	(9,481.0)	(9,463.9)	(9,484.7)
Net income of the period	(8.1)	(113.1)	553.6	(140.3)	650.1	937.2	1,323.9	760.4	1,001.7
Minority Interest	39.9	42.0	41.8	44.6	45.5	47.3	48.1	50.8	32.9
Total Stockholders´ Equity	**21,487.6**	**21,391.1**	**22,060.3**	**21,827.7**	**22,694.3**	**22,907.9**	**23,433.4**	**24,173.3**	**23,420.1**
LIABILITIES & STOCKHOLDERS´ EQUITY	79,450.3	63,658.6	64,117.2	72,964.7	72,409.7	77,941.5	87,882.1	87,039.6	84,152.6

MEMORANDUM ACCOUNTS

(MM Currentt Ps.)	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Guarantees Granted	26.8	10.9	10.9	5.2	14.1	0.0	0.0	0.0	0.0
Other Contingent Obligations	11,973.3	10,758.0	10,572.9	8,994.9	9,050.1	8,891.9	6,871.0	135.8	1.8
Irrevocable Lines of Credit Granted	2,306.8	2,150.9	2,080.1	2,227.6	2,989.8	2,863.1	3,234.9	2,795.5	2,735.3
Goods in Trust or Mandate	138,965.9	137,972.7	140,772.6	161,083.5	162,474.1	165,173.7	177,921.4	180,854.3	176,336.8
Investment Banking Operations on Behalf of Third Parties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Goods in Custody or Under Administration	352,984.4	385,556.9	427,688.1	487,447.7	459,050.5	494,336.0	579,978.5	538,305.7	438,215.2
Loan Portfolio Clasification	54,341.0	43,100.1	48,099.1	0.0	0.0	0.0	0.0	0.0	0.0
Amounts Contracted in Derivative Instruments	108,333.3	131,899.2	144,182.2	0.0	0.0	0.0	0.0	0.0	0.0
Other accounts	0.0	0.0	0.0	0.0	514,317.8	513,624.2	593,135.4	610,425.2	640,410.8
	668,931.6	**711,448.7**	**773,406.0**	**659,758.9**	**########**	**########**	**########**	**########**	**########**
Receivables on Repurchase Agreements	45,061.3	38,491.7	46,196.9	35,335.2	38,897.4	40,822.8	33,920.0	36,826.5	38,423.1
Repurchase Agreement Creditors	45,067.9	38,443.0	46,199.4	35,300.8	38,897.3	40,813.7	33,912.6	36,821.7	38,476.6
Net	**(6.6)**	**48.7**	**(2.5)**	**34.4**	**0.0**	**9.1**	**7.4**	**4.7**	**(53.6)**
Repurchase Agreement Debtors	27,619.8	16,809.8	24,060.8	20,447.4	14,395.3	8,411.9	11,479.9	30,495.3	33,606.8
Payables on Repurchase Agreements	27,595.4	16,820.5	24,030.0	20,469.5	14,380.3	8,411.5	11,483.7	30,491.4	33,542.0
Net	**24.3**	**(10.6)**	**30.8**	**(22.1)**	**15.0**	**0.4**	**(3.8)**	**3.9**	**64.8**

BANCO INBURSA, S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT JUNE 2005
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NON MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2004	**6,581.0**	**7,397.3**	**4,448.5**	**12,912.3**	**(9,484.7)**	**215.6**	**1,324.5**	**48.2**	**23,442.6**
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									
Transfer of 2004 results				1,324.5			(1,324.5)		0.0
Reserves creation			132.4	(132.4)					0.0
Dividens Payment				(319.8)					(319.8)
Others			(52.5)	(561.4)		(41.5)			(655.5)
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							1,001.7		1,001.7
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									
No monetary assets results						(33.6)			(33.6)
Minority Interest								(15.3)	(15.3)
BALANCE AT JUNE 30. 2005	**6,581.0**	**7,397.3**	**4,528.4**	**13,223.1**	**(9,484.7)**	**140.4**	**1,001.7**	**32.9**	**23,420.1**

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT JUNE 30, 2005

(MM PS)

	Jun-05
OPERATING ACTIVITIES	
Net Income	1,001.7
Subsidiaries' Income	(406.0)
Depreciation & Amortization	64.3
Loan Loss Reserves	727.4
Market Related Result	(1,940.5)
Goodwill amort.	
Minoritary Interest	(15.3)
Provision for diverse obligations	522.3
Deferred taxes	(342.1)
	(388.1)
Cash increase (decrease) from funding	(2,930.8)
Cash increase (decrease) from Loan Portfolio	(609.3)
Decrease or Increase in treasury transactions	3,724.5
Cash increase (decrease) from Derivative Financial Instruments	
Banking Loans & Other Financial Institutions	(490.5)
Other increase (decrease) related with the operation	
Repo Operations	
	(306.1)
Cash flow from operating activities	**(694.3)**
Financing Activities	
Dividends Payment	(319.8)
Spin-Offs	(655.5)
Cash Flow From Financing Activities	**(975.3)**
Investments Activities	
Buy(sell) of fixed permanent stocks	852.6
Buy(sell) of fixed assets	(32.6)
Receivables,Sundry Debtors & Adv. Payments	(1,227.1)
Deferred Charges	(298.6)
Repossessed Property	0.2
Other financing activities	(0.0)
Other Accounts Payable & Recievable	(1,148.9)
Cash Flow From Investment Activities	**(1,854.5)**
Net Increase in Cash	**(3,524.0)**
Cash at beginning of the period	**10,011.8**
Cash at end of period	**6,487.7**

OPERADORA INBURSA

Income Statement

(MM Constant Ps. as of June, 2005)	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	Acumulated Jun´ 05	Acumulated Jun´ 04
Earnings from Investment Sales	1.1	0.3	0.5	0.8	0.6	0.3	1.2	2.1	1.5	3.6	1.4
Asset Management Income	41.8	42.1	41.7	47.9	49.0	47.4	48.0	51.5	52.7	104.2	96.8
Earnings form Interest	0.8	0.0	0.1	0.5	0.2	0.2	0.1	0.8	0.3	1.1	0.7
Unrealized Gain on Portfolio Valuation	(6.5)	0.6	(0.5)	(0.5)	1.9	0.4	1.7	1.6	4.4	6.0	1.4
Total Earnings	**37.1**	**43.0**	**41.8**	**48.7**	**51.7**	**48.3**	**51.0**	**55.9**	**58.9**	**114.8**	**100.4**
General Expenses	2.1	2.4	2.4	3.3	2.2	1.9	12.4	2.8	2.4	5.2	5.4
Total expenses	**2.1**	**2.4**	**2.4**	**3.3**	**2.2**	**1.9**	**12.4**	**2.8**	**2.4**	**5.2**	**5.4**
Earnings Before Taxes	**35.0**	**40.6**	**39.4**	**45.4**	**49.5**	**46.5**	**38.6**	**53.2**	**56.4**	**109.6**	**95.0**
Incurred Income Tax & Profit Sharing	18.9	18.6	16.9	26.8	22.3	20.5	17.0	16.6	24.1	40.8	49.1
Net Income Before Deferred Accounts	**16.1**	**22.0**	**22.5**	**18.6**	**27.3**	**25.9**	**21.7**	**36.5**	**32.3**	**68.9**	**45.9**
Earnings from subsidiaries	35.7	16.0	15.4	35.0	11.6	19.8	28.4	4.5	25.9	30.4	46.6
Unadjusted for monetary position result	**51.8**	**38.0**	**37.9**	**53.6**	**38.9**	**45.7**	**50.1**	**41.0**	**58.2**	**99.3**	**92.5**
Monetary position	**(1.7)**	**(2.6)**	**(6.6)**	**(7.2)**	**(0.5)**	**(5.7)**	**(10.1)**	**(3.1)**	**(1.2)**	**(4.4)**	**(7.7)**
Net income result actualization	0.0	0.8	2.5	0.3	0.0	1.5	3.4	0.1	0.0	0.1	0.4
Net income	**50.2**	**36.2**	**33.8**	**46.8**	**38.4**	**41.5**	**43.4**	**38.0**	**57.0**	**95.0**	**85.2**

OPERADORA INBURSA

BALANCE SHEET (MM Constant Ps. as of June, 2005)

ASSETS	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Cash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	48.4	77.5	104.4	127.3	57.6	89.2	118.8	159.7	66.6
Sundry Debtors	33.2	44.8	57.5	25.3	41.5	56.4	22.0	17.6	17.7
Permanent investments	288.5	301.9	313.4	343.6	356.1	370.6	393.8	395.1	421.0
Receivable Taxes	13.1	12.9	12.7	12.5	12.5	12.3	0.0	13.3	23.8
TOTAL ASSETS	**383.2**	**437.3**	**488.1**	**508.7**	**467.8**	**528.6**	**534.5**	**585.7**	**529.2**
LIABILITIES & STOCKHOLDERS' EQUITY									
Sundry Creditors	0.1	0.3	0.3	0.0	0.0	0.0	0.0	0.0	0.1
Payable Taxes	28.7	42.0	55.0	16.8	33.0	47.8	4.4	17.3	33.5
Deferred Income Tax	9.5	14.7	18.5	30.4	30.7	36.2	40.8	42.0	51.0
TOTAL LIABILITIES	**38.3**	**56.9**	**73.8**	**47.2**	**63.7**	**84.0**	**45.2**	**59.3**	**84.6**
STOCKHOLDERS' EQUITY									
Stockholders' Equity	21.7	21.6	21.6	21.7	21.7	21.6	21.7	21.6	21.7
Legal Reserve	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0
Retained Earnings	281.4	280.6	280.8	437.9	342.2	341.0	342.5	511.7	372.9
Surplus (deficit) from equity restatement	(49.0)	(48.8)	(48.9)	(48.9)	(48.9)	(48.8)	(49.0)	(48.9)	(49.0)
Net income	86.7	122.9	156.7	46.8	85.2	126.7	170.1	38.0	95.0
TOTAL STOCKHOLDERS´ EQUITY	**344.9**	**380.3**	**414.2**	**461.5**	**404.1**	**444.6**	**489.3**	**526.4**	**444.6**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	383.2	437.3	488.1	508.7	467.8	528.6	534.5	585.7	529.2

INVERSORA BURSATIL

Income Statement

(MM Constant Ps. as of June, 2005)	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	Acumulated Jun' 05	Acumulated Jun' 04
Commisions & Tariffs	85.8	77.8	95.6	187.6	171.7	90.5	131.0	66.8	68.9	135.7	359.3
Earnings From Services	**85.8**	**77.8**	**95.6**	**187.6**	**171.7**	**90.5**	**131.0**	**66.8**	**68.9**	**135.7**	**359.3**
Income from sale of securities	18.6	6.3	10.0	24.2	14.6	26.3	132.7	117.7	197.9	315.6	38.8
Interest Income	0.6	0.8	0.7	6.5	6.6	(7.5)	(1.7)	0.2	(0.7)	(0.5)	13.1
Interest Expense	2.5	6.4	10.2	(0.0)	0.0	(3.1)	(128.1)	(90.0)	(173.8)	(263.7)	(0.0)
Unrealized gain on Portfolio Valuation	42.5	12.2	20.5	26.8	24.2	19.0	51.4	(3.9)	29.6	25.7	51.0
Monetary Position	(2.3)	(5.4)	(15.8)	(14.6)	(0.9)	(13.0)	(22.4)	(6.5)	(2.4)	(8.9)	(15.5)
Financial Margin	**61.9**	**20.3**	**25.5**	**42.9**	**44.4**	**21.7**	**32.0**	**17.5**	**50.6**	**68.1**	**87.3**
Operating Income	**147.7**	**98.0**	**121.1**	**230.5**	**216.1**	**112.3**	**163.0**	**84.3**	**119.5**	**203.8**	**446.7**
General Expenses	44.7	48.5	42.3	50.3	44.4	40.4	77.8	45.9	48.8	94.7	94.7
Operating Margin	**102.9**	**49.5**	**78.8**	**180.2**	**171.7**	**71.9**	**85.1**	**38.4**	**70.7**	**109.1**	**352.0**
Other Expenses (Income)	(0.8)	(0.5)	(1.6)	7.1	(0.3)	(1.3)	(4.9)	(0.4)	(0.3)	(0.7)	6.8
Net Income Before Income Tax & Profit Sharing	**103.7**	**50.0**	**80.4**	**173.1**	**172.0**	**73.2**	**90.0**	**38.8**	**71.0**	**109.8**	**345.1**
Incurred Income Tax & Profit Sharing	21.9	12.8	21.8	52.6	49.4	17.4	15.8	13.5	13.3	26.8	102.0
Deffered Income Tax	13.5	2.8	5.6	5.7	6.3	5.6	13.5	(1.3)	7.3	6.0	12.0
Net Income Before Subsidiaries' Net Income	**68.4**	**34.3**	**53.0**	**114.9**	**116.3**	**50.3**	**60.8**	**26.6**	**50.4**	**77.0**	**231.2**
Subsidiaries' Net Income	1.9	1.5	2.5	1.8	2.2	2.1	2.1	2.1	2.0	4.1	4.0
Net Income	**70.3**	**35.8**	**55.6**	**116.7**	**118.6**	**52.4**	**62.8**	**28.7**	**52.4**	**81.1**	**235.2**

INVERSORA BURSATIL

BALANCE SHEET (MM Constant Ps. as of June, 2005)

ASSETS	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Cash & Banks	**1.1**	**0.4**	**0.5**	**0.4**	**0.5**	**0.5**	**0.4**	**2.5**	**0.1**
FINANCIAL INSTRUMENTS	**797.3**	**836.9**	**899.7**	**1,022.1**	**989.9**	**1,056.3**	**1,121.8**	**1,108.2**	**1,137.9**
Negotiable	797.3	836.9	899.7	1,022.1	989.9	1,056.3	1,121.8	1,108.2	1,137.9
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**56.9**	**43.6**	**63.9**	**46.1**	**18.5**	**6.6**	**10.4**	**18.8**	**91.9**
Repo Operations	56.9	43.6	63.9	46.1	18.5	6.6	10.4	18.8	91.9
Other accounts receivable	3.2	3.6	3.4	7.6	4.3	8.3	7.3	2.8	3.2
Fixed assets,net	44.9	43.4	31.9	30.1	28.8	28.2	27.7	26.4	25.5
Permanent equity investments	42.9	44.4	45.2	47.3	46.3	48.2	46.9	48.9	49.1
Other Assets	63.9	74.3	85.3	80.5	142.5	152.0	81.6	91.9	131.3
TOTAL ASSETS	**1,010.2**	**1,046.5**	**1,129.9**	**1,234.1**	**1,230.7**	**1,300.0**	**1,296.1**	**1,299.4**	**1,439.0**
LIABILITIES & STOCKHOLDERS' EQUITY									
LIABILITIES									
Securities & Derivatives	**56.6**	**43.5**	**63.7**	**45.6**	**18.3**	**8.8**	**13.7**	**19.7**	**93.8**
Repo Operations	56.6	43.5	63.7	45.6	18.3	8.8	13.7	19.7	93.8
Other Account Payable	**121.2**	**134.2**	**143.7**	**135.3**	**169.3**	**193.4**	**110.4**	**82.8**	**95.9**
Income Tax & Employee profit sharing provision	79.0	88.4	112.7	97.4	133.3	157.7	74.1	48.2	59.0
Sundry creditors & other accounts payable	42.2	45.9	31.0	37.9	36.1	35.7	36.3	34.6	36.9
Deferred taxes	23.2	25.9	30.9	36.1	42.4	47.3	55.2	53.4	60.7
Total Liabilities	**201.1**	**203.6**	**238.3**	**217.0**	**230.0**	**249.4**	**179.3**	**156.0**	**250.4**
STOCKHOLDERS' EQUITY									
Suscribed capital	**555.8**	**554.1**	**554.4**	**555.1**	**587.0**	**585.0**	**587.6**	**586.5**	**663.8**
Paid-in capital	555.8	554.1	554.4	555.1	587.0	585.0	587.6	586.5	663.8
Earned Capital	**253.4**	**288.9**	**337.2**	**462.1**	**413.6**	**465.5**	**529.2**	**556.9**	**524.8**
Capital reserves	58.4	58.2	58.2	58.3	66.8	66.5	66.8	66.7	84.2
Retained earnings	319.7	318.7	318.9	491.2	315.6	314.6	315.9	665.2	563.3
Valuation effect in assoc. & affiliated companies	32.8	32.9	33.0	33.5	33.6	33.6	33.8	33.8	34.1
Surplus (deficit) of equity restatement	(237.9)	(237.1)	(244.7)	(237.6)	(237.6)	(236.8)	(237.9)	(237.4)	(238.0)
Net income	80.3	116.2	171.7	116.7	235.2	287.6	350.4	28.7	81.1
Stockholders' Equity	**809.2**	**842.9**	**891.6**	**1,017.1**	**1,000.6**	**1,050.5**	**1,116.8**	**1,143.5**	**1,188.6**
Total Liabilities & Stockholders' Equity	1,010.2	1,046.5	1,129.9	1,234.1	1,230.7	1,300.0	1,296.1	1,299.4	1,439.0

SEGUROS INBURSA

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of June, 2005)	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	Acumulated Jun' 05	Acumulated Jun' 04
Premiums written	2,258.7	2,440.6	2,235.3	2,099.5	2,166.9	2,092.3	2,692.8	1,904.5	1,957.2	3,861.7	4,266.4
Premiums ceded	735.6	361.7	535.7	207.5	466.1	371.8	477.7	241.4	339.2	580.6	673.6
Retained Premiums	**1,523.1**	**2,078.9**	**1,699.6**	**1,891.9**	**1,700.8**	**1,720.5**	**2,215.0**	**1,663.1**	**1,618.0**	**3,281.1**	**3,592.8**
Increased in reserve for unearned premiums	**205.3**	**484.0**	**170.0**	**156.4**	**319.4**	**622.5**	**299.9**	**162.3**	**316.0**	**478.3**	**475.7**
Retained earned premiums	**1,317.7**	**1,594.9**	**1,529.6**	**1,735.6**	**1,381.5**	**1,097.9**	**1,915.2**	**1,500.8**	**1,302.0**	**2,802.8**	**3,117.1**
Net Acquisition Cost	**337.2**	**280.8**	**328.5**	**338.5**	**383.8**	**353.4**	**346.3**	**317.7**	**351.3**	**668.9**	**722.2**
Commisions to agents	200.5	144.5	179.3	147.4	161.5	130.4	165.6	147.6	143.7	291.3	308.8
Additional compensation to agents	67.2	83.4	92.7	70.3	88.6	101.7	100.1	101.6	126.2	227.7	158.9
Commisions for re-insurance taken	0.0	1.6	0.0	0.0	0.1	4.0	0.1	1.1	(0.1)	1.1	0.1
Commisions for re-insurance given	(98.5)	(97.4)	(99.1)	(41.3)	(58.4)	(59.4)	(89.1)	(48.0)	(46.7)	(94.7)	(99.8)
Coverage on losses excess	36.9	42.3	46.1	47.0	45.9	41.4	40.3	42.6	39.1	81.7	92.9
Others	131.1	106.4	109.4	115.2	146.1	135.3	129.3	72.7	89.0	161.8	261.3
Net cost of claims and contractual obligations	**948.6**	**985.5**	**927.0**	**1,118.5**	**1,224.9**	**917.9**	**1,076.7**	**1,008.2**	**1,064.2**	**2,072.4**	**2,343.4**
Claims and other contractual obligations	950.7	979.0	921.3	1,178.8	1,234.7	917.5	1,077.5	1,027.8	1,048.7	2,076.5	2,413.6
Claims recovered from re-insurance	2.1	(6.5)	(5.7)	60.3	9.8	(0.3)	0.7	19.6	(15.4)	4.2	70.1
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**31.9**	**328.6**	**274.1**	**278.6**	**(227.2)**	**(173.3)**	**492.2**	**175.0**	**(113.5)**	**61.5**	**51.4**
Net Increase in other technical reserve	**19.2**	**(56.1)**	**518.1**	**(17.7)**	**10.1**	**(54.1)**	**(13.1)**	**(10.0)**	**17.0**	**7.1**	**(7.6)**
Catastrophic risks reserves	19.0	(52.9)	620.4	(14.7)	10.2	(50.8)	82.8	(9.2)	15.8	6.6	(4.5)
Preventions reserves	0.2	(3.1)	(102.3)	(3.0)	(0.1)	(3.2)	(95.9)	(0.7)	(0.0)	(0.7)	(3.1)
Contingency claim reserves	0.0	(0.0)	(0.0)	(0.0)	0.0	(0.0)	(0.0)	(0.0)	0.0	(0.0)	(0.0)
Other reserves	0.1	(0.1)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	1.3	1.3	(0.0)
Gross profit	**12.7**	**384.7**	**(243.9)**	**296.4**	**(237.3)**	**(119.3)**	**505.3**	**184.9**	**(130.5)**	**54.4**	**59.0**
Net operating expenses	**183.4**	**188.5**	**234.8**	**176.3**	**144.5**	**143.3**	**161.3**	**133.8**	**135.9**	**269.7**	**320.8**
Administrative and operating expenses	(9.5)	(26.2)	(4.4)	(58.7)	(76.9)	(76.9)	(80.8)	(97.5)	(98.3)	(195.8)	(135.6)
Personnel expenses	177.1	199.7	224.0	222.6	208.8	209.4	230.7	219.6	222.7	442.3	431.4
Depreciation and amortization	15.8	15.0	15.2	12.4	12.6	10.8	11.4	11.7	11.6	23.3	25.0
Operating Profits	**(170.8)**	**196.2**	**(478.8)**	**120.1**	**(381.8)**	**(262.6)**	**344.1**	**51.2**	**(266.5)**	**(215.3)**	**(261.7)**
Net Financial Income	**464.5**	**98.8**	**182.4**	**417.8**	**276.1**	**180.2**	**141.2**	**127.2**	**313.0**	**440.2**	**693.9**
On investments	147.7	92.0	107.1	57.0	92.8	71.8	84.2	138.7	186.2	324.9	149.8
Investments sales	8.0	(4.7)	(23.3)	135.6	58.4	68.4	216.4	46.6	41.7	88.3	194.0
Investments revaluation	300.8	67.9	174.9	348.4	114.7	161.0	27.2	1.5	98.8	100.4	463.1
Charges on premiums	20.9	21.1	20.9	19.6	20.5	21.2	19.8	19.9	20.3	40.2	40.2
Others	0.8	6.8	4.3	3.2	9.8	4.2	5.4	9.8	0.6	10.4	13.0
Forex	(18.7)	3.2	24.1	3.4	(15.6)	0.7	2.5	0.3	(33.6)	(33.3)	(12.2)
REPOMO	5.0	(87.6)	(125.5)	(149.4)	(4.6)	(147.2)	(214.3)	(89.6)	(1.1)	(90.7)	(154.1)
Income before income taxes & employee profit sh	**293.7**	**295.0**	**(296.3)**	**537.9**	**(105.7)**	**(82.4)**	**485.3**	**178.4**	**46.6**	**224.9**	**432.2**
Provision for income tax	113.6	139.2	(92.7)	134.1	(24.4)	46.5	75.2	48.6	1.0	49.6	109.7
Provision for employee profit sharing	34.9	41.6	(23.1)	41.8	(8.5)	7.3	30.1	16.3	3.9	20.2	33.3
Subsidiaries results	24.0	1.5	(25.4)	3.9	4.3	53.8	74.8	43.3	54.8	98.0	8.2
Net income	**169.3**	**115.5**	**(206.0)**	**365.9**	**(68.5)**	**(82.3)**	**454.8**	**156.7**	**96.5**	**253.2**	**297.4**

SEGUROS INBURSA

BALANCE SHEET Including Monetary Adjustments (MM Constant Ps. as of June, 2005)

ASSETS	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Investments	**11,271.8**	**12,308.0**	**12,471.0**	**13,307.7**	**12,240.4**	**12,325.6**	**14,641.6**	**14,993.8**	**14,878.8**
Securities	**9,692.3**	**10,697.8**	**10,836.8**	**11,648.4**	**10,511.1**	**11,000.4**	**13,390.3**	**13,703.5**	**13,541.1**
Government	5,466.5	6,279.8	6,296.6	6,947.5	7,022.9	7,296.2	7,198.7	7,456.6	7,454.9
Private companies	3,363.8	3,504.3	3,480.7	3,408.0	2,083.0	2,115.3	4,535.7	4,649.1	4,407.5
Debt Instruments	1,987.5	1,954.8	2,108.0	2,289.6	943.8	922.4	3,392.5	3,499.5	3,524.2
Equities	1,376.2	1,549.5	1,372.7	1,118.5	1,139.2	1,193.0	1,143.3	1,149.6	883.3
Net unrealized gain on valuation	820.3	886.0	1,033.1	1,259.8	1,373.3	1,559.3	1,567.7	1,550.3	1,652.4
Interest debtors	41.8	27.6	26.4	33.1	31.9	29.6	88.1	47.5	26.3
Loans	**658.6**	**691.2**	**686.4**	**713.4**	**785.3**	**414.6**	**342.6**	**383.5**	**432.9**
On policies	130.4	131.2	113.2	118.9	125.8	128.0	127.6	125.7	128.8
Secured	525.4	550.7	571.0	585.9	644.1	283.5	211.4	251.5	285.7
Unsecured	2.9	3.0	3.0	2.8	2.9	0.4	0.0	0.0	0.3
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	3.4	5.0	6.9	18.6
Interest debtors	1.0	7.8	1.4	8.0	14.6	1.3	1.6	2.3	2.5
Allowance for write-offs	(1.1)	(1.6)	(2.1)	(2.1)	(2.1)	(2.1)	(3.0)	(3.0)	(3.0)
Real estate	**920.9**	**919.0**	**947.9**	**945.9**	**944.0**	**910.6**	**908.7**	**906.8**	**904.9**
Real estate	65.1	64.5	63.4	62.4	62.4	55.3	54.3	53.9	53.9
Net unrealized gain on valuation	905.4	906.0	933.5	934.5	934.6	909.8	910.8	911.2	911.2
Depreciation	(49.6)	(51.4)	(49.1)	(51.0)	(53.0)	(54.5)	(56.4)	(58.3)	(60.3)
Investments for labor obligations	502.2	519.7	524.0	553.1	570.7	585.8	638.3	658.8	705.5
Current assets	**112.7**	**4.3**	**28.6**	**(33.1)**	**1,401.6**	**1,899.5**	**11.3**	**(120.2)**	**(37.8)**
Cash and banks	112.7	4.3	28.6	(33.1)	1,401.6	1,899.5	11.3	(120.2)	(37.8)
Debtors	**2,581.1**	**2,144.5**	**2,524.3**	**2,032.3**	**2,088.7**	**1,827.4**	**2,199.3**	**2,030.1**	**1,853.8**
Premium debtors	2,448.6	2,004.8	2,382.4	1,859.8	1,928.5	1,676.8	2,028.2	1,828.8	1,624.1
Agents and adjusters	4.0	4.0	3.2	2.8	3.7	3.2	3.1	4.4	4.6
Notes receivable	37.6	40.1	45.4	37.4	40.5	43.3	49.1	53.8	52.9
Employee loans	60.2	62.1	58.8	70.5	65.9	63.4	56.0	69.0	65.9
Other	47.7	50.5	54.9	82.8	72.1	63.4	83.9	96.0	129.1
Allowance for write-offs	(17.0)	(16.8)	(20.4)	(21.0)	(22.0)	(22.8)	(21.1)	(21.8)	(22.7)
Reinsurers and rebonders	**848.7**	**999.4**	**783.7**	**925.4**	**860.7**	**798.5**	**625.2**	**625.8**	**550.3**
Insurance and bonding companies	126.2	306.6	173.2	153.3	106.5	104.4	79.0	94.6	116.8
Retained deposits	0.5	0.6	0.6	0.5	0.6	0.5	0.5	0.5	0.5
Reinsurens share of unsettled claims	704.9	669.5	609.6	771.2	753.3	693.3	545.3	530.3	432.7
Reinsurens share of unearned premiums	17.0	22.7	0.3	0.3	0.4	0.3	0.3	0.3	0.3
Other assets	**237.5**	**249.4**	**275.5**	**311.8**	**242.2**	**239.1**	**247.6**	**339.7**	**271.8**
Furniture and equipment (net)	81.0	79.6	76.2	74.9	78.9	84.2	93.5	89.8	93.3
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
Sundry	156.1	169.4	198.8	236.4	162.9	154.5	153.7	249.4	178.1
Total assets	15,554.0	16,225.3	16,607.0	17,097.2	17,404.3	17,675.8	18,363.2	18,527.9	18,222.5

LIABILITIES	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Technical reserves	**11,116.9**	**11,680.2**	**12,191.3**	**12,476.7**	**12,897.2**	**13,258.4**	**13,201.2**	**13,347.2**	**13,562.3**
Unearned premiums	**4,859.7**	**5,394.9**	**5,544.1**	**5,693.9**	**6,067.1**	**6,642.5**	**6,929.9**	**7,205.5**	**7,437.4**
Life	2,988.2	3,601.4	3,687.5	3,834.7	4,112.8	4,620.2	4,963.3	5,149.8	5,381.3
Accident and health	1,863.4	1,785.4	1,848.5	1,851.3	1,946.3	2,014.3	1,958.9	2,048.1	2,048.5
Current bonds	8.1	8.1	8.1	7.9	8.0	8.0	7.7	7.6	7.6
Contractual obligations	**3,544.2**	**3,598.2**	**3,431.0**	**3,587.4**	**3,617.0**	**3,457.4**	**3,130.3**	**3,116.5**	**3,084.2**
Losses and maturities	1,433.0	1,466.8	1,515.3	1,629.0	2,196.6	2,042.5	2,134.8	2,051.2	2,017.2
Reserve for incurred but not reported losses	1,380.3	1,405.5	1,173.3	1,250.2	712.7	706.5	274.0	315.0	318.2
Policy dividends	169.1	166.7	189.8	177.1	163.9	169.6	180.4	160.8	179.0
Managed insurance funds	542.3	535.9	528.5	515.1	523.7	516.0	516.9	553.9	543.2
Deposits premiums	19.5	23.4	24.0	16.1	20.1	22.8	24.1	35.6	26.6
Prevision	**2,713.0**	**2,687.1**	**3,216.3**	**3,195.4**	**3,213.1**	**3,158.4**	**3,141.1**	**3,025.3**	**3,040.7**
Prevision	305.8	304.8	207.6	204.2	200.4	196.5	99.8	99.0	98.3
Catastrophic	2,404.6	2,379.8	3,006.2	2,988.8	3,010.3	2,959.5	3,038.9	2,923.8	2,938.8
Contingency	2.4	2.4	2.3	2.3	2.3	2.3	2.3	2.3	2.3
Specials	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.1	1.3
Provision for labor obligations at retirement	**501.1**	**518.0**	**517.5**	**546.4**	**566.4**	**585.7**	**635.5**	**651.1**	**690.7**
Creditors	**222.8**	**249.4**	**308.1**	**293.3**	**321.2**	**273.2**	**316.2**	**265.6**	**261.0**
Agents and adjusters	176.4	210.8	240.9	201.7	202.5	225.8	233.4	187.8	186.8
Managed loss funds	7.0	7.9	8.7	7.6	7.0	6.5	6.2	5.8	5.4
Sundry	39.3	30.7	58.4	84.0	111.7	40.9	76.6	72.0	68.8
Reinsurers and rebonders	**715.5**	**520.0**	**570.7**	**304.9**	**327.2**	**338.4**	**383.3**	**247.0**	**302.7**
Insurance and bonding companies	714.8	519.2	569.9	304.2	326.5	337.7	382.5	246.2	302.0
Retained deposits	0.7	0.8	0.8	0.7	0.7	0.7	0.7	0.8	0.8
Other liabilities	**858.1**	**1,001.4**	**937.8**	**1,028.8**	**913.8**	**925.9**	**1,064.4**	**1,095.9**	**979.0**
Provision for employee profit sharing	171.0	310.4	127.5	210.9	18.2	23.9	162.6	53.0	12.7
Other liabilities	416.1	384.9	438.8	360.6	386.9	335.8	383.9	543.3	418.5
Deferred credits	271.0	306.1	371.5	457.3	508.7	566.2	517.9	499.5	547.8
Total liabilities	**13,414.3**	**13,968.9**	**14,525.3**	**14,650.0**	**15,025.8**	**15,381.6**	**15,600.6**	**15,606.8**	**15,795.7**
Stockholders' equity									
Paid in capital	**963.9**	**963.9**	**963.9**	**963.9**	**963.9**	**963.9**	**963.9**	**963.9**	**963.9**
Capital stock	963.9	963.9	963.9	963.9	963.9	963.9	963.9	963.9	963.9
Reserves	**1,847.0**	**1,627.0**	**1,627.0**	**1,627.0**	**1,863.1**	**1,863.1**	**1,863.1**	**1,863.1**	**2,186.1**
Legal	117.3	117.3	117.3	117.3	134.5	134.5	134.5	134.5	201.5
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,729.7	1,509.6	1,509.6	1,509.6	1,728.6	1,728.6	1,728.6	1,728.6	1,984.6
Unrealized gain on valuation of real estate	3.0	3.7	6.1	6.1	6.2	6.2	14.6	14.6	15.9
Subsidiaries	(42.3)	(41.3)	(41.3)	(41.3)	(23.7)	(25.2)	(19.6)	(17.5)	49.9
Retained earnings	382.4	602.5	602.5	774.2	520.4	520.4	520.4	1,190.4	314.0
Net income	262.2	377.7	171.7	365.9	297.4	215.1	669.9	156.7	263.2
Excess (insufficient) on Stockholders' actualiz	(1,276.6)	(1,277.1)	(1,248.2)	(1,248.6)	(1,249.0)	(1,249.4)	(1,249.8)	(1,250.2)	(1,366.3)
Total stockholders' equity	**2,139.7**	**2,256.4**	**2,081.7**	**2,447.2**	**2,378.5**	**2,294.2**	**2,762.7**	**2,921.1**	**2,426.8**
Total liabilities and stockholders' equity	**15,554.0**	**16,225.3**	**16,607.0**	**17,097.2**	**17,404.3**	**17,675.8**	**18,363.2**	**18,527.9**	**18,222.5**

PENSIONES INBURSA

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of June, 2005)	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	Acumulated Jun' 05	Acumulated Jun' 04
Premiums written	193.9	143.6	197.6	77.3	317.4	51.9	103.1	93.0	127.9	220.8	394.7
Premiums ceded	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained Premiums	**193.9**	**143.6**	**197.6**	**77.3**	**317.4**	**51.9**	**103.1**	**93.0**	**127.9**	**220.8**	**394.7**
Increased in reserve for unearned premiums	**161.1**	**35.9**	**127.7**	**15.0**	**206.7**	**(57.1)**	**80.7**	**2.7**	**79.3**	**82.0**	**221.7**
Retained earned premiums	**32.8**	**107.7**	**69.9**	**62.4**	**110.6**	**109.0**	**22.4**	**90.2**	**48.6**	**138.8**	**173.0**
Net Acquisition Cost	**29.1**	**19.1**	**25.6**	**6.9**	**2.5**	**1.9**	**7.5**	**6.6**	**10.8**	**17.4**	**9.4**
Commisions to agents	0.1	(0.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Additional compensation to agents	0.0	(0.0)	(0.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance taken	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance given	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Coverage on losses excess	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	29.0	19.1	25.6	6.9	2.5	1.9	7.5	6.6	10.8	17.4	9.4
Net cost of claims and contractual obligations	**178.9**	**186.5**	**173.9**	**195.0**	**177.0**	**181.6**	**176.7**	**180.4**	**185.7**	**366.1**	**372.0**
Claims and other contractual obligations	178.9	186.5	173.9	195.0	177.0	181.6	176.7	180.4	185.7	366.1	372.0
Claims recovered from re-insurance	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**(175.2)**	**(97.9)**	**(129.6)**	**(139.5)**	**(68.9)**	**(74.5)**	**(161.8)**	**(96.7)**	**(148.0)**	**(244.7)**	**(208.4)**
Net Increase in other technical reserve	**20.4**	**17.8**	**34.2**	**6.4**	**13.7**	**(6.1)**	**(31.4)**	**13.0**	**14.0**	**27.0**	**20.1**
Catastrophic risks reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Preventions reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency claim reserves	2.8	0.3	2.2	0.0	3.9	(1.5)	1.4	(0.2)	1.3	1.1	3.9
Other reserves	17.5	17.5	31.9	6.4	9.8	(4.6)	(32.8)	13.2	12.7	25.9	16.2
Gross profit	**(195.5)**	**(115.8)**	**(163.8)**	**(145.9)**	**(82.6)**	**(68.4)**	**(130.4)**	**(109.7)**	**(162.0)**	**(271.7)**	**(228.5)**
Net operating expenses	**95.5**	**14.9**	**14.4**	**12.2**	**11.7**	**10.9**	**11.3**	**11.1**	**10.7**	**21.9**	**23.9**
Administrative and operating expenses	90.4	7.8	7.3	5.1	4.6	3.8	4.3	4.0	5.8	9.8	9.7
Personnel expenses	(0.0)	(0.0)	(0.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation and amortization	5.1	7.1	7.1	7.1	7.1	7.1	7.1	7.1	4.9	12.0	14.2
Operating Profits	**(291.0)**	**(130.6)**	**(178.2)**	**(158.2)**	**(94.3)**	**(79.3)**	**(141.8)**	**(120.8)**	**(172.7)**	**(293.6)**	**(252.4)**
Net Financial Income	**318.2**	**138.1**	**233.9**	**255.3**	**219.9**	**198.9**	**287.0**	**214.2**	**304.0**	**518.2**	**475.2**
On investments	233.9	232.6	240.2	219.7	220.1	240.6	248.3	244.7	252.6	497.3	439.8
Investments sales	0.4	(0.3)	(0.0)	14.1	17.2	19.9	3.0	(0.0)	(1.2)	(1.3)	31.3
Investments revaluation	74.5	47.0	214.2	234.8	(9.4)	176.5	282.0	81.8	46.2	128.0	225.4
Charges on premiums	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.1
Forex	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
REPOMO	9.5	(141.3)	(220.5)	(213.4)	(8.1)	(238.1)	(246.4)	(112.3)	6.4	(105.9)	(221.5)
Income before income taxes & employee profit sh	**27.2**	**7.5**	**55.7**	**97.1**	**125.7**	**119.6**	**145.2**	**93.4**	**131.3**	**224.6**	**222.8**
Provision for income tax	10.0	24.7	25.3	15.5	54.3	35.2	33.2	26.2	42.2	68.4	69.8
Provision for employee profit sharing	(0.0)	0.0	(0.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Subsidiaries results	339.4	111.5	507.2	153.9	149.1	1,716.1	287.8	238.8	122.7	361.4	302.9
Net income	**356.5**	**94.3**	**537.7**	**235.5**	**220.4**	**1,800.5**	**399.8**	**305.9**	**211.7**	**517.6**	**455.9**

PENSIONES INBURSA

BALANCE SHEET (MM Constant Ps. as of June, 2005)

ASSETS	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Investments	**15,753.4**	**18,851.0**	**19,539.2**	**19,742.1**	**20,195.2**	**21,903.6**	**22,312.7**	**22,624.8**	**15,429.5**
Securities	**15,753.4**	**18,851.0**	**19,539.2**	**19,742.1**	**20,195.2**	**21,903.6**	**22,312.7**	**22,624.8**	**15,429.5**
Government	8,627.6	8,645.6	8,453.4	8,447.1	8,694.9	8,717.6	7,996.4	8,229.3	8,356.3
Private companies	4,013.2	7,335.6	7,367.0	7,404.5	7,320.6	7,626.4	8,128.5	8,093.4	3,865.1
Debt Instruments	2,912.9	3,082.8	3,114.3	3,151.9	3,067.9	3,106.9	3,609.1	3,574.1	3,472.4
Equities	1,100.3	4,252.7	4,252.7	4,252.6	4,252.6	4,519.5	4,519.4	4,519.4	392.7
Net unrealized gain on valuation	2,822.3	2,739.3	3,430.4	3,766.2	3,894.1	5,403.3	5,898.4	6,132.1	2,903.9
Interest debtors	290.4	130.5	288.4	124.3	285.7	156.2	289.5	170.0	304.2
Loans	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
On policies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Secured	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Unsecured	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Real estate	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Real estate	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net unrealized gain on valuation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Investments for labor obligations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Current assets	**4.6**	**17.1**	**10.8**	**10.0**	**1.7**	**1.6**	**2.0**	**(0.6)**	**0.2**
Cash and banks	4.6	17.1	10.8	10.0	1.7	1.6	2.0	(0.6)	0.2
Debtors	**12.2**	**10.0**	**7.7**	**0.9**	**2.2**	**5.1**	**7.7**	**7.2**	**10.2**
Premium debtors	10.8	8.8	6.6	0.1	1.1	4.0	6.6	5.5	11.0
Agents and adjusters	(0.1)	(0.1)	0.0	(0.1)	(0.1)	(0.1)	(0.1)	0.0	0.0
Notes receivable	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	1.3	1.2	1.0	0.7	1.0	1.0	1.0	1.6	1.2
Allowance for write-offs	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(2.2)
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unsettled claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unearned premiums	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other assets	**202.2**	**197.0**	**193.3**	**179.8**	**222.2**	**234.7**	**258.4**	**288.8**	**54.2**
Furniture and equipment (net)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Foreclosed and repossessed assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	202.2	197.0	193.3	179.8	222.2	234.7	258.4	288.8	54.2
Total assets	15,972.5	19,075.1	19,751.1	19,932.8	20,421.4	22,145.0	22,580.8	22,920.3	15,494.1

LIABILITIES	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Technical reserves	**12,554.2**	**12,592.5**	**12,754.0**	**12,771.9**	**12,986.6**	**12,926.3**	**12,933.4**	**12,933.7**	**13,027.0**
Unearned premiums	**12,039.4**	**12,055.0**	**12,166.9**	**12,167.8**	**12,363.4**	**12,290.5**	**12,358.8**	**12,347.0**	**12,412.8**
Life	12,039.4	12,055.0	12,166.9	12,167.8	12,363.4	12,290.5	12,358.8	12,347.0	12,412.8
Accident and health	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Current bonds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contractual obligations	**53.2**	**72.1**	**40.5**	**55.1**	**62.6**	**75.2**	**45.4**	**53.3**	**72.7**
Losses and maturities	50.9	71.1	40.5	53.0	62.5	73.9	42.9	53.2	68.9
Reserve for incurred but not reported losses	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Policy dividends	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Managed insurance funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deposits premiums	2.3	1.1	0.0	2.1	0.1	1.3	2.5	0.1	3.8
Prevision	**461.6**	**465.4**	**546.6**	**549.0**	**560.6**	**560.6**	**529.2**	**533.4**	**541.5**
Prevision	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Catastrophic	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency	240.8	241.1	243.3	243.4	247.3	245.8	247.2	246.9	248.3
Specials	220.8	224.3	303.2	305.7	313.3	314.8	282.0	286.5	293.3
Provision for labor obligations at retirement	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Creditors	**8.3**	**7.4**	**7.2**	**3.8**	**4.9**	**5.4**	**6.2**	**6.5**	**8.0**
Agents and adjusters	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	8.3	7.4	7.2	3.8	4.9	5.4	6.2	6.4	7.9
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other liabilities	**73.8**	**111.9**	**89.1**	**20.7**	**73.1**	**100.7**	**132.0**	**165.9**	**83.1**
Provision for employee profit sharing	40.4	64.1	87.9	14.6	64.8	98.3	128.9	154.2	65.1
Other liabilities	33.0	47.0	0.0	4.0	6.1	0.0	0.0	8.8	14.7
Deferred credits	0.4	0.8	1.2	2.2	2.2	2.4	3.1	2.9	3.4
Total liabilities	**12,636.3**	**12,711.9**	**12,850.2**	**12,796.4**	**13,064.6**	**13,032.5**	**13,071.6**	**13,106.0**	**13,118.1**
Stockholders' equity									
Paid in capital	**2,223.8**	**5,160.3**	**5,160.3**	**5,160.3**	**5,160.3**	**5,160.3**	**5,160.3**	**5,160.3**	**997.4**
Capital stock	2,223.8	5,160.3	5,160.3	5,160.3	5,160.3	5,160.3	5,160.3	5,160.3	997.4
(-)Unsubscribed capital	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reserves	**176.1**	**173.5**	**173.5**	**173.5**	**259.1**	**259.1**	**259.1**	**259.1**	**1,097.5**
legal	17.7	17.7	17.7	17.7	137.4	137.4	137.4	137.4	403.0
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	158.4	155.8	155.8	155.8	121.8	121.8	121.8	121.8	694.5
Unrealized gain on valuation of real estate	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Subsidiaries	120.1	116.4	116.4	116.4	1,172.3	1,127.5	1,124.3	1,123.5	285.1
Retained earnings	2,923.0	2,925.6	2,925.6	4,122.5	2,980.9	2,980.9	2,980.9	5,637.2	2,150.1
Net income	565.0	659.3	1,196.9	235.5	455.9	2,256.4	2,656.3	305.9	517.6
Excess (insufficient) on Stockholders' actualization	(2,671.8)	(2,671.8)	(2,671.8)	(2,671.8)	(2,671.8)	(2,671.8)	(2,671.8)	(2,671.8)	(2,671.8)
Total stockholders' equity	**3,336.2**	**6,363.2**	**6,900.9**	**7,136.3**	**7,356.8**	**9,112.5**	**9,509.1**	**9,814.2**	**2,376.0**
Total liabilities and stockholders' equity	**15,972.5**	**19,075.1**	**19,751.1**	**19,932.8**	**20,421.4**	**22,145.0**	**22,580.8**	**22,920.3**	**15,494.1**

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments

(000's Constant Ps. as of June, 2005)	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	Acumulated Jun' 05	Acumulated Jun' 04
Premiums accepted	73,690.5	78,055.0	86,509.1	82,335.4	84,897.7	99,933.0	109,322.0	109,615.0	103,543.1	213,158.1	167,233.0
Premiums ceded	13,040.0	8,479.3	19,699.8	17,570.9	18,901.7	19,516.1	19,268.7	18,428.4	19,920.6	38,349.0	36,472.6
RETAINED PREMIUMS	**60,650.5**	**69,575.6**	**66,809.3**	**64,764.5**	**65,996.0**	**80,416.9**	**90,053.2**	**91,186.6**	**83,622.6**	**174,809.1**	**130,760.5**
Application of reserve for outstanding bonds	23,737.0	(95,930.7)	(9,702.6)	348.9	1,047.9	1,189.3	859.7	3,980.0	(724.6)	3,255.4	1,396.8
NET PREMIUM REVENUES	**36,913.5**	**165,506.4**	**76,511.9**	**64,415.6**	**64,948.1**	**79,227.6**	**89,193.6**	**87,206.6**	**84,347.2**	**171,553.7**	**129,363.7**
Net Acquisition Cost	**(2,053.4)**	**(1,688.6)**	**(13,472.0)**	**(4,638.4)**	**(10,349.0)**	**(5,363.4)**	**(14,495.0)**	**(4,539.0)**	**(4,446.5)**	**(8,985.6)**	**(14,987.4)**
Comisions to agents	271.9	179.3	645.3	80.2	33.0	754.4	246.3	685.3	335.5	1,020.8	113.2
Comisions for rebonding taken	20.2	229.1	89.9	1.0	32.1	(23.1)	283.2	2.9	918.5	921.3	33.1
Comisions for rebonding given	(3,843.9)	(3,173.5)	(6,585.4)	(5,985.1)	(7,431.6)	(7,597.7)	(9,560.9)	(7,530.2)	(8,133.5)	(15,663.7)	(13,416.7)
Others	1,498.4	1,076.5	(7,621.8)	1,265.6	(2,982.5)	1,502.9	(5,463.6)	2,303.0	2,433.0	4,736.0	(1,716.9)
Claims	32,171.0	45,370.5	57,339.5	45,396.1	28,920.2	39,780.5	53,863.7	48,603.3	50,420.6	99,023.9	74,316.3
Technical Income	**6,795.9**	**121,824.4**	**32,644.5**	**23,657.9**	**46,376.8**	**44,810.5**	**49,824.8**	**43,142.4**	**38,373.1**	**81,515.4**	**70,034.7**
Net increase in other technical reserves	7,220.3	(14,079.7)	(1,638.7)	(1,976.6)	522.3	(1,994.8)	(2,347.8)	(165.0)	826.9	661.9	(1,454.3)
GROSS INCOME	**(424.4)**	**135,904.2**	**34,283.2**	**25,634.5**	**45,854.5**	**46,805.4**	**52,172.7**	**43,307.4**	**37,546.1**	**80,853.5**	**71,489.1**
Net Operating Expenses	**(7,051.4)**	**(4,161.9)**	**(5,775.1)**	**(6,221.5)**	**(6,410.9)**	**(7,044.1)**	**(883.6)**	**(9,504.5)**	**(9,340.6)**	**(18,845.1)**	**(12,632.3)**
Administrative & operating expenses	(7,284.3)	(4,495.8)	(6,112.5)	(6,555.5)	(6,741.6)	(7,372.3)	(1,199.9)	(9,813.7)	(9,598.3)	(19,412.0)	(13,297.1)
Personnel expenses	0.0	0.0	2.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	232.9	333.9	334.8	334.0	330.7	328.3	316.2	309.2	257.7	566.9	664.7
OPERATING INCOME	**6,627.0**	**140,066.1**	**40,058.3**	**31,856.0**	**52,265.4**	**53,849.5**	**53,056.3**	**52,811.9**	**46,886.7**	**99,698.6**	**84,121.4**
Financial Income	**24,392.3**	**5,393.6**	**112.0**	**11,686.9**	**15,193.0**	**1,027.8**	**803.0**	**(12,717.4)**	**18,475.0**	**5,757.6**	**26,879.9**
On investments	9,596.6	2,283.7	2,632.5	696.8	2,402.0	1,194.3	505.4	1,630.0	4,393.1	6,023.1	3,098.8
Investments sales	(2,601.1)	0.0	0.0	4,481.1	3,499.1	4,957.8	1,534.3	(9,002.2)	10,401.2	1,399.0	7,980.2
Investments revaluation	18,791.1	5,386.2	4,389.8	14,681.3	8,071.8	5,744.7	9,285.8	(504.6)	4,279.3	3,774.6	22,753.1
Others	10.0	9.4	(13.9)	14.8	28.5	(945.9)	31.9	107.1	47.5	154.6	43.4
Repos	(1,777.8)	2,743.2	1,158.3	(315.4)	1,536.6	(409.7)	(622.3)	220.9	(73.2)	147.7	1,221.2
REPOMO	373.4	(5,028.8)	(8,054.7)	(7,871.8)	(345.0)	(9,513.3)	(9,932.1)	(5,168.6)	(572.9)	(5,741.5)	(8,216.8)
INCOME BEFORE TAXES	**31,019.3**	**145,459.7**	**40,170.3**	**43,542.9**	**67,458.4**	**54,877.3**	**53,859.3**	**40,094.5**	**65,361.7**	**105,456.2**	**111,001.3**
Income taxes	11,011.6	59,962.1	32,931.5	15,834.5	18,631.1	38,988.1	(6,557.4)	19,407.6	16,323.1	35,730.7	34,465.6
Subsidiaries Net Income	0.0	2,342.4	25,131.5	5,436.8	5,266.2	60,629.6	10,169.2	8,435.9	4,333.4	12,769.3	10,703.0
NET INCOME	20,007.7	87,840.0	32,370.3	33,145.1	54,093.5	76,518.7	70,585.9	29,122.8	53,372.0	82,494.9	87,238.7

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments (000's Constant Ps. as of June, 2005)

ASSETS	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Investments	**775,052.1**	**806,362.9**	**850,994.8**	**860,398.1**	**869,623.6**	**967,727.2**	**1,020,010.1**	**1,052,468.2**	**839,218.6**
Securities	**695,567.0**	**722,843.8**	**767,086.7**	**748,302.8**	**755,073.6**	**848,607.1**	**898,325.7**	**925,629.8**	**708,021.0**
Government	316,825.6	269,299.0	283,307.9	249,175.7	246,015.9	280,415.6	324,785.9	386,889.4	426,476.6
Private companies	335,952.5	358,782.8	352,662.6	348,744.0	350,889.7	394,875.2	369,956.1	314,397.1	155,581.9
Debt Instruments	14,182.0	15,967.7	16,019.4	15,687.7	16,179.4	15,771.6	14,735.7	14,751.5	14,328.8
Equities	321,770.4	342,815.1	336,643.2	333,056.4	334,710.2	379,103.6	355,220.3	299,645.6	414,253.2
Net unrealized gain on valuation	42,739.6	94,727.2	131,087.8	150,370.6	158,142.0	173,300.1	201,108.5	224,334.0	125,960.0
Interest debtors	49.4	34.9	28.5	12.5	26.1	16.2	2,475.2	9.4	2.3
Loans	**41,976.0**	**46,158.3**	**46,696.1**	**52,888.5**	**55,501.4**	**60,229.6**	**62,952.2**	**68,264.4**	**72,781.8**
Secured	30,785.2	32,122.8	35,666.5	42,200.8	44,299.5	48,785.7	49,332.3	55,535.5	65,017.6
Unsecured	10,082.1	12,758.2	9,613.7	9,216.1	9,603.7	7,621.4	6,874.4	7,939.0	3,451.2
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	2,176.9	4,982.3	2,911.9	2,247.2
Interest debtors	1,108.8	1,277.3	1,415.9	1,471.6	1,598.2	1,645.6	1,763.2	1,878.0	2,065.8
Real estate	**37,509.1**	**37,360.7**	**37,212.0**	**59,206.8**	**59,048.6**	**58,890.4**	**58,732.2**	**58,574.0**	**58,415.8**
Real estate	7,877.0	7,795.7	7,670.3	7,552.0	7,547.5	7,420.2	7,291.8	7,234.7	7,234.1
Net unrealized gain on valuation	31,834.2	31,915.5	32,040.9	54,119.8	54,124.3	54,251.6	54,380.0	54,437.1	54,437.6
Depreciation	(2,202.1)	(2,350.5)	(2,499.2)	(2,465.0)	(2,623.2)	(2,781.4)	(2,939.5)	(3,097.7)	(3,255.9)
Investments for labor obligations	**1,501.6**	**1,498.7**	**1,480.4**	**1,490.3**	**1,518.1**	**1,524.5**	**1,523.9**	**1,541.9**	**1,633.8**
Current assets	**4,637.1**	**2,275.8**	**5,887.1**	**3,560.7**	**3,266.0**	**5,486.2**	**1,817.8**	**4,139.9**	**3,438.3**
Cash and banks	4,637.1	2,275.8	5,887.1	3,560.7	3,266.0	5,486.2	1,817.8	4,139.9	3,438.3
Debtors	**47,644.1**	**43,398.5**	**37,871.4**	**39,858.2**	**44,766.5**	**43,603.3**	**66,801.0**	**81,007.7**	**86,778.5**
Premium debtors	46,207.1	42,335.0	35,518.2	37,923.5	43,452.2	41,977.8	64,612.5	79,371.4	88,877.0
Agents	0.0	0.0	0.0	27.7	0.0	0.0	0.0	(5.2)	0.0
Notes receivable	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,437.0	1,063.5	2,353.1	1,907.1	1,314.3	1,625.4	2,188.5	1,641.5	(2,098.5)
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rebonders	**13,106.5**	**12,314.1**	**15,726.5**	**13,592.1**	**48,672.0**	**40,671.6**	**13,975.5**	**7,850.1**	**6,935.7**
Bonding companies	3,403.9	2,796.4	6,570.2	5,001.7	8,838.2	5,917.8	9,516.0	3,469.9	2,692.9
Retained deposits	53.4	52.9	52.0	51.2	51.2	50.3	49.5	68.4	0.0
Others	946.4	869.9	855.9	842.7	31,947.7	28,609.6	(1,524.3)	(1,580.8)	(1,512.2)
Participation in rebonding	8,702.8	8,595.0	8,248.4	7,696.4	7,834.9	6,093.9	5,934.4	5,892.5	5,755.0
Other assets	**20,804.1**	**29,054.7**	**36,838.6**	**12,813.9**	**42,259.3**	**59,339.6**	**59,715.8**	**24,606.1**	**35,861.1**
Furniture and equipment (net)	169.4	181.0	153.5	126.2	113.8	105.5	96.4	88.1	80.7
Foreclosed and repossessed assets	1,705.9	1,688.3	1,661.2	1,635.6	1,634.6	1,607.0	1,579.2	1,566.8	1,566.7
Sundry	18,928.8	27,185.4	35,024.0	11,052.1	40,511.0	57,627.2	58,040.2	22,951.2	34,213.6
Total assets	**862,745.5**	**894,904.7**	**948,798.8**	**931,713.4**	**1,010,105.4**	**1,118,352.3**	**1,163,844.1**	**1,171,614.0**	**973,865.9**

LIABILITIES	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Technical reserves	**336,788.5**	**226,206.1**	**213,889.3**	**211,052.0**	**212,960.9**	**209,628.8**	**207,107.4**	**210,547.2**	**210,255.4**
Current bonds	155,447.9	58,921.5	48,234.4	47,377.9	48,737.5	47,411.5	47,258.9	50,861.2	49,779.7
Contingency bonds	181,340.6	167,284.6	165,654.9	163,674.1	164,223.4	162,217.2	159,848.5	159,686.1	160,475.7
Provision for labor obligations at retirement	**477.8**	**471.7**	**458.5**	**470.4**	**488.1**	**501.4**	**502.1**	**517.7**	**595.9**
Creditors	**15,900.1**	**14,965.9**	**14,054.0**	**12,495.8**	**29,177.7**	**27,397.4**	**7,145.5**	**5,997.5**	**6,960.6**
Agents and adjusters	111.7	224.8	100.1	51.8	20.2	396.5	244.4	609.4	257.5
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	15,788.4	14,741.1	13,953.9	12,444.0	29,157.6	27,000.9	6,901.0	5,388.2	6,703.1
Rebonders	**21,411.3**	**18,502.5**	**15,454.8**	**16,677.2**	**20,411.1**	**19,271.2**	**10,331.9**	**15,109.1**	**18,267.7**
Bonding companies	14,847.0	11,647.2	8,572.7	9,938.9	13,465.3	13,614.3	4,128.5	8,955.0	12,440.2
Other participation	6,564.3	6,855.2	6,882.1	6,738.3	6,945.8	5,656.9	6,203.4	6,154.1	5,827.6
Other liabilities	**33,864.3**	**92,202.1**	**126,850.3**	**58,260.0**	**74,524.9**	**113,300.9**	**111,117.0**	**69,734.6**	**83,786.8**
Provision for employee profit sharing & incured incom	19,456.5	74,699.3	95,325.3	23,249.3	37,588.0	53,323.4	76,914.8	30,782.8	45,655.0
Other liabilities	10,364.4	9,783.0	12,187.4	10,781.1	10,238.8	12,202.6	15,250.6	16,191.8	14,141.2
Deferred credits	4,043.4	7,719.9	19,337.6	24,229.6	26,698.1	47,774.8	18,951.6	22,760.0	23,990.7
Total liabilities	**408,441.9**	**352,348.3**	**370,706.9**	**298,955.5**	**337,562.9**	**370,099.6**	**336,203.8**	**301,906.1**	**319,866.5**
Stockholders' equity									
Paid in capital	**142,960.1**	**142,960.1**	**142,960.1**	**142,960.1**	**142,951.6**	**142,951.6**	**142,951.6**	**142,951.6**	**142,954.4**
Capital stock	142,960.1	142,960.1	142,960.1	142,960.1	142,951.6	142,951.6	142,951.6	142,951.6	142,954.4
(-)Unsubscribed capital	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reserves	**65,266.6**	**65,266.6**	**65,266.6**	**65,266.6**	**81,206.8**	**81,206.8**	**81,206.8**	**81,206.8**	**104,641.1**
legal	65,266.6	65,266.6	65,266.6	65,266.6	81,206.8	81,206.8	81,206.8	81,206.8	104,641.1
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	7,438.9	7,443.3	10,604.7	9,970.6	6,076.5	6,911.2	15,965.6	28,862.3	29,890.4
Subsidiaries	0.0	404.7	404.7	404.7	27,878.6	26,217.9	25,947.8	25,978.5	8,897.0
Retained earnings	331,277.3	331,277.3	331,277.3	490,679.4	436,841.6	436,841.6	436,841.6	671,184.9	353,536.6
Net income	39,191.9	127,031.8	159,402.1	33,145.1	87,238.7	163,757.4	234,343.3	29,122.8	82,494.9
Excess (insufficient) on Stockholders' actualization	(131,831.2)	(131,827.4)	(131,823.5)	(109,668.6)	(109,651.2)	(109,633.8)	(109,616.4)	(109,599.1)	(68,415.0)
Total stockholders' equity	**454,303.5**	**542,556.4**	**578,092.0**	**632,757.9**	**672,542.6**	**748,252.7**	**827,640.3**	**869,707.9**	**653,999.4**
Total liabilities and stockholders' equity	**862,745.5**	**894,904.7**	**948,798.8**	**931,713.4**	**1,010,105.4**	**1,118,352.3**	**1,163,844.1**	**1,171,614.0**	**973,865.9**